SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2015

Eni S.p.A.
(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 - 00144 Rome, Italy
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒                    Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ☐                    No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):               )

Fact Book 2014

Summary annual review (Eni in 2014)

Press Release dated May 13, 2015

Ordinary Shareholders’ Meeting Resolutions

Press Release dated May 31, 2015

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

Name: Antonio Cristodoro
Title:	Head of Corporate Secretary's Staff Office

Date: May 31, 2015

Contents

Contents

Mission

We are a major integrated energy company, committed to growth in the activities of finding, producing, transporting, transforming and marketing oil and gas. Eni men and women have a passion for challenges, continuous improvement, excellence and particularly value people, the environment and integrity.

Countries of activity

EUROPE
Austria, Belgium, Bulgaria, Croatia, Cyprus, Czech Republic, Denmark, France, Germany, Greece, Greenland, Hungary, Ireland, Italy, Luxembourg, Malta, the Netherlands, Norway, Poland, Portugal, Romania, Slovakia, Slovenia, Spain, Sweden, Switzerland, Turkey, Ukraine, the United Kingdom

AFRICA
Algeria, Angola, Congo, Egypt, Gabon, Ghana, Kenya, Liberia, Libya, Mauritania, Morocco, Mozambique, Nigeria, South Africa, Tunisia, Uganda

ASIA AND OCEANIA
Australia, Azerbaijan, China, India, Indonesia, Iraq, Japan, Kazakhstan, Kuwait, Malaysia, Myanmar, Oman, Pakistan, Papua-New Guinea, Philippines, Qatar, Russia, Saudi Arabia, Singapore, South Korea, Thailand, Timor Leste, Turkmenistan, the United Arab Emirates, Vietnam

AMERICA
Argentina, Bolivia, Brazil, Canada, Chile, Colombia, Ecuador, Mexico, Peru, Suriname, Trinidad & Tobago, the United States, Venezuela

Contents

Fact Book 2014

Contents	Eni’s Fact Book is a supplement to Eni’s Integrated Annual Report and is designed to provide supplemental financial and operating information.
		It contains certain forward-looking statements in particular under the section "Outlook" regarding capital expenditure, dividends, buyback program, allocation of future cash flow from operations evolution of financial structure, future operating performance, targets of production and sale growth, execution of projects. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will or may occur in the future. Actual results may differ from those expressed in such statements, depending on a variety of factors, including the timing of bringing new fields on stream; management’s ability in carrying out industrial plans and in succeeding in commercial transactions; future levels of industry product supply; demand and pricing; operational problems; general economic conditions; geopolitical factors including international tensions, social and political instability, changes in the economic and legal frameworks in Eni’s countries of operations, regulation of the oil&gas industry, power generation and environmental field, development and use of new technologies; changes in public expectations and other changes in business conditions; the actions of competitors.

Eni at a glance	4
Eni’s business model	10
Exploration & Production	12
Gas & Power	38
Refining & Marketing	46
Versalis	56
Engineering & Construction	60

Tables
Financial Data	66
Employees	81
Supplemental oil and gas information	82
Quarterly information	101

Contents

Eni Fact Book Eni at a glance

Eni at a glance

Results

In 2014, in spite of an unfavorable trading environment, Eni delivered excellent results underpinned by record cash flow generation. The performance was driven by the increased contribution from upstream production and the accelerated restructuring of the mid and downstream businesses.

Adjusted operating profit of euro 11.57 billion and adjusted net profit of euro 3.71 billion declined by 9% and 16%, respectively, compared to 2013. The mid and downstream businesses reported a euro 1.2 billion improvement driven by contract renegotiations, capacity restructuring and downsizing and cost efficiencies. These positives helped offset the decline of the E&P segment due to lower Brent prices. Additionally, 2014 results were reduced by the loss on the mark-to-market interests in Galp and Snam which underlay two convertible bonds (loss of euro 0.22 billion).

Net profit of euro 1.29 billion was impacted by extraordinary charges, net of tax effect, of euro 1.41 billion, which related to asset impairments and the write off of certain deferred tax assets of Italian subsidiaries, as well as the alignment of crude oil and product inventories to current market prices for euro 1 billion. The 75% reduction from 2013 is attributable to the recognition in the past year of sizeable gains on the divestment of a 20% stake in the Mozambique discovery and on the revaluation of Eni’s interest in Artic Russia for an overall euro 4.7 billion.

Cash flow of euro 15.1 billion was the best result of the last six years, supported by a reduced working capital in E&P, G&P and Saipem. Proceeds from disposals were euro 3.68 billion and mainly related to the divestment of Eni’s share in Artic Russia, an 8% interest in Galp and in the South Stream project. These cash inflows funded capital expenditure of euro 12.24 billion, focused on upstream activities, dividend payments (euro 4 billion) and share repurchases (euro 0.38 billion), also reducing the Group’s net debt by euro 1.28 billion.

As of December 31, 2014, leverage reduced to 0.22, from 0.25 at December 31, 2013.

Dividend > The Company’s robust results and strong fundamentals underpin a dividend distribution of euro 1.12 per share (euro 1.10 in 2013) of which euro 0.56 per share paid as interim dividend in September 2014.

Share repurchases in 2014 were 21.66 million for a cash outlay of euro 0.38 billion, together with the dividend this ensured a distribution yield of 8.3%.

Hydrocarbon production > In 2014, Eni’s hydrocarbon production was 1.598 million boe/d, up by 0.6% from 2013 on a homogeneous basis i.e. excluding the impact of the divestment of Eni’s interest in Artic Russia. Production increases in the United Kingdom, Algeria, the United States and Angola, more than offset mature fields decline. Start-ups and ramp-ups of new fields contributed 126 kboe/d.

Proved oil and natural gas reserves > Proved oil and gas reserves as of December 31, 2014 were 6.6 bboe. The reserve replacement ratio was 112%. The reserve life index is 11.3 years.

Contents

Eni Fact Book Eni at a glance

Development of new fields > In 2014, the West Hub project, located offshore in Block 15/06 in Angola, and Nené project in Block Marine XII in Congo were started up, setting the industry benchmark in terms of time-to-market.

Exploration successes > In 2014, Eni continued its track record of exploratory success. Additions to the Company’s resource base were approximately 900 million boe, at a competitive cost of $2.1 per barrel. Main discoveries in Angola, Congo, Ecuador, Indonesia and Gabon were made near-field and characterized by a short time-to-market.

Renegotiation of long-term gas supply contracts and take-or-pay reduction > Following the renegotiation of a number of the main long-term supply contracts, gas prices and related trends were better aligned to market conditions. 70% of long-term gas supply portfolio is now indexed to hub prices. Furthermore, the cash advances paid to suppliers due to the take-or-pay clause in those long-term supply contracts were reduced by euro 0.66 billion thanks to contract renegotiation and sales optimization.

Turnaround in refining and Chemicals > In 2014, the turnaround plan in the R&M achieved a cut of up to 30% of Eni’s refining capacity compared to 2012 with the agreement on the conversion of the Gela refinery, the start-up of the green plant in Venice and the disposal of Eni’s interest in a refinery in East Europe. Overall the capacity utilization rate increased from the previous year, driving down the breakeven margin of Eni’s refineries below 6 $/bbl.
- Eni defined with the Italian Ministry for Economic Development, the Region of Sicily and interested stakeholders (including trade unions and local communities) a plan for the reconversion of the Gela site into a bio-refinery and logistic hub, as well as the start-up of industrial initiatives aimed to relaunch the upstream sector in Sicily. The project intends to achieve the long-term sustainability of the Gela site leveraging on a new plan of capital expenditure, proprietary technologies and Eni’s people skills.
- An agreement was signed with relevant Italian institutions and stakeholders to restore the profitability of the loss-making Porto Marghera chemical plant. The pillars of the deal are the development of an innovative green chemical project in partnership with the US-based company Elevance Renewable Science Inc and the shutdown of the oil-based petrochemical unit. The green plant will produce specialties destined for high added-value industrial applications.

Restructuring of petrochemical activities in Sardinia > Operations at the green chemical project of Matrìca started up in 2014, marking the full conversion of the Porto Torres site.
The 50/50 joint venture between Eni’s subsidiary Versalis and Novamont, Matrìca, is currently producing basic chemical products for industrial applications from renewable feedstock.
The Sarroch plant was divested.

Sustainability performance

Safety > In 2014, Eni continued to implement the communication and training program "Eni in safety", with workshops dedicated to Eni’s employees. The benefit of these and other programs and investments in safety supported a positive trend in the injury frequency rate relating to employees and contractors which improved for the tenth consecutive year (down by 12.6% from 2013). Notwithstanding the 27% decrease in the fatality index, four fatal accidents occurred in 2014.

Transparency in Corporate Reporting > In 2014, Eni ranked first in a worldwide survey made by Transparency International about transparency in corporate reporting. The survey analyzed three areas: anti-bribery programs, the organization (e.g. information on subsidiaries, joint arrangements and associates) and the publication of key economic and financial data related to the activities in each country where the company operates.

LEAD Board Program > Eni is one of the six companies in the world to adhere to the pilot phase of the UN Global Compact LEAD Board Program, committed to the Board of Directors of certain companies, in order to strengthen their awareness on sustainability issues. During the first module on "The materiality of sustainability" Eni’s Board of Directors discussed on material sustainability issues leading the company to create sustainable value. The initiative will continue in 2015.

Contents

Eni Fact Book Strategy

Strategy

Industrial Plan
In order to cope with a radically changed price environment, the Company outlined for the next four-year period an action plan which comprises a number of rigorous initiatives and objectives in order to mitigate the impact of lower oil prices and to preserve a robust financial structure, particularly in the short-to-medium term. Against the backdrop of a low price environment, our primary target remains cash generation which will be underpinned by well-designed industrial actions, capital discipline, focus on upstream activities and a large disposal plan. In approving the capital expenditure plan the Company selected high-return projects with short pay-back periods; this optimization will result in a euro 47.8 billion capital expenditure in the next four years, down by approximately 17% compared to previous plan, at the same exchange rate. The disposal plan, amounting to more than euro 8 billion in the 2015-2018 period, is based on the anticipated monetization of exploratory discoveries, optimization of the upstream portfolio – which will be refocused based on strategic consideration and on the evaluation of the geopolitical risk – rationalization of midstream and downstream portfolio, and the divestment of residual interests in Snam and Galp.
In the years 2015-2016 cash flow from operations will be able to fund projected capital expenditure on our Brent price scenario of 63 $/bbl on average.	In the subsequent years, under our planning assumption of a recovery in crude oil prices at 85 $/bbl on average in the years 2017-2018 up to the long-term Brent price of 90 $/bbl, and considering our industrial actions, we will able to increase our cash flow from operations by 40% thus generating a significant surplus over the projected level of capital expenditure.
In brief, the Company forecasts that the planned industrial actions, the selective approach to capital expenditure and the disposal plan will enable Eni to preserve a robust financial structure, targeting a leverage below the ceiling of 0.30 throughout the oil cycle.

Dividend policy
In the framework of the Group’s transformation process and given the targets set out in the plan, the Company intends to propose a 2015 dividend of euro 0.8 per share.
The distribution policy will be progressive with underlying earnings growth.

For further information on main strategic guidelines and 2015-2018 key targets, see chapter "Eni’s business model" and section "Strategy" of each segment of activity.

Strategic pillars	2014 Achievements	2015-2018 Plan
Disciplined CAPEX plan	- euro 12.6 bln capital expenditure - down by 3.6% from 2013	- 17% reduction vs. prior plan - 45% unsanctioned capex
Cost efficiency	- euro 250 mln G&A cost reduction - OPEX per boe at $8.4	- G&A reduced by 25% with savings of approximately euro 2 bln - Unitary OPEX reduced by 7%
Assets disposals	- euro 3.7 bln disposal of assets	- euro 8 bln disposal plan
Robust balance sheet	- Leverage at 0.22 from 0.25 reported in 2013	- 0.30 leverage threshold
Dividend policy	- Distribution Yield at 8.3% - Dividend per share of euro 1.12 - Payout > 300%	- Competitive and sustainable dividend policy - Payout < 100%

Contents

Eni Fact Book Main data

Main data

Key financial data (a) (euro million)	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014
Net sales from operations	73,692	86,071	87,204	108,082	83,227	98,523	109,589	128,481	114,697	109,847
of which: continuing operations				106,978	81,932	96,617	107,690	127,109	114,697	109,847
Group operating profit	16,664	19,336	18,739	18,517	12,055	16,111	17,435	16,099	8,888	7,917
Special items	(1,210)	88	(620)	2,034	1,295	2,290	1,567	4,743	3,046	2,197
Profit (loss) on stock	1,942	1,059	885	936	(345)	(881)	(1,113)	(17)	716	1,460
Group adjusted operating profit	17,396	20,483	19,004	21,487	13,005	17,520	17,889	20,825	12,650	11,574
Adjusted operating profit - continuing operations				21,322	12,722	16,845	17,230	19,883	12,650	11,574
Exploration & Production	12,649	15,521	13,770	17,166	9,489	13,898	16,075	18,537	14,643	11,551
Gas & Power	3,783	4,117	4,414	1,778	2,022	1,268	(247)	398	(638)	310
Refining & Marketing	1,210	794	292	555	(381)	(181)	(539)	(289)	(457)	(208)
Versalis	261	219	116	(382)	(441)	(96)	(273)	(483)	(386)	(346)
Engineering & Construction	314	508	840	1,041	1,120	1,326	1,443	1,485	(99)	479
Other activities	(296)	(299)	(207)	(244)	(258)	(205)	(226)	(222)	(210)	(178)
Corporate and financial companies	(384)	(244)	(195)	(282)	(342)	(265)	(266)	(325)	(332)	(265)
Impact of unrealized intragroup profit elimination and consolidation adjustments	(141)	(133)	(26)	1,690	1,513	1,100	1,263	782	129	231
Adjusted operating profit - discontinued operations				165	283	675	659	942

Group net profit (*)	8,788	9,217	10,011	8,825	4,367	6,318	6,860	7,790	5,160	1,291
of which: continuing operations				8,996	4,488	6,252	6,902	4,200	5,160	1,291
of which: discontinued operations				(171)	(121)	66	(42)	3,590

Group adjusted net profit (*)	9,251	10,401	9,569	10,164	5,207	6,869	6,969	7,325	4,430	3,707
of which: continuing operations				10,315	5,321	6,770	6,938	7,130	4,430	3,707
of which: discontinued operations				(151)	(114)	99	31	195

Net cash provided by operating activities	14,936	17,001	15,517	21,801	11,136	14,694	14,382	12,567	11,026	15,110
of which: continuing operations				21,506	10,755	14,140	13,763	12,552	11,026	15,110
of which: discontinued operations				295	381	554	619	15
Capital expenditure	7,414	7,833	10,593	14,562	13,695	13,870	13,438	13,561	12,800	12,240
of which: continuing operations				12,935	12,216	12,450	11,909	12,805	12,800	12,240
of which: discontinued operations				1,627	1,479	1,420	1,529	756

Shareholders’ equity including non-controlling interest	39,217	41,199	42,867	48,510	50,051	55,728	60,393	62,417	61,049	62,209
Net borrowings	10,475	6,767	16,327	18,376	23,055	26,119	28,032	15,069	14,963	13,685
Leverage	0.27	0.16	0.38	0.38	0.46	0.47	0.46	0.24	0.25	0.22
Net capital employed	49,692	47,966	59,194	66,886	73,106	81,847	88,425	77,486	76,012	75,894
Exploration & Production	19,109	17,783	23,826	31,362	32,455	37,646	42,024	42,369	45,699	47,629
Gas & Power	20,075	19,713	21,333	9,636	11,024	12,931	12,367	10,597	9,201	7,776
Snam				11,918	13,730	14,415	15,393
Refining & Marketing	5,993	5,631	7,675	7,379	8,105	8,321	9,188	8,871	7,998	7,993
Versalis	2,018	1,953	2,228	1,915	1,774	1,978	2,252	2,557	2,656	2,973
Engineering & Construction	2,844	3,399	4,313	5,022	6,566	7,610	8,217	9,937	9,554	8,644
Corporate financial companies and other activities	2	(95)	294	24	(192)	(527)	(393)	3,658	1,381	1,089
Impact of unrealized intragroup profit elimination	(349)	(418)	(475)	(370)	(356)	(527)	(623)	(503)	(477)	(210)

(a) Following the divestment of Regulated Businesses in Italy, results of Snam have been accounted as "discontinued operations". Results for the 2008-2011 period have been restated accordingly.
(*) Attributable to Eni’s shareholders.

Key market indicators	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014
Average price of Brent dated crude oil (a)		54.38	65.14	72.52	96.99	61.51	79.47	111.27	111.58	108.66	98.99
Average EUR/USD exchange rate (b)		1.244	1.256	1.371	1.471	1.393	1.327	1.392	1.285	1.328	1.329
Average price in euro of Brent dated crude oil		43.71	51.86	52.90	65.93	44.16	59.89	79.94	86.83	81.82	74.48
Standard Eni Refining Margin (SERM) (c)		n.a.	6.37	7.20	8.45	3.11	3.06	1.82	4.12	2.43	3.21
Euribor - three-month euro rate	(%)	2.2	3.1	4.3	4.6	1.2	0.8	1.4	0.6	0.2	0.2

(a) In USD per barrel. Source: Platt’s Oilgram.
(b) Source: ECB.
(c) In USD per barrel FOB Mediterranean Brent dated crude oil. Source: Eni calculations. Approximates the margin of Eni’s refining system in consideration of material balances and refineries’ product yields.

Contents
Eni Fact Book Main data
Selected operating data	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014
Corporate (a)
Employees at period end	(number)	71,773	72,850	75,125	71,714	71,461	73,768	72,574	79,405	83,887	84,405
of which: - women		10,620	10,841	10,977	11,611	11,955	12,161	12,542	12,847	13,588	13,650
of which: - outside Italy		34,036	35,818	38,634	41,971	42,633	45,967	45,516	52,008	56,509	58,182
Female managers	(%)	12.4	13.5	14.1	16.3	17.3	18.0	18.5	18.9	19.4	19.7
Employee injury frequency rate	(number of injuries/million of worked hours)	2.74	2.45	1.93	1.22	0.84	0.80	0.65	0.57	0.40	0.38
Contractor injury frequency rate		2.59	1.54	1.45	1.09	0.97	0.71	0.57	0.45	0.32	0.26
Fatality index	(fatal injuries per one hundred millions of worked hours)	3.38	2.31	2.97	2.75	1.20	4.77	1.94	1.10	0.98	0.72
Oil spills	(barrel)	6,908	6,151	6,731	4,749	6,259	4,269	7,295	3,759	1,901	1,179
GHG emission (GHG)	(mmtonnes CO2 eq)	61.85	60.72	67.25	59.59	55.49	58.26	49.13	52.84	47.60	42.93
R&D expenditures (b)	(euro million)	204	222	208	211	233	218	190	211	197	186

Exploration & Production
Proved reserves of hydrocarbons at period end	(mmboe)	6,837	6,436	6,370	6,600	6,571	6,843	7,086	7,166	6,535	6,602
Reserve life index	(years)	10.8	10.0	10.0	10.0	10.2	10.3	12.3	11.5	11.1	11.3
Hydrocarbons production	(kboe/d)	1,737	1,770	1,736	1,797	1,769	1,815	1,581	1,701	1,619	1,598

Gas & Power
Sales of consolidated companies (including own consumption)	(bcm)	82.62	85.76	84.83	89.32	89.60	82.00	84.05	84.30	83.60	81.73
Sales of Eni’s affiliates (Eni’s share)		7.08	7.65	8.74	8.91	7.95	9.41	9.85	8.29	6.96	4.38
Total sales and own consumption (G&P)		89.70	93.41	93.57	98.23	97.55	91.41	93.90	92.59	90.56	86.11
E&P sales in Europe and in the Gulf of Mexico		4.51	4.69	5.39	6.00	6.17	5.65	2.86	2.73	2.61	3.06
Worldwide gas sales		94.21	98.10	98.96	104.23	103.72	97.06	96.76	95.32	93.17	89.17
Electricity sold	(TWh)	27.56	31.03	33.19	29.93	33.96	39.54	40.28	42.58	35.05	33.58

Refining & Marketing
Throughputs on own account	(mmtonnes)	38.79	38.04	37.15	35.84	34.55	34.80	31.96	30.01	27.38	25.03
Balanced capacity of wholly-owned refineries	(kbbl/d)	524	534	544	737	747	757	767	767	787	617
Sales of refined products	(mmtonnes)	51.63	51.13	50.15	49.16	45.59	46.80	45.02	48.33	43.49	44.41
Retail sales in Europe	(mmtonnes)	12.42	12.48	12.65	12.03	12.02	11.73	11.37	10.87	9.69	9.21
Service stations at year end	(units)	6,282	6,294	6,440	5,956	5,986	6,167	6,287	6,384	6,386	6,220
Average throughput per service station	(kliters/y)	2,479	2,470	2,486	2,502	2,477	2,352	2,206	2,064	1,828	1,725

Versalis
Production	(ktonnes)	7,282	7,072	8,795	7,372	6,521	7,220	6,245	6,090	5,817	5,283
of which: - Intermediates		4,450	4,275	5,688	5,110	4,350	4,860	4,101	3,595	3,462	2,972
of which: - Polymers		2,832	2,797	3,107	2,262	2,171	2,360	2,144	2,495	2,355	2,311
Average plant utilization rate	(%)	78.4	76.4	80.6	68.6	65.4	72.9	65.3	66.7	65.3	71.3

Engineering & Construction
Orders acquired	(euro million)	8,395	11,172	11,845	13,860	9,917	12,935	12,505	13,391	10,062	17,971
Order backlog at year end	(euro million)	10,122	13,191	15,390	19,105	18,370	20,505	20,417	19,739	17,065	22,147

(a) Following the divestment of Regulated Businesses in Italy, data for the year 2012 do not include Snam contribution. Results for the 2008-2011 period have been restated accordingly.
(b) Net of general and administrative costs.

Share data	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014
Net profit (a) (b)	(euro)	2.34	2.49	2.73	2.43	1.21	1.74	1.89	1.16	1.42	0.36
Net profit - continuing operations (a) (b) (*)					2.47	1.24	1.72	1.90	1.16	1.42	0.36
Dividend		1.10	1.25	1.30	1.30	1.00	1.00	1.04	1.08	1.10	1.12
Cash dividends (c)	(euro million)	4,086	4,594	4,750	4,714	3,622	3,622	3,695	3,840	3,949	4,006
Cash flow	(euro)	3.97	4.59	4.23	5.99	3.07	4.06	3.97	3.41	3.52	4.18
Dividend yield (d)	(%)	4.7	5.0	5.3	7.6	5.8	6.1	6.6	5.9	6.5	7.6
Net profit per ADR (e) (*)	(USD)	5.81	6.26	7.49	7.27	3.45	4.56	5.29	2.98	3.77	0.96
Dividend per ADR (e)		2.73	3.14	3.74	3.72	2.91	2.64	2.73	2.82	3.00	2.79
Cash flow per ADR (e)		9.40	11.53	11.60	17.63	8.56	10.77	11.05	8.77	9.04	11.12
Dividend yield per ADR (d)	(%)	4.7	4.7	5.2	8.1	5.8	6.1	6.6	5.9	6.4	7.7
Pay-out		46	50	47	53	81	57	55	50	77	311
Number of shares at period end representing share capital	(million)	4,005.4	4,005.4	4,005.4	4,005.4	4,005.4	4,005.4	4,005.4	3,634.2	3,634.2	3,634.2
Average number of share outstanding in the year (f) (fully diluted)		3,763.4	3,701.3	3,669.2	3,638.9	3,622.4	3,622.5	3,622.7	3,622.8	3,622.8	3,610.4
TSR	(%)	35.3	14.8	3.2	(29.1)	13.7	(2.2)	5.1	22.0	1.3	(11.9)

(*) Following the divestment of Regulated Businesses in Italy, results of Snam have been accounted for as "discontinued operations", based on IFRS 5. Results for the 2008-2011 period have been restated accordingly. Net profit refers to results of continuing operations as reported in Eni consolidated Annual Report.
(a) Calculated on the average number of Eni shares outstanding during the year.
(b) Pertaining to Eni’s shareholders.
(c) Pertaining to the year. The amount for the year 2014 is based on the Board’s proposal.
(d) Ratio between dividend of the year and average share price in December.
(e) One ADR represents 2 shares. Net profit, dividends and cash flow data were converted using average exchange rates. Dividends data were converted at the Noon Buying Rate of the pay-out date.
(f) Calculated by excluding own shares in portfolio.

Contents

Eni Fact Book Main data

Share information	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014
Share price - Milan Stock Exchange
High	(euro)	24.96	25.73	28.33	26.93	18.35	18.56	18.42	18.70	19.48	20.41
Low		17.93	21.82	22.76	13.80	12.30	14.61	12.17	15.25	15.29	13.29
Average		21.60	23.83	25.10	21.43	16.59	16.39	15.95	17.18	17.57	17.83
End of the period		23.43	25.48	25.05	16.74	17.80	16.34	16.01	18.34	17.49	14.51

ADR price (a) - New York Stock Exchange
High	(USD)	151.35	67.69	78.29	84.14	54.45	53.89	53.74	49.44	52.12	55.30
Low		118.50	54.65	60.22	37.22	31.07	35.37	32.98	36.85	40.39	32.81
Average		134.02	59.97	68.80	63.38	46.36	43.56	44.41	44.24	46.68	47.37
End of the period		139.46	67.28	72.43	47.82	50.61	43.74	41.27	49.14	48.49	34.91

Average daily exchanged shares	(million of shares)	28.5	26.2	30.5	28.7	27.9	20.7	22.9	15.6	15.4	17.21
Value	(euro million)	620.7	619.1	773.1	610.4	461.7	336.0	355.0	267.0	271.4	304.0
Weighted average number of shares outstanding (b)	(million)	3,727.3	3,680.4	3,656.8	3,622.4	3,622.4	3,622.7	3,622.7	3,622.8	3,622.8	3,610.4
Market capitalization (c)
EUR	(billion)	87.3	93.8	91.6	60.6	64.5	59.2	58.0	66.4	63.4	52.4
USD		104.0	123.8	132.4	86.6	91.7	79.2	75.0	87.7	87.4	63.6

(a) Effective January 10, 2006 a 5:2 stock split was made. Previous period’s prices have not been restated.
(b) Excluding treasury shares.
(c) Number of outstanding shares by reference price at period end.

Data on Eni share placement	1995	1996	1997	1998	2001
Offer price	(euro/share)	5.42	7.40	9.90	11.80	13.60
Number of share placed	(million shares)	601.9	647.5	728.4	608.1	200.1
of which: through bonus share	(million shares)		1.9	15.0	24.4	39.6
Percentage of share capital (a)	(%)	15.0	16.2	18.2	15.2	5.0
Proceeds	(euro million)	3,254	4,596	6,869	6,714	2,721

(a) Refers to share capital at December 31, 2014.

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Eni Fact Book Eni's business model

Eni’s business model

Eni’s business model targets long-term value creation for its stakeholders by delivering on profitability and growth, efficiency and operational excellence and handling operational risks of its businesses, as well as environmental conservation, and local communities relationships, preserving health and safety of people working in Eni and with Eni, in respect of human rights, ethics and transparency. The main capitals used by Eni (financial capital, productive capital, intellectual capital, natural capital, human	capital, social and relationship capital) are classified in accordance with the criteria included in the "International IR Framework" published by the International Integrated Reporting Council (IIRC). 2014 financial results and sustainability performance rely on the responsible and efficient use of our capitals.

For detailed information on results associated to each capital see the 2014 Integrated Annual Report and the Integrated performance tables.

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Eni Fact Book Eni's business model

Hereunder is articulated the map of the main capitals exploited by Eni and actions taken in order to achieve the 2015-2018 targets for each business area.
The actions reported below are classified on the basis of four	strategic targets which lead Eni’s business and represent the management system of each capital which allow to achieve business goals, on the one hand reducing risks, on the other, increasing profitability.

cash flow and value generation

2015-2018 targets	Increase the value of explorative resources Growth in Upstream cash generation	Return to structural profitability in the Gas & Power business	Turnaround in Refining & Marketing and Chemical businesses R&M: EBIT adjusted and cash flow from operation breakeven in 2015 Chemical: EBIT adjusted and cash flow from operation breakeven in 2016	Focus on efficiency
financial capital	• Investment selectivity • Reduction of opex per barrel • Reduction of exposure to partners/ National Companies • Reduction of time-to-market	• Gas contracts portfolio restructuring • Working capital optimization • Simplifying the operations and optimization of logistic costs	• Investment selectivity • Opex reduction	• Capex reduction • G&A costs reduction • Working capital optimization
productive capital	• Exploration portfolio renewal • HPC computing Center • Proprietary instruments for seismic activity • Operatorship • Project execution optimization • Asset integrity	• Continental hub monitoring • Enhanced of Asset Back Trading • Upstream integration • Power plants optimization	• Critical sites reconversion/ rationalization • Promotion of energy efficiency	• Process optimization • Lean Organization
intellectual capital	• R&S investments • Proprietary technologies development and patents management • Development of technologies to increase the recovery rate	• Take-or-pay risk integrated management • Development of innovative products and services • Evolution in processes and systems	• R&S investments • Business innovation • Research applied in green business	• Proprietary technologies development and patents management • Continuous improvement • Change management
human capital	• Safety in the workplace • Recruitment, education and training on the job • Internal know-how enhancement • Promotion of human rights • Knowledge management	• Safety in the workplace • Reorganization/streamlining operations • Internal know-how enhancement • Change management	• Safety in the workplace • Internal know-how enhancement • Internal mobility • Development of new skills	• Safety in the workplace • Involvement of employees • Internal know-how enhancement
social and relationship capital	• Partnerships with governments and local authority • Territorial development and Local content projects • Increase in access to energy • Respect of human rights • Promotion of transparency	• Gas advocacy • Relationship with customers and suppliers • Know-how in negotiations	• Trade union dialogue • Local stakeholders management • Strategic partnerships	• Trade union dialogue • Stakeholders management
natural capital	• Increase in oil&gas reserves • Oil spill reduction • Blowout reduction through optimization of upstream operations • Gas enhancement for zero gas flaring • Biodiversity protection and sensible areas	• Energy efficiency initiatives • Promotion to customers of energy efficiency	• Investments in biorefining and green chemistry • Promotion of energy efficiency	• Promotion of energy efficiency • Efficient use of resources

Contents

Eni Fact Book Exploration & Production

Exploration & Production

Key performance indicators
2010	2011	2012	2013	2014

Injury frequency rate of total Eni workforce	(No. of accidents per million of worked hours)	0.53	0.41	0.34	0.23	0.23
Net sales from operations (a)	(euro million)	29,497	29,121	35,874	31,264	28,488
Operating profit		13,866	15,887	18,470	14,868	10,766
Adjusted operating profit		13,898	16,075	18,537	14,643	11,551
Adjusted net profit		5,609	6,865	7,426	5,950	4,423
Capital expenditure		9,690	9,435	10,307	10,475	10,524
Adjusted ROACE	(%)	16.0	17.2	17.6	13.5	9.5

Profit per boe (b)	($/boe)	11.9	17.0	16.0	15.5	9.9
Opex per boe (b)		6.1	7.3	7.1	8.3	8.4
Cash Flow per boe (d)		25.5	31.7	32.8	31.9	30.1
Finding & Development cost per boe (c) (d)		19.3	18.8	17.4	19.2	21.5
Average hydrocarbons realizations (d)		55.60	72.26	73.39	71.87	65.49

Production of hydrocarbons(d)	(kboe/d)	1,815	1,581	1,701	1,619	1,598
Estimated net proved reserves of hydrocarbons (d)	(mmboe)	6,843	7,086	7,166	6,535	6,602
Reserves life index (d)	(years)	10.3	12.3	11.5	11.1	11.3
Organic reserves replacement ratio (d)	(%)	127	143	147	105	112

Employees at year end	(number)	10,276	10,425	11,304	12,352	12,777
of which: outside Italy		6,370	6,628	7,371	8,219	8,243
Oil spills due to operations (>1 barrel) (e)	(bbl)	3,820	2,930	3,015	1,728	936
Produced water re-injected	(%)	44	43	49	55	56
Direct GHG emissions	(mmtonnes CO2 eq)	31.46	23.78	28.68	25.90	22.98
of which: from flaring		13.83	9.55	9.46	8.48	5.64
Community investment	(euro million)	72	62	59	53	63

(a) Before elimination of intragroup sales.
(b) Consolidated subsidiaries.
(c) Three-year average.
(d) Includes Eni’s share of equity-accounted entities.
(e) 2010 and 2011 data include also oil spills less than 1 barrel.

Performance of the year
I In 2014, the injury frequency rate confirmed the positive performance reported in 2013.
- Greenhouse gas emissions decreased by 11.3% compared to the previous year (with a 33.5% reduction in emissions from flaring) mainly due to the conclusion of the flaring down project at M’Boundi field in Congo and the ramp-up of relevant projects in Nigeria.
- Oil spills reported a decline from 2013 (with a 46% decrease in oil spills due to operations), while zero blow-outs were recorded for the eleventh consecutive year.
- Continued a positive trend in increasing water reinjection, with a record level of 56%, due among other to the completion of relevant projects, in particular in Nigeria, Egypt, Indonesia and Turkmenistan.
- In 2014, the E&P segment reported a decline of euro 1,527 million, or 25.7% in adjusted net profit compared to a year ago, due to lower crude oil and gas prices in dollar terms (down by 8.9% on average) reflecting the fall of Brent crude benchmark and the weakness of gas market, especially in Europe.
- Oil and natural gas production was 1.598 million boe/d in 2014 (up	by 0.6% compared to the previous year), excluding the impact of the divestment of Eni’s interest in Siberian assets.
- Estimated net proved reserves at December 31, 2014 amounted to 6.6 bboe based on a reference Brent price of $101 per barrel. The reserves replacement ratio was 112%. The reserves life index was 11.3 years (11.1 years in 2013).

Exploration activity

I Eni continued its track record of exploratory success. Additions to the Company’s reserve backlog were approximately 900 million boe of resources for the full year, at a competitive cost of $2.1 per barrel. Near-field discoveries marked the year’s activity:
- The Ochigufu 1 NFW well located in the Angolan deep waters of Block 15/06 (Eni operator with a 35% interest). This discovery with a potential in place estimated at approximately 300 million barrels of oil, is located near the West Hub project, which started up at the end of 2014.

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Eni Fact Book Exploration & Production

- The Minsala Marine 1 NFW in the conventional waters of Block Marine XII (Eni operator with a 65% interest) in Congo, was the third discovery in the last two years increasing the block’s resources in place by 1 billion barrels with characteristics similar to the previous discoveries of Litchendjili and Nené, the latter started up early production in record time.
- The Oglan-2 exploration well in Block 10 (Eni operator with a 100% interest), in Ecuador, with a potential in place estimated at approximately 300 million barrels of oil. The discovery is located near the processing facilities of the operated field of Villano and will be put in production with fast-track development.
- The Merakes 1 NFW gas well in East Sepinggan offshore block (Eni operator with a 85% interest), in Indonesia. This discovery with a potential in place estimated at approximately 2 Tcf, is located in proximity of the operated field of Jangkrik (Eni’s interest 55%), which is currently under development and will supply additional gas volumes to the Bontang LNG plant.
- The conventional waters of Gabon, the Nyonie Deep 1 well in the Block D4 (Eni operator with a 100% interest) showed an estimated potential of approximately 500 million boe in place of gas and condensates.
- The appraisal gas wells Agulha 2 and Coral 4 DIR, confirming the extension of their respective fields with a potential in place in Area 4 (Eni operator with a 50% interest) estimated at approximately 88 Tcf.
- The exploration portfolio was strengthened by means of new exploration acreage covering approximately 100,000 square kilometers net to Eni in the high potential areas such as Myanmar, Portugal, South Africa and Vietnam, as well as legacy areas such as Algeria, China, Egypt, Norway, the United Kingdom and the United States.
- In 2014, exploration expenditure amounted to euro 1,398 million, mainly related to the completion of 44 new exploratory wells (25.8 net to Eni). The overall commercial success rate was 31.3% (38.0% net to Eni). In addition, 101 exploratory wells drilled are in progress at year end (42.2 net to Eni).

Sustainability and portfolio
developments

I The West Hub Development project in Block 15/06 (Eni operator with a 35% interest) achieved the first oil late in 2014. This is the first Eni-

operated project in Angola and is currently flowing at 45 kbbl/d, with production ramp-up expected to reach a plateau of up to 100 kbbl/d in the coming months. The start-up was achieved in just 44 months from the announcement of the commercial discovery, a result that is at the top of the industry among deep waters developments.
- Production start-up achieved at the recent Nené discovery in Block Marine XII (Eni operator with a 65% interest) in Congo, just 8 months after obtaining the production permit. The early production phase is yielding 7.5 kboe/d and the fast-track development of the field has leveraged on the synergies with the front-end loading and the infrastructures of the fields located in the area. The full-field development will take place in several stages, with a plateau of over 120 kboe/d.
- Sanctioned the integrated oil and gas project of the Offshore Cape Three Points (Eni operator with a 47.22% interest) in Ghana. First oil is expected in 2017, first gas in 2018 and production is expected to peak at 80 kboe/d.
- Projects to promote local development and to support local communities progressed with programs in educational services, improving sanitary condition, access to water, socio-economic development activities, in particular in Congo, Ecuador, Indonesia, Iraq, Italy, Kazakhstan, Mozambique, Nigeria and Norway. In addition, the construction of educational facilities and programs of access to water were performed in Pakistan, projects of employment and local business development in particular in Tunisia and Australia, as well as activities of enhancement of cultural and environmental heritage.
- The Petroleum Technology Association of Nigeria recognized two Eni’s subsidiaries as the best organizations to promote local content in the oil&gas sector in Nigeria (Local Content Operator). This award reaffirmed Eni’s commitment in the implementation of effective initiatives to boost local economic activities also to achieve the high standard requirements in the oil&gas sector.
- Performed with the support of the Danish Institute for Human Rights and in line with the UN Guiding Principles on Business and Human Rights a preliminary assessment of the potential impacts of natural gas development on human rights in Mozambique.
- Development expenditure was euro 9,021 million (up by 5.1% from 2013) to fuel the growth of major projects and to maintain production plateau particularly in Norway, Angola, Congo, the United States, Italy, Nigeria, Egypt, Indonesia and Kazakhstan.
- In 2014, overall R&D expenditure of the Exploration & Production segment amounted to euro 83 million (euro 87 million in 2013).

Strategy

Upstream growth model will continue to focus on conventional assets, which will be organically developed, with a large resource base and a competitive cost structure, which make them profitable even in a low price environment.
The sizeable exploration successes of the last years have increased the Company’s resource base, contributing to the Company’s value generation through the early monetization of the discovered resources in excess of the target replacement ratio.
Eni’s top priorities are the increase and valorization of discovered resources and a growing cash generation.
The drivers to target the increase and valorization of discovered resources are: (i) re-balancing of exploration activities with a focus on near-field initiatives, with the objective of delivering 2 billion boe of discovered resources at a competitive cost of $2.6 per bbl; (ii) renewal of the portfolio of exploration leases by focusing on high materiality play; and (iii) fast-track development of discovered resources by optimizing the time-to-market and exercising tight control on project execution.
Cash generation will be driven by: (i) production growth at an annual rate of 3.5% leveraging on a robust pipeline of projects with an average break-even of $45 per bbl which together with the ramp-ups at fields started up in 2014 will add more than 650 kboe/d in 2018. This new production

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Eni Fact Book Exploration & Production

will bring an additional cumulative cash flow of euro 19 billion in the 2015-2018 plan period. Main start-ups are the Goliat field (Eni operator with a 65% interest) in the Barents Sea in Norway, the oil and gas project of Offshore Cape Three Points (Eni operator with a 47.22% interest) in Ghana, the Jangkrik project (Eni operator with a 55% interest) in Indonesia and production re-start of Kashagan field (Eni’s interest 16.81%) by the end of 2016; (ii) project modularization and phasing which will enable the Company to reduce financial exposure and to accelerate production start-ups; (iii) strengthened efficiency by means of several initiatives to reduce operating costs, to be achieved also by renegotiating the supply of field services and goods; and (iv) early monetization of part of discovered volumes.
Eni acknowledges that the upstream performance could be adversely impacted in the short-to-medium term by a number of risks: (i) the commodity risk related to current trends in crude oil prices. Eni is planning to mitigate this risk by implementing initiatives of rationalization and optimization, the renegotiation of contractual terms with contractors to align costs of field services and goods to the changed market conditions. In 2015-2018 plan period, Eni estimates a decrease of approximately 13% of capital expenditure net of exchange rate effects versus the previous four year plan due to a reduction in exploration expenditure which will be focused on near-field and appraisal activities, the re-phasing of projects yet to be sanctioned and service contract renegotiations. In addition, Eni intends to reduce operating costs by 7% versus the old plan; (ii) the political risk due to social and political instability in certain countries of operations. A major part of Eni’s activities are currently located in countries that are far from high-risk areas and Eni plans to growth mainly in countries with low-mid political risk (approximately 90% of the capital expenditure of the four-year plan); (iii) risk related to the growing complexity of certain projects due to technological and logistic issues. Eni plans to counteract those risks by strict selection of adequate contractors, tight control of the time-to-market and the retaining of the operatorship in a large number of projects (84% of production related to start-ups); and (iv) the technical risk related to the execution of drilling activities at high pressure/high temperature wells and deep waters wells (24% of planned wells to be drilled in 2015). Eni plans to increase operatorship of critical projects ensuring better direct control and deploying its high operational standards.

Activity areas

■  Italy
Eni has been operating in Italy since 1926. In 2014, Eni’s oil and gas production amounted to 179 kboe/d. Eni’s activities in Italy are deployed in the Adriatic and Ionian Sea, the Central Southern Apennines, mainland and offshore Sicily and the Po Valley, on a total developed and undeveloped acreage of 21,463 square kilometers (17,297 square kilometers net to Eni).
Eni’s exploration and development activities in Italy are regulated by concession contracts (54 operated onshore and 64 operated offshore) and exploration licenses (12 onshore and 9 offshore).
Adriatic and Ionian Sea
Production Fields in the Adriatic and Ionian Sea accounted for 46% of Eni’s domestic production in 2014, mainly gas. Main operated fields are Barbara, Annamaria, Angela-Angelina, Porto Garibaldi, Cervia, Bonaccia, Luna and Hera Lacinia. Production is operated by means of 71 fixed platforms (3 of these are manned) installed on the main fields, to which satellite fields are linked by underwater infrastructures. Production is carried by sealine to the mainland where it is input in the national gas network. The system is subject

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Eni Fact Book Exploration & Production

continuously to rigorous safety control, maintenance activities and production optimization, in particular at the Barbara, Armida, Cervia, Clara, Arianna, Regina and Torrente Tona fields.
Development Main development activities concerned the completion of development activities to achieve start-up of the Fauzia and Elettra fields located in the Adriatic Sea, as well as ongoing maintenance and efficiency improvement activities on Italian energetic grid.
Ongoing activities progressed to perform the environmental monitoring, protection and clean-up of the Adriatic coastal area in cooperation with the district of Ravenna.
Exploration Exploration activities concerned areas nearby producing fields with identification of possible near field opportunities.

Central Southern Apennines
Production Eni is the operator of the Val d’Agri concession (Eni’s interest 60.77%) in the Basilicata Region. Production from the Monte Alpi, Monte Enoc and Cerro Falcone fields is treated by the Viggiano oil center. In 2014, the Val d’Agri concession accounted for 40% of Eni’s production in Italy.
Development Development plan is progressing in line with the commitments agreed with the Basilicata Region in 1998: (i) the construction of a new gas treatment unit is designed to improve the environmental performance of the treatment center; (ii) continuous improvement of the Environmental Monitoring Plan, which represents a benchmark in terms of environmental protection. This was underpinned by an Action Plan for Biodiversity in Val d’Agri; and (iii) programs to support a cultural and social development, tourism, as well as development of agricultural and food farming businesses.
Exploration Eni is currently performing activities to assess the residual mineral potential in the area.

Sicily
Production Eni is the operator of 12 production concessions onshore and 3 production concessions offshore in Sicily, which in 2014 accounted for approximately 11% of Eni’s production in Italy. The main fields are Gela, Ragusa, Tresauro, Giaurone, Fiumetto and Prezioso.
In November 2014, Eni signed a Memorandum of Understanding with the Ministry of Economic Development, Confindustria and other local public bodies to promote and support integrated Oil & Gas business initiatives with socio-economic project in the area in order to ensure an economic sustainable value in the long-term.

■  Rest of Europe

Norway
Eni has been operating in Norway since 1965. Eni’s activities are performed in the Norwegian Sea, in the Norwegian section of the North Sea and in the Barents Sea over a developed and undeveloped acreage of 11,404 square kilometers (3,672 square kilometers net to Eni). Eni’s production in Norway amounted to 112 kboe/d in 2014.
Exploration and production activities in Norway are regulated by Production Licenses (PL). According to a PL, the holder is entitled to perform seismic surveys and drilling and production activities for a given number of years with possible extensions.

Norwegian Sea
Production Eni currently holds interests in 10 production areas. The principal producing fields are Åsgard (Eni’s interest 14.82%), Kristin (Eni’s interest 8.25%), Heidrun (Eni’s interest 5.17%), Mikkel (Eni’s interest 14.9%), Tyrihans (Eni’s interest 6.2%), Marulk (Eni operator with a 20% interest) and Morvin (Eni’s interest 30%) which in 2014 accounted for 74% of Eni’s production in Norway. The gas produced in the area is collected at the Åsgard facilities, carried by pipeline to the Karsto treatment plant and then delivered to the Dornum terminal in Germany. Liquids recovered in the area mainly through FPSO units are sold FOB.
Development Development activities progressed to production optimization of the Midgard (Eni’s interest 14.9%) and Mikkel fields.
Exploration Eni holds interests in 31 Prospecting Licenses ranging from 5% to 50%, 4 of these are operated.

Norwegian section of the North Sea
Production Eni holds interests in 2 production licenses. The main producing field is Ekofisk (Eni’s interest 12.39%) in PL 018, which in 2014 produced approximately 24 kboe/d net to Eni and accounted for 21% of Eni’s production in Norway. Production from Ekofisk and satellites is carried by pipeline to the Teesside terminal in the United Kingdom for oil and to the Emden terminal in Germany for gas.
Development Development activities progressed to maintain and optimize production at the Ekofisk field by means of drilling of infilling wells, upgrading of existing facilities and optimization of water injection.
Exploration Eni holds interests in 7 Prospecting Licenses ranging from 12.39% to 45%, of which one as operator.
In January 2015, Eni was awarded a 13.12% interest in the PL 044C license.

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Eni Fact Book Exploration & Production

Barents Sea
Eni is currently performing exploration and development activities in the Barents Sea. Eni holds interests in 18 prospecting licenses, 13 of these are operated. Barents Sea is a strategic area with a huge resource base, which will be developed in compliance with the tightest environmental and safety standards provided for the people and environment protection, considering the fragile ecosystem.
Development Operations have been focused on developing the Goliat discovery made in 2000 at a water depth of 370 meters in PL 229 (Eni operator with a 65% interest). Start-up is expected in the second half of 2015, with a production plateau at approximately 65 kboe/d net to Eni in 2016.
During the year, the implementation of an oil spill contingency and response plan progressed by developing techniques and methodologies in response to oil spills. The performed activities in the drilling phases were acknowledged by the Norwegian Authorities as the benchmark for oil spill reaction in the coastal areas. The project was launched by Eni and its partner in the program jointly with the Norwegian Clean Seas Association for Operating Companies (NOFO) and involved other oil companies operating in the oil and gas exploration in the Barents Sea, as well as local and international research institutes. The achieved results were presented to the Norwegian Environmental Agency, the local administrations and all stakeholders. These results reaffirmed that the Goliat project is equipped with a well-advance emergency system for the management of oil spills, in terms of organization, consolidation of the emergency apparatus, as well as equipment and technology advancement.
Other ongoing activities concerned programs of enhancement of cultural heritage of Sami local community and of technical and professional skills development of local communities.
Exploration Exploration activities yielded positive results with the oil and gas Drivis discovery made at the offshore license PL 532 (Eni 30%), with volumes in place estimated in a range of 125 to 140 million barrels. The discovery will be put into production with the recent oil and gas discoveries of Skrugard, Havis and Skavl by means of the development of the integrated Johan Castberg Hub. The total recoverable resources of the license are estimated at over 600 million barrels at 100%.
In January 2015, Eni was awarded the operatorship and a 40% interest in the PL 806 license.

United Kingdom
Eni has been present in the United Kingdom since 1964. Eni’s activities are carried out in the British section of the North Sea, the Irish Sea and Atlantic Ocean, over a developed and undeveloped acreage of 1,284 square kilometers (744 square kilometers net to Eni). In 2014, Eni’s net production of oil and gas averaged 71 kboe/d (the portion of liquids was approximately 43%).
Exploration and production activities in the United Kingdom are regulated by concession contracts.
Production Eni currently holds interests in 5 production areas of which the Liverpool Bay is operated by Eni with a 100% interest (the acquisition of the assets was completed in April 2014) and Hewett Area is operated with an 89.3% interest. The other fields are Elgin/Franklin (Eni’s interest 21.87%), J-Block and Jasmine (Eni’s interest 33%), Jade (Eni’s interest 7%) and MacCulloch (Eni’s interest 40%), which in 2014 accounted for 66% of Eni’s production in the Country.
Development Development activities mainly concerned: (i) production start-up of the West Franklin field (Eni’s interest 21.87%) with the

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Eni Fact Book Exploration & Production

completion of the Phase 2 development program by means of the installation of production platform and pipeline connection to the treatment facility in the area; and (ii) production ramp-up of the Jasmine project (Eni’s interest 33%) with the completion of commissioning and start-up of 4 additional production wells.
Exploration Eni holds interests in 11 exploration blocks ranging from 7% to 50%, in 2 of these Eni is operator.
Exploration activities yielded positive results with the Romeo North discovery, already linked to the production platform of the Jade field.
During the year Eni was awarded the operatorship of the 22/19c (Eni’s interest 50%), 22/19e (Eni’s interest 57.14%) and 30/1b (Eni’s interest 100%) exploration blocks in the North Sea.

■  North Africa

Algeria
Eni has been present in Algeria since 1981. In 2014, Eni’s oil and gas production amounted to 109 kboe/d. Developed and undeveloped acreage of Eni’s interests in Algeria was 3,409 square kilometers (1,179 square kilometers net to Eni).
Operated and participated activities are located in the Bir Rebaa desert, in the Central-Eastern area of the Country: (i) Blocks 403a/d (Eni’s interest from 65% to 100%); (ii) Block Rom North (Eni’s interest 35%); (iii) Blocks 401a/402a (Eni’s interest 55%); (iv) Blocks 403 (Eni’s interest 50%); (v) Block 405b (Eni’s interest 75%); and (vi) Block 212 (Eni’s interest 22.38%) with discoveries already made. In addition Eni holds interest in the non-operated block 404 and block 208 with a 12.25% stake.
Eni was granted three prospection permits in the Timimoun and Oued Mya areas, in southern onshore Algeria. The agreements expire in two years and cover a total acreage of 46,837 square kilometers. The program includes studies and drilling of prospection wells to assess the mineral potential.
Exploration and production activities in Algeria are regulated by PSAs and concession contracts.

Blocks 403a/d and Rom Nord
Production Main producing fields are HBN and Rom and satellite which represented approximately 20% of Eni’s production in Algeria in 2014. Production from Rom and satellites (Zea, Zek and Rec) is treated at the Rom Central Production Facilities (CPF) and sent to the BRN treatment plant for final treatment, while production from the HBN field is treated at the HBN/HBNS oil center operated by the Groupment Berkine.

Blocks 401a/402a
Production Main producing fields are ROD/SFNE and satellite which accounted for approximately 14% of Eni’s production in Algeria in 2014. Activities are being performed in order to maintain the current production plateau.

Block 403
Production The main fields in block 403 are BRN, BRW and BRSW which accounted for approximately 11% of Eni’s production in the Country in 2014.

Block 404
Production The main fields in block 404 are HBN and HBNS which accounted for approximately 25% of Eni’s production in the Country in 2014.

Block 405
Production Main producing asset is the MLE-CAFC project which accounted for approximately 15% of Eni’s production in the Country in 2014. The natural gas treatment plant has a production and export capacity of 320 mmcf/d of gas, 15 kbbl/d of oil and condensates and 12 kbbl/d of LPG. Four export pipelines link it to the national grid system.
Development Development and optimization activities progressed at the MLE-CAFC project. Activities include an additional oil phase with start-up expected in 2017, targeting a production plateau of approximately 33 kboe/d net to Eni.

Block 208
Production The El Merk field is the main production project in the area and accounted for approximately 15% of Eni’s production in the Country in 2014. Production is treated by means of a gas treatment plant for approximately 600 mmcf/d and two oil trains for 65 kbbl/d each.
Production ramp-up was completed in the year with a production plateau target of approximately 18 kboe/d net to Eni.

Egypt
Eni has been present in Egypt since 1954. In 2014, Eni’s share of production in this Country amounted to 206 kboe/d and accounted for 13% of Eni’s total annual hydrocarbon production. Developed and undeveloped acreage in Egypt was 11,726 square kilometers (4,946 square kilometers net to Eni). Eni’s main producing liquid fields are located in the Gulf of Suez, primarily the Belayim field (Eni’s interest 100%), and in the Western Desert mainly the Meleiha (Eni’s interest 76%) and the Ras Qattara (Eni’s interest 75%) concessions. Gas production mainly comes from the operated or participated concession of North Port Said (Eni’s interest 100%), El Temsah (Eni’s interest 50%), Baltim (Eni’s interest 50%) and Ras el Barr (Eni’s interest 50%, non operated), located offshore the Nile Delta. In 2014, production from

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these large concessions accounted for approximately 94% of Eni’s production in the Country.
In March 2015, Eni and the Egyptian Ministry of Petroleum and Mineral Resources signed a framework agreement to develop the oil and gas resources in the Country with an estimated investment of $5 billion at 100%. The investments, which will be utilized through the realization of projects to be implemented in the next 4 years, are directed to the development of 200 mm/bbl of oil and 1.3 Tcf of gas.
In 2014, Eni was awarded: (i) the operatorship of the South-West Meleiha onshore exploration licenses (Eni’s interest 100%), nearby the Meleiha concession, and the Block 9 (Eni’s interest 100%) and Block 8 (Eni’s interest 50%) located in the deep offshore of the Mediterranean Sea. The closing was achieved in the early 2015 with the ratification of the relevant concession agreements; and (ii) the Shorouk concession (Eni’s interest 100%) in the deep offshore of the Mediterranean Sea.
Exploration and production activities in Egypt are regulated by PSAs.

Gulf of Suez
Production Production mainly comes from the Belayim field, Eni’s first large oil discovery in Egypt, which produced approximately 101 kbbl/d (52 kboe/d net to Eni) in 2014.
Development Drilling and infilling activities were carried out in the Belayim area, in order to optimize the recovery of its mineral potential.
Exploration Exploration activities yielded positive results with the oil discovery ARM-14 in the Abu Rudeis license (Eni’s interest 100%). The discovery was linked to the nearby production facilities and a double production level was achieved in 2014.

Nile Delta
North Port Said
Production Production for the year amounted to approximately 30 kboe/d (approximately 24 kboe/d net to Eni), approximately 141 mmcf/d of natural gas and approximately 3 kbbl/d of condensates. Part of the production of this concession is supplied to the United Gas Derivatives Co (Eni’s interest 33.33%) with a treatment capacity of 1.3 bcf/d of natural gas and a yearly production of 380 ktonnes of propane, 305 ktonnes of LPG and 1.5 mmbbl of condensates.
Development Ongoing development activities aimed at supporting current gas production.

Baltim
Production In 2014, production amounted to approximately 53 kboe/d (approximately 17 kboe/d net to Eni); approximately 247 mmcf/d of natural gas and 7 kbbl/d of condensates.
Development Ongoing development activities aim at supporting current gas production.

Ras el Barr
Production In 2014, the production amounted to approximately 103 kboe/d (approximately 36 kboe/d net to Eni), mainly gas from Ha’py, Akhen, Taurt and Seth fields.
Development Development activities concerned infilling activities at the Ha’py field to optimize the mineral potential recovery factor. During the year the END Phase 3 sub-sea project was started up.

El Temsah
Production This concession includes the Temsah, Denise and Tuna fields. Production in 2014 amounted to approximately 135 kboe/d (approximately 41 kboe/d net to Eni); approximately 212 mmcf/d of natural gas and approximately 2 kbbl/d of condensates net to Eni.
In August 2014, the DEKA project started up with a production of approximately 64 mmcf/d of gas and 800 bbl/d of associated condensates. Produced gas is being processed at the onshore El Gamil plant. Peak production of approximately 230 mmcf/d net to Eni was achieved by the first quarter of 2015.
Development Development activities included infilling activities in order to optimize the mineral potential recovery factor.

Western Desert
Production Other operated production activities are located in the Western Desert, in particular in the Meleiha, Ras Qattara, West Abu Gharadig (Eni’s interest 45%) and West Razzak (Eni’s interest 100%) development permits containing mainly oil. Concessions in the Western Desert accounted for approximately 13% of Eni’s production in Egypt in 2014.
Development Development activities included infilling activities in order to optimize the mineral potential recovery factor.
Exploration Exploration activities yielded positive results with the oil discovery West Deep in the Meleiha concession that flowed at approximately 2 kbbl/d in test production. The discovery confirms the mineral potential of the deep area in the western desert which was identified leveraging on the application of the e-dvatm proprietary technology for processing seismic 3D imaging. Additional delineation and development wells will be drilled to achieve a production level of approximately 8 kbbl/d by the end of 2015. The discovery is characterized by a fast time-to-market and are in line with Eni’s strategy of focusing on high value exploration activities and synergic assets.

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Libya
Eni started operations in Libya in 1959. Developed and undeveloped acreage in Libya was 26,635 square kilometers (13,294 square kilometers net to Eni). Production activity is carried out in the Mediterranean Sea facing Tripoli and in the Libyan Desert area and includes six contract areas. Onshore contract areas are: (i) Area A consisting in the former concession 82 (Eni’s interest 50%); (ii) Area B, former concession 100 (Bu Attifel field) and the NC125 Block (Eni’s interest 50%); (iii) Area E with El Feel (Elephant) field (Eni’s interest 33.3%); and (iv) Area F with Block 118 (Eni’s interest 50%). Offshore contract areas are: (i) Area C with the Bouri oilfield (Eni’s interest 50%); and (ii) Area D with Blocks NC41 and NC169 (onshore) that feed the Western Libyan Gas Project (Eni’s interest 50%).
In the exploration phase, Eni is operator of four onshore blocks in the Kufra area (186/1, 2, 3 & 4) and in the onshore contract Areas A, B and offshore Area D.
The internal situation in Libya continues to represent an issue to Eni’s management. Following the internal conflict of 2011 and the fall of the regime, which forced the Company to shut down almost all its producing facilities including gas exports for a period of about 8 months, a period of social and political instability began which turned into disorders, strikes, protests and a resurgence of the internal conflict. These events jeopardized Eni’s ability to perform its industrial activity in safety, forcing the Company to interrupt its operations on certain occasions as precautionary measure. These events were fairly frequent in 2013 and sporadic in 2014. In 2014, Eni’s facilities in Libya produced on average 239 kboe/d, registering a small increase compared to 2013. In light of the recent developments in Libya, management decided to strengthen security measures at the Company’s production installations and facilities in the Country. However, we did not suffer any significant production shutdowns in the first part of 2015.

Exploration and production activities in Libya are regulated by six Exploration and Production Sharing contracts (EPSA). The licenses of Eni’s assets in Libya expire in 2042 and 2047 for oil and gas properties, respectively.
Exploration activities yielded positive results with the B1-16/4 well in the Bahr Essalam South prospects in the offshore Area D that flowed at approximately 35 mmcf/d of natural gas and over 600 bbl/d of condensates in test production.

Tunisia
Eni has been present in Tunisia since 1961. In 2014, Eni’s production amounted to 13 kboe/d. Eni’s activities are located mainly in the Southern Desert areas and in the Mediterranean offshore facing Hammamet, over a developed acreage of 6,464 square kilometers (2,274 square kilometers net to Eni).
Exploration and production in this Country are regulated by concessions.
Production Production mainly comes from operated Maamoura and Baraka offshore blocks (Eni’s interest 49%) and the Adam (Eni operator with a 25% interest), Oued Zar (Eni operator with a 50% interest), Djebel Grouz (Eni operator with a 50% interest), MLD (Eni’s interest 50%) and El Borma (Eni’s interest 50%) onshore blocks.
Development Production optimization represents the main activity currently performed in the above listed concessions to mitigate the natural field production decline.
The Titan project progressed at the Tataouine area in order to improve youth employment in tourism and agriculture.

■  Sub-Saharan Africa

Angola
Eni has been present in Angola since 1980. In 2014, Eni’s production amounted to 84 kboe/d. Eni’s activities are concentrated in the conventional and deep offshore, over a developed and undeveloped acreage of 21,160 square kilometers (4,327 square kilometers net to Eni). The main Eni’s asset in Angola is the Block 15/06 (Eni operator with a 35% interest) where the West Hub project started up in 2014 and other development projects are underway.
Eni participates in other producing blocks: (i) Block 0 in Cabinda (Eni’s interest 9.8%) North of the Angolan coast; (ii) Development Areas in the former Block 3 (Eni’s interest 12%) offshore the Congo Basin; (iii) Development Areas in the Block 14 (Eni’s interest 20%) in the deep offshore west of Block 0; and (iv) Development Areas in the former Block 15 (Eni’s interest 20%) in the deep offshore of the Congo Basin.
Eni retains interests in other non-producing concessions, particularly the Lianzi Development Area (Block 14K/A Imi Unit Area - Eni’s interest 10%), Block 35/11 (Eni operator with a 30% interest) and in Block 3/05-A (Eni’s interest 12%), onshore Cabinda North (Eni’s interest 15%) and the Open Areas of Block 2 awarded to the Gas Project (Eni’s interest 20%).
In November 2014, Eni signed with the national oil company Sonangol a strategic agreement on future co-operation activities. In particular, the agreement includes the studies to analyze the potential of the non-associated gas present in the Lower Congo Basin and offshore Angola. The project scope is to analyze the different options both internationally and in the domestic market, also in order to sustain the local economy. In addition, the companies will asses possible projects on the mid-downstream business to be carried out in the Country.
Exploration and production activities in Angola are regulated by concessions and PSAs.

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Block 0
Production Block 0 is divided into Areas A and B. In 2014, production from this block amounted to approximately 292 kbbl/d (approximately 29 kbbl/d net to Eni). Oil production from Area A, deriving mainly from the Takula, Malongo and Mafumeira fields amounted to approximately 18 kbbl/d net to Eni. Production of Area B derives mainly from the Bomboco, Kokongo, Lomba, N’Dola, Nemba and Sanha fields, and amounted to approximately 11 kbbl/d net to Eni.
Development The main development activities performed in the year concerned: (i) the progress of the Nemba field project to reduce flaring gas. In 2015, once the project is completed, flared gas is expected to decrease by approximately 85% from current level; (ii) the Mafumeira Sul field (Eni’s interest 9.8%) with start-up expected in 2016.
Infilling activities and near-field exploration are underway on the whole block in order to mitigate the natural field production decline.
Exploration Exploration activities yielded positive results with the appraisal of the Pinda Fm discovery.

Block 3
Production Block 3 is divided into three production offshore areas. Oil production is treated at the Palanca terminal and delivered to storage vessel unit and then exported. In 2014, production from this area amounted to approximately 51 kbbl/d (approximately 4 kbbl/d net to Eni).
Development Activities concerned the Caco-Gazela area with start-up in the first months of 2015. Development scheme is underway at the Punja area.

Block 14
Production In 2014, Development Areas in Block 14 produced approximately 122 kbbl/d (approximately 16 kbbl/d net to Eni), accounting for approximately 15% of Eni’s production in the Country. It is one of the most fruitful areas in the West African offshore, recording 9 commercial discoveries to date. Its main fields are Kuito, Landana and Tombua, as well as Benguela-Belize/Lobito-Tomboco. Associated gas of the area will be re-injected in the Nemba reservoir and later it will be delivered via a transport facility to the A-LNG liquefaction plant (see below).
Development The main development activities performed in the year concerned the Lianzi project in the Block 14K/A Imi Unit Area (Eni’s interest 10%), with start-up expected in the second half of 2015 and production plateau of 35 kboe/d. Concept definition studies of Malange discovery are underway.

Block 15
Production The Block produced approximately 340 kbbl/d (approximately 32 kbbl/d net to Eni) in 2014. Block 15 is considered the most interesting area in the West African offshore with recoverable reserves estimated at 2.55 bbbl of oil. Production derives mainly from the Kizomba discovery area with: (i) the Hungo/Chocalho fields, started-up in 2004 as part of phase A of the global development plan of the Kizomba reserves; (ii) the Kissanje/Dikanza fields, started up in 2005, as part of Phase Kizomba B; (iii) satellites Kizomba Phase 1 project, started-up in 2012. These fields are operated by FPSO units.
In 2014, the fields of Kizomba area produced approximately 250 kbbl/d (approximately 24 kbbl/d net to Eni). Other main fields in Block 15 are Mondo and Saxi/Batuque fields which produced approximately 96 kbbl/d (approximately 8 kbbl/d net to Eni) in 2014.
In the medium term, phased development of satellite discoveries will maintain the current production plateau of the area.
Development Activities concerned the Kizomba satellites Phase 2 project. The project provides to put into production three additional discoveries that will be linked to the existing FPSO. Start-up is expected in 2015, with a production plateau of 70 kboe/d in 2016.

Block 15/06
The activities concerned to put in production approximately 450 mmbbl of reserves by means of the development of West Hub projects, sanctioned in 2010, and East Hub project, sanctioned in September 2013.
In December 2014, first oil was achieved at the West Hub Development Project in Block 15/06 in the deep offshore. This first Eni-operated producing project in the country is currently producing 45 kboe/d through the N’Goma FPSO, with a production ramp-up expected to reach a plateau up to 100 kboe/d in the coming months. The start-up was achieved in just 44 months from the announcement of the commercial discovery, a result that is at the top of the industry for development in deep waters. The N’Goma FPSO is currently producing from the Sangos discovery, future production will leverage the progressive hooking up of the Block’s discoveries.
The East Hub project with start-up expected in 2017 will develop the reservoir in the north-eastern area by means of a development program similar to the West Hub.
Exploration activities yielded positive results with the Ochigufu 1 NFW discovery in the deep water of the block with a potential in place estimated at approximately 300 million barrels of oil, increasing resources of the West Hub project. The exploration activity was performed with an innovative 3D seismic acquisition.

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In January 2015, Eni obtained from the Angolan authorities a three-year extension of the exploration period of the above mentioned block.

The LNG business in Angola
Eni holds a 13.6% interest of the Angola LNG consortium that manages a LNG plant, started up in 2013, with a processing capacity of approximately 1.1 bcf/d of natural gas, producing 5.2 mmtonnes/y of LNG and over 50 kbbl/d of condensates and LPG. The plant envisages the development of 10,594 bcf of gas in 30 years.
Eni is part of the Gas Project (Eni’s interest 20%) that will apprise and explore further potential gas discoveries to support the feasibility of a second LNG train or other alternative projects to market gas and associated liquids.

Congo
Eni has been present in Congo since 1968. In 2014, production averaged 106 kboe/d net to Eni. Eni’s activities are concentrated in the conventional and deep offshore facing Pointe-Noire and onshore over a developed and undeveloped acreage of 4,363 square kilometers (2,883 square kilometers net to Eni).
In July 2014, a cooperation agreement was signed with the relevant authorities and ratified by law to extend existing oil permits and to develop new initiatives in the Country’s coastal basin, which extends from onshore Mayombe to frontage deep waters.
Exploration and production activities in Congo are regulated by Production Sharing Agreements.

Production Eni’s main operated oil producing interests in Congo are the Zatchi (Eni’s interest 56%), Loango (Eni’s interest 42.5%), Ikalou (Eni’s interest 100%), Djambala (Eni’s interest 50%), Foukanda and Mwafi (Eni’s interest 58%), Kitina (Eni’s interest 52%), Awa Paloukou (Eni’s interest 90%), M’Boundi (Eni’s interest 83%), Kouakouala (Eni’s interest 75%), Zingali and Loufika (Eni’s interest 100%) fields, with an overall production of 76 kboe/d net to Eni. Other relevant producing areas are a 35% interest in the Pointe-Noire Grand Fond, PEX and Likouala permits with a production of 30 kboe/d net to Eni.
At the end of December 2014 was achieved the start-up of the recent Nené Marine discovery in Block Marine XII (Eni operator with a 65% interest) just 8 months after obtaining the production permit. The early production phase is yielding 7,500 boe/d and the fast-track development of the field has leveraged on the synergies with the front-end loading and the infrastructures of the fields located in the area. The full-field development will take place in several stages and will include the installation of production platforms and the drilling of approximately 30 wells, with a plateau of over 120 kboe/d.
Development The flaring down project of the M’Boundi field was completed during the year with a decrease of approximately 64 mmcf in daily volumes of gas flaring, thus achieving the zero flaring target in the area. In particular, the associated gas was fully valorized through: (i) a program of gas injection in order to optimize reserve recovery; and (ii) a long-term supply contract to power plants in the area including the CEC Centrale Electrique du Congo plant (Eni’s interest 20%) with a 300 MW generation capacity. In 2014, M’Boundi contractual supplies were approximately 106 mmcf/d (approximately 17 kboe/d net to Eni). These facilities will also receive volumes of gas from the offshore discoveries of the Block Marine XII in the future.
Project Integrée Hinda (PIH) progressed to support the population in the M’Boundi area. The social project provides to improve education, health, production capacity in agriculture with specific programs and in collaboration with local authorities. Planned activities for the 2011-2015 periods achieved a work progressing of 80% at the end of 2014. The program involved approximately 25,000 people. Eni with the support of the Earth Institute of the Columbia University launched a program to design a monitoring system to assess the effectiveness of the PIH project and to check its support to the development of the area.
In addition, local cultural promotion programs started-up with specific activities in the Pointe-Noire area, Makoua, located in the north of the country and in the capital, Brazzaville.
Development of the Litchendjili sanctioned project progressed in the Marine XII block. The project provides for the installation of a production platform, the construction of transport facilities and onshore treatment plant. Start-up is expected in the second half of 2015 with a peak production of 12 kboe/d net to Eni. Production will also feed the CEC power station.
Exploration Exploration activities yielded positive results in the Marine XII offshore block with: (i) the Nené Marine 3 appraisal well confirming the oil and gas mineral potential of the area; and (ii) the significant Minsala Marine oil discovery with resources in place of approximately 1 billion boe. Exploration activities used the application of the e-dva™ proprietary technology for processing seismic imaging that allowed an optimal positioning of exploration wells.

Mozambique
Eni has been present in Mozambique since 2006. Eni is operator with a 50% interest of Area 4 Block located in the offshore Rovuma Basin, which represents a new frontier in oil and gas industry thanks to extraordinary gas discoveries made during intense only three-year

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exploration campaign. To date, resource base reached 88 Tcf located in the different sections of the area.
During the year, exploration activities yielded positive results with the appraisal gas wells Agulha 2 and Coral 4 DIR, confirming the extension of their respective discoveries. The exploration activity was underpinned by the utilization of the e-dva™ proprietary technology of processing seismic imaging.
The Company is planning to develop as first target the Coral discovery and a portion of the Mamba straddling resources. As part of the Mamba plan, based on the enactment of a law decree which defines the fiscal and contractual regime applicable to onshore liquefaction projects, Eni expects to obtain the necessary authorizations to develop and produce up to 12 Tcf from the straddling reservoir via an independent industrial plan which needs to be coordinated with the operator of Area 1. An Unitization Agreement for the straddling resources has to be agreed among concessionaries of the straddling reservoirs and submitted to the Mozambique Government within six months dating back to the enactment of the special law on onshore projects which occurred in December 2014.
The Coral project scheme comprises construction of a floating unit for the treatment, liquefaction and storage of natural gas (Floating LNG-FLNG) fed by subsea wells. The development plan was formally submitted to the local Authorities at the end of 2014. The FID is expected in the second half of 2015. The award of the relevant EPCIC contracts for the construction, installation and commissioning of the floating unit is expected by the end of 2015. Production start-up is expected for the end of 2019.
The development plan of the first stage of the Mamba project contemplates construction and commissioning of two onshore LNG trains and the drilling of 16 subsea wells, with start-up in 2022. The scheduled activities comprise: (i) the submission of the Declaration of Commerciality to the Government by the third quarter of 2015; (ii) the filing of the development plan by the end of 2015; and (iii) the finalization of the commercial agreements and the project financing by the first quarter of 2016. The FID is expected in 2016-2017.
In October 2014, Eni signed with the South Korean Company KOGAS a cooperation agreement for jointly development opportunities in the upstream and LNG areas, in particular in the Area 4 in Mozambique.
Leveraging on Eni’s cooperation model, a medium-long term program was defined to support local communities also involving all local stakeholders as part of the development activity of the gas discoveries in the Country. The guideline of the program includes projects to develop the socio-economic conditions of local communities and respect for biodiversity. In particular, during 2014 certain projects were completed in the Pemba area in order to: (i) support the access to education, with the construction of a primary school; (ii) develop training activities in collaboration with National Institute for Employment and Vocational Training (INEFP) also supplying educational materials; and (iii) enhance the national health service, also with the restructuring of some hospital departments and specific course dedicated to health staff.
In the Pemba area ongoing activities also concerned: (i) access to water with construction of a supply system for approximately 4,000 people; and (ii) studies of access to energy for rural communities also with renewable energy supplies. In addition, the construction of a gas fired power plant for domestic consumption is being planned with the support of the Mozambican Government.
Eni performed with the support of the Danish Institute for Human Rights and in line with the UN Guiding Principles on Business and Human Rights a preliminary assessment of the potential impacts of the natural gas development projects on human rights in the Country.	Nigeria
Eni has been present in Nigeria since 1962. In 2014, Eni’s oil and gas production amounted to 135 kboe/d over a developed and undeveloped acreage of 36,123 square kilometers (7,638 square kilometers net to Eni) located mainly in the onshore and offshore of the Niger Delta.
In the development/production phase Eni operates onshore Oil Mining Leases (OML) 60, 61, 62 and 63 (Eni’s interest 20%) and offshore OML 125 (Eni’s interest 85%) and OPL 245 (Eni’s interest 50%), holding interests in OML 118 (Eni’s interest 12.5%) and in OML 116 and 119 Service Contracts. As partners of SPDC JV, the largest joint venture in the Country, Eni also holds a 5% interest in 21 onshore blocks and in 5 conventional offshore blocks.
In the exploration phase Eni operates offshore OML 134 (Eni’s interest 85%) and OPL 2009 (Eni’s interest 49%); onshore OPL 282 (Eni’s interest 90%) and OPL 135 (Eni’s interest 48%). Eni also holds a 12.5% interest in OML 135.
The project of the Kwale-Akri pipeline in the Niger Delta is almost completed. The e-vpms™ (eni-vibroacoustic pipeline monitoring system) proprietary technology installed with the aim of identify leaks in real time and significantly reducing bunkering.
During the year, supporting programs for the local community progressed with main activities in the construction of public infrastructure, improving the quality of education services, enhancing of basic health services, expanding the access to energy for local area, as well as training programs to promote the economic development, in particular in the agricultural sector.
Eni launched a website to report the sustainability activity performed in the Country. In particular, information and data related to oil spills, gas flared emissions and a summary on the environmental impact studies are available.
In 2014, the Petroleum Technology Association of Nigeria recognized two Eni’s subsidiaries as the best organizations to promote local content in the oil and gas sector in Nigeria (Local Content Operator). This award reaffirmed the Eni’s commitment in the implementation of effective initiatives to boost local economic activities also to achieve the high standard requirements in the oil and gas sector.
Exploration and production activities in Nigeria are regulated mainly by production sharing agreements and concession contracts, as well as service contracts, in two blocks, where Eni acts as contractor for state-owned company.

Blocks OMLs 60, 61, 62 and 63
Production Onshore four licenses produced approximately 59 kboe/d and accounted for over 40% of Eni’s production in Nigeria in 2014. Liquid and gas production is supported by the NGL plant at Obiafu-Obrikom with a treatment capacity of approximately 1 bcf/d and by the oil tanker terminal at Brass with a storage capacity of approximately 3.5 mmbbl. A large portion of the gas reserves of these four OMLs is destined to supply the Bonny Island liquefaction plant (see below). Another portion of gas production is employed in firing the combined cycle power plant at Kwale-Okpai with a 480 MW generation capacity. In 2014, supplies to this power station were an overall amount of approximately 70 mmcf/d, corresponding to approximately 12 kboe/d (approximately 2 kboe/d net to Eni).
Development The treatment and re-injection of produced water program started up at the Ebocha flowstation in the OML 61 block. The project provides for the treatment of 60 kbbl/d of produced water. Associated gas program progressed with further reductions of gas flared.

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Block OML 118
Production The Bonga oil field produced approximately 15 kbbl/d of oil net to Eni in 2014. Production is supported by an FPSO unit with a 225 kbbl/d treatment capacity and a 2 mmbbl storage capacity. Associated gas is carried to a collection platform on the EA field and, from there, is delivered to the Bonny liquefaction plant.
In the year production start-up was achieved at the Bonga NW field with the drilling and completion of 4 production and 2 injection wells.

Block OML 119
Production Production derived mainly from the Okono/Okpoho fields which yielded approximately 1 kbbl/d of oil net to Eni in 2014. Production is supported by an FPSO unit with an 80 kbbl/d treatment capacity and a 1 mmbbl storage capacity.

Block OML 116
Production Production derived mainly from the Agbara field which yielded approximately 2 kbbl/d of oil net to Eni in 2014.

Block OML 125
Production Production derived mainly from the Abo field which yielded approximately 20 kbbl/d of oil net to Eni in 2014. Production is supported by an FPSO unit with a 45 kbbl/d capacity and an 800 kbbl storage capacity.
Exploration Exploration activities yielded positive results with the Abo 12 oil well. The discovery will be linked to facilities of Abo field during 2015.

SPDC Joint Venture (NASE)
In 2014, production from the SPDC JV accounted for approximately 27% of Eni’s production in Nigeria (36 kboe/d).
Development activities progressed at the OML 28 block: (i) the drilling campaign progressed within the integrated oil and natural gas project in the Gbaran-Ubie area. The development plan provides for the supply of natural gas to the Bonny liquefaction plant by means of the construction of a Central Processing Facility (CPF) with a treatment capacity of approximately 1 bcf/d of gas and 120 kbbl/d of liquids; and (ii) the development plan of the Forkados-Yokri field includes the drilling of 24 producing wells, the upgrading of existing flowstations and the construction of transport facilities. Start-up is expected in 2015.

The LNG business in Nigeria
Eni holds a 10.4% interest in the Nigeria LNG Ltd joint venture, which runs the Bonny liquefaction plant, located in the Eastern Niger Delta. The plant has a design treatment capacity of approximately 1,236 bcf/y of feed gas corresponding to a production of 22 mmtonnes/y of LNG on six trains. The seventh unit is being engineered as it is in the planning phase. When fully operational, total capacity will amount to approximately 30 mmtonnes/y of LNG, corresponding to a feedstock of approximately 1,624 bcf/y. Natural gas supplies to the plant are provided under gas supply agreements with a 20-year term from the SPDC JV and the NAOC JV, the latter operating the OMLs 60, 61, 62 and 63 blocks with an overall amount of approximately 2,825 mmcf/d (approximately 268 mmcf/d net to Eni corresponding to approximately 49 kboe/d). LNG production is sold under long-term contracts and

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exported to European, Asian and US markets by the Bonny Gas Transport fleet, wholly owned by Nigeria LNG Co.

■  Kazakhstan

Eni has been present in Kazakhstan since 1992. Eni co-operates the Karachaganak producing field and is a partner of the consortium of the North Caspian Sea PSA (NCSPSA) to develop the Kashagan field.
In June 2014, Eni signed a strategic agreement with Kazakh state-owned company KazMunayGas (KMG) for the exploitation of exploration and production rights in Isatay, an offshore area of high potential located in the north Caspian Sea. KMG and Eni each will held 50% of exploration and production rights. The agreement also involves the construction of a shipyard project in Kuryk.

Kashagan
Eni holds a 16.81% working interest in the North Caspian Sea Production Sharing Agreement. The NCSPSA defines terms and conditions for the exploration and development of the giant Kashagan field which was discovered in the Northern section of the contractual area in the year 2000 over an undeveloped area extending for approximately 4,600 square kilometers. The NCSPSA will expire at the end of 2041.
The exploration and development activities of the Kashagan field and the other discoveries made in the contractual area are executed through an operating model which entails an increased role of the Kazakh partner and defines the international parties’ responsibilities in the execution of the subsequent development phases of the project.
During the course of 2014, the Consortium performed an assessment of the technical issues which forced the operator to shut down the production at the Kashagan field soon after the production start-up with the effective completion of Phase 1 of the development plan (the Experimental Program). The findings of the assessment confirmed the necessity to fully replace the damaged pipelines. The Consortium recently finalized the contracts for the replacement of both oil and gas lines. The Consortium expects to complete the installation works in the second half of 2016 with production re-start by the end of 2016. The planned production rate will be achieved during 2017.
The Phase 1 is targeting an initial production capacity of 180 kbbl/d; when a second offshore treatment train comes online and compression facilities for gas reinjection are operational production capacity will ramp up to 370 kbbl/d. The partners are planning to further increase available production capacity up to 450 kbbl/d by installing additional gas compression capacity for reinjection in the reservoir. The partners submitted the scheme of this additional phase to the relevant Kazakh Authorities.
In December 2014, the Consortium and the Kazakh Government signed an agreement which settled a number of pending issues relating to financial, environmental and operational matters.
In 2014, the Consortium agreed a new setup of the operating model to execute the development of the project, targeting to streamline decision-making process, to increase efficiency in operations and to reduce costs. This new operating model provides that a company, participated by the seven partners of the Consortium, acts as the sole operator of all exploration, development and production activities at the Kashagan field. As part of this process, in 2014 the shareholding in AKCO NV (Eni’s interest 100%) was transferred to NCOC BV. The activities needed to set up the new operating model will be completed by the first half of 2015.
An innovative environmental monitoring system was implemented in 2014. The project designed by Eni provides for the application of a mobile underwater vehicle (AUV) able to realize an environmental monitoring and asset integrity at the production facility.
During the year the integrated program for the management of biodiversity in the Ural Delta (Ural River Park Project - URPP) was completed. The program was launched by Eni under the sponsorship of the Environment and Water Resources Kazakh Authority and aimed to protect the environment and ecosystems in the Caspian area. In June 2014 the project received an official UNESCO designation to be included in the Man and Biosphere Program.
Within the agreements reached with the local Authorities, Eni continues its training program for Kazakh resources in the oil&gas sector.

Karachaganak
Located onshore in West Kazakhstan, Karachaganak (Eni’s interest 29.25%) is a liquid, gas and condensate giant field. Operations are conducted by the Karachaganak Petroleum Operating Consortium (KPO) and are regulated by a PSA lasting 40 years, until 2037. Eni and British Gas are co-operators of the venture.
Production In 2014, production of the Karachaganak field averaged 242 kbbl/d of liquids (52 kbbl/d net to Eni) and 909 mmcf/d of natural gas (201 mmcf/d net to Eni). This field is developed by producing liquids from the deeper layers of the reservoir. The gas is marketed (about 50%) at the Russian gas plant in Orenburg and the remaining volumes is utilized for re-injecting in the higher layers and the production of fuel gas. Over 90% of liquid production are stabilized at the Karachaganak Processing Complex (KPC) with a capacity of approximately 250 kbbl/d and exported to Western markets through the Caspian Pipeline Consortium (Eni’s interest 2%) and the Atyrau-Samara pipeline. The remaining volumes of non-stabilized liquid production (approximately 16 kbbl/d) are marketed at the Russian terminal in Orenburg.

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Eni Fact Book Exploration & Production

Development The expansion project is currently being assessed by the Consortium by means of the installation, in stages, of gas treatment plants and re-injection facilities to support liquids production plateau and increase gas marketable volumes.
Phase-one development to increase injection and treatment capacity of natural gas are under economical and technical assessment. Further development projects to support liquids production plateau are under study.
Eni continues its involvement to support local communities by means of the construction of schools and educational facilities, as well as water supply plant and road infrastructures for the villages located in the nearby area of Karachaganak, in particular in the western area.

■  Rest of Asia

Indonesia
Eni has been present in Indonesia since 2001. In 2014, Eni’s production mainly composed of gas, amounted to 16 kboe/d. Activities are concentrated in the Eastern offshore and onshore of East Kalimantan, offshore Sumatra, and offshore and onshore of West Timor and West Papua, over a developed and undeveloped acreage of 34,826 square kilometers (26,248 square kilometers net to Eni) in 14 blocks.
Exploration and production activities in Indonesia are regulated by Production Sharing Agreements.
Production Production consists mainly of gas and derives from the Sanga Sanga permit (Eni’s interest 37.8%) with seven production fields. This gas is treated at the Bontang liquefaction plant, one of the largest in the world. Liquefied gas is exported to the Japanese, South Korean and Taiwanese markets.
Development Main ongoing activities to feed the Bontang plant concerned: (i) the Jangkrik field (Eni operator with a 55% interest) in the Kalimantan offshore. The project includes drilling of production wells linked to a Floating Production Unit for gas and condensate treatment, as well as construction of a transportation facility. Start-up is expected in 2017; and (ii) the Bangka project (Eni’s interest 20%) in the eastern Kalimantan, with start-up expected in 2016.
Other main activities were performed on the environmental protection, health care and educational system to support local communities located in the operated area of the eastern Kalimantan, Papua and North Sumatra.
Exploration Exploration activities yielded positive results with a gas discovery through the Merakes 1 NFW exploration well in the East Sepinggan offshore block (Eni operator with an 85% interest). This discovery with a potential in place estimated at approximately 2 Tcf, is located in proximity of the operated Jangkrik field, which is currently under development, and will supply additional gas volumes to the Bontang LNG plant. Exploration activity was performed leveraging on the innovative seismic analysis to allow an effective activities by means of the evaluation of several geological data.

Iraq
Eni has been present in Iraq since 2009 and is performing development activities over a developed acreage of 1,074 square kilometers (446 square kilometers net to Eni). Production comes from Zubair oil field (Eni’s interest 41.6%) with a production of 21 kbbl/d net to Eni in 2014.
Development and production activities in Iraq are regulated by Technical Service Contract.
Development In 2014, phase one of the Rehabilitation Plan of the Zubair field progressed. The project includes the construction of an oil treatment plant for a capacity of 300 kbbl/d, the revamping of existing treatment facilities and the drilling of production and water injection wells.
In March 2014, the national oil company South Oil Co sanctioned the Enhanced Redevelopment Plan to achieve a production plateau of 850 kbbl/d. The main contracts to build new facilities were awarded in the first half of 2014.
Activities to support local farms and communities progressed during the year.

Pakistan
Eni has been present in Pakistan since 2000. In 2014, Eni’s production amounted to 45 kboe/d, mainly gas. Activities are located mainly onshore covering a developed and undeveloped acreage of 25,639 square kilometers (9,467 square kilometers net to Eni).
Exploration and production activities in Pakistan are regulated by concessions (onshore) and PSAs (offshore).
Production Eni’s main permits in the Country are Bhit/Bhadra (Eni operator with a 40% interest), Sawan (Eni’s interest 23.68%) and Zamzama (Eni’s interest 17.75%), which in 2014 accounted for 75% of Eni’s production in the Country.
Development Development activities concerned mainly infilling programs in order to counteract natural production depletion.
Programs to support the development of local communities nearby the production field of Bhit, Badhra and Kadanwari progressed with: (i) the construction of school infrastructure; (ii) programs to fresh water access; and (iii) vocational training initiatives in the upstream sector.

Turkmenistan
Eni started its activities in Turkmenistan with the purchase of the British company Burren Energy Plc in 2008. Activities are focused on the onshore Nebit Dag Area in the Western part of the Country, over a developed acreage of 200 square kilometers (180 square kilometers net to Eni). In 2014, Eni’s production averaged 10 kboe/d.
In November 2014, Eni and the State Agency for Management and Use of Hydrocarbon Resources signed an addendum to the Production Sharing Agreement regulating exploration and production activities at the onshore Nebit Dag Area. The addendum extends the duration of the PSA to 2032. The agreement also establishes the transfer of a 10% stake out of the contractor share to the State oil company Turkmenneft (Eni retains a 90% interest stake). The agreement also includes the construction of the Training Center for technical staff in the upstream sector. Vocational training program in oil&gas sector progressed for local graduates.
In addition, Eni and Turkmen State Agency signed a Memorandum of Understanding to evaluate the extension of Eni’s activities also in the Turkmenistan’s offshore section of the Caspian Sea.
Production Production derives mainly from the Burun oilfield. Oil production is shipped to the Turkmenbashi refinery plant. Eni receives, by means of a swap arrangement with the Turkmen Authorities, an equivalent amount of oil at the Okarem terminal, close to the South coast of the Caspian Sea. Eni’s entitlement is sold FOB. Associated natural gas is used for own consumption and gas lift system. The remaining amount is delivered to the national oil company Turkmenneft, via national grid.
Development Development activities include: (i) a program to mitigate the natural field production decline; and (ii) the completion of the revamping of the treatment oil plant at the Burun field in order to increase treatment capacity, as well as to improve safety, efficiency and environment performance also by means of reducing gas flaring and increasing water re-injection capacity.

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Eni Fact Book Exploration & Production

■  Americas

Ecuador
Eni has been present in Ecuador since 1988. Operations are performed in Block 10 (Eni’s interest 100%) located in the Oriente Basin, in the Amazon forest, over a developed acreage of 1,985 square kilometers net to Eni. In 2014, Eni’s production averaged 12 kbbl/d.
Exploration and production activities in Ecuador are regulated by a service contract that expires in 2023.
Production Production deriving from the Villano field, started in 1999, is processed by means of a Central Production Facility and transported via a pipeline network to the storage facility located in the Pacific coast.
Development In the year, the following projects were sanctioned: (i) the Phase VI of the Villano field, with a production start-up expected in 2016; and (ii) Oglan discovery, with start-up expected in 2017.
Maintenance activities and facilities upgrading progressed to support high safety standard and efficiency levels.
In 2014, the first three years of the Plan of Action on Biodiversity in the Amazon forest near the Villano field, concluded that Eni’s production activities were performed with minimal environmental impacts.
Eni’s commitment to support the socio-economic development nearby the production areas progressed by means of: (i) improving sanitary condition with medical supplies, equipments and vehicles; (ii) educational plans with the construction of schools, supplies and scholarship foundation; and (iii) training activities and programs to develop agricultural sector also with specific equipments supplies.
Exploration Exploration activities yielded positive results with the Oglan-2 exploration well with a potential in place estimated at 300 million barrels of oil, located near the processing facilities of the operated field of Villano.

Trinidad & Tobago
Eni has been present in Trinidad & Tobago since 1970. In 2014, Eni’s production averaged 60 mmcf/d (11 kboe/d). Activity is concentrated offshore North of Trinidad over a developed acreage of 382 square kilometers (66 square kilometers net to Eni).
Exploration and production activities in Trinidad & Tobago are regulated by PSAs.
Production Production is provided by the Chaconia, Ixora, Hibiscus, Ponsettia, Bougainvillea and Heliconia gas fields, located in the North Coast Marine Area 1 block (Eni’s interest 17.3%). Production is supported by two fixed platforms linked to the Hibiscus processing facility. Natural gas is used to feed trains 2, 3 and 4 of the Atlantic LNG liquefaction plant on Trinidad’s coast and it is sold under long-term contracts in the United States, as well as alternative destinations on a spot basis.

United States
Eni has been present in the United States since 1968. Activities are performed in the Gulf of Mexico, Alaska and onshore in Texas. Developed and undeveloped acreage covers 6,092 square kilometers (3,500 square kilometers net to Eni). In 2014, Eni’s oil and gas production amounted to 92 kboe/d.
Exploration and production activities in the United States are regulated by concessions.

Gulf of Mexico
Eni holds interests in 188 exploration and production blocks in deep and conventional offshore of the Gulf of Mexico of which 122 are operated by Eni.

In 2014, Eni was awarded the operatorship of exploration licenses MC246 and MC290 with a 100% interest.
Production The main operated fields are Allegheny and Appaloosa (Eni’s interest 100%), Pegasus (Eni’s interest 85%), Longhorn, Devils Towers and Triton (Eni’s interest 75%). Eni also holds interests in Europa (Eni’s interest 32%), Medusa (Eni’s interest 25%) and Thunder Hawk (Eni’s interest 25%) fields.
Production start-up was achieved at the St. Malo (Eni’s interest 1.25%) and Lucius (Eni 8.5%) fields, the latter started up in January 2015. The start-up of Hadrian South (Eni’s interest 30%) is achieved in March 2015 and will allow to achieve an expected peak production of 144 kboe/d (22 kboe/d net to Eni) for the Lucius-Hadrian South project.
Development Development activities concerned: (i) the Heidelberg project (Eni’s interest 12.5%) in the deep offshore of the Gulf of Mexico. Activities include the drilling of 5 production wells and the installation of a production platform. Start-up is expected a the end of 2016 with a production of 9 kboe/d net to Eni; and (ii) the drilling of development wells at the operated Devils Tower and Pegasus fields, as well as non-operated Europa and K2 (Eni’s interest 13.39%) fields.

Texas
Production Production comes from the Alliance area (Eni’s interest 27.5%), in the Fort Worth basin. This asset was acquired following an agreement with Quicksilver for unconventional gas reserves (shale gas). In 2014, Eni’s production amounted to approximately 8 kboe/d.
Development The development of unconventional gas reserves (shale gas) progressed in the area with start-up of additional 21 production wells.

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Eni Fact Book Exploration & Production

Exploration Exploration activities yielded positive results with the Stallings 1H and Mitchell 1H exploratory wells, under the agreement with Quicksilver Resources signed at the end of 2013 providing for joint evaluation, exploration and development of unconventional oil reservoirs (shale oil) in the southern part of the Delaware Basin in West Texas. The wells were already connected to existing production facilities with an initial flow of 1,500 bbl/d.
Eni was awarded in the Leon Valley (Western Texas) with a 50% interest for exploring and developing an area with unconventional oil reservoirs.

Alaska
Eni holds interests in 99 exploration and development blocks, with interests ranging from 10% to 100%; Eni is the operator in 46 of these blocks.
Production Eni’s production is provided by Nikaitchuq (Eni operator with a 100% interest) and Oooguruk (Eni’s interest 30%) fields with a 2014 overall net production of approximately 21 kbbl/d.
Development Drilling activities progressed at the Nikaitchuq and Oooguruk fields. In June 2014, the Nikaitchuq field achieved the production target of 25 kboe/d. This relevant result required the expertise and the application of Eni’s proprietary technologies in an area with extreme climate and environmental constraints, which helped to build one of the most advanced production facilities in the North Slope, with maximum environmental compatibility and high operating efficiency.

Venezuela
Eni has been present in Venezuela since 1998. In 2014, Eni’s production averaged 10 kbbl/d. Activity is concentrated both offshore (Gulf of Venezuela and Gulf of Paria) and onshore in the Orinoco Oil Belt, over a developed and undeveloped acreage of 2,804 square kilometers (1,066 square kilometers net to Eni).
Exploration and production of oilfields are regulated by the terms of the so-called Empresa Mixta. Under the new legal framework, only a company incorporated under the law of Venezuela is entitled to conduct petroleum operations. A stake of at least 60% in the capital of such company is held by an affiliate of the Venezuela state oil company, PDVSA, preferably Corporación Venezuelana de Petróleo (CVP).
Production Eni’s production comes from the Corocoro field (Eni’s interest 26%), in the Gulf of Paria, and the Junin 5 field (Eni’s interest 40%), located in the Orinoco Oil Belt which contains 35 bbbl of certified heavy oil in place.
Development Drilling activities progressed at the Junin 5 field with the drilling of 22 wells. The early production of the first phase started up in 2013 with a target plateau of 75 kbbl/d. The full field development phase includes a long-term production plateau of 240 kbbl/d. The project provides for the construction of a refinery. Eni agreed to finance a part of PDVSA’s development costs for the Early production phase and engineering activity of refinery plant up to $1.74 billion.
Ongoing development activities progressed at the Perla gas field in the Cardon IV Block (Eni’s interest 50%), located in the Gulf of Venezuela.
The early production start-up is expected by the second quarter of 2015 with a target production of approximately 450 mmcf/d. The full project includes the utilization of existing wells, the drilling of 17 additional wells and the installation of production platforms linked by pipelines to an onshore treatment plant. Production ramp-up is expected in 2017 with a target of approximately 800 mmcf/d. The development plan targets a long-term production plateau of approximately 1,200 mmcf/d from 2020.
Exploration Eni is also participating with a 19.5% interest in Petrolera Güiria for oil exploration and with a 40% interest in Punta Pescador and Gulf of Paria Ovest for gas exploration, both located offshore in the Eastern Venezuela.

■  Australia and Oceania

Australia
Eni has been present in Australia since 2001. In 2014, Eni’s production of oil and natural gas averaged 26 kboe/d. Activities are focused on conventional and deep offshore fields, over a developed and undeveloped acreage of 22,819 square kilometers (13,376 square kilometers net to Eni).
The main production blocks in which Eni holds interests are WA-33-L (Eni’s interest 100%), JPDA 03-13 (Eni’s interest 10.99%) and JPDA 06-105 (Eni operator with a 40% interest). In the appraisal and development phase Eni holds interests in NT/P68 (Eni’s interest 50%) and NT/RL7 (Eni’s interest 32.5%).
In addition, Eni holds interest in 6 exploration licenses, of which 1 in the JPDA.
Exploration and production activities in Australia are regulated by concession agreements, whereas in the cooperation zone between Timor Leste and Australia (Joint Petroleum Development Area-JPDA) they are regulated by PSAs.

Block JPDA 03-13
Production The liquids and gas Bayu Undan field started-up in 2004 and produced 138 kboe/d (approximately 12 kboe/d net to Eni) in 2014. Liquid production is supported by 3 treatment platforms and an FSO unit. Production of natural gas is mostly carried by an approximately 500-kilometer long pipeline and is treated at the Darwin liquefaction plant which has a capacity of 3.6 mmtonnes/y of LNG (equivalent to approximately 177 bcf/y of feed gas). LNG is sold to Japanese power generation companies under long-term contracts.
Development The Development Phase 3 is currently underway, aiming at increasing of liquid production and supporting of LNG production.

Block JPDA 06-105
Production The Kitan oil field (Eni operator with a 40% interest) started-up in 2011 and amounted to 6 kbbl/d in 2014 (approximately 2 kbbl/d net to Eni). Production is supported by 3 sub-sea wells and operated by an FPSO unit for the oil treatment.
Development Development activities progressed at the Kitan field with the drilling of one additional well to increase production in 2015.

Block WA-33-L
Production The Blacktip gas field (Eni’s interest 100%) started-up in 2009 and produced approximately 24 bcf/y in 2014 (approximately 12 kboe/d). The project is supported by a production platform and carried by a 108-kilometer long pipeline to an onshore treatment plant with a capacity of 42 bcf/y. Natural gas extracted from this field is sold under a 25-year contract to supply a power plant, signed with Australian society Power & Water Utility Co.

Contents

Eni Fact Book Exploration & Production

Estimated net proved hydrocarbons reserves by geographic area	(mmboe)
(at December 31)	Italy (a)	Rest of Europe	North Africa	Sub-Saharan Africa	Kazakhstan	Rest of Asia	Americas	Australia and Oceania	Total

2010
Estimated net proved hydrocarbons reserves	724	601	2,119	1,161	1,126	612	373	127	6,843
Consolidated subsidiaries	724	601	2,096	1,133	1,126	295	230	127	6,332
Equity-accounted entities			23	28		317	143		511
Developed	554	405	1,237	817	543	182	167	117	4,022
Consolidated subsidiaries	554	405	1,215	812	543	139	141	117	3,926
Equity-accounted entities			22	5		43	26		96
Undeveloped	170	196	882	344	583	430	206	10	2,821
Consolidated subsidiaries	170	196	881	321	583	156	89	10	2,406
Equity-accounted entities			1	23		274	117		415

2011
Estimated net proved hydrocarbons reserves	707	630	2,052	1,104	950	886	624	133	7,086
Consolidated subsidiaries	707	630	2,031	1,021	950	230	238	133	5,940
Equity-accounted entities			21	83		656	386		1,146
Developed	540	374	1,194	746	482	134	188	112	3,770
Consolidated subsidiaries	540	374	1,175	742	482	129	162	112	3,716
Equity-accounted entities			19	4		5	26		54
Undeveloped	167	256	858	358	468	752	436	21	3,316
Consolidated subsidiaries	167	256	856	279	468	101	76	21	2,224
Equity-accounted entities			2	79		651	360		1,092

2012
Estimated net proved hydrocarbons reserves	524	591	1,935	1,129	1,041	852	966	128	7,166
Consolidated subsidiaries	524	591	1,915	1,048	1,041	184	236	128	5,667
Equity-accounted entities			20	81		668	730		1,499
Developed	406	349	1,100	716	458	190	190	107	3,516
Consolidated subsidiaries	406	349	1,080	716	458	108	170	107	3,394
Equity-accounted entities			20			82	20		122
Undeveloped	118	242	835	413	583	662	776	21	3,650
Consolidated subsidiaries	118	242	835	332	583	76	66	21	2,273
Equity-accounted entities				81		586	710		1,377

2013
Estimated net proved hydrocarbons reserves	499	557	1,802	1,230	1,035	270	966	176	6,535
Consolidated subsidiaries	499	557	1,783	1,155	1,035	263	240	176	5,708
Equity-accounted entities			19	75		7	726		827
Developed	408	343	1,022	701	566	93	171	123	3,427
Consolidated subsidiaries	408	343	1,003	701	566	90	153	123	3,387
Equity-accounted entities			19			3	18		40
Undeveloped	91	214	780	529	469	177	795	53	3,108
Consolidated subsidiaries	91	214	780	454	469	173	87	53	2,321
Equity-accounted entities				75		4	708		787

2014
Estimated net proved hydrocarbons reserves	503	544	1,756	1,320	1,069	290	960	160	6,602
Consolidated subsidiaries	503	544	1,740	1,239	1,069	285	232	160	5,772
Equity-accounted entities			16	81		5	728		830
Developed	401	335	919	725	589	115	214	135	3,433
Consolidated subsidiaries	401	335	904	702	589	112	188	135	3,366
Equity-accounted entities			15	23		3	26		67
Undeveloped	102	209	837	595	480	175	746	25	3,169
Consolidated subsidiaries	102	209	836	537	480	173	44	25	2,406
Equity-accounted entities			1	58		2	702		763

(a) Including approximately 767 billion of cubic feet of natural gas held in storage at December 31, 2010 and 2011.

Contents

Eni Fact Book Exploration & Production

Estimated net proved liquids reserves by geographic area	(mmbbl)
(at December 31)	Italy	Rest of Europe	North Africa	Sub-Saharan Africa	Kazakhstan	Rest of Asia	Americas	Australia and Oceania	Total

2010
Estimated net proved liquids reserves	248	349	997	756	788	183	273	29	3,623
Consolidated subsidiaries	248	349	978	750	788	139	134	29	3,415
Equity-accounted entities			19	6		44	139		208
Developed	183	207	674	537	251	44	87	20	2,003
Consolidated subsidiaries	183	207	656	533	251	39	62	20	1,951
Equity-accounted entities			18	4		5	25		52
Undeveloped	65	142	323	219	537	139	186	9	1,620
Consolidated subsidiaries	65	142	322	217	537	100	72	9	1,464
Equity-accounted entities			1	2		39	114		156

2011
Estimated net proved liquids reserves	259	372	934	692	653	216	283	25	3,434
Consolidated subsidiaries	259	372	917	670	653	106	132	25	3,134
Equity-accounted entities			17	22		110	151		300
Developed	184	195	638	487	215	34	117	25	1,895
Consolidated subsidiaries	184	195	622	483	215	34	92	25	1,850
Equity-accounted entities			16	4			25		45
Undeveloped	75	177	296	205	438	182	166		1,539
Consolidated subsidiaries	75	177	295	187	438	72	40		1,284
Equity-accounted entities			1	18		110	126		255

2012
Estimated net proved liquids reserves	227	351	921	688	670	196	273	24	3,350
Consolidated subsidiaries	227	351	904	672	670	82	154	24	3,084
Equity-accounted entities			17	16		114	119		266
Developed	165	180	601	456	203	49	128	24	1,806
Consolidated subsidiaries	165	180	584	456	203	41	109	24	1,762
Equity-accounted entities			17			8	19		44
Undeveloped	62	171	320	232	467	147	145		1,544
Consolidated subsidiaries	62	171	320	216	467	41	45		1,322
Equity-accounted entities				16		106	100		222

2013
Estimated net proved liquids reserves	220	330	846	738	679	129	263	22	3,227
Consolidated subsidiaries	220	330	830	723	679	128	147	22	3,079
Equity-accounted entities			16	15		1	116		148
Developed	177	179	577	465	295	38	115	20	1,866
Consolidated subsidiaries	177	179	561	465	295	38	96	20	1,831
Equity-accounted entities			16				19		35
Undeveloped	43	151	269	273	384	91	148	2	1,361
Consolidated subsidiaries	43	151	269	258	384	90	51	2	1,248
Equity-accounted entities				15		1	97		113

2014
Estimated net proved liquids reserves	243	331	790	756	697	132	264	13	3,226
Consolidated subsidiaries	243	331	776	739	697	131	147	13	3,077
Equity-accounted entities			14	17		1	117		149
Developed	184	174	534	477	306	64	142	12	1,893
Consolidated subsidiaries	184	174	521	470	306	64	116	12	1,847
Equity-accounted entities			13	7			26		46
Undeveloped	59	157	256	279	391	68	122	1	1,333
Consolidated subsidiaries	59	157	255	269	391	67	31	1	1,230
Equity-accounted entities			1	10		1	91		103

Contents

Eni Fact Book Exploration & Production

Estimated net proved natural gas reserves by geographic area	(bcf)
(at December 31)	Italy (a)	Rest of Europe	North Africa	Sub-Saharan Africa	Kazakhstan	Rest of Asia	Americas	Australia and Oceania	Total

2010
Estimated net proved natural gas reserves	2,644	1,401	6,231	2,245	1,874	2,391	552	544	17,882
Consolidated subsidiaries	2,644	1,401	6,207	2,127	1,874	871	530	544	16,198
Equity-accounted entities			24	118		1,520	22		1,684
Developed	2,061	1,103	3,122	1,554	1,621	774	437	539	11,211
Consolidated subsidiaries	2,061	1,103	3,100	1,550	1,621	560	431	539	10,965
Equity-accounted entities			22	4		214	6		246
Undeveloped	583	298	3,109	691	253	1,617	115	5	6,671
Consolidated subsidiaries	583	298	3,107	577	253	311	99	5	5,233
Equity-accounted entities			2	114		1,306	16		1,438

2011
Estimated net proved natural gas reserves	2,491	1,427	6,210	2,287	1,648	3,718	1,897	604	20,282
Consolidated subsidiaries	2,491	1,425	6,190	1,949	1,648	685	590	604	15,582
Equity-accounted entities		2	20	338		3,033	1,307		4,700
Developed	1,977	995	3,087	1,441	1,480	552	393	491	10,416
Consolidated subsidiaries	1,977	995	3,070	1,437	1,480	528	385	491	10,363
Equity-accounted entities			17	4		24	8		53
Undeveloped	514	432	3,123	846	168	3,166	1,504	113	9,866
Consolidated subsidiaries	514	430	3,120	512	168	157	205	113	5,219
Equity-accounted entities		2	3	334		3,009	1,299		4,647

2012
Estimated net proved natural gas reserves	1,633	1,317	5,574	2,414	2,038	3,605	3,804	572	20,957
Consolidated subsidiaries	1,633	1,317	5,558	2,061	2,038	562	449	572	14,190
Equity-accounted entities			16	353		3,043	3,355		6,767
Developed	1,325	925	2,736	1,429	1,401	774	340	459	9,389
Consolidated subsidiaries	1,325	925	2,720	1,429	1,401	372	334	459	8,965
Equity-accounted entities			16			402	6		424
Undeveloped	308	392	2,838	985	637	2,831	3,464	113	11,568
Consolidated subsidiaries	308	392	2,838	632	637	190	115	113	5,225
Equity-accounted entities				353		2,641	3,349		6,343

2013
Estimated net proved natural gas reserves	1,532	1,247	5,246	2,704	1,957	772	3,862	848	18,168
Consolidated subsidiaries	1,532	1,247	5,231	2,374	1,957	744	509	848	14,442
Equity-accounted entities			15	330		28	3,353		3,726
Developed	1,266	904	2,447	1,295	1,488	300	315	561	8,576
Consolidated subsidiaries	1,266	904	2,432	1,295	1,488	286	310	561	8,542
Equity-accounted entities			15			14	5		34
Undeveloped	266	343	2,799	1,409	469	472	3,547	287	9,592
Consolidated subsidiaries	266	343	2,799	1,079	469	458	199	287	5,900
Equity-accounted entities				330		14	3,348		3,692

2014
Estimated net proved natural gas reserves	1,432	1,171	5,306	3,095	2,049	864	3,821	807	18,545
Consolidated subsidiaries	1,432	1,171	5,291	2,744	2,049	846	468	807	14,808
Equity-accounted entities			15	351		18	3,353		3,737
Developed	1,192	887	2,125	1,360	1,553	271	399	675	8,462
Consolidated subsidiaries	1,192	887	2,110	1,271	1,553	261	393	675	8,342
Equity-accounted entities			15	89		10	6		120
Undeveloped	240	284	3,181	1,735	496	593	3,422	132	10,083
Consolidated subsidiaries	240	284	3,181	1,473	496	585	75	132	6,466
Equity-accounted entities				262		8	3,347		3,617

(a) Including approximately 767 billion of cubic feet of natural gas held in storage at December 31, 2010 and 2011.

Contents

Eni Fact Book Exploration & Production

Production of oil and natural gas by country (a)	(kboe/d)	2010	2011	2012	2013	2014
Italy	183	186	189	186	179
Rest of Europe	222	216	178	155	190
Croatia	8	5	5	8	7
Norway	123	131	126	106	112
United Kingdom	91	80	47	41	71
North Africa	602	438	586	556	567
Algeria	77	72	78	88	109
Egypt	232	236	235	227	206
Libya	273	112	258	228	239
Tunisia	20	18	15	13	13
Sub-Saharan Africa	400	370	345	332	325
Angola	118	102	87	87	84
Congo	110	108	104	120	106
Nigeria	172	160	154	125	135
Kazakhstan	108	106	102	100	88
Rest of Asia	131	112	129	144	98
China	7	8	9	8	4
India	8	4	2	1	1
Indonesia	19	18	18	16	16
Iran	21	6	3	4	1
Iraq	5	7	18	22	21
Pakistan	59	58	57	52	45
Russia			11	31
Turkmenistan	12	11	11	10	10
Americas	143	125	135	116	125
Brazil		1	2
Ecuador	11	7	25	13	12
Trinidad & Tobago	12	10	11	11	11
United States	109	98	88	82	92
Venezuela	11	9	9	10	10
Australia and Oceania	26	28	37	30	26
Australia	26	28	37	30	26
Total outside Italy	1,632	1,395	1,512	1,433	1,419
	1,815	1,581	1,701	1,619	1,598
of which equity-accounted entities	25	26	35	54	22
Angola	3	4	2	3	2
Brazil		1	2
Indonesia	6	6	6	5	5
Russia			11	31
Tunisia	5	6	5	5	5
Venezuela	11	9	9	10	10

Oil and natural gas production sold	(mmboe)	2010	2011	2012	2013	2014
Oil and natural gas production		662.3	577.0	622.6	591.0	583.1
Change in inventories and other		(3.4)	(7.4)	1.6	(5.7)	(4.2)
Own consumption of gas		(20.9)	(21.1)	(25.5)	(30.0)	(29.4)
Oil and natural gas production sold (b)		638.0	548.5	598.7	555.3	549.5

Oil	(mmbbl)	361.30	302.61	325.41	299.54	299.78
- of which to R&M segment		206.41	190.65	185.48	178.83	184.09

Natural gas	(bcf)	1,536	1,367	1,501	1,405	1,371
- of which to G&P segment		432	423	435	385	371

(a) Includes volumes of gas consumed in operations (442, 451, 383, 321 and 318 mmcf/d, in 2014, 2013, 2012, 2011 and 2010, respectively).
(b) Includes 6.1 mmboe of equity-accounted entities production sold in 2014 (17.1, 11.2, 7.7 and 8 mmboe in 2013, 2012, 2011 and 2010, respectively).

Contents

Eni Fact Book Exploration & Production

Liquids production by country	(kbbl/d)	2010	2011	2012	2013	2014
Italy	61	64	63	71	73
Rest of Europe	121	120	95	77	93
Norway	74	80	74	60	62
United Kingdom	47	40	21	17	31
North Africa	301	209	271	252	252
Algeria	74	69	71	73	83
Egypt	96	91	88	93	88
Libya	116	36	101	76	73
Tunisia	15	13	11	10	8
Sub-Saharan Africa	321	278	247	242	231
Angola	113	95	80	79	75
Congo	98	87	82	90	80
Nigeria	110	96	85	73	76
Kazakhstan	65	64	61	61	52
Rest of Asia	48	34	44	49	37
China	6	7	8	7	4
India	1
Indonesia	2	2	2	2	2
Iran	21	6	3	4	1
Iraq	5	7	18	22	21
Pakistan	1	1	1
Russia			2	5
Turkmenistan	12	11	10	9	9
Americas	71	65	83	71	84
Brazil		1	2
Ecuador	11	7	25	13	12
United States	49	48	47	48	62
Venezuela	11	9	9	10	10
Australia and Oceania	9	11	18	10	6
Australia	9	11	18	10	6
Total outside Italy	936	781	819	762	755
	997	845	882	833	828
of which equity-accounted entities	19	19	20	20	15
Angola	3	3	2
Brazil		1	2
Indonesia	1	1	1	1	1
Russia			2	5
Tunisia	4	5	4	4	4
Venezuela	11	9	9	10	10

Oil and natural gas production available for sale (a)	(kboe/d)	2010	2011	2012	2013	2014
Italy	178	181	184	179	171
Rest of Europe	214	209	171	149	184
North Africa	582	420	561	528	532
Sub-Saharan Africa	386	354	328	307	307
Kazakhstan	104	102	98	96	85
Rest of Asia	126	106	121	135	91
Americas	141	124	133	114	122
Australia and Oceania	26	27	35	29	25
	1,757	1,523	1,631	1,537	1,517
of which equity-accounted entities	23	23	33	51	20
North Africa	5	5	5	5	4
Sub-Saharan Africa	3	3	2	2	2
Rest of Asia	5	4	15	34	4
Americas	10	11	11	10	10

(a) Do not include natural gas consumed in operations.

Contents

Eni Fact Book Exploration & Production

Natural gas production by country (a)	(mmcf/d)	2010	2011	2012	2013	2014
Italy	673.2	674.3	695.1	630.2	583.8
Rest of Europe	559.2	537.9	458.9	429.6	535.2
Croatia	45.3	29.9	25.4	43.0	38.2
Norway	271.6	284.0	289.6	250.5	274.2
Ukraine			0.5
United Kingdom	242.3	224.0	143.4	136.1	222.8
North Africa	1,673.2	1,271.5	1,733.5	1,674.2	1,724.2
Algeria	20.2	19.0	40.1	81.6	141.3
Egypt	755.1	800.7	805.9	734.6	649.8
Libya	871.1	423.2	863.5	836.7	911.2
Tunisia	26.8	28.6	24.0	21.3	21.9
Sub-Saharan Africa	441.5	508.0	538.7	495.9	517.8
Angola	31.9	34.7	39.2	46.9	48.6
Congo	67.9	119.1	120.5	161.8	145.1
Nigeria	341.7	354.2	379.0	287.2	324.1
Kazakhstan	237.0	231.0	221.7	213.5	200.7
Rest of Asia	463.9	430.1	468.5	520.5	333.6
China	6.7	5.0	4.4	3.4
India	36.6	19.6	10.5	7.2	3.7
Indonesia	94.4	84.3	84.9	79.2	75.8
Pakistan	326.2	321.2	310.4	283.1	248.2
Russia			52.4	141.6
Turkmenistan			5.9	6.0	5.9
Americas	396.0	334.0	283.5	245.3	218.6
Trinidad & Tobago	63.6	56.7	58.5	58.6	60.3
United States	332.4	277.3	225.0	185.9	157.5
Venezuela				0.8	0.8
Australia and Oceania	95.7	97.8	100.8	110.4	110.5
Australia	95.7	97.8	100.8	110.4	110.5
Total outside Italy	3,866.5	3,410.3	3,805.6	3,689.4	3,640.6
	4,539.7	4,084.6	4,500.7	4,319.6	4,224.4
of which equity-accounted entities	35.6	34.0	88.6	186.3	39.6
Angola	0.8	1.9	4.4	14.2	10.3
Indonesia	28.9	25.7	26.0	24.2	23.2
Russia			52.4	141.6
Tunisia	5.9	6.4	5.3	5.5	5.3
Ukraine			0.5
Venezuela				0.8	0.8

Natural gas production available for sale (b)	(mmcf/d)	2010	2011	2012	2013	2014
Italy	648	648	667	593	541
Rest of Europe	517	498	421	395	498
North Africa	1,559	1,169	1,592	1,514	1,536
Sub-Saharan Africa	365	422	444	356	418
Kazakhstan	221	212	202	195	181
Rest of Asia	436	398	423	476	297
Americas	385	323	273	234	205
Australia and Oceania	91	93	96	105	106
	4,222	3,763	4,118	3,868	3,782
of which equity-accounted entities	27	24	71	165	28
North Africa	3	4	3	4	3
Sub-Saharan Africa				7	7
Rest of Asia	24	20	68	154	18

(a) Includes volumes of gas consumed in operations (442, 451, 383, 321 and 318 mmcf/d, in 2014, 2013, 2012, 2011 and 2010, respectively). (b) Do not include natural gas consumed in operations.

Contents

Eni Fact Book Exploration & Production

Average realizations	2010	2011	2012	2013	2014
	CONS	JV	CONS	JV	CONS	JV	CONS	JV	CONS	JV
Liquids
($/bbl)
Italy	72.19		101.20		100.52		98.50		87.80
Rest of Europe	67.26		97.56	97.18	100.67	93.11	98.97		88.80
North Africa	70.96	16.09	97.63	17.98	103.63	17.93	100.42	17.96	88.99	17.94
Sub-Saharan Africa	78.23	77.78	110.09	108.92	108.34	112.28	105.13		93.45
Kazakhstan	66.74		98.68		102.25		99.37		91.86
Rest of Asia	75.20	57.05	101.09	74.98	103.44	40.36	99.69	33.87	77.99	65.90
Americas	72.84	71.70	101.15	93.03	85.94	93.45	85.27	93.32	79.13	81.48
Australia and Oceania	73.00		98.05		102.06		98.72		91.61
	72.95	58.86	102.47	84.78	103.06	77.94	100.20	64.92	88.90	70.56

Natural gas
($/kcf)
Italy	8.71		11.56		10.68		11.65		8.74
Rest of Europe	7.40		9.72	10.65	10.13	11.64	10.62		8.49
North Africa	6.87		5.95	5.39	8.13	4.91	7.96	6.29	8.08	6.08
Sub-Saharan Africa	1.87		1.97		2.16		2.16		2.12
Kazakhstan	0.49		0.57		0.67		0.64		0.62
Rest of Asia	4.35	9.87	5.27	15.68	5.94	6.17	5.83	3.49	6.18	15.64
Americas	4.70		4.02		2.90		3.37		3.96
Australia and Oceania	7.40		7.38		7.73		7.80		7.46
	6.01	8.73	6.44	13.89	7.14	6.16	7.41	4.00	6.83	14.13

Hydrocarbons
($/boe)
Italy	56.60		77.26		73.24		77.56		64.80
Rest of Europe	56.00		79.03	66.14	80.79	69.05	79.14		67.87
North Africa	55.06	13.53	64.85	20.87	73.06	19.45	70.51	21.47	65.36	21.43
Sub-Saharan Africa	66.35	77.78	88.02	108.92	84.93	112.28	85.08		73.18
Kazakhstan	42.24		62.87		64.92		62.02		57.20
Rest of Asia	42.45	55.04	51.51	85.80	57.98	34.78	62.59	21.46	52.75	83.12
Americas	47.84	71.70	60.28	93.03	54.61	93.45	57.89	93.32	59.94	81.48
Australia and Oceania	52.51		61.00		73.82		61.79		52.46
	55.59	56.10	72.20	83.15	73.65	59.25	72.97	37.57	65.36	72.19

Eni’s Group	2010	2011	2012	2013	2014

Liquids ($/bbl)	72.76	102.11	102.58	99.44	88.71
Natural gas ($/kcf)	6.02	6.48	7.12	7.26	6.87
Hydrocarbons ($/boe)	55.60	72.26	73.39	71.87	65.49

Net developed and undeveloped acreage	(square kilometers)	2010	2011	2012	2013	2014
Europe	29,079	26,023	27,423	37,018	44,842
Italy	19,097	16,872	17,556	17,282	17,297
Rest of Europe	9,982	9,151	9,867	19,736	27,545
Africa	152,671	137,220	142,796	137,096	159,341
North Africa	44,277	30,532	21,390	20,412	21,693
Sub-Saharan Africa	108,394	106,688	121,406	116,684	137,648
Asia	112,745	55,284	58,042	79,314	109,237
Kazakhstan	880	880	869	869	869
Rest of Asia	111,865	54,404	57,173	78,445	108,368
Americas	11,187	10,209	9,075	9,206	7,943
Australia and Oceania	15,279	25,685	13,834	13,622	13,376
Total	320,961	254,421	251,170	276,256	334,739

Contents

Eni Fact Book Exploration & Production

Principal oil and natural gas interests at December 31, 2014
Commencement of operations	Number of interests	Gross developed (a) (b) acreage	Net developed (a) (b) acreage	Gross undeveloped (a) acreage	Net undeveloped (a) acreage	Type of fields/acreage	Number of producing fields	Number of other fields

EUROPE		265	15,883	10,948	53,444	33,894		120	93
Italy	1926	151	10,712	8,989	10,751	8,308	Onshore/Offshore	81	68
Rest of Europe		114	5,171	1,959	42,693	25,586		39	25
Croatia	1996	2	1,975	987			Offshore	10	2
Cyprus	2013	3			12,523	10,018	Offshore
Greenland	2013	2			4,890	1,909	Offshore
Norway	1965	56	2,255	345	9,149	3,327	Offshore	18	20
Portugal	2014	3			9,099	6,370	Offshore
United Kingdom	1964	35	941	627	343	117	Offshore	11	3
Other countries		13			6,689	3,845	Offshore

AFRICA		282	66,114	20,032	263,572	139,309		268	138

North Africa		117	32,559	14,144	15,675	7,549		101	60
Algeria	1981	42	3,222	1,148	187	31	Onshore	33	10
Egypt	1954	54	4,926	1,772	6,800	3,174	Onshore/Offshore	43	23
Libya	1959	10	17,947	8,950	8,688	4,344	Onshore/Offshore	4	22
Tunisia	1961	11	6,464	2,274			Onshore/Offshore	21	5
Sub-Saharan Africa		165	33,555	5,888	247,897	131,760		167	78
Angola	1980	72	6,555	813	14,605	3,514	Onshore/Offshore	50	33
Congo	1968	28	1,714	921	2,649	1,962	Onshore/Offshore	27	3
Gabon	2008	6			7,615	7,615	Onshore/Offshore
Ghana	2009	3			4,676	1,664	Offshore		2
Kenya	2012	7			61,363	40,426	Offshore
Liberia	2012	3			7,365	1,841	Offshore
Mozambique	2007	1			10,207	5,103	Offshore		6
Nigeria	1962	40	25,286	4,154	10,837	3,484	Onshore/Offshore	90	34
South Africa	2014	1			82,117	32,847	Offshore
Other countries		4			46,463	33,304	Onshore

ASIA		71	17,556	5,809	199,150	103,428		29	24

Kazakhstan	1992	6	2,391	442	2,542	427	Onshore/Offshore	1	5
Rest of Asia		65	15,165	5,367	196,608	103,001		28	19
China	1984	8	77	19	7,056	7,056	Offshore	5
India	2005	11	206	109	16,546	6,058	Onshore/Offshore	4	3
Indonesia	2001	14	3,218	1,217	31,608	25,031	Onshore/Offshore	7	15
Iraq	2009	1	1,074	446			Onshore	1
Myanmar	2014	2			7,850	7,065	Onshore
Pakistan	2000	17	10,390	3,396	15,249	6,071	Onshore/Offshore	9	1
Russia	2007	3			62,592	20,862	Offshore
Timor Leste	2006	1			1,538	1,230	Offshore
Turkmenistan	2008	1	200	180			Onshore	2
Vietnam	2013	6			39,569	26,384	Offshore
Other countries		1			14,600	3,244	Offshore

AMERICAS		306	5,064	3,273	11,746	4,670		71	13

Ecuador	1988	1	1,985	1,985			Onshore	1	2
Trinidad & Tobago	1970	1	382	66			Offshore	7
United States	1968	290	1,895	954	4,197	2,546	Onshore/Offshore	61	7
Venezuela	1998	6	802	268	2,002	798	Onshore/Offshore	2	3
Other countries		8			5,547	1,326	Offshore		1

AUSTRALIA AND OCEANIA		14	1,140	709	21,679	12,667		3	2

Australia	2001	14	1,140	709	21,679	12,667	Offshore	3	2

Total		938	105,757	40,771	549,591	293,968		491	270

(a) Square kilometers. (b) Developed acreage refers to those leases in which at least a portion of the area is in production or encompasses proved developed reserves.

Contents

Eni Fact Book Exploration & Production

Capital expenditure	(euro million)	2010	2011	2012	2013	2014
Acquisition of proved and unproved properties		754	43	109
North Africa		57	14	109
Sub-Saharan Africa		697	27
Americas			2

Exploration	1,012	1,210	1,850	1,669	1,398
Italy	34	38	32	32	29
Rest of Europe	114	100	151	357	188
North Africa	84	128	153	95	227
Sub-Saharan Africa	406	482	1,142	757	635
Kazakhstan	6	6	3	1
Rest of Asia	223	156	193	233	160
Americas	119	60	80	110	139
Australia and Oceania	26	240	96	84	20

Development	8,578	7,357	8,304	8,580	9,021
Italy	630	720	744	743	880
Rest of Europe	863	1,596	2,008	1,768	1,574
North Africa	2,584	1,380	1,299	808	832
Sub-Saharan Africa	1,818	1,521	1,931	2,675	3,085
Kazakhstan	1,030	897	719	658	521
Rest of Asia	311	361	641	749	1,105
Americas	1,187	831	953	1,127	921
Australia and Oceania	155	51	9	52	103

Other expenditure	100	114	110	117	105
	9,690	9,435	10,307	10,475	10,524

Reserves life index	(years)	2010	2011	2012	2013	2014
Italy	10.9	10.4	7.6	7.3	7.7
Rest of Europe	7.4	8.0	9.0	9.8	7.8
North Africa	9.6	12.8	9.0	8.9	8.5
Sub-Saharan Africa	7.9	8.2	8.9	10.2	11.1
Kazakhstan	28.7	24.5	28.1	28.8	33.4
Rest of Asia	12.8	21.7	18.1	5.1	8.1
Americas	7.2	13.6	19.7	23.0	21.3
Australia and Oceania	13.1	12.8	9.8	16.0	17.8
	10.3	12.3	11.5	11.1	11.3

Reserves replacement ratio	2010	2011	2012	2013	2014
(%)	organic	all sources	organic	all sources	organic	all sources	organic	all sources	organic	all sources

Italy	121	107	72	75	34		62	62	106	106
Rest of Europe	103	102	140	136	37	37	63	40	77	81
North Africa	167	167	58	58	40	40	32	34	78	78
Sub-Saharan Africa	91	90	63	58	138	117	183	183	182	176
Kazakhstan					467	337	83	83	206	206
Rest of Asia	211	212	768	771	12	12	232		156	156
Americas	274	273	646	647	855	786	102	102	87	87
Australia and Oceania	6	5	155	163	51	51	536	536
	127	125	143	142	147	107	105	(7)	112	112

Contents

Eni Fact Book Exploration & Production

Exploratory well activity
Net wells completed	Wells in progress at Dec. 31 (a)

2012	2013	2014	2014

(units)	Productive	Dry (b)	Productive	Dry (b)	Productive	Dry (b)	Gross	Net

Italy	1.0					0.6	4.0	2.8
Rest of Europe	1.0	1.0		3.4		4.3	12.0	3.3
North Africa	6.3	11.3	4.9	5.4	3.5	4.3	13.0	10.3
Sub-Saharan Africa	4.5	5.1	3.2	6.6	7.3	7.3	49.0	16.9
Kazakhstan		0.8		0.4			6.0	1.1
Rest of Asia	0.5	0.6	4.3	2.7	1.3	4.3	12.0	5.0
Americas		0.1	0.2	1.2	2.0	1.4	4.0	2.5
Australia and Oceania		0.4		0.5		0.9	1.0	0.3
	13.3	19.3	12.6	20.2	14.1	23.1	101.0	42.2

Development well activity
Net wells completed	Wells in progress at Dec. 31 (a)

2012	2013	2014	2014

(units)	Productive	Dry (b)	Productive	Dry (b)	Productive	Dry (b)	Gross	Net

Italy	18.0	1.0	7.4	1.0	12.5		5.0	4.6
Rest of Europe	2.9	0.6	6.3		9.8	1.0	36.0	7.9
North Africa	46.0	1.6	61.6	3.3	54.5	1.0	15.0	7.4
Sub-Saharan Africa	27.4	0.3	26.3	1.2	31.6		23.0	7.5
Kazakhstan	1.4		0.3		1.5		22.0	3.9
Rest of Asia	41.2	0.1	61.7	4.3	54.2	1.6	19.0	8.2
Americas	23.1		13.8		22.1	0.7	20.0	6.5
Australia and Oceania					0.1	0.4	2.0	0.5
	160.0	3.6	177.4	9.8	186.3	4.7	142.0	46.5

Productive oil and gas wells (c)
2014

Oil wells	Natural gas wells

(units)	Gross	Net	Gross	Net

Italy	241.0	195.1	615.0	532.4
Rest of Europe	354.0	60.6	188.0	102.9
North Africa	1,710.0	907.0	210.0	89.0
Sub-Saharan Africa	2,950.0	589.8	341.0	25.7
Kazakhstan	149.0	41.1
Rest of Asia	475.0	363.0	956.0	364.9
Americas	201.0	112.0	366.0	127.5
Australia and Oceania	7.0	3.8	14.0	3.3
	6,087.0	2,272.4	2,690.0	1,245.7

(a) Includes temporary suspended wells pending further evaluation.
(b) A dry well is an exploratory, development, or extension well that proves to be incapable of producing either oil or gas sufficient quantities to justify completion as an oil or gas well.
(c) Includes 2,324 gross (799.1 net) multiple completion wells (more than one producing into the same well bore). Productive wells are producing wells and wells capable of production. One or more completions in the same bore hole are counted as one well.

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Eni Fact Book Gas & Power

Gas & Power

Key performance indicators (*)
2010	2011	2012	2013	2014

Injury frequency rate of total Eni workforce	(No. of accidents per million of worked hours)	3.98	3.04	2.23	1.43	0.49

Net sales from operations (a)	(euro million)	27,806	33,093	36,198	32,212	28,250
Operating profit		896	(326)	(3,125)	(2,967)	186
Adjusted operating profit		1,268	(247)	398	(638)	310
Marketing		923	(657)	67	(818)	155
International transport		345	410	331	180	155
Adjusted net profit		1,267	252	479	(253)	190
EBITDA pro-forma adjusted		2,562	949	1,137	(28)	760
Marketing		1,863	257	631	(346)	467
International transport		699	692	506	318	293
Capital expenditure		265	192	213	229	172

Worldwide gas sales (b)	(bcm)	97.06	96.76	95.32	93.17	89.17
LNG sales (c)		15.0	15.7	14.6	12.4	13.3
Customers in Italy	(million)	6.88	7.10	7.45	8.00	7.93
Electricity sold	(TWh)	39.54	40.28	42.58	35.05	33.58

Employees at year end	(number)	5,072	4,795	4,836	4,616	4,228
Direct GHG emissions	(mmtonnes CO2 eq)	13.48	12.84	12.77	11.22	10.08
Customer satisfaction index (CSC) (d)	(%)	87.4	88.6	89.7	92.9	93.4
Water consumption/withdrawals per kWh eq produced (EniPower)	(cm/kWh eq)	0.013	0.014	0.012	0.017	0.017

(*) Following the divestment of the Regulated Businesses in Italy, results of the Gas & Power Division include Marketing and International transport activities. Reference periods have been restated accordingly.
(a) Before elimination of intragroup sales.
(b) Include volumes marketed by the Exploration & Production Division of 2.73 bcm (5.65, 2.86, 2.73 and 2.61 bcm in 2010, 2011, 2012 and 2013, respectively).
(c) Refers to LNG sales of the Gas & Power Division (included in worldwide gas sales) and the Exploration & Production Division.
(d) Data referred to the first half of 2014, as at the date of publication of this document Authority for Electricity Gas and Water (AEEGSI) has not still published the data for the second part of the year.

Performance of the year

I In 2014, the positive trend in employees’ and contractors’ injury frequency rates was confirmed (down by 66%).
I The water consumption rate of EniPower’s plants decreased in absolute terms (down by 5.9% from 2013), while the same index per kWh produced was substantially stable. The decrease was due to lower use of sea water in cooling operations at Brindisi site. Despite the reduction of water consumption in absolute terms, generation of steam and freshwater consumption were essentially stable compared to 2013.
I In 2014, adjusted net profit of the Gas & Power segment amounted to euro 190 million, up by euro 443 million from 2013. This reflected the benefits from the renegotiation of a substantial portion of the long-term gas supply portfolio, including greater one-off effects related to the purchase costs of volumes supplied in previous reporting periods. These positive effects were partially offset by declining gas and power prices against the backdrop of continuing weak demand and competitive pressure.	I Renegotiation of long-term supply contracts and take-or-pay reductions: gas prices and related trends were better aligned to market conditions. Approximately 70% of long-term gas supply portfolio is now indexed to hub prices. Furthermore, the cash advances paid to suppliers due to the take-or-pay clause were reduced by euro 0.66 billion thanks also to sales optimization.
I Eni gas sales (89.17 bcm) were down by 4.3% compared to 2013. Eni’s sales in the domestic market of 34.04 bcm decreased by 5.1% driven by lower sales in all the business segments partially offset by higher spot sales. Barely unchanged volumes marketed in the main European markets (42.21 bcm; down by 1.1%).
I Capital expenditure of euro 172 million mainly concerned the flexibility and upgrading of combined cycle power stations (euro 98 million), as well as gas marketing initiatives (euro 66 million).

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Eni Fact Book Gas & Power

Strategy

In the Gas & Power segment, it is forecasted a structural decline in demand due to lower consumption driven by the macroeconomic crisis, competition of other sources, as well as a general oversupply situation in Europe, in the context of an increasing liquidity at hubs. Main target is the focus on profitability and sustainable cash flow, according the following guidelines: (i) complete alignment of supply portfolio to market conditions and substantial recovery of the residual amounts of gas paid in advance; (ii) simplification of operations and optimization of logistic costs with a saving of euro 300 million by 2018; and (iii) development and growth in the value added segments, in particular in the retail segment, developing the client base also through the sale of extracommodity products, trading, as well as in the LNG segment, leveraging on the marketing opportunities in premium markets and upstream integration. Cash flow from operations is expected to contribute for euro 3 billion cumulatively over the four-year plan.

Gas & Power value chain
Eni’s Gas & Power segment engages in all phases of the natural gas value chain: supply, trading and marketing of natural gas and LNG. This segment also includes power generation and marketing of electricity. Eni’s leading position in the European gas market is ensured by a set of competitive advantages, including our multi-country approach, long-term gas availability, access to infrastructures, market knowledge and a strong customer base, in addition to long-term relations with producing countries. Furthermore, integration with our upstream operations provides valuables growth options whereby the Company targets to monetize its large gas reserves.

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Eni Fact Book Gas & Power

1. Marketing

1.1 Natural gas

Supply
The supply of natural gas is a free activity where prices are determined by free negotiations of demand and supply involving natural gas resellers and producers. In order to secure mid and long-term access to gas availability, Eni has signed a number of long-term gas supply contracts with key producing countries that supply the European gas markets. In recent years Eni renegotiated a number of the main long-term supply contracts, thus better aligning gas prices and related trends to market conditions. 70% of long-term gas supply portfolio is now indexed to hub prices.
Eni could also leverage on the availability of natural gas deriving from equity production, the access to all phases of the LNG chain (liquefaction, shipping and regasification) and to other gas infrastructures, and by trading and risk management activity. Eni’s long-term gas requirements are met by natural gas from a total of 18 countries, where Eni signed long-term gas supply contracts or holds upstream activities and by access to continental Europe's spot markets.
In 2014, Eni’s consolidated subsidiaries supplied 82.91 bcm of natural gas, down by 2.76 bcm, or 3.2% from 2013. Gas volumes supplied outside Italy (75.99 bcm from consolidated companies), imported in Italy or sold outside Italy, represented approximately

92% of total supplies, down by 2.53 bcm, or 3.2% compared to the previous year, due to lower volumes purchased in particular in Russia (down 2.91 bcm), Algeria (down 1.80 bcm), Norway (down 0.73 bcm) and the United Kingdom (down 0.40 bcm), partly offset by higher volumes purchased in Libya (up 0.88 bcm) and the Netherlands (up 0.40 bcm). Supplies in Italy (6.92 bcm) registered a slight decrease from 2013 (down 0.23 bcm) due to mature fields’ decline.

Marketing in Italy and Europe
Eni operates in a liberalized market where energy customers are allowed to choose the gas supplier and, according to their specific needs, to evaluate the quality of services and offers. Overall Eni supplies approximately 2,400 customers including large companies, power generation companies, wholesalers and distributors of natural gas for automotive use. Residential users are approximately 7.93 million amid households, professionals, small and medium-sized enterprises	and public bodies located all over Italy, and approximately 2.2 million customers in European countries. In a trading environment characterized by a 12% drop of demand in the Italian market compared to the previous year (a similar decline was registered in the European Union) due to declining consumption in all the reference segments and raising competitive pressure, Eni carried out a number of initiatives – such as renegotiation of supply contracts, efficiency and optimization actions – in order to mitigate the negative impact of the reference scenario.

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Eni Fact Book Gas & Power

Sales and market shares by segment	(bcm)	2013	2014
Volumes sold	Market share (%)	Volumes sold	Market share (%)	% Ch. 2014 vs. 2013

Italy to third parties	29.93	42.7	28.42	46.3	(5.0)
Wholesalers	4.58		4.05		(11.6)
Italian gas exchange and spot markets	10.68		11.96		12.0
Industries	6.07		4.93		(18.8)
Medium-sized enterprises and services	1.12		1.60		42.9
Power generation	2.11		1.42		(32.7)
Residential	5.37		4.46		(16.9)
Own consumption	5.93		5.62		(5.2)
TOTAL SALES IN ITALY	35.86	51.2	34.04	55.4	(5.1)
Gas demand (a)	70.10		61.40		(12.4)

(a) Source: Italian Ministry of Economic Development.

Gas sales by market	(bcm)	2010	2011	2012	2013	2014
ITALY	34.29	34.68	34.78	35.86	34.04
Wholesalers	4.84	5.16	4.65	4.58	4.05
Gas release	0.68
Italian gas exchange and spot markets	4.65	5.24	7.52	10.68	11.96
Industries	6.41	7.21	6.93	6.07	4.93
Medium-sized enterprises and services	1.09	0.88	0.81	1.12	1.60
Power generation	4.04	4.31	2.55	2.11	1.42
Residential	6.39	5.67	5.89	5.37	4.46
Own consumption	6.19	6.21	6.43	5.93	5.62
INTERNATIONAL SALES	62.77	62.08	60.54	57.31	55.13
Rest of Europe	54.52	52.98	51.02	47.35	46.22
Importers in Italy	8.44	3.24	2.73	4.67	4.01
European markets	46.08	49.74	48.29	42.68	42.21
Iberian Peninsula	7.11	7.48	6.29	4.90	5.31
Germany/Austria	5.67	6.47	7.78	8.31	7.44
Benelux	15.64	13.84	10.31	8.68	10.36
Hungary	2.36	2.24	2.02	1.84	1.55
UK	4.45	4.21	4.75	3.51	2.94
Turkey	3.95	6.86	7.22	6.73	7.12
France	6.09	7.01	8.36	7.73	7.05
Other	0.81	1.63	1.56	0.98	0.44
Extra European markets	2.60	6.24	6.79	7.35	5.85
E&P in Europe and in the Gulf of Mexico	5.65	2.86	2.73	2.61	3.06
WORLDWIDE GAS SALES	97.06	96.76	95.32	93.17	89.17

A review of Eni’s presence in key European markets is presented below:

Contents

Eni Fact Book Gas & Power

Benelux
Through a direct presence Eni holds a key position in the Benelux Countries (Belgium, the Netherlands and Luxembourg), in particular in Belgium, which are a strategic hub of the continental gas spot market in Western Europe, thanks to their geographical position and high level of interconnectivity with the gas transit networks of continental Europe. In 2014, sales in Benelux were mainly directed to industrial companies, wholesalers and power generation and amounted to 10.36 bcm, down by 1.68 bcm, or 19.4%, due to higher spot sales.
Eni launched its brand in retail gas and power market in Belgium.
The Eni brand substituted the brands of the local operators acquired in the past few years, with the aim of becoming one of the major retail operators in France and Belgium while consolidating its leadership on the Belgian business market.

France
Eni is present in all market segments through its direct commercial activities and through its subsidiary Eni Gas & Power France sa. In 2014, sales in France amounted to 7.05 bcm, with a decrease of 0.68 bcm, or 8.8%, from a year ago. In 2013, Eni launched its brand in France, with the aim of becoming one of the major retail operators in the Country.

Germany/Austria
Eni operates in Germany through its direct marketing structure. In 2014, Eni divested its 50% stake in EnBW Eni Verwaltungsgesellschaft (EEV), a joint venture which controls the companies Gasversorgung Süddeutschland (GVS) and Terranets BW operating in the gas marketing and transport, to the partner EnBW.
In 2014, total sales in Germany/Austria amounted to 7.44 bcm, with a decrease of 0.87 bcm, or 10.5% compared to the previous year.

Spain
Eni operates in the Spanish gas market through a direct marketing structure that markets its portfolio of LNG and through a joint venture Unión Fenosa Gas "UFG" (Eni’s interest 50%) which mainly supplies natural gas to industrial clients, wholesalers and power generation utilities. In 2014, UFG gas sales amounted to 3.92 bcm (1.96 bcm Eni’s share). UFG holds an 80% interest in the Damietta liquefaction plant, on the Egyptian coast, and a 7.36% interest in a liquefaction plant in Oman. In addition, it holds interests in the Sagunto (Valencia) and El Ferrol (Galicia) regasification plants (42.5% and 18.9%, respectively). In 2014, total sales in Spain amounted to 5.31 bcm, with a decrease of 0.41 bcm, or 8.4%.

Turkey
Eni sells gas supplied from Russia and transported via the Blue Stream pipeline. In 2014, sales amounted to 7.12 bcm, with an increase of 0.39 bcm, or 5.8% from a year ago.

United Kingdom
Eni through its subsidiary ETS markets in the United Kingdom the equity gas produced at Eni’s fields in the North Sea and operates in the main continental natural gas hubs (NBP, Zeebrugge, TTF). In 2014, sales amounted to 2.94 bcm, with a decrease of 16.2% from a year ago.

1.2 LNG
Eni is present in all phases of the LNG business: liquefaction, gas feeding, shipping, regasification and sale through a direct presence and interests in joint ventures and associates. The LNG business registered a good profitability, leveraging on the growing energy demand in Asia and South America. In the next years Eni intends to increase sales in premium markets, redirecting the availability through portfolio optimization and a higher integration with the upstream segment.
In 2014, LNG sales (13.3 bcm) increased by 0.9 bcm from 2013.
In particular, LNG sales of the Gas & Power segment (8.9 bcm, included in worldwide gas sales) mainly concerned LNG from Qatar, Algeria and Nigeria marketed in Europe, South America and the Far East.

1.3 Power generation
Eni’s power generation sites are located in Ferrera Erbognone, Ravenna, Livorno, Mantova, Brindisi, Ferrara and Bolgiano.

Installed generation capacity as of December 31, 2014: 5,283 MW

The combined cycle gas fired technology (CCGT) ensures an high level of efficiency and low environmental impact. In particular, management estimates that for a given amount of energy (electricity and steam) produced, using the CCGT technology instead of conventional power generation technology, the emission of carbon dioxide is reduced by about 5 mmtonnes, on an energy production of 26.5 TWh.

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Eni Fact Book Gas & Power

In 2014, power generation was 19.55 TWh, down by 1.83 TWh, or 8.6% from 2013, mainly due to lower production at Ravenna and Brindisi plants due to decreasing demand. As of December 31, 2014, installed	operational capacity was 4.9 GW (4.8 GW as of December 31, 2013). Electricity trading reported a slight increase (up 2.6% to 14.03 TWh ) mainly due to higher purchases on the spot market.

2. International transport

Eni, as shipper, has transport rights on a large European and North African networks for transporting natural gas in Italy and Europe, which link key consumption basins with the main producing areas (Russia, Algeria, the North Sea, including the Netherlands, Norway, and Libya). The Company participates to both entities which operate the pipelines and entities which manage transport rights. A description of the main international pipelines currently participated or operated by Eni is provided below:
- the TTPC pipeline, 740-kilometer long, is made up of two lines that are each 370-kilometer long with a transport capacity of 33.2 bcm/y and five compression stations. This pipeline transports natural gas from Algeria across Tunisia from Oued Saf Saf at the Algerian border to Cap Bon on the Sicily Channel where it links with the TMPC pipeline;
- the TMPC pipeline for the import of Algerian gas is 775-kilometer long and consists of five lines that are each 155-kilometer long with a	transport capacity of 33.5 bcm/y. It crosses the Sicily Channel from Cap Bon to Mazara del Vallo in Sicily, the point of entry into the Italian natural gas transport system;
- the Green Stream pipeline for the import of Libyan gas produced at the Eni operated fields of Bahr Essalam and Wafa. It is 520-kilometer long with a transport capacity of 8 bcm/y crossing the Mediterranean Sea from Mellitah on the Libyan coast to Gela in Sicily, the point of entry into the Italian natural gas transport system; and
- Eni holds a 50% interest in the Blue Stream underwater pipeline (with a record water depth of more than 2,150 meters) linking the Russian coast to the Turkish coast of the Black Sea. This pipeline is 774-kilometer long on two lines and has transport capacity of 16 bcm/y. It is part of a joint venture to sell gas produced in Russia on the Turkish market.
These assets generate a steady operating profit thanks to the sale of transport rights on a long-term basis.

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Eni Fact Book Gas & Power

Supply of natural gas	(bcm)	2010	2011	2012	2013	2014
Italy	7.29	7.22	7.55	7.15	6.92
Outside Italy
Russia	14.29	21.00	19.83	29.59	26.68
Algeria (including LNG)	16.23	13.94	14.45	9.31	7.51
Libya	9.36	2.32	6.55	5.78	6.66
Netherlands	10.16	11.02	11.97	13.06	13.46
Norway	11.48	12.30	12.13	9.16	8.43
United Kingdom	4.14	3.57	3.20	3.04	2.64
Hungary	0.66	0.61	0.61	0.48	0.38
Qatar (LNG)	2.90	2.90	2.88	2.89	2.98
Other supplies of natural gas	4.42	6.16	5.43	3.63	5.56
Other supplies of LNG	1.56	2.23	2.09	1.58	1.69
	75.20	76.05	79.14	78.52	75.99
Total supplies of Eni’s own companies	82.49	83.27	86.69	85.67	82.91
Offtake from (input to) storage	(0.20)	1.79	(1.35)	(0.58)	(0.20)
Network losses, measurement differences and other changes	(0.11)	(0.21)	(0.28)	(0.31)	(0.25)
AVAILABLE FOR SALE BY ENI'S CONSOLIDATED SUBSIDIARIES	82.18	84.85	85.06	84.78	82.46
AVAILABLE FOR SALE BY ENI'S AFFILIATES	9.23	9.05	7.53	5.78	3.65
E&P volumes in Europe and in the Gulf of Mexico	5.65	2.86	2.73	2.61	3.06
GAS VOLUMES AVAILABLE FOR SALE	97.06	96.76	95.32	93.17	89.17

Gas sales by entity	(bcm)	2010	2011	2012	2013	2014
Sales of consolidated companies	82.00	84.05	84.30	83.60	81.73
Italy (including own consumption)	34.23	34.60	34.66	35.76	34.04
Rest of Europe	46.74	44.84	44.57	42.30	43.07
Outside Europe	1.03	4.61	5.07	5.54	4.62
Sales of Eni’s affiliates (net to Eni)	9.41	9.85	8.29	6.96	4.38
Italy	0.06	0.08	0.12	0.10
Rest of Europe	7.78	8.14	6.45	5.05	3.15
Outside Europe	1.57	1.63	1.72	1.81	1.23
E&P in Europe and in the Gulf of Mexico	5.65	2.86	2.73	2.61	3.06
Worldwide gas sales	97.06	96.76	95.32	93.17	89.17

LNG sales	(bcm)	2010	2011	2012	2013	2014
G&P sales	11.2	11.8	10.5	8.4	8.9
Italy	0.2
Rest of Europe	9.8	9.8	7.6	4.6	5.0
Extra European markets	1.2	2.0	2.9	3.8	3.9
E&P sales	3.8	3.9	4.1	4.0	4.4
Liquefaction plants:
Soyo (Angola)				0.1	0.1
Bontang (Indonesia)	0.7	0.6	0.6	0.5	0.5
Point Fortin (Trinidad & Tobago)	0.6	0.4	0.5	0.6	0.6
Bonny (Nigeria)	2.2	2.5	2.7	2.4	2.8
Darwin (Australia)	0.3	0.4	0.3	0.4	0.4
Total LNG sales	15.0	15.7	14.6	12.4	13.3

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Eni Fact Book Gas & Power

Electricity sales	(TWh)	2010	2011	2012	2013	2014
Free market	27.84	27.25	31.84	28.73	24.86
Italian Power Exchange	7.13	8.67	6.10	1.96	4.71
Industrial plants	3.21	3.23	3.30	3.31	3.17
Other (a)	1.36	1.13	1.34	1.05	0.84
Power sales	39.54	40.28	42.58	35.05	33.58
Power generation	25.63	25.23	23.58	21.38	19.55
Trading of electricity (a)	13.91	15.05	19.00	13.67	14.03

(a) Include positive and negative imbalances.
EniPower power stations	Installed capacity as of December 31, 2014 (a)	Effective/planned start-up	Technology	Fuel
Power stations	(MW)
Brindisi	1,321	2006	CCGT	gas
Ferrera Erbognone	1,030	2004	CCGT	gas/syngas
Livorno	199	2000	Power Station	gas/fuel oil
Mantova	850	2005	CCGT	gas
Ravenna	972	2004	CCGT	gas
Ferrara (b)	841	2008	CCGT	gas
Bolgiano	60	2012	Power Station	gas
Photovoltaic sites	10	2011-2015	Photovoltaic	Photovoltaic
	5,283

(a) Capacity available after completion of dismantling of obsolete plants. (b) Eni’s share of capacity.1
EniPower power stations	2010	2011	2012	2013	2014
Purchases
Purchases of natural gas	(mmcm)	5,154	5,008	4,792	4,295	4,074
Purchases of other fuels	(ktoe)	547	528	462	449	338
- of which steam cracking		103	99	98	99	104

Production
Power generation	(TWh)	25.63	25.23	23.58	21.38	19.55
Steam generation	(ktonnes)	10,983	14,401	12,603	9,907	9,010
Installed generation capacity (in operation)	(GW)	5.3	5.3	5.3	4.8	4.9

Transport infrastructure
Route	Lines (units)	Length (km)	Diameter (inch)	Transport capacity (a) (bcm/y)	Transit capacity (b) (bcm/y)	Compression stations (No.)

TTPC (Oued Saf Saf-Cap Bon)	2 lines of km 370	740	48	34.0	33.2	5
TMPC (Cap Bon-Mazara del Vallo)	5 lines of km 155	775	20/26	33.5	33.5
GreenStream (Mellitah-Gela)	1 line of km 520	520	32	8.0	8.0	1
Blue Stream (Beregovaya-Samsun)	2 lines of km 387	774	24	16.0	16.0	1

(a) Includes both transit capacity and volumes of natural gas destined to local markets and withdrawn at different points along the pipeline.
(b) The maximum volume of natural gas coming from different entry points along the pipeline and transported to the next pipeline.

Capital expenditure	(euro million)	2010	2011	2012	2013	2014
Italy	155	132	166	161	128
Outside Italy	110	60	47	68	44
	265	192	213	229	172
Market	248	184	200	206	164
Market	133	97	77	87	66
Italy	40	45	43	42	30
Outside Italy	93	52	34	45	36
Power generation	115	87	123	119	98
International transport	17	8	13	23	8
	265	192	213	229	172

Contents

Eni Fact Book Refining & Marketing

Refining & Marketing

Key performance indicators
2010	2011	2012	2013	2014

Injury frequency rate of total Eni workforce	(No. of accidents per million of worked hours)	2.56	2.60	1.74	1.01	0.86

Net sales from operations (a)	(euro million)	43,190	51,219	62,531	57,238	56,153
Operating profit		149	(273)	(1,264)	(1,492)	(2,229)
Adjusted operating profit		(181)	(539)	(289)	(457)	(208)
Adjusted net profit		(56)	(264)	(181)	(232)	(147)
Capital expenditure		711	866	898	672	537

Refinery throughputs on own account	(mmtonnes)	34.80	31.96	30.01	27.38	25.03
Conversion index	(%)	61	61	61	62	51
Balanced capacity of refineries	(kbbl/d)	757	767	767	787	617

Retail sales of petroleum products in Europe	(mmtonnes)	11.73	11.37	10.87	9.69	9.21
Service stations in Europe at year end	(units)	6,167	6,287	6,384	6,386	6,220
Average throughput per service station in Europe	(kliters)	2,353	2,206	2,064	1,828	1,725
Retail efficiency index	(%)	1.53	1.50	1.48	1.28	1.19

Employees at year end	(number)	8,022	7,591	8,608	8,438	6,774
Direct GHG emissions	(mmtonnes CO2 eq)	7.85	7.28	6.06	5.20	5.34
SOx (sulphur oxide) emissions	(ktonnes SO2 eq)	28.05	23.07	16.99	10.80	6.09
Water consumption rate (refineries)/refinery throughputs	(cm/tonnes)	28.36	31.03	25.43	19.98	22.42
Biofuels marketed	(mmtonnes)	17.79	13.26	14.83	10.84	12.93
Customer satisfaction index	(likert scale)	7.84	7.74	7.90	8.10	8.20

(a) Before elimination of intragroup sales.

Performance of the year

I In 2014, continued the positive trend in injury frequency rate for employees and contractors (down by 14.9%).
I In 2014, the Refining & Marketing segment reduced the adjusted net loss to euro 147 million (euro 232 million in 2013) driven by improved refining margins, reflecting a fall in oil prices in the last quarter of the year and restructuring initiatives, including the start-up of the Green Refinery project in Venice, as well as cost efficiency initiatives, particularly with respect to energy and overhead costs.
I In 2014, refining throughputs were 25.03 mmtonnes, down by 8.6% from 2013. In Italy, processed volumes decreased by 11.7% mainly due to the unfavorable refinery scenario registered in the first part of the year, as well as the shutdown of the Gela and Venice refineries due to the ongoing reconversion activities.
I In 2014, the production of biofuels amounted to 12.93 mmtonnes, up by 19.3% compared to a year ago following the start-up of the bio-refinery in Porto Marghera.	I Retail sales in Italy amounted to 6.14 mmtonnes, down by 7.5% from 2013 due to strong competitive pressure. In 2014, Eni’s average retail market share was 25.5%, down by 2 percentage points from 2013.
I Retail sales in the rest of Europe of 3.07 mmtonnes were substantially stable compared to 2013 (up by 0.7%). Higher volumes marketed in Germany and Austria were offset by lower sales of the other subsidiaries.
I Capital expenditure amounting to euro 537 million mainly related to the reconversion of the Venice site to bio-refinery, as well as maintenance and improvement of flexibility and yields of the other plants, in particular at Sannazzaro refinery (euro 362 million) and marketing activities for the rebranding of the retail distribution network (euro 175 million).
I In 2014, the expenditure in R&D in the Refining & Marketing segment amounted to approximately euro 18 million. During the year 15 patent applications were filed.

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Eni Fact Book Refining & Marketing

Portfolio rationalization

In line with the Eni’s strategy focused on selectively growing in high profitable markets, Eni signed a preliminary agreement for the divestment of its marketing activities of fuels located in Czech Republic, Slovakia and Romania. The agreement also comprises the refinery capacity to supply the marketing network through a 32.445% interest in the joint refining asset Ceská Rafinérská as (CRC). All these agreements are subject to the approval of the relevant European Antitrust Authorities.

Relaunch plan of the Gela site

In November 2014, Eni defined with the Ministry for Economic Development, the Region of Sicily and interested stakeholders a plan to restore the profitability of the Gela refinery. The key point of the agreement is the reconversion of the Gela site to a bio-refinery. The reconversion will follow the model adopted for the Venice green refinery, where green diesel is produced from raw vegetable materials by using the proprietary EcofiningTM technology. The agreement also defines terms for building a modern logistic hub and new initiatives in the upstream sector in Sicily, including offshore. Eni will also perform environmental remediation and clean-up activities and institute the Safety Competence Center (SCC), a center of excellence in the security field. The investment plan for such initiatives amounts to euro 2.2 billion, mainly relating to upstream projects in the Sicily region.

Start-up of Venice bio-refinery

In June 2014, the start-up of the bio-refinery of Porto Marghera was achieved, with a green diesel capacity of approximately 300 ktonnes/y. The green diesel is produced from refined vegetable oil utilizing the proprietary EcofiningTM technology. The production will fulfill half of the Eni’s annual requirement of green diesel, thus ensuring new perspectives for the industrial site of Venice and allowing economic and environmental benefits.

Strategy

For the next four years, the priority for the Refining & Marketing segment is the return to profitability in the context of weak fundamentals of the European refining market, affected by structural overcapacity. Eni intends to reduce refining exposure, through the reconversion of productive processes by the achievement of the breakeven level of adjusted operating profit and of cash flow from 2015 leveraging on: (i) rationalization of refining capacity and reconversion of industrial plants in Italy and abroad, reducing capacity by a further 20% in addition to the 30% capacity downsizing reached up to 2014; (ii) continuous efficiency improvement; and (iii) marketing activities development and rationalization of our portfolio in Italy and abroad. We believe that those actions will reduce our breakeven in the refining business to approximately 3 $/bbl at the end of the plan.

Activities

1. Refining

Eni, through its Refining & Marketing segment, is a leader in refining in Italy, with its five wholly-owned refineries (Sannazzaro, Livorno, Venice, Taranto and Gela), and in marketing of petroleum products.

In the rest of Europe Eni also holds interests in certain refining poles and is active in retail and wholesale sales in Central-Eastern European countries. Eni’s refining system has balanced capacity of approximately 30.8 mmtonnes (equal to 617 kbbl/d) and a conversion index of 62%.

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Eni Fact Book Refining & Marketing

In 2014, total refinery throughputs were 25.03 mmtonnes, of which 19.92 mmtonnes in Italy and 5.11 outside Italy. Total throughputs in wholly-owned refineries were 16.24 mmtonnes, down by 2.75 mmtonnes or 14.5% from 2013. This determined a refinery utilization rate of 78%, calculated as the average Eni’s refineries complexity and their utilization rate.
Approximately 25.2% of processed volumes were supplied by Eni’s Exploration & Production segment, up by 1.5 percentage points from 2013 (23.7%).

■  Italy
Eni’s refining system in Italy is composed of five wholly-owned refineries and a 50% interest in the Milazzo refinery. Each of Eni’s refineries in Italy has operating and strategic features that aim at maximizing the value associated to the asset structure, the geographic location with respect to end markets, the integration with Eni’s other activities, as well as the development of green technologies.

Sannazzaro: refinery has balanced refining capacity of 200 kbbl/d and a conversion index of 70.2%. Management believes that this site is one of the most efficient refineries in Europe. Located in the Po Valley, it mainly supplies markets in North-Western Italy and Switzerland. The high flexibility and conversion capacity of this refinery allows it to process a wide range of feedstock. From a logistical standpoint this refinery is located along the route of the Central Europe pipeline, which links the Genoa terminal with French speaking Switzerland. This refinery contains two primary distillation

Crude oil that needs to be carried to the refinery by means of pipelines or over long distances by tanker ships undergoes processing for the separation of its components. In refineries crude oil is warmed to a temperature of approximately 400°C so that it turns into vapor. Oil vapors are injected in fractionating columns, also called distillation towers, where they flow upward through a series of plates and cool. At various temperatures they condense and return to a liquid state. While cooling and falling they separate in various hydrocarbon fractions (gasoil, kerosene, naphtha, gasoline, methane, ethane, propane and butane, fuel oil, lubricants, paraffin, wax and bitumen).

Refining system in 2014
Ownership share (%)	Distillation capacity (total) (kbbl/d)	Distillation capacity (Eni’s share) (kbbl/d)	Primary balanced refining capacity (Eni’s share) (a) (kbbl/d)	Conversion index (%)	Fluid catalytic cracking - FCC (kbbl/d)	Residue conversion (kbbl/d)	Go-Finer/ Mild Hydro-cracking (kbbl/d)	Mild Hydro- cracking/ Hydro- cracking (kbbl/d)	Visbreaking/ Thermal Cracking (kbbl/d)	Coking (kbbl/d)	Distillation capacity utilization rate (Eni’s share) (%)	Balanced refining capacity utilization rate (Eni’s share) (%)

Wholly-owned refineries		449	449	404	54	34	35	0	66	67	0	72	78
Italy
Sannazzaro	100	223	223	200	70	34	13		51	29		75	83
Gela	100
Taranto	100	120	120	120	56		22		15	38		62	62
Livorno	100	106	106	84	11							71	90
Porto Marghera	100
Partially-owned refineries (b)		874	245	213	47	167	25		99	27		85	88
Italy
Milazzo	50	248	124	100	60	45	25		32			80	85
Germany
Vohburg/Neustadt (Bayernoil)	20	215	43	41	36	49			43			91	91
Schwedt	8.33	231	19	19	42	49				27		102	102
Czech Republic
Kralupy e Litvinov (Ceská Rafinérská)	32.4	180	58	53	30	24			24			87	87
TOTAL		1,323	694	617	51	201	60	0	165	94	0	75	82
(a) Actual production capacity: Venice conversion in "Green Refinery"; Gela shutdown in HUB crudes asset. (b) Capacity of conversion plant is 100%.

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Eni Fact Book Refining & Marketing

plants and relevant facilities, including three desulphurization units. Conversion is obtained through a fluid catalytic cracker (FCC), two hydrocrackers (HDC), the last unit entered into operations in June 2009, which enable middle distillate conversion and a visbreaking thermal conversion unit with a gasification facility loaded with heavy residue from visbreaking unit (tar) to produce syn-gas to feed the nearby EniPower power plant at Ferrera Erbognone. In 2013, the Eni Slurry Technology (EST) project was started up. The conversion plant with a 23 kbbl/d capacity is designed to process extra heavy crude with high sulphur content increasing yields in middle distillates and reducing that of fuel oil. Eni is also developing an upgrading of its conversion technology called Slurry Dual-Catalyst (an evolution of EST), which is based on a combination of two nano-catalysts and aims at increasing productivity and improving product quality, reducing expenditure and operating costs. A further project underway is the proprietary process for hydrogen production, Hydrogen SCT-CPO (Short Contact Time-Catalytic Partial Oxidation). This reforming technology transforms gaseous and liquid hydrocarbons (also derived from bio-mass) into synthetic gas (carbon monoxide and hydrogen) at competitive costs.

Taranto: refinery has balanced refining capacity of 120 kbbl/d and a conversion index of 56%. This refinery processes most of oil produced in Eni’s Val d’Agri fields carried to Taranto through the Monte Alpi pipeline (in 2014 a total of 2.91 mmtonnes of this oil was processed). It principally produces fuels for automotive use and residential heating purposes for the Southern Italian markets. The complexity is achieved through a Residue Hydroconversion Unit (RHU)-Hydrocracking process and a "Two Stage" Visbreaking-Thermal Cracking unit.

Gela: the refinery was shut down in order to activate the plan of reconversion in bio-refinery following the model adopted for the Venice green refinery and create a logistic hub.

Livorno: refinery, with balanced refining capacity of 84 kbbl/d and a conversion index of 11%, manufactures mainly gasoline, fuel oil for bunkering and lubricant bases. Besides its primary distillation plants, this refinery contains two lubricant manufacturing lines. Its infrastructures including highways, railways and pipeline connecting the site with the local harbor and with the Florence storage sites through two pipelines optimizing intake, handling and distribution of products.

Venice (Porto Marghera): in June 2014, the start up of the bio-refinery of Porto Marghera was achieved, with green diesel capacity of approximately 300 ktonnes/y. The green diesel is produced from refined vegetable oil utilizing the proprietary EcofiningTM technology. The production will fulfill half of the Eni’s annual requirement of green diesel, thus ensuring new perspectives for the industrial site of Venice and allowing economic and environmental benefits.

Milazzo: jointly-owned by Eni and Kuwait Petroleum Italy, the refinery has balanced primary refining capacity of 124 kbbl/d (Eni’s share) and a conversion rate of 60%. Located on the Northern coast of Sicily, it is provided with two primary distillation plants, one unit of fluid catalytic cracking (FCC), one hydrocracking unit for the conversion of middle distillates (HDCK) and one unit devoted to the residue treatment process (LC-Finer).

■  Outside Italy
In Germany, Eni’s share in the Schwedt refinery is 8.3% and 20% in Bayernoil, an integrated industrial hub that includes Vohburg and Neustadt refineries. Eni’s refining capacity in Germany is approximately 60 kbbl/d mainly to supply Eni’s distribution network in Bavaria and Eastern Germany.
In the Czech Republic, Eni owns a share of 32.4% in the Céska Rafinérská which owns and operates two refineries, Kralupy and Litvinov. Eni’s refining capacity amounts to about 53 kbbl/d. The divestment of Eni’s interest is ongoing.

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2. Logistics

Eni is a primary operator in storage and transport of petroleum products in Italy with its logistical integrated infrastructure consisting of 18 directly managed storage sites and a network of petroleum product pipelines for products sale and storage of LPG and crude. Eni’s logistic model is based on a hub structure covering five main areas. These hubs monitor and centralize product flows in order to lower collection and delivery costs. Eni holds five partnerships with major Italian operators located in the Vado Ligure-Genoa (Petrolig), Arquata Scrivia (Sigemi), Venice (Petroven), Ravenna (Petra) and Trieste (DCT) sites, they reduce logistic costs, and increase efficiency.
Eni operates in oil and refined products transport: (i) by sea through spot and long-term contracts of tanker ships; and (ii) through an owned pipeline network extending 1,462-kilometer long. Secondary distribution to retail and wholesale markets is carried out through outsourcing to little tanker owners and represent leading market positions in their own geographical area.

3. Marketing

■  Retail sales in Italy
Eni is a leader in the Italian retail market of refined products with a 25.5% market share, down by 2 percentage points from 2013.

In 2014, retail sales in Italy of 6.14 mmtonnes decreased by approximately 0.50 mmtonnes, or by 7.5% compared to 2013, driven by lower consumption of all products amidst weak demand. Average gasoline and gasoil throughput (1,534 kliters) decreased by approximately 124 kliters from 2013.
At December 31, 2014, Eni’s retail network in Italy consisted of 4,592 service stations, 170 stations less compared to December 31, 2013 (4,762 service stations), resulting from the negative balance of the closing of service stations with low throughput (97 units), lack of renewal of two motorway concessions and a negative balance of acquisitions/releases of lease concessions (71 units).
By means of the fidelity "you&eni" program, launched in February 2010 and lasting five years, as of December 31, 2014, approximately 1.9 million customers effected at least one transaction within the program of which, approximately 1 million was represented by consumer and loyalty cards. In 2014, volumes sold to customers accumulating points on their cards accounted for approximately 37% of all network throughputs, net of iperself throughputs which do not allow to accumulate points for loyalty programs.

■  Retail Rest of Europe
In 2014, retail sales of refined products marketed in the rest of Europe (3.07 mmtonnes) were essentially stable (up by 0.7%). Higher volumes marketed in Germany and Austria were offset by lower sales in France and in the Czech Republic.
At December 31, 2014, Eni’s retail network in the rest of Europe consisted of 1,628 service stations, with an increase of 4 units from December 31, 2013 (1,624 service stations). The network evolution was as follows: (i) the closing of 15 low throughput service stations mainly in France; (ii) the positive balance of acquisitions/releases of lease concessions (10 units), in particular in Germany and Switzerland; (iii) the purchase of 8 service stations, mainly in Germany; and (iv) the opening of 1 new outlet. Average throughput (2,258 kliters) decreased by 64 kliters compared to a year ago (2,322 kliters in 2013).

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4. Wholesale business

Fuels
Eni markets gasoline and other fuels on the wholesale market in Italy, including diesel fuel for automotive use and for heating purposes, for agricultural vehicles and for vessels and fuel oil. Major customers are resellers, manufacturing industries, service companies, public utilities and transports, as well as final users (transporters, condominiums, farmers, fishers, etc.). Eni provides its customers with its expertise in the area of fuels with a wide range of products that cover all market requirements. Customer care and product distribution is supported by a widespread commercial and logistical organization presence all over Italy and articulated in local marketing offices and a network of agents and concessionaires.

In 2014, sales volumes on wholesale markets in Italy (7.57 mmtonnes) declined by approximately 800 ktonnes, down by 9.6%, mainly due to lower sales of all products, in particular gasoil for heating reflecting the mild climate registered in the period, as well as fuel oil and bunkering due to declining demand. Average market share in 2014 was 26.7% (28.8% in 2013). Supplies to the petrochemical industry (0.97 mmtonnes) decreased from 2013 (down by 350 ktonnes) due to lower feedstock supplies. Wholesale sales in the Rest of Europe of approximately 4.60 mmtonnes increased by 8.7% from 2013 due to increased sales in Czech Republic, Hungary and France. Other sales (21.63 mmtonnes) increased by 2.18 mmtonnes, or 11.2%, mainly due to higher sales to the other oil companies.

Eni also markets jet fuel directly at 51 airports, of which 30 are in Italy. In 2014, these sales amounted to 2.1 mmtonnes (of which 1.6 mmtonnes are in Italy). Eni is also active in the international market of bunkering, marketing marine fuel, mainly in 115 ports, of which 65 are in Italy. In 2014, marine fuel sales were 1.38 mmtonnes (1.26 mmtonnes in Italy).

LPG
In Italy, Eni is leader in LPG production, marketing and sale with 590 ktonnes sold for heating and automotive use equal to a 20% market share. An additional 289 ktonnes of LPG were marketed through other channels mainly to oil companies and traders. LPG activities in Italy are supported by direct production, availability from 5 bottling plants and 1 owned storage site, in addition to products imported at coastal storage sites located in Livorno, Naples and Ravenna.
Outside Italy, LPG sales in 2014 amounted to 549 ktonnes of which 410 ktonnes in Ecuador where LPG market share is approximately 37.9%.

Lubricants
Eni operates six (owned and co-owned) blending plants, in Italy, Europe, North and South America and the Far East. With a wide range of products composed of over 650 different blends Eni masters international state of art know-how for the formulation of products for vehicles (engine oil, special fluids and transmission oils) and industries lubricants for hydraulic systems, industrial machinery and metal processing. In Italy, Eni is leader in the manufacture and sale of lubricant bases. Base oils are manufactured primarily at Eni’s refinery in Livorno. Eni also owns one facility for the production of additives and solvents in Robassomero in Turin area. In 2014, retail and wholesale sales in Italy amounted to 90 ktonnes with a 23.4% market share. Eni also sold approximately 3 ktonnes of special products (white oils, transformer oil and anti-freeze fluids). Outside Italy sales amounted to approximately 100 ktonnes, of these about 92% were registered in Europe.

Oxygenates
Eni, through its subsidiary Ecofuel (100% Eni’s share), sells approximately 1 mmtonnes/y of oxygenates, mainly ethers (approximately 2.9% of world demand) and methanol (approximately 0.1% of world demand). About 81% of oxygenates are produced in Eni’s plants in Italy (Ravenna), Saudi Arabia (in joint venture with Sabic) and the remaining 19% is bought and resold. Eni distributes bio-ETBE in the Italian market in compliance with the new legislation indicating minimum content of bio-fuels. Bio-ETBE like MTBE is an octane booster gained a relevant position in the formulation of gasoline in European Union, because it is produced from ethanol from agricultural crops and qualified as bio-component in European directive on bio-fuels. In Italy from January 2014, the mandatory minimum content of bio-components in the fuels has been kept constant to 4.5 and Eni covered this bio-regulation request through the blending of Bio-ETBE and bio-diesel of 1st and 2nd generation (FAME and Green Diesel from Porto Marghera site).

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Supply of oil	(mmtonnes)	2010	2011	2012	2013	2014

Equity crude oil
Production outside Italy	26.90	24.29	23.57	22.46	23.66
Production in Italy	3.24	3.35	3.35	3.69	3.81
	30.14	27.64	26.92	26.15	27.47
Other crudes oil
Purchases on spot markets	20.95	20.44	24.95	25.27	25.60
Purchases under forward contracts	17.16	10.94	10.34	14.54	17.07
	38.11	31.38	35.29	39.81	42.67
Total crude oil purchases	68.25	59.02	62.21	65.96	70.14
Purchases of intermediate products	3.05	4.26	4.53	5.31	4.94
Purchase of products	15.28	15.85	20.52	17.79	20.87
TOTAL PURCHASES	86.58	79.13	87.26	89.06	95.95
Consumption for power generation	(0.92)	(0.89)	(0.75)	(0.55)	(0.57)
Other changes (a)	(2.69)	(1.12)	(1.63)	(1.06)	(0.98)
	82.97	77.12	84.89	87.45	94.40
(a) Include changes in inventories, transport declines, consumption and losses.

Refinery capacity	2010	2011	2012	2013	2014

Primary distillation capacity (a)	(kbbl/d)	930	930	930	930	694
Balanced capacity (a)		757	767	767	787	617
Refinery throughputs on own account		514	455	417	380	317
Distillation capacity utilization rate	(%)	73	72	72	66	75
(a) Eni’s share.

Availability of refined products	(mmtonnes)	2010	2011	2012	2013	2014

ITALY
At wholly-owned refineries	25.70	22.75	20.84	18.99	16.24
Less input on account of third parties	(0.50)	(0.49)	(0.47)	(0.57)	(0.58)
At affiliate refineries	4.36	4.74	4.52	4.14	4.26
Refinery throughputs on own account	29.56	27.00	24.89	22.56	19.92
Consumption and losses	(1.69)	(1.55)	(1.34)	(1.23)	(1.33)
Products available for sale	27.87	25.45	23.55	21.33	18.59
Purchases of refined products and change in inventories	4.24	3.22	3.35	4.42	5.38
Products transferred to operations outside Italy	(4.18)	(1.77)	(2.36)	(1.85)	(0.64)
Consumption for power generation	(0.92)	(0.89)	(0.75)	(0.55)	(0.57)
Sales of products	27.01	26.01	23.79	23.35	22.76
OUTSIDE ITALY
Refinery throughputs on own account	5.24	4.96	5.12	4.82	5.11
Consumption and losses	(0.24)	(0.23)	(0.23)	(0.22)	(0.21)
Products available for sale	5.00	4.73	4.89	4.60	4.90
Purchases of finished products and change in inventories	10.61	12.51	17.29	13.69	16.11
Products transferred from Italian operations	4.18	1.77	2.36	1.85	0.64
Sales of products	19.79	19.01	24.54	20.14	21.65
Refinery throughputs on own account	34.80	31.96	30.01	27.38	25.03
Total equity crude input	5.02	6.54	6.39	5.93	5.81
Total sales of refined products	46.80	45.02	48.33	43.49	44.41
Crude oil sales	36.17	32.10	36.56	43.96	49.99
TOTAL SALES	82.97	77.12	84.89	87.45	94.40

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Production and sales	(mmtonnes)	2010	2011	2012	2013	2014

Products:
Gasoline	7.81	7.24	6.88	6.17	6.07
Gasoil	13.63	12.95	12.24	11.31	10.31
Jet fuel/kerosene	1.46	1.41	1.35	1.41	1.45
Fuel oil	3.75	2.65	2.77	2.40	2.04
LPG	0.50	0.57	0.51	0.50	0.49
Lubricants	0.67	0.54	0.62	0.60	0.54
Petrochemical feedstock	2.59	2.49	2.06	2.08	1.67
Other	2.46	2.33	2.00	1.46	0.92
Total products	32.87	30.18	28.43	25.93	23.49
Sales:
Italy	27.01	26.01	23.79	23.35	22.76
Gasoline	2.91	2.78	2.61	2.21	2.00
Gasoil	9.94	9.63	9.14	8.42	7.61
Jet fuel/kerosene	1.45	1.64	1.56	1.58	1.59
Fuel oil	0.44	0.46	0.33	0.24	0.12
LPG	0.59	0.60	0.61	0.62	0.59
Lubricants	0.11	0.10	0.10	0.09	0.09
Petrochemical feedstock	1.72	1.71	1.26	1.32	0.97
Other	9.85	9.09	8.18	8.87	9.79
Rest of Europe	16.66	15.88	16.08	16.82	18.76
Gasoline	1.85	1.79	1.81	1.73	1.80
Gasoil	3.95	3.71	3.96	4.23	4.48
Jet fuel/kerosene	0.38	0.48	0.44	0.49	0.55
Fuel oil	0.25	0.23	0.19	0.22	0.18
LPG	0.12	0.12	0.13	0.12	0.14
Lubricants	0.10	0.09	0.08	0.08	0.09
Other	10.01	9.46	9.47	9.95	11.52
Extra Europe	3.13	3.13	8.46	3.32	2.89
Gasoline	2.74	2.62	8.00	1.55	2.23
LPG	0.37	0.38	0.39	0.39	0.41
Lubricants	0.02	0.02	0.01	0.02	0.01
Other	0.00	0.11	0.06	1.36	0.24
Worldwide
Gasoline	7.50	7.19	12.42	5.49	6.03
Gasoil	13.89	13.34	13.10	12.65	12.09
Jet fuel/kerosene	1.83	2.12	2.00	2.07	2.14
Fuel oil	0.69	0.69	0.52	0.46	0.30
LPG	1.08	1.10	1.13	1.13	1.14
Lubricants	0.23	0.21	0.19	0.19	0.19
Petrochemical feedstock	1.72	1.71	1.26	1.32	0.97
Other	19.86	18.66	17.71	20.18	21.55
TOTAL SALES	46.80	45.02	48.33	43.49	44.41

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Eni Fact Book Refining & Marketing

Sales in Italy and outside Italy by market	(mmtonnes)	2010	2011	2012	2013	2014

Retail	8.63	8.36	7.83	6.64	6.14
Wholesale	9.45	9.36	8.62	8.37	7.57
	18.08	17.72	16.45	15.01	13.71
Petrochemicals	1.72	1.71	1.26	1.32	0.97
Other sales	7.21	6.58	6.08	7.01	8.08
Sales in Italy	27.01	26.01	23.79	23.34	22.76
Retail rest of Europe	3.10	3.01	3.04	3.05	3.07
Wholesale rest of Europe	3.88	3.84	3.96	4.23	4.60
Wholesale outside Europe	0.42	0.43	0.42	0.43	0.43
Retail and wholesale outside Italy	7.40	7.28	7.42	7.71	8.10
Other markets	12.39	11.73	17.12	12.44	13.55
Sales outside Italy	19.79	19.01	24.54	20.15	21.65
TOTAL SALES	46.80	45.02	48.33	43.49	44.41

Retail and wholesale sales of refined products	(mmtonnes)	2010	2011	2012	2013	2014

Italy	18.08	17.72	16.45	15.01	13.71
Retail sales	8.63	8.36	7.83	6.64	6.14
Gasoline	2.76	2.60	2.41	1.96	1.71
Gasoil	5.58	5.45	5.08	4.33	4.07
LPG	0.26	0.29	0.31	0.32	0.32
Other	0.03	0.02	0.03	0.03	0.04
Wholesale sales	9.45	9.36	8.62	8.37	7.57
Gasoil	4.36	4.18	4.07	4.09	3.54
Fuel oil	0.44	0.46	0.33	0.24	0.12
LPG	0.33	0.31	0.30	0.30	0.28
Gasoline	0.16	0.19	0.20	0.25	0.30
Lubricants	0.10	0.10	0.09	0.09	0.09
Bunker	1.35	1.26	1.19	1.00	0.91
Jet fuel	1.46	1.65	1.56	1.58	1.59
Other	1.25	1.21	0.88	0.82	0.74
Outside Italy (retail + wholesale)	7.40	7.28	7.42	7.71	8.10
Gasoline	1.85	1.79	1.81	1.73	1.80
Gasoil	3.95	3.82	3.96	4.23	4.48
Jet fuel	0.40	0.49	0.44	0.51	0.56
Fuel oil	0.25	0.23	0.19	0.22	0.18
Lubricants	0.10	0.10	0.09	0.10	0.10
LPG	0.49	0.50	0.52	0.51	0.55
Other	0.36	0.35	0.41	0.41	0.43
TOTAL	25.48	25.00	23.87	22.72	21.81

Number of service stations	(units)	2010	2011	2012	2013	2014

Italy		4,542	4,701	4,780	4,762	4,592
Ordinary stations		4,415	4,574	4,653	4,636	4,468
Highway stations		127	127	127	126	124
Outside Italy		1,625	1,586	1,604	1,624	1,628
Germany		455	454	445	460	469
France		188	181	173	169	160
Austria/Switzerland		582	547	575	585	591
Eastern Europe		400	404	411	410	408

Service stations selling Blu products		4,994	5,179	5,226	5,021	5,749
"Multi-Energy" service stations		5	5	6	6	6
Service stations selling LPG and natural gas		657	864	1,031	1,024	1,206
Non-oil sales	(euro million)	137	156	159	151	151

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Eni Fact Book Refining & Marketing

Average throughput	(kliters/No. of service stations)	2010	2011	2012	2013	2014

Italy	2,322	2,173	1,976	1,657	1,534
Germany	3,360	3,237	3,226	3,279	3,299
France	2,310	2,209	2,121	2,194	2,139
Austria/Switzerland	1,711	1,645	1,879	1,890	1,891
Eastern Europe	2,508	2,591	2,145	2,044	1,979
Average throughput	2,352	2,206	2,064	1,828	1,725

Market shares in Italy	(%)	2010	2011	2012	2013	2014

Retail	30.4	30.5	31.2	27.5	25.5
Gasoline	27.9	27.8	28.8	24.8	22.3
Gasoil	32.5	32.6	33.2	29.6	27.9
LPG (automotive)	21.4	22.7	23.1	20.8	20.0
Lubricants	35.7	27.7	35.4	30.4	25.8
Wholesale	29.2	28.6	29.5	28.8	26.7
Gasoil	33.5	30.8	33.0	32.7	27.3
Fuel oil	17.8	25.5	23.3	17.5	21.8
Bunker	40.4	33.6	37.6	39.4	39.1
Lubricants	24.0	23.6	24.1	23.5	23.4
Domestic market share (retail and wholesale)	29.8	29.3	30.3	28.3	26.3

Retail market shares outside Italy	(%)	2010	2011	2012	2013	2014

Central Europe
Austria	7.0	9.6	11.7	11.9	12.1
Switzerland	6.5	6.6	7.1	7.3	7.3
Germany	3.4	3.1	3.2	3.2	3.2
France	1.1	1.0	0.9	0.9	0.8
Eastern Europe
Hungary	11.9	11.9	11.9	11.7	11.9
Czech Republic	11.8	11.6	10.8	9.8	8.9
Slovakia	9.7	9.8	9.7	9.7	9.5
Slovenia	2.3	2.2	2.2	2.3	2.4
Romania	1.5	1.7	1.8	1.9	1.8

Capital expenditure	(euro million)	2010	2011	2012	2013	2014

Italy	633	803	834	598	466
Outside Italy	78	63	64	74	71
	711	866	898	672	537
Refining, supply and logistic	446	629	675	497	362
Italy	444	626	671	491	357
Outside Italy	2	3	4	6	5
Marketing	246	228	223	175	175
Italy	170	168	163	107	109
Outside Italy	76	60	60	68	66
Other	19	9
	711	866	898	672	537

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Eni Fact Book Versalis

Versalis

Key performance indicators
2010	2011	2012	2013	2014

Injury frequency rate of total Eni workforce	(No. of accidents per million of worked hours)	3.42	2.74	1.09	0.57	0.28

Net sales from operations (a)	(euro million)	6,141	6,491	6,418	5,859	5,284
Intermediates		2,833	2,987	3,050	2,709	2,310
Polymers		3,126	3,299	3,188	2,933	2,800
Other sales		182	205	180	217	174
Operating profit		(86)	(424)	(681)	(725)	(704)
Adjusted operating profit		(96)	(273)	(483)	(386)	(346)
Adjusted net profit		(73)	(206)	(395)	(338)	(277)
Capital expenditure		251	216	172	314	282

Production	(ktonnes)	7,220	6,245	6,090	5,817	5,283
Sales of petrochemical products		4,731	4,040	3,953	3,785	3,463
Average plant utilization rate	(%)	72.9	65.3	66.7	65.3	71.3

Employees at year end	(number)	5,972	5,804	5,668	5,708	5,443
Direct GHG emissions	(mmtonnes CO2 eq)	4.71	4.15	3.72	3.69	3.09
NMVOC (Non-Methane Volatile Organic Compound) emissions	(ktonnes)	4.71	4.18	4.40	3.93	3.51
NOx emissions (nitrogen oxide)	(ktonnes NO2 eq)	4.87	4.14	3.43	3.29	2.45
Recycled/reused freshwater	(%)	82.7	81.9	81.6	86.2	87.7

(a) Before elimination of intragroup sales.

Performance of the year

I In 2014, the injury frequency rate (employees and contractors) was more than halved (down by 50.9%) compared to 2013, continuing the positive trend registered in the last years.
I In 2014, greenhouse gas emissions and other emissions in the atmosphere were lower than in 2013 (down by 16.3%), following the substantial restructuring of the production assets of Versalis through the closure of the Hythe site, as well as the shutdown of the petrochemical site of Porto Marghera for almost all 2014. Recycled/reused freshwater rate improved, up to 87.7%.
I In 2014, adjusted net loss was euro 277 million, euro 61 million lower than in 2013, benefiting from the improvement of margins in intermediates and polyethylene reported in the last part of the year. This was achieved against the backdrop of continued weakness in commodity demand and increasing competition from non-EU producers. Results reflected efficiency initiatives and restructuring programs, mainly relating to the start-up of the Porto Torres green chemical project and the shutdown of certain unprofitable production units.	I Sales of petrochemical products amounted to 3,463 ktonnes, down by 322 ktonnes, or 8.5% from 2013, driven by decrease in consumption.
I In 2014, the expenditure in R&D amounted to approximately euro 40 million. 14 patent applications were filed.

Restructuring of petrochemical activities in Sardinia
I In June 2014, the green chemical project of Matrìca, a 50/50 joint venture between Versalis and Novamont, started operations marking the full conversion of the Porto Torres site. Matrìca’s plant is currently leveraging on innovative technology to transform vegetable oils into monomers and intermediates that are feedstock for the production of complex bio-products destined for a number of industries such as the tyre industry, bio-lubricants and plastic production. The overall production capacity of approximately 70 ktonnes per year will come gradually online during 2015. Cracking production line was definitively closed.

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Eni Fact Book Versalis

At the end of December 2014, Versalis signed an agreement to divest the Sarroch plant to the refining company Saras, which owns a refinery close to Eni’s petrochemical site. The agreement includes the disposal of the Versalis plants connected with the production cycle of the refinery, in particular the reforming unit, the propylene splitter unit and other related services, including the logistics system.

Porto Marghera Green Chemical project
I In November 2014, Eni defined with the Ministry for Economic Development and the interested stakeholders a plan to restore the profitability of the petrochemical plant at Porto Marghera.
The project, in partnership with the US-based company Elevance Renewable Science Inc, envisages building of world-scale plants which are the first of their kind and the new technology for the production of bio-chemical intermediates from vegetable oils destined for high added-value industrial applications such as detergents, bio-lubricants and chemicals for the oil industry.

Development and sustainability initiatives
I In November 2014, Versalis signed a partnership with Solazyme, an US-based renewable oil and bio-products company, aimed to expand market access and commercial use of EncapsoTM, the world’s first commercially-available, biodegradable encapsulated lubricants for drilling fluids.
I Following the strategic partnership signed in 2013 with Yulex, an US-based leader in biomaterials, to produce guayule-based biorubber by using non-food feedstock, is under development the agronomic protocol and the innovative technology engineering, through the development of the entire supply chain, from the cultivation to the extraction of natural rubber, until the construction of a biomass power station.

Strategy

Versalis was negatively affected by a steep decline in market demand and increasing competitive pressure, mainly in commodity business with lower technological content. In this scenario, the priority is the economic sustainability of Versalis in the medium and long term. The breakeven for adjusted operating profit and operating cash flow is expected to be achieved starting from 2016, performing and completing the following strategic guidelines: (i) critical sites reconversions (in particular Porto Torres, Priolo, Porto Marghera, Sarroch and Hythe) with the shutdown and/or divestment of no more competitive production and consolidation of the other businesses; (ii) refocusing on high value-added productions (i.e. specialties) also through the development of green chemistry; and (iii) empowerment of productive platform by means of the internationalization of the business to serve consumers even more global and markets feature by high growth of demand rate, also through strategic alliances signed with industrial players.

The materials produced by Versalis are obtained following a manufacturing cycle which involves several processing stages. Virgin naphtha, a raw material which is a distillation product from petroleum, undergoes thermal cracking also known as steam-cracking.
The component molecules split into simpler molecules: monomers (ethylene, propylene, butadiene, etc.) and into blends of aromatic compounds.
The monomers are then reconstituted into more complex molecules: polymers. The following are produced from polymers: polyethylene, styrenes and elastomers used by processing companies to produce a whole variety of products for everyday use.
The blends of aromatic compounds, properly treated, are used to produce intermediates, so-called because they are used in the manufacturing of products for everyday use.

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Eni Fact Book Versalis

Eni through Versalis performs activities of production and marketing of petrochemical products (basic petrochemicals and polymers), leveraging on a wide range of proprietary technologies, advanced production facilities, as well as a large and efficient retail network present in 17 European countries.

Versalis’ portfolio of patents and proprietary technologies covers the whole field of basic petrochemicals and polymers: phenol and its derivatives, polyethylene, styrenes and elastomers, as well as catalysts and special chemical products.
As a producer of intermediates, all types of polyethylene and a wide range of elastomers/lattices and of the complete line of styrenic products, Versalis continues in the development of its proprietary technologies supported by the experience it gained in production and R&D. This approach favored the optimization of the design of equipment and plants, of their performance, of proprietary catalysts and other products that allowed it to achieve excellence in all technologies in the specific business areas in order to compete in markets worldwide. A key role is played by the most innovative proprietary catalysts, particularly those based on zeolites developed by Versalis as building blocks of some of its most advanced technologies and available worldwide.
The principal objective of basic petrochemicals is granting the adequate availability of monomers (ethylene, butadiene and benzene) covering the needs of further production processes: in particular olefins production is strictly linked with the polyethylene and elastomers business, aromatics grant the benzene availability necessary to produce intermediate products used in the production of resins, artificial fibers and polystyrene. In polymers business Versalis is one of the most relevant European producers of elastomers, where it is present in almost all the relevant sectors (in particular, in the automotive industry), polystyrene and polyethylene, whose most relevant use is in flexible packaging.

Business areas

Intermediates
Basic petrochemicals are one of the pillars of the activities of Versalis, whose products have a range of important industrial uses, such as the production of polyethylene, polypropylene, PVC and polystyrene. They are also used in the production of petrochemical intermediates that converge, in turn, into a range of other productive processes: plastics, rubbers, fibers, solvents and lubricants.
Intermediates revenues (euro 2,310 million) decreased by euro 399 million from 2013 (down by 14.7%) reflecting the shutdown of Porto Marghera cracker, with an effect on sold volumes of aromatics and derivatives. Lower butadiene sales (down by 31%) and xylene (down by 34%) were attributable to market weakness and production overcapacity in Europe. Average unit prices decreased by 2%, with aromatics price lowered by 7% (in particular xylene prices decreased by 15% due to demand weakness), olefins prices by 1% due to lower ethylene and butadiene prices, almost completely offset by higher prices of propylene.
Intermediates production (2,972 ktonnes) registered a decrease from the last year (down by 490 ktonnes, or 14.2%) due to reductions in olefins (down by 11%) and in aromatics (down by 31%) driven by the shutdown of Porto Marghera plant from February until the end of the year, as well as lower productions in Sarroch plant. In addition, derivatives productions decreased by 10% due to disruptions and maintenance standstills registered in the second part of the year.

Polymers
In the polymers business Versalis is active in the production of:
- polyethylene that accounts for approximately 40% of the total volume of world production of plastic materials. It is a basic plastic material, used as a raw material by companies that transform it into a wide range of goods;
- styrenics that are polymeric materials based on styrenes that are used in a very large number of sectors through a range of transformation technologies. The most common applications are for industrial packaging and in the food industry, small and large electrical appliances, building isolation, electrical and electronic devices, household appliances, car components and toys; and
- elastomers that are polymers characterized by high elasticity that allow them to regain their original shape even after having been subjected to extensive deformation. Versalis has a leading position

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Eni Fact Book Versalis

in this sector and produces a wide range of products for the following sectors: tyres, footwear, adhesives, building components, pipes, electrical cables, car components and sealing, household appliances; they can be used as modifiers for plastics and bitumens, as additives for lubricating oils (solid elastomers); carpet backing, paper coating, molded foams (synthetic latex). Versalis is one of the world's major producers of elastomers and synthetic latex.

Polymers revenues (euro 2,800 million) decreased by euro 133 million, or by 4.5% from 2013 due to average unit prices and volumes of elastomers decreasing by 8% and 5%, respectively, driven by continuing weakness of automotive sectored demand and low price of Asian producers. These negatives were further exacerbated by the decrease of average styrenics prices (down by 4%) and sold volumes down by 4%, also due to new import flows coming from North Africa. Polyethylene prices were barely unchanged.
In the elastomers segment, a partial recovery in sales was registered in thermoplastic rubbers (up by 9%), special rubbers EPDM (up by 5%), that partially compensate lower sales of commodity rubbers (SBR down by 11% and BR down by 3%), nitrilic (down by 9%) and lattices (down by 19%). Lower sales of styrenes (down by 4%) is attributable to lower volumes sold of compact polystyrene (down by 4%), due to demand weakness, monomer styrol (down by 15%) due to lower production availability in Europe following the planned shutdown. The sold volumes of polyethylene reported an increase due to higher sales of HDPE (up by 7%), Eva (up by 9%) and LLDPE (up by 1%) driven by lower supply in Europe. LDPE sales decreased by 2.5%.

Polymers production (2,311 ktonnes) decreased by 1.9% from 2013, mainly in elastomers segment (down by 8%), due to the definitive closing of Hythe with lower production of lattices and SBR rubbers, and of BR rubbers due to declining demand. Styrene productions decreased by 4% with lower volumes of styrol (down by 5%) due to the planned shutdown of the second half of 2014 and compact polystyrene (down by 6%), partly offset by higher productions of ABS/San (up by 11%) for short-term production rescheduling. Polyethylene sales increased by 2%, due to higher production at Brindisi site (HDPE up by 5%) due to the planned standstill of olefin production lines, and Eva in the Oberhausen site (up by 53%).

Product availability	(ktonnes)	2010	2011	2012	2013	2014

Intermediates	4,860	4,101	3,595	3,462	2,972
Polymers	2,360	2,144	2,495	2,355	2,311
Production	7,220	6,245	6,090	5,817	5,283
Consumption and losses	(2,912)	(2,631)	(2,545)	(2,394)	(2,292)
Purchases and change in inventories	423	426	408	362	472
	4,731	4,040	3,953	3,785	3,463

Revenues by geographic area	(euro million)	2010	2011	2012	2013	2014

Italy	3,131	3,364	3,172	2,758	2,565
Rest of Europe	2,632	2,747	2,826	2,704	2,433
Asia	139	182	271	238	157
Americas	127	101	84	126	105
Africa	108	93	61	28	10
Other areas	4	4	4	5	14
	6,141	6,491	6,418	5,859	5,284

Revenues by product	(euro million)	2010	2011	2012	2013	2014

Olefins	1,705	1,754	1,792	1,487	1,305
Aromatics	704	835	819	791	610
Intermediates	375	359	440	431	394
Elastomers	834	1,062	979	716	627
Styrenics	744	780	774	800	745
Polyethylene	1,597	1,496	1,434	1,418	1,428
Other	182	205	180	216	174
	6,141	6,491	6,418	5,859	5,284

Capital expenditure	(euro million)	2010	2011	2012	2013	2014

	251	216	172	314	282
of which:
- upkeeping	59	59	25	66	26
- plant upgrades	116	53	53	170	161
- HSE	29	46	38	52	30
- energy recovery	45	42	41	8	28

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Eni Fact Book Engineering & Construction

Engineering & Construction

Key performance indicators
2010	2011	2012	2013	2014

Injury frequency rate of total Eni workforce	(No. of accidents per million of worked hours)	0.40	0.31	0.32	0.26	0.28

Net sales from operations (a)	(euro million)	10,581	11,834	12,799	11,598	12,873
Operating profit		1,302	1,422	1,453	(98)	18
Adjusted operating profit		1,326	1,443	1,485	(99)	479
Adjusted net profit		994	1,098	1,111	(253)	309
Capital expenditure		1,552	1,090	1,011	902	694

Orders acquired	(euro million)	12,935	12,505	13,391	10,062	17,971
Order backlog		20,505	20,417	19,739	17,065	22,147

Employees at year end	(number)	38,826	38,561	43,387	47,209	49,559
Employees outside Italy rate	(%)	87.3	86.5	88.1	89.1	89.9
Local managers rate		45.3	43.0	41.3	41.3	42.0
Local procurement rate		61.3	56.4	57.4	54.3	55.6
Direct GHG emissions	(mmtonnes CO2 eq)	1.11	1.32	1.54	1.54	1.42
Water withdrawals	(million of cubic meters)	6.56	7.24	8.25	8.74	6.32

(a) Before elimination of intragroup sales.

Performance of the year
I In 2014, the injury frequency rate registered a 7.7% increase due to a higher index for contractors (up by 12.7%), partially offset by a lower injury frequency rate for employees (down by 4.9%).
I In 2014, adjusted net profit of the Engineering & Construction segment amounted to euro 309 million; up by euro 562 million from the adjusted net loss of euro 253 million reported in 2013 which reflected extraordinary losses of margin of certain projects.
I Orders acquired amounted to euro 17,971 million (euro 10,062 million in 2013), 97% of which relating to the works outside Italy, while orders from Eni companies amounted to 8% of the total.	I Order backlog amounted to euro 22,147 million at December 31, 2014 (euro 17,065 million at December 31, 2013), of which euro 9,035 million to be fulfilled in 2015.
I In 2014, R&D expenditure amounted approximately to euro 12 million. 20 patent applications were filed.
I Capital expenditure amounted to euro 694 million (euro 902 million in 2013), mainly regarded the upgrading of the drilling and construction fleet.

Strategy

For the Engineering & Construction segment, the 2014 was characterized by the return to profitability, the reduction of net debt and significant results in terms of new orders. The company has a large and diversified order backlog which will express its competitive advantage as that in: ultra deepwater projects, laying of trunk line in extreme conditions, large and complex onshore projects.

Engineering & Construction Offshore

Saipem is well positioned in the market of large projects for the development of offshore hydrocarbon fields leveraging on its technical and operational skills (supported by a technologically advanced fleet and the ability to operate in complex environments) and engineering and project management capabilities acquired on the marketplace over recent years (such as Bouygues Offshore). Saipem intends to consolidate its market share strengthening its EPIC oriented business model and leveraging on its satisfactory long-term relationships with

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Eni Fact Book Engineering & Construction

the Major oil companies and National Oil Companies. Higher levels of efficiency and flexibility are expected to be achieved by reaching the technological excellence and the highest economies of scale in its engineering hubs employing local resources in contexts where this represents a competitive advantage, integrating in its own business model the direct management of construction process through the creation of a large construction yard in South-East Asia and revamping/upgrading its construction fleet. Over the next years, Saipem will invest in the upgrading of its fleet, by building a large fabrication yard in Brazil and buying other supporting assets for drilling activity.
In 2014, revenues amounted to euro 7,202 million, up by 40% from 2013 due to higher levels of activity in South Central America, Australia and West Africa.
Orders acquired in the year amounted to euro 10,043 million (euro 5,581 million in 2013), mainly related to: (i) an EPCI contract on behalf of Total concerning conversion of the two FPSO units, with an oil capacity of 115,000 bbl/d and a storage capacity of 1.7 mmboe. The two converted FPSO units will be utilized to support the development of Kaombo field, located in Block 32 offshore Angola; (ii) a transportation and installation contract on behalf of BP for the Phase 2 of the Shah Deniz field development, offshore Azerbaijan; and (iii) an EPCI contract on behalf of Pemex, in Mexico, for the development of the Lakach field. The scope of work of the contract involves the engineering, procurement, construction and installation of the system connecting the offshore field with the onshore gas conditioning plant.
In 2014, Saipem continued the development of technologies, leveraging on the realization of innovative solutions developed in previous years, particularly in the SURF (Subsea Umbilical Risers and Flowlines) and the area of the pipelines, as well as part of the technologies applied on materials and cross functional issues. In the field of the laying of pipelines in very deep waters, various technologies have been applied in the relevant commercial projects, such as the Anti-Flooding Tool that prevents the flooding of the pipe during the laying phase and M1 technology to coating the joints.

Engineering & Construction Onshore

In the Engineering & Construction Onshore business, Saipem is one of the largest operators on turnkey contract base at a worldwide level in the oil&gas segment. Saipem operates in the construction of plants for hydrocarbon production (extraction, separation, stabilization, collection of hydrocarbons, water injection) and hydrocarbon treatment (removal and recovery of sulphur dioxide and carbon dioxide, fractioning of gaseous liquids, recovery of condensates) and in the installation of large onshore transport systems (pipelines, compression stations, terminals). Saipem preserves its own competitiveness through its technology excellence granted by its engineering hubs, its distinctive know-how in the construction of projects in the high-tech market of LNG and the management of large parts of engineering activities in cost efficient areas. In the medium term, underpinning upward trends in the oil service market, Saipem will be focused on taking advantage of the opportunities arising from the market in the plant and pipeline segments leveraging on its solid competitive position in the realization of complex projects in the strategic areas of Middle East, Caspian Sea, Northern and Western Africa and Russia.
In 2014, revenues amounted to euro 3,765 million, registering a decrease of 17% from 2013, due to lower levels of activity in the Middle East, Australia and North America partially offset by lower activity in West Africa and South Central America. Orders acquired during the year amounted to euro 6,354 million (euro 2,193 million in 2013). Among the main orders acquired were: (i) contracts on behalf of Saudi Aramco relating to the Integrated Gasification Combined Cycle project (Jazan) as a part of the activities related to the construction of the largest power plant in the world to be located near the namesake city of Jizan. Furthermore, Saudi Aramco awarded to Saipem an EPC contract for the Loops 4 & 5 of the Shedgum-Yanbu Gas Pipeline; (ii) a contract on behalf of Saudi Aramco relating to the expansion of the onshore production centers at the Khurais, Mazajili and Abu Jifan fields in Saudi Arabia. The construction of new facilities will allow to process additional 500,000 barrels per day from the above mentioned fields; and (iii) a contract in the Caspian Region regarding engineering, fabrication and pre-commissioning activities, as well as the load-out of pipe racks.
In onshore business, the research and development activity involved technology on proprietary process and new solutions in order to improve the quality profile of the project proposals to customers, mainly with regard to energy efficiency and environmental impact, in particular, relating to development process, continued improvements in performance and environmental compatibility of proprietary technology Snamprogetti UreaTM have been registered. Moreover, in the field of energy efficiency, studies on the production of hydroelectric power in petrochemical plants or for the production of fertilizers have been successfully completed.

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Eni Fact Book Engineering & Construction

Offshore drilling

Saipem is the only engineering and construction contractor that provides both offshore and onshore drilling services to oil companies. In the offshore drilling segment, Saipem mainly operates in West Africa, the North Sea, the Mediterranean Sea and the Middle East and boasts significant market positions in the most complex segments of deep and ultra-deep offshore, leveraging on the outstanding technical features of its drilling platforms and vessels, capable of drilling exploration and development wells at a maximum water depth of 9,200 meters. In parallel, investments are ongoing to renew and to keep up the production capacity of other fleet equipment (upgrade equipment to the characteristics of projects or to clients’ needs and purchase of support equipment).
In 2014, revenues amounted to euro 1,192 million, barely unchanged from 2013. This was mainly attributable to the increased operations of the semi-submersible rigs Scarabeo 5 and Scarabeo 6, which underwent upgrade works in 2013, whose effects were partially offset by lower levels of activity performed by semi-submersible rigs Scarabeo 7, due to upkeeping works performed.
Orders acquired in the year amounted to euro 722 million (euro 1,401 million in 2013), mainly related to: (i) a contract for the lease of the semi-submersible Scarabeo 7, for the drilling at least, twelve wells, to be carried out by the first quarter of 2017, for Eni Muara Bakau BV in Indonesia; (ii) a one-year extension of the contract on behalf of Saudi Aramco for the lease of the jack-up Perro Negro

7, for operations in Saudi Arabia; and (iii) a two-year extension of the contract on behalf of NDC (National Drilling Co) for the lease of the jack-up Perro Negro 2 for operations in the Persian Gulf starting in January 2015. During the year the company prosecuted in the development of new techniques and rigs for drilling activities in frontier areas such as Artic Sea.

Onshore drilling

Saipem operates in this segment as contractor for the major international and national oil companies executing its activity mainly in South America, Saudi Arabia, North Africa and, at a lower extent, in Europe.
In these areas Saipem can leverage its knowledge of the market, long-term relations with customers and synergies and integration with other business areas. Saipem boasts a solid track record in remote areas (in particular in the Caspian Sea), leveraging on its own operational skills and its ability to operate in complex environments.
In 2014, revenues amounted to euro 714 million, barely unchanged from 2013. Lower levels of activities in South America and Algeria were almost completely absorbed by higher levels of activities in Saudi Arabia. Orders acquired in the year amounted to euro 852 million (euro 887 million in 2013), mainly related to: (i) for various clients in Latin America (mainly in Venezuela and Peru), new contracts for the lease of rigs; and (ii) a one-year extension of the charter for operations in Saudi Arabia, on behalf of Saudi Aramco, for three rigs already operating in the Country plus the award of a five year contract for a further three rigs.

Contents

Eni Fact Book Engineering & Construction

Drilling vessels

SAIPEM 12000

Ultra deep water drillship, self-propelled, equipped with EWT (Extended Well Testing). NOV SSGD-5750 drilling plant. Built in Korea by Samsung (2010).

Dimensions:

Length overall:	228 m
Breadth, moulded:	42 m
Depth, moulded:	19 m
Operating draft:	12 m
Displacement:	96,000 t
Variable load:	over 20,000 t
Oil storage capacity:	140,000 bbl

Operating performance:

Drilling depth:	10,000 m
Water depth max:	3,650 m

SAIPEM 10000

Ultra deep water drillship, self-propelled, equipped with EWT (Extended Well Testing). Wirth GH 4500 EG 4200 drilling plant. Built in Korea by Samsung (2000).

Dimensions:

Length overall:	228 m
Breadth, moulded:	42 m
Depth, moulded:	19 m
Operating draft:	12 m
Displacement:	96,455 t
Variable load:	over 20,000 t
Oil storage capacity:	140,000 bbl

Operating performance:

Drilling depth:	9,200 m
Water depth max:	3,000 m

SCARABEO 5

Semi-submersible drilling platform self-propelled; Emco C3 drilling plant. Built in Italy (Genoa) by Fincantieri shipyards (1990).

Dimensions:

Pontoon length:	111 m
Pontoon breadth:	14.3 m
Pontoon height:	9.5 m
Main hull length:	80.8 m
Main hull breadth:	68.8 m
Main hull depth:	7.3 m

Operating performance:

Dynamic assisted mooring:	up to 900 m w.d.
Dynamic positioned mode:	up to 2,000 m w.d.
Maximum drilling depth:	9,000 m
Water depth max:	2,000 m

4,300 t variable deck load in all conditions, under the most stringent codes.

SCARABEO 7

Semi-submersible drilling platform self-propelled; Wirth GH 3000 EG drilling plant. Built in Turkey by Tusla shipyard (1999) and perfected in Italy (Palermo) by Fincantieri shipyards (1999).

Dimensions:

Displacement:	38,100 t
Main deck width:	61.3 m
Main deck length:	77.5 m
Main deck depth:	4.5 m
Variable deck load:	4,000 t

Operating performance:

Drilling depth W/5" DP:	25,000 ft
Drilling depth:	8,000 m
Water depth max:	1,500 m

Positioning system: automatic thruster assisted 8 leg mooring system.

Contents

Eni Fact Book Engineering & Construction

Main operating data	2010	2011	2012	2013	2014
Offshore pipelines laid	(km)	1,365	1,682	1,435	1,106	1,772
Onshore pipelines laid	(km)	385	889	543	433	1,897
Offshore structures installed	(t)	46,606	105,033	122,765	206,959	101,799
Onshore structures installed	(t)	874,428	353,480	261,410	178,252	90,873
Offshore drilling	(km)	130	178	194	201	188
Onshore drilling	(km)	881	985	953	821	878
Offshore wells drilled	(units)	44	64	104	127	123
Onshore wells drilled	(units)	279	307	373	373	427

Drilling vessels
Name	Type	Drilling plant	Maximum depth (m)	Drilling maximum (m)	Other

Perro Negro 2	Jack-up	Oilwell E 2000	90	6,500	Heliport provided
Perro Negro 3	Jack-up	Ideco E 2100	90	6,000	Heliport provided
Perro Negro 5	Jack-up	National 1320 UE	90	6,500	Heliport provided
Perro Negro 6	Jack-up	National SSDG 3000	107	9,150	Heliport provided
Perro Negro 7	Jack-up	National 1625 UE	115	9,150	Heliport provided
Perro Negro 8	Jack-up	NOV SSDG 3000	107	9,100	Heliport provided
Scarabeo 3	Semi-submersible drilling platform helped propulsion system	National 1625 DE	550	7,600	Heliport provided
Scarabeo 4	Semi-submersible drilling platform helped propulsion system	National 1625 DE	550	7,600	Heliport provided
Scarabeo 5	Semi-submersible drilling platform helped propulsion system	Emco C 3	1,900	8,000	Heliport provided
Scarabeo 6	Semi-submersible drilling platform helped propulsion system	Oilwell E 3000	500	7,600	Heliport provided
Scarabeo 7	Semi-submersible drilling platform helped propulsion system	Wirth GH 3000 EG	1,500	8,000	Heliport provided
Scarabeo 8	Semi-submersible drilling platform helped propulsion system	NOV AHD-500-4600	3,000	10,660	Heliport provided
Scarabeo 9	Semi-submersible drilling platform helped propulsion system	Aker Maritime Ram Rig	3,650	15,200	Heliport provided
Saipem 10000	Ultra deep waters drillship, self-propelled, dynamic positioning	Wirth GH 4500 EG	3,000	9,200	Oil storage capacity: 140,000 bbl; heliport provided
Saipem 12000	Ultra deep waters drillship, self-propelled, dynamic positioning	NOV SSDG 5750	3,650	10,000	Heliport provided
Saipem TAD	Tender assisted drilling barge	Bentec 1500 Hp	150	4,877	Heliport provided

Contents

Eni Fact Book Engineering & Construction

Construction vessels
Name	Type	Laying technique	Transport/lifting capability (t)	Maximum laying depth (m)	Pipelaying maximum diameter (inches)

Saipem 7000	Semi-submersible, self-propelled pipelay and DP vessel capable of lifting structures and J-laying pipelines in deep waters	J	14,000	3,000	32
Saipem FDS	Multipurpose monohull dynamically positioned crane and pipelay (J-lay) vessel utilized for the development of hydrocarbon fields in deep waters	J	600	over 2,000	22
Saipem FDS 2	Multipurpose monohull dynamically positioned crane and pipelay (J-lay) vessel utilized for the development of hydrocarbon fields in deep waters. The vessel is equipped with a J-lay tower	J, S	2,000	3,000	36
Castoro 6	Semi-submersible pipelay vessel capable of laying large diameter pipe	S	300	1,000	60
Castoro 7	Semi-submersible pipelay vessel capable of laying large diameter pipe	S		1,000	60
Castoro 8	Crane and pipelay vessel	S	2,200	600	60
Castorone	Self-propelled, dynamically positioned pipe-laying vessel operating in S-lay mode with a 120-meter long S-lay stern ramp composed of 3 articulated and adjustable stinger sections for shallow and deep-water operation, a holding capacity of up to 750 tonnes (expandable to 1,000 tonnes), pipelay capability of up to 60 inches, onboard fabrication facilities for triple and double joints and large pipe storage capacity in cargo holds	S	1,000		60
Saipem 3000	Mono-hull, self-propelled DP crane ship, capable of laying flexible pipes and umbilicals in deep waters and lifting structures		2,200
Bar Protector	Dynamically positioned dive support vessel used for deep waters diving operations and works on platforms
Semac 1	Semi-submersible pipelay vessel capable of laying pipes in deep waters	S	318	600	58
Castoro 2	Derrick/lay barge	S	1,000		60
Castoro 10	Trench/lay barge	S		300	60
Castoro 12	Shallow waters pipelay barge	S		1.4	40
S355	Derrick/lay barge	S	600		42
Castoro 16	Post-trenching and back-filling barge of pipelines operating in ultra-shallow waters			1.4	40
Saibos 230	Derrick pipelay barge equipped with a mobile crane for piling, marine terminals and fixed platforms	S			30
Ersai 1 (a)	Technical pontoon equipped with two crawler cranes, capable of carrying out installations whilst grounded on the seabed (1,800 tonnes + 300 tonnes)		2,100
Ersai 2 (a)	Work barge equipped with a fixed crane capable of lifting structures		200
Ersai 3 (a)	Self-propelled workshop/storage barge used as support vessel, with storage space and office space for 50 people
Ersai 4 (a)	Self-propelled workshop/storage barge used as support vessel, with storage space and office space for 150 people
Ersai 400 (a)	Accommodation barge for up to 400 people, equipped with antigas shelter for H2S leaks
Castoro 9	Launching/cargo barge		5,000
Castoro 11	Heavy duty cargo barge		15,000
Castoro 14	Deck cargo barge		10,000
Castoro 15	Deck cargo barge		6,200
S42	Deck cargo barge, for S7000 tower storage		8,000
S43	Deck cargo barge
S44	Launching/cargo barge		30,000
S45	Launching/cargo barge		20,000
S46	Deck cargo barge
S47	Deck cargo barge
S600	Deck cargo barge		30,000
FPSO - Cidade de Vitoria	FPSO unit with a production capacity of up to 100,000 barrels a day
FPSO - Gimboa	FPSO unit with a production capacity of up to 60,000 barrels a day

(a) Owned by the Saipem-managed joint venture ER SAI Caspian Contractor Llc.

Contents

Eni Fact Book Financial Data

Financial Data

Profit and loss account	(euro million)	2010	2011	2012	2013	2014

Net sales from operations	96,617	107,690	127,109	114,697	109,847
Other income and revenues	967	926	1,548	1,387	1,101
Total revenues	97,584	108,616	128,657	116,084	110,948
Purchases, services and other	(68,774)	(78,795)	(95,034)	(90,003)	(86,340)
Payroll and related costs	(4,428)	(4,404)	(4,640)	(5,301)	(5,337)
Total operating expenses	(73,202)	(83,199)	(99,674)	(95,304)	(91,677)
Other operating income (expense)	131	171	(158)	(71)	145
Depreciation, depletion, amortization and impairments	(9,031)	(8,785)	(13,617)	(11,821)	(11,499)
Operating profit	15,482	16,803	15,208	8,888	7,917
Finance income (expense)	(749)	(1,146)	(1,371)	(1,009)	(1,065)
Net income from investments	1,112	2,123	2,789	6,085	490
Profit before income taxes	15,845	17,780	16,626	13,964	7,342
Income taxes	(8,581)	(9,903)	(11,679)	(9,005)	(6,492)
Tax rate (%)	54.2	55.7	70.2	64.5	88.4
Net profit - continuing operations	7,264	7,877	4,947	4,959	850
Attributable to:
- Eni’s shareholders	6,252	6,902	4,200	5,160	1,291
- non-controlling interest	1,012	975	747	(201)	(441)
Net profit - discontinued operations	119	(74)	3,732
Attributable to:
- Eni’s shareholders	66	(42)	3,590
- non-controlling interest	53	(32)	142
Net profit	7,383	7,803	8,679	4,959	850
Attributable to:
- Eni’s shareholders	6,318	6,860	7,790	5,160	1,291
- non-controlling interest	1,065	943	889	(201)	(441)
Net profit attributable to Eni's shareholders - continuing operations	6,252	6,902	4,200	5,160	1,291
Exclusion of inventory holding (gains) losses	(610)	(724)	(23)	438	1,008
Exclusion of special items	1,128	760	2,953	(1,168)	1,408
of which:
- non-recurring items	(246)	69
- other special items	1,374	691	2,953	(1,168)	1,408
Adjusted net profit attributable to Eni’s shareholders - continuing operations	6,770	6,938	7,130	4,430	3,707
Adjusted net profit attributable to Eni’s shareholders - discontinued operations	99	31	195
Adjusted net profit attributable to Eni’s shareholders	6,869	6,969	7,325	4,430	3,707

Contents

Eni Fact Book Financial Data

Summarized Group Balance Sheet	(euro million)	Dec. 31, 2010	Dec. 31, 2011	Dec. 31, 2012	Dec. 31, 2013	Dec. 31, 2014

Fixed assets
Property, plant and equipment	67,404	73,578	64,798	63,763	71,962
Inventories - Compulsory stock	2,024	2,433	2,541	2,573	1,581
Intangible assets	11,172	10,950	4,487	3,876	3,645
Equity-accounted investments and other investments	6,090	6,242	8,538	6,180	5,130
Receivables and securities held for operating purposes	1,743	1,740	1,126	1,339	1,861
Net payables related to capital expenditure	(970)	(1,576)	(1,139)	(1,255)	(1,971)
	87,463	93,367	80,351	76,476	82,208
Net working capital
Inventories	6,589	7,575	8,578	7,939	7,555
Trade receivables	17,221	17,709	19,958	21,212	19,709
Trade payables	(13,111)	(13,436)	(15,052)	(15,584)	(15,015)
Tax payables and provisions for net deferred tax liabilities	(2,684)	(3,503)	(3,265)	(3,062)	(1,865)
Provisions	(11,792)	(12,735)	(13,567)	(13,120)	(15,898)
Other current assets and liabilities	(1,286)	281	1,735	1,274	222
	(5,063)	(4,109)	(1,613)	(1,341)	(5,292)
Provisions for employee post-retirement benefits	(1,032)	(1,039)	(1,407)	(1,279)	(1,313)
Assets held for sale including related liabilities	479	206	155	2,156	291
CAPITAL EMPLOYED, NET	81,847	88,425	77,486	76,012	75,894
Shareholders’ equity
attributable to: - Eni's shareholders	51,206	55,472	59,060	58,210	59,754
attributable to: - non-controlling interest	4,522	4,921	3,357	2,839	2,455
	55,728	60,393	62,417	61,049	62,209
Net borrowings	26,119	28,032	15,069	14,963	13,685
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	81,847	88,425	77,486	76,012	75,894

Contents

Eni Fact Book Financial Data

Summarized Group Cash Flow Statement	(euro million)	2010	2011	2012	2013	2014

Net profit - continuing operations	7,264	7,877	4,947	4,959	850
Adjustments to reconcile net profit to net cash provided by operating activities:
- depreciation, depletion and amortization and other non-monetary items	8,521	8,606	11,501	9,723	12,131
- net gains on disposal of assets	(558)	(1,176)	(875)	(3,770)	(95)
- dividends, interests, taxes and other changes	8,829	9,918	11,962	9,174	6,655
Changes in working capital related to operations	(1,158)	(1,696)	(3,281)	456	2,668
Dividends received, taxes paid, interest (paid) received during the period	(8,758)	(9,766)	(11,702)	(9,516)	(7,099)
Net cash provided by operating activities - continuing operations	14,140	13,763	12,552	11,026	15,110
Net cash provided by operating activities - discontinued operations	554	619	15
Net cash provided by operating activities	14,694	14,382	12,567	11,026	15,110
Capital expenditure - continuing operations	(12,450)	(11,909)	(12,805)	(12,800)	(12,240)
Capital expenditure - discontinued operations	(1,420)	(1,529)	(756)
Capital expenditure	(13,870)	(13,438)	(13,561)	(12,800)	(12,240)
Investments and purchase of consolidated subsidiaries and businesses	(410)	(360)	(569)	(317)	(408)
Disposals	1,113	1,912	6,025	6,360	3,684
Other cash flow related to capital expenditure, investments and disposals	228	627	(193)	(243)	435
Free cash flow	1,755	3,123	4,269	4,026	6,581
Borrowings (repayment) of debt related to financing activities	(26)	41	(79)	(3,981)	(414)
Changes in short and long-term financial debt	2,272	1,104	5,814	1,715	(628)
Dividends paid and changes in non-controlling interests and reserves	(4,099)	(4,327)	(3,743)	(4,225)	(4,434)
Effect of changes in consolidation and exchange differences	39	10	(16)	(40)	78
NET CASH FLOW FOR THE PERIOD	(59)	(49)	6,245	(2,505)	1,183

Change in net borrowings	(euro million)	2010	2011	2012	2013	2014

Free cash flow	1,755	3,123	4,269	4,026	6,581
Net borrowings of acquired companies	(33)		(2)	(21)	(19)
Net borrowings of divested companies		(192)	12,446	(23)
Exchange differences on net borrowings and other changes	(687)	(517)	(345)	349	(850)
Dividends paid and changes in non-controlling interest and reserves	(4,099)	(4,327)	(3,743)	(4,225)	(4,434)
CHANGE IN NET BORROWINGS	(3,064)	(1,913)	12,625	106	1,278

Net sales from operations	(euro million)	2010	2011	2012	2013	2014

Exploration & Production	29,497	29,121	35,874	31,264	28,488
Gas & Power	27,806	33,093	36,198	32,212	28,250
Refining & Marketing	43,190	51,219	62,531	57,238	56,153
Versalis	6,141	6,491	6,418	5,859	5,284
Engineering & Construction	10,581	11,834	12,799	11,598	12,873
Other activities	105	85	119	80	78
Corporate and financial companies	1,386	1,365	1,369	1,453	1,378
Impact of unrealized intragroup profit elimination (a)	100	(54)	(75)	18	54
Consolidation adjustment	(22,189)	(25,464)	(28,124)	(25,025)	(22,711)
	96,617	107,690	127,109	114,697	109,847

(a) This item concerned mainly intragroup sales of commodities, services and capital goods recorded in the assets of the purchasing business segment as of end of the period.

Net sales to customers	(euro million)	2010	2011	2012	2013	2014

Exploration & Production	12,947	10,677	15,552	13,046	11,870
Gas & Power	26,837	31,749	34,160	30,987	27,147
Refining & Marketing	41,845	48,428	59,569	54,341	53,957
Versalis	5,898	6,202	6,007	5,570	5,031
Engineering & Construction	8,779	10,510	11,690	10,580	11,629
Other activities	80	62	79	41	31
Corporate and financial companies	131	116	127	114	128
Impact of unrealized intragroup profit elimination	100	(54)	(75)	18	54
	96,617	107,690	127,109	114,697	109,847

Contents

Eni Fact Book Financial Data

Net sales by geographic area of destination	(euro million)	2010	2011	2012	2013	2014

Italy	45,896	31,906	33,860	31,949	29,621
Other EU countries	21,125	35,920	35,909	31,629	29,933
Rest of Europe	4,172	7,153	9,645	11,462	12,434
Africa	13,068	11,333	14,710	12,073	11,640
Americas	6,282	9,612	15,244	7,752	8,944
Asia	5,785	10,258	16,394	18,608	16,257
Other areas	289	1,508	1,347	1,224	1,018
Total outside Italy	50,721	75,784	93,249	82,748	80,226
	96,617	107,690	127,109	114,697	109,847

Net sales by geographic area of origin	(euro million)	2010	2011	2012	2013	2014

Italy	55,455	62,789	72,607	73,483	69,847
Other EU countries	16,983	20,914	19,570	15,626	15,936
Rest of Europe	1,986	3,101	3,736	3,292	3,264
Africa	12,586	9,384	13,976	11,851	11,174
Americas	5,588	7,107	12,020	5,793	5,838
Asia	3,692	3,937	4,458	3,779	3,362
Other areas	327	458	742	873	426
Total outside Italy	41,162	44,901	54,502	41,214	40,000
	96,617	107,690	127,109	114,697	109,847

Purchases, services and other	(euro million)	2010	2011	2012	2013	2014

Production costs - raw, ancillary and consumable materials and goods	48,407	60,826	74,643	67,004	63,605
Production costs - services	14,939	13,551	15,142	17,711	16,979
Operating leases and other	2,997	3,045	3,440	3,678	4,080
Net provisions	1,401	527	856	850	494
Other expenses	1,252	1,140	1,358	1,147	1,516
less:
capitalized direct costs associated with self-constructed tangible and intangible assets	(222)	(294)	(405)	(387)	(334)
	68,774	78,795	95,034	90,003	86,340

Principal accountant fees and services	(euro thousand)	2010	2011	2012	2013	2014

Audit fees	21,114	22,031	23,042	28,023	27,607
Audit-related fees	183	1,113	1,351	1,574	1,287
Tax fees	166	323	25	21	11
All other fees			3
	21,463	23,467	24,421	29,618	28,905

Payroll and related costs	(euro million)	2010	2011	2012	2013	2014

Wages and salaries	3,299	3,435	3,904	4,395	4,645
Social security contributions	631	675	679	657	709
Cost related to defined benefit plans	154	148	110	92	104
Other costs	557	334	184	411	235
less:
capitalized direct costs associated with self-constructed tangible and intangible assets	(213)	(188)	(237)	(254)	(356)
	4,428	4,404	4,640	5,301	5,337

Contents

Eni Fact Book Financial Data

Depreciation, depletion, amortization and impairments	(euro million)	2010	2011	2012	2013	2014

Exploration & Production	6,928	6,251	7,985	7,810	8,473
Gas & Power	425	413	480	413	334
Refining & Marketing	333	351	366	345	283
Versalis	83	90	90	95	99
Engineering & Construction	513	596	683	721	737
Other activities	2	2	1	1	1
Corporate and financial companies	79	75	65	61	69
Impact of unrealized intragroup profit elimination	(20)	(23)	(25)	(25)	(26)
Total depreciation, depletion and amortization	8,343	7,755	9,645	9,421	9,970
Exploration & Production	123	189	547	19	690
Gas & Power	426	154	2,443	1,685	25
Refining & Marketing	76	488	843	633	284
Versalis	52	160	112	44	96
Engineering & Construction	3	35	25		420
Other activities	8	4	2	19	14
Total impairment	688	1,030	3,972	2,400	1,529
	9,031	8,785	13,617	11,821	11,499

Operating profit by segment	(euro million)	2010	2011	2012	2013	2014

Exploration & Production	13,866	15,887	18,470	14,868	10,766
Gas & Power	896	(326)	(3,125)	(2,967)	186
Refining & Marketing	149	(273)	(1,264)	(1,492)	(2,229)
Versalis	(86)	(424)	(681)	(725)	(704)
Engineering & Construction	1,302	1,422	1,453	(98)	18
Other activities	(1,384)	(427)	(300)	(337)	(272)
Corporate and financial companies	(361)	(319)	(341)	(399)	(246)
Impact of unrealized intragroup profit elimination	1,100	1,263	996	38	398
	15,482	16,803	15,208	8,888	7,917

Contents

Eni Fact Book Financial Data

Non-GAAP measures

Reconciliation of reported operating profit and reported net profit to results on an adjusted basis

Management evaluates Group and business performance on the basis of adjusted operating profit and adjusted net profit, which are arrived at by excluding inventory holding gains or losses, special items and, in determining the business segments’ adjusted results, finance charges on finance debt and interest income. The adjusted operating profit of each business segment reports gains and losses on derivative financial instruments entered into to manage exposure to movements in foreign currency exchange rates which impact industrial margins and translation of commercial payables and receivables. Accordingly also currency translation effects recorded through profit and loss are reported within business segments’ adjusted operating profit. The taxation effect of the items excluded from adjusted operating or net profit is determined based on the specific rate of taxes applicable to each of them (27.5%). The Italian statutory tax rate is applied to finance charges and income. Adjusted operating profit and adjusted net profit are non-GAAP financial measures under either IFRS, or US GAAP. Management includes them in order to facilitate a comparison of base business performance across periods, and to allow financial analysts to evaluate Eni’s trading performance on the basis of their forecasting models.

The following is a description of items that are excluded from the calculation of adjusted results.
Inventory holding gain or loss is the difference between the cost of sales of the volumes sold in the period based on the cost of supplies of the same period and the cost of sales of the volumes sold calculated using the weighted average cost method of inventory accounting.

Special items include certain significant income or charges pertaining to either: (i) infrequent or unusual events and transactions, being identified as non-recurring items under such circumstances; (ii) certain events or transactions which are not considered to be representative of the ordinary course of business, as in the case of environmental provisions, restructuring charges, asset impairments or write ups and gains or losses on divestments even though they occurred in past periods or are likely to occur in future ones; or (iii) exchange rate differences and derivatives relating to industrial activities and commercial payables and receivables, particularly exchange rate derivatives to manage commodity pricing formulas which are quoted in a currency other than the functional currency. Those items are reclassified in operating profit with a corresponding adjustment to net finance charges, notwithstanding the handling of foreign currency exchange risks is made centrally by netting off naturally occurring opposite positions and then dealing with any residual risk exposure in the exchange rate market.
As provided for in Decision No. 15519 of July 27, 2006 of the Italian market regulator (CONSOB), non-recurring material income or charges are to be clearly reported in the management’s discussion and financial tables. Also, special items allow to allocate to future reporting periods gains and losses on re-measurement at fair value of certain non hedging commodity derivatives and exchange rate derivatives relating to commercial exposures, lacking the criteria to be designed as hedges, including the ineffective portion of cash flow hedges and certain derivative financial instruments embedded in the pricing formula of long-term gas supply agreements of the Exploration & Production segment.

Finance charges or income related to net borrowings excluded from the adjusted net profit of business segments are comprised of interest charges on finance debt and interest income earned on cash and cash equivalents not related to operations.
Therefore, the adjusted net profit of business segments includes finance charges or income deriving from certain segment operated assets, i.e., interest income on certain receivable financing and securities related to operations and finance charge pertaining to the accretion of certain provisions recorded on a discounted basis (as in the case of the asset retirement obligations in the Exploration & Production segment). Finance charges or interest income and related taxation effects excluded from the adjusted net profit of the business segments are allocated on the aggregate Corporate and financial companies.

For a reconciliation of adjusted operating profit, adjusted net profit to reported operating profit and reported net profit see tables below.

Contents

Eni Fact Book Financial Data

2010	(euro million)
Other activities(a)	Discontinued operations

Exploration & Production	Gas & Power (a)	Refining & Marketing	Versalis	Engineering & Construction	Corporate and financial companies	Snam	Other activities	Impact of unrealized intragroup profit elimination	GROUP	Snam	Consolidation adjustments	Total	Continuing operations

Reported operating profit	13,866	896	149	(86)	1,302	(361)	2,000	(1,384)	(271)	16,111	(2,000)	1,371	(629)	15,482
Exclusion of inventory holding (gains) losses		(117)	(659)	(105)						(881)				(881)
Exclusion of special items:
net asset impairments	127	426	76	52	3		10	8		702	(10)		(10)	692
gains on disposal of assets	(241)		(16)		5		4			(248)	(4)		(4)	(252)
risk provisions		78	2			8		7		95				95
environmental charges	30	16	169				9	1,145		1,369	(9)		(9)	1,360
provision for redundancy incentives	97	52	113	26	14	88	23	10		423	(23)		(23)	400
commodity derivatives		30	(10)		(22)					(2)				(2)
exchange rate differences and derivatives	14	195	(10)	17						216				216
other	5	(38)	5					9		(19)				(19)
Special items of operating profit	32	489	329	95	24	96	46	1,179		2,290	(46)		(46)	2,244
Adjusted operating profit	13,898	1,268	(181)	(96)	1,326	(265)	2,046	(205)	(271)	17,520	(2,046)	1,371	(675)	16,845
Net finance (expense) income (b)	(205)	34			33	(783)	22	(9)		(908)	(22)		(22)	(930)
Net income (expense) from investments (b)	274	362	92	1	10		44	(2)		781	(44)		(44)	737
Income taxes (b)	(8,358)	(397)	33	22	(375)	181	(667)		102	(9,459)	667	(78)	589	(8,870)
Tax rate (%)	59.8	23.9	..		27.4		31.6			54.4				53.3
Adjusted net profit	5,609	1,267	(56)	(73)	994	(867)	1,445	(216)	(169)	7,934	(1,445)	1,293	(152)	7,782
of which attributable to:
- non-controlling interest										1,065			(53)	1,012
- Eni’s shareholders										6,869			(99)	6,770
Reported net profit attributable to Eni’s shareholders										6,318			(66)	6,252
Exclusion of inventory holding(gains) losses										(610)				(610)
Exclusion of special items:										1,161			(33)	1,128
- non-recurring charges										(246)				(246)
- other special (income) charges										1,407			(33)	1,374
Adjusted net profit attributable to Eni’s shareholders										6,869			(99)	6,770
(a) Following the announced divestment plan, Snam results are reclassified from "Gas & Power" sector to "Other activities" and accounted as discontinued operations. (b) Excluding special items.

Contents

Eni Fact Book Financial Data

2011	(euro million)
Other activities(a)	Discontinued operations

Exploration & Production	Gas & Power (a)	Refining & Marketing	Versalis	Engineering & Construction	Corporate and financial companies	Snam	Other activities	Impact of unrealized intragroup profit elimination	GROUP	Snam	Consolidation adjustments	Total	Continuing operations

Reported operating profit	15,887	(326)	(273)	(424)	1,422	(319)	2,084	(427)	(189)	17,435	(2,084)	1,452	(632)	16,803
Exclusion of inventory holding (gains) losses		(166)	(907)	(40)						(1,113)				(1,113)
Exclusion of special items:
net asset impairments	190	154	488	160	35		(9)	4		1,022	9		9	1,031
gains on disposal of assets	(63)		10		4	(1)	(4)	(7)		(61)	4		4	(57)
risk provisions		77	8			(6)		9		88				88
environmental charges			34	1			10	141		186	(10)		(10)	176
provision for redundancy incentives	44	34	81	17	10	9	6	8		209	(6)		(6)	203
commodity derivatives	1	45	(3)		(28)					15				15
exchange rate differences and derivatives	(2)	(82)	(4)	3						(85)				(85)
other	18	17	27			51	24	(13)		124	(24)		(24)	100
Special items of operating profit	188	245	641	191	21	53	27	201		1,567	(27)		(27)	1,540
Adjusted operating profit	16,075	(247)	(539)	(273)	1,443	(266)	2,111	(226)	(189)	17,889	(2,111)	1,452	(659)	17,230
Net finance (expense) income (b)	(231)	43				(876)	19	5		(1,040)	(19)		(19)	(1,059)
Net income (expense) from investments (b)	624	363	99		95	1	44	(3)		1,223	(44)		(44)	1,179
Income taxes (b)	(9,603)	93	176	67	(440)	388	(918)	(1)	78	(10,160)	918	(195)	723	(9,437)
Tax rate (%)	58.3	..	..		28.6		42.2			56.2				5.4
Adjusted net profit	6,865	252	(264)	(206)	1,098	(753)	1,256	(225)	(111)	7,912	(1,256)	1,257	1	7,913
of which attributable to:
- non-controlling interest										943			32	975
- Eni’s shareholders										6,969			(31)	6,938
Reported net profit attributable to Eni’s shareholders										6,860			42	6,902
Exclusion of inventory holding (gains) losses										(724)				(724)
Exclusion of special items:										833			(73)	760
- non-recurring charges										69				69
- other special (income) charges										764			(73)	691
Adjusted net profit attributable to Eni’s shareholders										6,969			(31)	6,938
(a) Following the announced divestment plan, Snam results are reclassified from "Gas & Power" sector to "Other activities" and accounted as discontinued operations. (b) Excluding special items.

Contents

Eni Fact Book Financial Data

2012	(euro million)
Other activities(a)	Discontinued operations

Exploration & Production	Gas & Power (a)	Refining & Marketing	Versalis	Engineering & Construction	Corporate and financial companies	Snam	Other activities	Impact of unrealized intragroup profit elimination	GROUP	Snam	Consolidation adjustments	Total	Continuing operations

Reported operating profit	18,470	(3,125)	(1,264)	(681)	1,453	(341)	1,679	(300)	208	16,099	(1,679)	788	(891)	15,208
Exclusion of inventory holding (gains) losses		163	(29)	63					(214)	(17)				(17)
Exclusion of special items:
asset impairments	550	2,443	846	112	25			2		3,978				3,978
gains on disposal of assets	(542)	(3)	5	1	3		(22)	(12)		(570)	22		22	(548)
risk provisions	7	831	49	18		5		35		945				945
environmental charges		(2)	40				71	25		134	(71)		(71)	63
provision for redundancy incentives	6	5	19	14	7	11	2	2		66	(2)		(2)	64
commodity derivatives	1			1	(3)					(1)				(1)
exchange rate differences and derivatives	(9)	(52)	(8)	(11)						(80)				(80)
other	54	138	53					26		271				271
Special items of operating profit	67	3,360	1,004	135	32	16	51	78		4,743	(51)		(51)	4,692
Adjusted operating profit	18,537	398	(289)	(483)	1,485	(325)	1,730	(222)	(6)	20,825	(1,730)	788	(942)	19,883
Net finance (expense) income (b)	(264)	11	(14)	(3)	(7)	(867)	(54)	(24)		(1,222)	54		54	(1,168)
Net income (expense) from investments (b)	436	233	43	2	46	99	38	(1)		896	(38)		(38)	858
Income taxes (b)	(11,283)	(163)	79	89	(413)	116	(712)		2	(12,285)	712	(123)	589	(11,696)
Tax rate (%)	60.3	25.4	..		27.1		41.5			59.9				59.8
Adjusted net profit	7,426	479	(181)	(395)	1,111	(977)	1,002	(247)	(4)	8,214	(1,002)	665	(337)	7,877
of which attributable to:
- non-controlling interest										889			(142)	747
- Eni’s shareholders										7,325			(195)	7,130
Reported net profit attributable to Eni’s shareholders										7,790			(3,590)	4,200
Exclusion of inventory holding (gains) losses										(23)				(23)
Exclusion of special items										(442)			3,395	2,953
Adjusted net profit attributable to Eni’s shareholders										7,325			(195)	7,130
(a) Following the announced divestment plan, Snam results are reclassified from "Gas & Power" sector to "Other activities" and accounted as discontinued operations. (b) Excluding special items.

Contents

Eni Fact Book Financial Data

2013	(euro million)
Exploration & Production	Gas & Power	Refining & Marketing	Versalis	Engineering & Construction	Other activities	Corporate and financial companies	Impact of unrealized intragroup profit elimination	GROUP

Reported operating profit	14,868	(2,967)	(1,492)	(725)	(98)	(337)	(399)	38	8,888
Exclusion of inventory holding (gains) losses		191	221	213				91	716
Exclusion of special items:
asset impairments	19	1,685	633	44		19			2,400
gains on disposal of assets	(283)	1	(9)		107	(3)			(187)
risk provisions	7	292		4		31			334
environmental charges		(1)	93	61		52			205
provision for redundancy incentives	52	10	91	23	2	20	72		270
commodity derivatives	(2)	314	5	(1)	(1)				315
exchange rate differences and derivatives	(2)	(186)	(2)	(5)					(195)
other	(16)	23	3		(109)	8	(5)		(96)
Special items of operating profit	(225)	2,138	814	126	(1)	127	67		3,046
Adjusted operating profit	14,643	(638)	(457)	(386)	(99)	(210)	(332)	129	12,650
Net finance (expense) income (a)	(264)	14	(6)	(2)	(5)	4	(571)		(830)
Net income (expense) from investments (a)	367	70	56		2	1	290		786
Income taxes (a)	(8,796)	301	175	50	(151)		129	(90)	(8,382)
Tax rate (%)	59.7	..	..		..		41.5		66.5
Adjusted net profit	5,950	(253)	(232)	(338)	(253)	(205)	(484)	39	4,224
of which attributable to:
- non-controlling interest									(206)
- Eni’s shareholders									4,430
Reported net profit attributable to Eni’s shareholders									5,160
Exclusion of inventory holding (gains) losses									438
Exclusion of special items									(1,168)
Adjusted net profit attributable to Eni’s shareholders									4,430
(a) Excluding special items.

Contents

Eni Fact Book Financial Data

2014	(euro million)
Exploration & Production	Gas & Power	Refining & Marketing	Versalis	Engineering & Construction	Other activities	Corporate and financial companies	Impact of unrealized intragroup profit elimination	GROUP

Reported operating profit	10,766	186	(2,229)	(704)	18	(272)	(246)	398	7,917
Exclusion of inventory holding (gains) losses		(119)	1,576	170				(167)	1,460
Exclusion of special items:
asset impairments	692	25	284	96	420	14			1,531
gains on disposal of assets	(76)		(2)	45	2	3			(28)
risk provisions	(5)	(42)			25	7	5		(10)
environmental charges			111	27		41			179
provision for redundancy incentives	24	11	(6)		5	(3)	(22)		9
commodity derivatives	(28)	(43)	42	4	9				(16)
exchange rate differences and derivatives	6	228	(9)	4					229
other	172	64	25	12		32	(2)		303
Special items of operating profit	785	243	445	188	461	94	(19)		2,197
Adjusted operating profit	11,551	310	(208)	(346)	479	(178)	(265)	231	11,574
Net finance (expense) income (a)	(287)	7	(9)	(3)	(6)	(22)	(542)		(862)
Net income (expense) from investments (a)	323	49	67	(3)	21		(156)		301
Income taxes (a)	(7,164)	(176)	3	75	(185)		312	(79)	(7,214)
Tax rate (%)	61.8	48.1	..		37.4				65.5
Adjusted net profit	4,423	190	(147)	(277)	309	(200)	(651)	152	3,799
of which attributable to:
- non-controlling interest									92
- Eni’s shareholders									3,707
Reported net profit attributable to Eni’s shareholders									1,291
Exclusion of inventory holding (gains) losses									1,008
Exclusion of special items									1,408
Adjusted net profit attributable to Eni’s shareholders									3,707
(a) Excluding special items.

Contents

Eni Fact Book Financial Data

Breakdown of special items (a)	(euro million)	2010	2011	2012	2013	2014

Non-recurring charges (income)	(246)	69
of which: estimated charge from the possible resolution of the TSKJ matter
of which: settlement/payments on antitrust and other Authorities proceedings	(246)	69
Other special charges (income):	2,536	1,498	4,743	3,046	2,197
- asset impairments	702	1,022	3,978	2,400	1,531
- gains on disposal of assets	(248)	(61)	(570)	(187)	(28)
- risk provisions	95	88	945	334	(10)
- environmental charges	1,369	186	134	205	179
- provision for redundancy incentives	423	209	66	270	9
- commodity derivatives	(2)	15	(1)	315	(16)
- exchange rate differences and derivatives	216	(85)	(80)	(195)	229
- other	(19)	124	271	(96)	303
Special items of operating profit	2,290	1,567	4,743	3,046	2,197
Net finance (income) expense	(181)	89	203	179	203
of which:
exchange rate differences and derivatives	(216)	85	80	195	(229)
Net income (expense) from investments	(324)	(883)	(5,373)	(5,299)	(189)
of which:
gains on disposals of assets	(332)	(1,118)	(2,354)	(3,599)	(159)
of which: international transport		(1,044)
of which: divestment of the 28.57% of Eni’s interest in Eni East Africa				(3,359)
of which: Galp			(311)	(98)
of which: Snam			(2,019)	(75)
of which: Padana Energia	(169)
of which: GreenStream	(93)
gains on investment revaluation			(3,151)	(1,682)	(54)
of which: Galp			(1,700)
of which: Snam			(1,451)
of which: Artic Russia				(1,682)
impairments	28	191	191	11	(38)
Income taxes	(624)	60	(15)	901	(270)
of which:
impairment on deferred tax assets of Italian subsidiaries			803	954	976
other net tax refund					(824)
deferred tax adjustment on PSAs		552		490	69
re-allocation of tax impact on intercompany dividends and other special items	29	29	147	64	(12)
taxes on special items	(653)	(521)	(965)	(607)	(479)
Total special items of net profit	1,161	833	(442)	(1,173)	1,941
attributable to:
- non-controlling interest				(5)	533
- Eni's shareholders	1,161	833	(442)	(1,168)	1,408
(a) Including discontinued operations.

Adjusted operating profit by segment	(euro million)	2010	2011	2012	2013	2014

Exploration & Production	13,898	16,075	18,537	14,643	11,551
Gas & Power	1,268	(247)	398	(638)	310
Refining & Marketing	(181)	(539)	(289)	(457)	(208)
Versalis	(96)	(273)	(483)	(386)	(346)
Engineering & Construction	1,326	1,443	1,485	(99)	479
Other activities	(205)	(226)	(222)	(210)	(178)
Corporate and financial companies	(265)	(266)	(325)	(332)	(265)
Impact of unrealized intragroup profit elimination	1,100	1,263	782	129	231
	16,845	17,230	19,883	12,650	11,574

Contents

Eni Fact Book Financial Data

Adjusted net profit by segment	(euro million)	2010	2011	2012	2013	2014

Exploration & Production	5,609	6,865	7,426	5,950	4,423
Gas & Power	1,267	252	479	(253)	190
Refining & Marketing	(56)	(264)	(181)	(232)	(147)
Versalis	(73)	(206)	(395)	(338)	(277)
Engineering & Construction	994	1,098	1,111	(253)	309
Other activities	(216)	(225)	(247)	(205)	(200)
Corporate and financial companies	(867)	(753)	(977)	(484)	(651)
Impact of unrealized intragroup profit elimination	1,124	1,146	661	39	152
	7,782	7,913	7,877	4,224	3,799
of which attributable to:
- non-controlling interest	1,012	975	747	(206)	92
- Eni's shareholders	6,770	6,938	7,130	4,430	3,707

Finance income (expense)	(euro million)	2010	2011	2012	2013	2014

Income from equity instruments
Exchange differences, net	92	(111)	131	37	(250)
Finance income (expense) related to net borrowings and other	(634)	(809)	(1,101)	(892)	(856)
Net income from securities	10	9	9	8	9
Financial expense due to the passage of time (accretion discount)	(236)	(235)	(308)	(240)	(293)
Income (expense) on derivatives	(131)	(112)	(252)	(92)	162
less:
finance expense capitalized	150	112	150	170	163
	(749)	(1,146)	(1,371)	(1,009)	(1,065)
of which, net income from receivables and securities held for financing operating activities and interest on tax credits	64	67	46	58	111

Income (expense on) from investments	(euro million)	2010	2011	2012	2013	2014

Share of profit of equity-accounted investments	673	634	451	313	215
Share of loss of equity-accounted investments	(149)	(106)	(250)	(105)	(86)
Gains on disposals	332	1,121	349	3,598	163
Dividends	264	659	431	400	385
Decreases (increases) in the provision for losses on investments	(31)	(28)	(15)	14	(8)
Other income (expense), net	23	(157)	1,823	1,865	(179)
	1,112	2,123	2,789	6,085	490

Contents

Eni Fact Book Financial Data

Property, plant and equipment by segment (at year end)	(euro million)	2010	2011	2012	2013	2014

Property, plant and equipment by segment, gross
Exploration & Production	85,494	96,561	103,318	107,329	129,331
Gas & Power	4,155	4,206	5,735	5,763	5,982
Refining & Marketing	14,177	14,884	16,805	17,383	17,358
Versalis	5,226	5,438	5,589	5,898	6,070
Engineering & Construction	10,714	11,809	12,621	12,774	13,657
Other activities - Snam (*)	18,355	19,449
Other activities	1,614	1,617	1,617	1,522	1,548
Corporate and financial companies	372	422	470	589	653
Impact of unrealized intragroup profit elimination	(495)	(523)	(486)	(490)	(572)
	139,612	153,863	145,669	150,768	174,027
Property, plant and equipment by segment, net
Exploration & Production	40,521	45,527	47,509	48,134	56,654
Gas & Power	2,614	2,501	3,356	1,969	1,984
Refining & Marketing	4,766	4,758	4,851	4,575	4,461
Versalis	990	960	928	1,105	1,193
Engineering & Construction	7,422	7,969	8,213	7,928	7,616
Other activities - Snam (*)	11,262	12,016
Other activities	78	76	76	72	74
Corporate and financial companies	171	196	227	322	378
Impact of unrealized intragroup profit elimination	(420)	(425)	(362)	(342)	(398)
	67,404	73,578	64,798	63,763	71,962
(*) Property, plant and equipment pertaining to the segment Other activities - Snam has been reclassified from the Gas & Power segment.

Capital expenditure by segment	(euro million)	2010	2011	2012	2013	2014

Exploration & Production	9,690	9,435	10,307	10,475	10,524
Gas & Power	265	192	213	229	172
Refining & Marketing	711	866	898	672	537
Versalis	251	216	172	314	282
Engineering & Construction	1,552	1,090	1,011	902	694
Other activities	22	10	14	21	30
Corporate and financial companies	109	128	152	190	83
Impact of unrealized intragroup profit elimination	(150)	(28)	38	(3)	(82)
Capital expenditure - continuing operations	12,450	11,909	12,805	12,800	12,240
Capital expenditure - discontinued operations	1,420	1,529	756
Capital expenditure	13,870	13,438	13,561	12,800	12,240
Investments	410	360	569	317	408
Capital expenditure and investments	14,280	13,798	14,130	13,117	12,648

Capital expenditure by geographic area of origin	(euro million)	2010	2011	2012	2013	2014

Italy	1,624	2,058	2,170	2,044	1,785
Other European Union countries	1,710	1,343	1,263	1,089	853
Rest of Europe	724	1,168	1,626	1,553	1,407
Africa	5,083	4,369	4,725	4,556	4,864
Americas	1,156	978	1,184	1,506	1,196
Asia	1,941	1,608	1,663	1,799	1,974
Other areas	212	385	174	253	161
Total outside Italy	10,826	9,851	10,635	10,756	10,455
Capital expenditure - continuing operations	12,450	11,909	12,805	12,800	12,240
Capital expenditure - discontinued operations
Italy	1,420	1,529	756
Capital expenditure	13,870	13,438	13,561	12,800	12,240

Contents

Eni Fact Book Financial Data

Net borrowings	(euro million)
Debt and bonds	Cash and cash equivalents	Securities held for trading and other securities held for non-operating purposes	Financing receivables held for non-operating purposes	Total

2010
Short-term debt	7,478	(1,549)	(109)	(6)	5,814
Long-term debt	20,305				20,305
	27,783	(1,549)	(109)	(6)	26,119
2011
Short-term debt	6,495	(1,500)	(37)	(28)	4,930
Long-term debt	23,102				23,102
	29,597	(1,500)	(37)	(28)	28,032
2012
Short-term debt	5,047	(7,936)	(36)	(1,151)	(4,076)
Long-term debt	19,145				19,145
	24,192	(7,936)	(36)	(1,151)	15,069
2013
Short-term debt	4,685	(5,431)	(5,037)	(129)	(5,912)
Long-term debt	20,875				20,875
	25,560	(5,431)	(5,037)	(129)	14,963
2014
Short-term debt	6,575	(6,614)	(5,037)	(555)	(5,631)
Long-term debt	19,316				19,316
	25,891	(6,614)	(5,037)	(555)	13,685

Contents

Eni Fact Book Employees

Employees

Employees at year end (*)	2010	2011	2012	2013	2014

	Italy	3,906	3,797	3,933	4,133	4,534
Exploration & Production	Outside Italy	6,370	6,628	7,371	8,219	8,243
		10,276	10,425	11,304	12,352	12,777
	Italy	2,479	2,310	2,126	2,178	1,980
Gas & Power	Outside Italy	2,593	2,485	2,710	2,438	2,248
		5,072	4,795	4,836	4,616	4,228
	Italy	6,162	5,790	6,098	5,909	4,897
Refining & Marketing	Outside Italy	1,860	1,801	2,510	2,529	1,877
		8,022	7,591	8,608	8,438	6,774
	Italy	4,903	4,750	4,606	4,615	4,476
Versalis	Outside Italy	1,069	1,054	1,062	1,093	967
		5,972	5,804	5,668	5,708	5,443
	Italy	4,915	5,197	5,186	5,136	5,016
Engineering & Construction	Outside Italy	33,911	33,364	38,201	42,073	44,543
		38,826	38,561	43,387	47,209	49,559
	Italy	939	880	871	818	726
Other activities	Outside Italy	-	-	-	-	-
		939	880	871	818	726
	Italy	4,497	4,334	4,577	4,589	4,594
Corporate and financial companies	Outside Italy	164	184	154	157	304
		4,661	4,518	4,731	4,746	4,898
	Italy	27,801	27,058	27,397	27,378	26,223
Total employees at year end	Outside Italy	45,967	45,516	52,008	56,509	58,182
		73,768	72,574	79,405	83,887	84,405
of which: senior managers		1,454	1,468	1,504	1,505	1,503

(*) 2012, 2013 and 2014 data include employees of consolidated subsidiaries and equity accounted entities.

Contents

Eni Fact Book Supplemental oil and gas information

Supplemental oil and gas information

Oil and natural gas reserves

Eni’s criteria concerning evaluation and classification of proved developed and undeveloped reserves follow Regulation S-X 4-10 of the US Securities and Exchange Commission and have been disclosed in accordance with FASB Extractive Activities - Oil & Gas (Topic 932).
Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible, from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations, prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time. Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions. In 2014, the average price for the marker Brent crude oil was $101 per barrel. Net proved reserves exclude interests and royalties owned by others. Proved reserves are classified as either developed or undeveloped. Developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well. Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Since 1991, Eni has requested qualified independent oil engineering companies to carry out an independent evaluation of part of its proved reserves on a rotational basis. The description of qualifications of the person primarily responsible of the reserves audit is included in the third party audit report[1]. In the preparation of their reports, independent evaluators rely, without independent verification, upon data furnished by Eni with respect to property interest, production, current costs of operation and development, sale agreements, prices and other factual information and data that were accepted as represented by the independent evaluators. These data, equally used by Eni in its internal process, include logs, directional surveys, core and PVT (Pressure Volume Temperature) analysis, maps, oil/gas/water production/injection data of wells, reservoir studies and technical analysis relevant to field performance, long-term development plans, future capital and operating costs. In order to calculate the economic value of Eni equity reserves, actual prices applicable to hydrocarbon sales, price adjustments required by applicable contractual arrangements, and other pertinent information are provided. In 2014, Ryder Scott Company and DeGolyer and MacNaughton[2] provided an independent evaluation of about 27% of Eni’s total proved reserves as of December 31, 2014[3], confirming, as in previous years, the reasonableness of Eni’s internal evaluations. In the three-year period from 2012 to 2014, 94% of Eni’s total proved reserves were subject to independent evaluation. As of December 31, 2014, the principal properties not subjected to independent evaluation in the last three years are M’Boundi (Congo) and Junin 5 (Venezuela). Eni operates under production sharing agreements, in several of the foreign jurisdictions where it has oil and gas exploration and production activities. Reserves of oil and natural gas to which Eni is entitled under PSAs arrangements are shown in accordance with Eni’s economic interest in the volumes of oil and natural gas estimated to be recoverable in future years.
Such reserves include estimated quantities allocated to Eni for recovery of costs, income taxes owed by Eni but settled by its joint venture partners (which are state-owned entities) out of Eni’s share of production and Eni’s net equity share after cost recovery. Proved oil and gas reserves associated with PSAs represented 47%, 51% and 50% of total proved reserves as of December 31, 2012, 2013 and 2014, respectively, on an oil-equivalent basis. Similar effects as PSAs apply to service and "buy-back" contracts; proved reserves associated with such contracts represented 2%, 3% and 3% of total proved reserves on an oil-equivalent basis as of December 31, 2012, 2013 and 2014, respectively.
Oil and gas reserves quantities include: (i) oil and natural gas quantities in excess of cost recovery which the Company has an obligation to purchase under certain PSAs with governments or authorities, whereby the Company serves as producer of reserves. Reserves volumes associated with oil and gas deriving from such obligation represent 1.1%, 1% and 0.6% of total proved reserves as of December 31, 2012, 2013 and 2014, respectively, on an oil equivalent basis; (ii) volumes of natural gas used for own consumption; and (iii) the quantities of hydrocarbons related to the Angola LNG plant.
Numerous uncertainties are inherent in estimating quantities of proved reserves, in projecting future productions and development expenditures. The accuracy of any reserve estimate is a function of the quality of available data and engineering and geological interpretation and evaluation. The results of drilling, testing and production after the date of the estimate may require substantial upward or downward revisions. In addition, changes in oil and natural gas prices have an effect on the quantities of Eni’s proved reserves since estimates of reserves are based on prices and costs relevant to the date when such estimates are made. Consequently, the evaluation of reserves could also significantly differ from actual oil and natural gas volumes that will be produced.
The following table presents yearly changes in estimated proved reserves, developed and undeveloped, of crude oil (including condensate and natural gas liquids) and natural gas as of December 31, 2012, 2013 and 2014.
(1) From 1991 to 2002 DeGolyer and MacNaughton, from 2003 also Ryder Scott.
(2) The reports of independent engineers are available on Eni website eni.com, section Publications/Annual Report 2014.
(3) Including reserves of equity-accounted entities.

Contents

Eni Fact Book Supplemental oil and gas information

Movements in net proved hydrocarbons reserves	(mmboe)
Italy (a)	Rest of Europe	North Africa	Sub-Saharan Africa	Kazakhstan	Rest of Asia	Americas	Australia and Oceania	Total

2012
Consolidated subsidiaries
Reserves at December 31, 2011	707	630	2,031	1,021	950	230	238	133	5,940
of which:
developed	540	374	1,175	742	482	129	162	112	3,716
undeveloped	167	256	856	279	468	101	76	21	2,224
Purchase of minerals in place
Revisions of previous estimates	24	20	67	82	91	(5)	34	8	321
Improved recovery		1	20	7					28
Extensions and discoveries	4	6	10	86	85		9		200
Production	(69)	(66)	(213)	(126)	(37)	(41)	(45)	(13)	(610)
Sales of minerals in place	(142)			(22)	(48)				(212)
Reserves at December 31, 2012	524	591	1,915	1,048	1,041	184	236	128	5,667
Equity-accounted entities
Reserves at December 31, 2011			21	83		656	386		1,146
of which:
developed			19	4		5	26		54
undeveloped			2	79		651	360		1,092
Purchase of minerals in place
Revisions of previous estimates						8	247		255
Improved recovery
Extensions and discoveries			1	3		10	135		149
Production			(2)	(1)		(6)	(4)		(13)
Sales of minerals in place				(4)			(34)		(38)
Reserves at December 31, 2012			20	81		668	730		1,499
Reserves at December 31, 2012	524	591	1,935	1,129	1,041	852	966	128	7,166
Developed	406	349	1,100	716	458	190	190	107	3,516
consolidated subsidiaries	406	349	1,080	716	458	108	170	107	3,394
equity-accounted entities			20			82	20		122
Undeveloped	118	242	835	413	583	662	776	21	3,650
consolidated subsidiaries	118	242	835	332	583	76	66	21	2,273
equity-accounted entities				81		586	710		1,377
(a) Including approximately 767 billion cubic feet of natural gas held in storage at December 31, 2011.

Contents

Eni Fact Book Supplemental oil and gas information

Movements in net proved hydrocarbons reserves	(mmboe)
Italy	Rest of Europe	North Africa	Sub-Saharan Africa	Kazakhstan	Rest of Asia	Americas	Australia and Oceania	Total

2013
Consolidated subsidiaries
Reserves at December 31, 2012	524	591	1,915	1,048	1,041	184	236	128	5,667
of which:
developed	406	349	1,080	716	458	108	170	107	3,394
undeveloped	118	242	835	332	583	76	66	21	2,273
Purchase of minerals in place			4						4
Revisions of previous estimates	38	35	59	169	30	81	37	59	508
Improved recovery				5					5
Extensions and discoveries	4	1	6	53		38	6		108
Production	(67)	(57)	(201)	(120)	(36)	(40)	(39)	(11)	(571)
Sales of minerals in place		(13)							(13)
Reserves at December 31, 2013	499	557	1,783	1,155	1,035	263	240	176	5,708
Equity-accounted entities
Reserves at December 31, 2012			20	81		668	730		1,499
of which:
developed			20			82	20		122
undeveloped				81		586	710		1,377
Purchase of minerals in place			1	(5)		4
Revisions of previous estimates
Improved recovery
Extensions and discoveries
Production			(2)	(1)		(13)	(4)		(20)
Sales of minerals in place						(652)			(652)
Reserves at December 31, 2013			19	75		7	726		827
Reserves at December 31, 2013	499	557	1,802	1,230	1,035	270	966	176	6,535
Developed	408	343	1,022	701	566	93	171	123	3,427
consolidated subsidiaries	408	343	1,003	701	566	90	153	123	3,387
equity-accounted entities			19			3	18		40
Undeveloped	91	214	780	529	469	177	795	53	3,108
consolidated subsidiaries	91	214	780	454	469	173	87	53	2,321
equity-accounted entities				75		4	708		787

Contents

Eni Fact Book Supplemental oil and gas information

Movements in net proved hydrocarbons reserves	(mmboe)
Italy	Rest of Europe	North Africa	Sub-Saharan Africa	Kazakhstan	Rest of Asia	Americas	Australia and Oceania	Total

2014
Consolidated subsidiaries
Reserves at December 31, 2013	499	557	1,783	1,155	1,035	263	240	176	5,708
of which:
developed	408	343	1,003	701	566	90	153	123	3,387
undeveloped	91	214	780	454	469	173	87	53	2,321
Purchase of minerals in place		4							4
Revisions of previous estimates	68	53	154	110	64	45	26	(7)	513
Improved recovery			3	1	2				6
Extensions and discoveries	1	1	5	98		11	8		124
Production	(65)	(70)	(205)	(118)	(32)	(34)	(42)	(9)	(575)
Sales of minerals in place		(1)		(7)					(8)
Reserves at December 31, 2014	503	544	1,740	1,239	1,069	285	232	160	5,772
Equity-accounted entities
Reserves at December 31, 2013			19	75		7	726		827
of which:
developed			19			3	18		40
undeveloped				75		4	708		787
Purchase of minerals in place
Revisions of previous estimates			(1)	7			5		11
Improved recovery
Extensions and discoveries
Production			(2)	(1)		(2)	(3)		(8)
Sales of minerals in place
Reserves at December 31, 2014			16	81		5	728		830
Reserves at December 31, 2014	503	544	1,756	1,320	1,069	290	960	160	6,602
Developed	401	335	919	725	589	115	214	135	3,433
consolidated subsidiaries	401	335	904	702	589	112	188	135	3,366
equity-accounted entities			15	23		3	26		67
Undeveloped	102	209	837	595	480	175	746	25	3,169
consolidated subsidiaries	102	209	836	537	480	173	44	25	2,406
equity-accounted entities			1	58		2	702		763

Contents

Eni Fact Book Supplemental oil and gas information

Movements in net proved liquids reserves	(mmbbl)
Italy	Rest of Europe	North Africa	Sub-Saharan Africa	Kazakhstan	Rest of Asia	Americas	Australia and Oceania	Total

2012
Consolidated subsidiaries
Reserves at December 31, 2011	259	372	917	670	653	106	132	25	3,134
of which:
developed	184	195	622	483	215	34	92	25	1,850
undeveloped	75	177	295	187	438	72	40		1,284
Purchase of minerals in place
Revisions of previous estimates	(9)	10	55	26	62	(9)	40	6	181
Improved recovery		1	20	7					28
Extensions and discoveries		3	10	65			8		86
Production	(23)	(35)	(98)	(90)	(22)	(15)	(26)	(7)	(316)
Sales of minerals in place				(6)	(23)				(29)
Reserves at December 31, 2012	227	351	904	672	670	82	154	24	3,084
Equity-accounted entities
Reserves at December 31, 2011			17	22		110	151		300
of which:
developed			16	4			25		45
undeveloped			1	18		110	126		255
Purchase of minerals in place
Revisions of previous estimates				(1)		2			1
Improved recovery
Extensions and discoveries			1			3			4
Production			(1)	(1)		(1)	(4)		(7)
Sales of minerals in place				(4)			(28)		(32)
Reserves at December 31, 2012			17	16		114	119		266
Reserves at December 31, 2012	227	351	921	688	670	196	273	24	3,350
Developed	165	180	601	456	203	49	128	24	1,806
consolidated subsidiaries	165	180	584	456	203	41	109	24	1,762
equity-accounted entities			17			8	19		44
Undeveloped	62	171	320	232	467	147	145		1,544
consolidated subsidiaries	62	171	320	216	467	41	45		1,322
equity-accounted entities				16		106	100		222

Contents

Eni Fact Book Supplemental oil and gas information

Movements in net proved liquids reserves	(mmbbl)
Italy	Rest of Europe	North Africa	Sub-Saharan Africa	Kazakhstan	Rest of Asia	Americas	Australia and Oceania	Total

2013
Consolidated subsidiaries
Reserves at December 31, 2012	227	351	904	672	670	82	154	24	3,084
of which:
developed	165	180	584	456	203	41	109	24	1,762
undeveloped	62	171	320	216	467	41	45		1,322
Purchase of minerals in place			3						3
Revisions of previous estimates	19	16	12	83	31	62	11	2	236
Improved recovery				5					5
Extensions and discoveries		1	2	51			4		58
Production	(26)	(28)	(91)	(88)	(22)	(16)	(22)	(4)	(297)
Sales of minerals in place		(10)							(10)
Reserves at December 31, 2013	220	330	830	723	679	128	147	22	3,079
Equity-accounted entities
Reserves at December 31, 2012			17	16		114	119		266
of which:
developed			17			8	19		44
undeveloped				16		106	100		222
Purchase of minerals in place
Revisions of previous estimates				(1)			1
Improved recovery
Extensions and discoveries
Production			(1)			(2)	(4)		(7)
Sales of minerals in place						(111)			(111)
Reserves at December 31, 2013			16	15		1	116		148
Reserves at December 31, 2013	220	330	846	738	679	129	263	22	3,227
Developed	177	179	577	465	295	38	115	20	1,866
consolidated subsidiaries	177	179	561	465	295	38	96	20	1,831
equity-accounted entities			16				19		35
Undeveloped	43	151	269	273	384	91	148	2	1,361
consolidated subsidiaries	43	151	269	258	384	90	51	2	1,248
equity-accounted entities				15		1	97		113

Contents

Eni Fact Book Supplemental oil and gas information

Movements in net proved liquids reserves	(mmbbl)
Italy	Rest of Europe	North Africa	Sub-Saharan Africa	Kazakhstan	Rest of Asia	Americas	Australia and Oceania	Total

2014
Consolidated subsidiaries
Reserves at December 31, 2013	220	330	830	723	679	128	147	22	3,079
of which:
developed	177	179	561	465	295	38	96	20	1,831
undeveloped	43	151	269	258	384	90	51	2	1,248
Purchase of minerals in place		1							1
Revisions of previous estimates	49	35	32	70	35	16	22	(7)	252
Improved recovery			3	1	2				6
Extensions and discoveries	1		2	36			5		44
Production	(27)	(34)	(91)	(84)	(19)	(13)	(27)	(2)	(297)
Sales of minerals in place		(1)		(7)					(8)
Reserves at December 31, 2014	243	331	776	739	697	131	147	13	3,077
Equity-accounted entities
Reserves at December 31, 2013			16	15		1	116		148
of which:
developed			16				19		35
undeveloped				15		1	97		113
Purchase of minerals in place
Revisions of previous estimates			(1)	3			5		7
Improved recovery
Extensions and discoveries
Production			(1)	(1)			(4)		(6)
Sales of minerals in place
Reserves at December 31, 2014			14	17		1	117		149
Reserves at December 31, 2014	243	331	790	756	697	132	264	13	3,226
Developed	184	174	534	477	306	64	142	12	1,893
consolidated subsidiaries	184	174	521	470	306	64	116	12	1,847
equity-accounted entities			13	7			26		46
Undeveloped	59	157	256	279	391	68	122	1	1,333
consolidated subsidiaries	59	157	255	269	391	67	31	1	1,230
equity-accounted entities			1	10		1	91		103

Contents

Eni Fact Book Supplemental oil and gas information

Movements in net proved natural gas reserves	(bcf)
Italy (a)	Rest of Europe	North Africa	Sub-Saharan Africa	Kazakhstan	Rest of Asia	Americas	Australia and Oceania	Total

2012
Consolidated subsidiaries
Reserves at December 31, 2011	2,491	1,425	6,190	1,949	1,648	685	590	604	15,582
of which:
developed	1,977	995	3,070	1,437	1,480	528	385	491	10,363
undeveloped	514	430	3,120	512	168	157	205	113	5,219
Purchase of minerals in place
Revisions of previous estimates	154	45		284	141	18	(41)	5	606
Improved recovery
Extensions and discoveries	24	15	1	113	469	2	4		628
Production	(254)	(168)	(633)	(196)	(81)	(143)	(104)	(37)	(1,616)
Sales of minerals in place	(782)			(89)	(139)				(1,010)
Reserves at December 31, 2012	1,633	1,317	5,558	2,061	2,038	562	449	572	14,190
Equity-accounted entities
Reserves at December 31, 2011		2	20	338		3,033	1,307		4,700
of which:
developed			17	4		24	8		53
undeveloped		2	3	334		3,009	1,299		4,647
Purchase of minerals in place
Revisions of previous estimates		(2)	(2)	3		1	1,340		1,340
Improved recovery
Extensions and discoveries				17		38	739		794
Production			(2)	(2)		(29)			(33)
Sales of minerals in place				(3)			(31)		(34)
Reserves at December 31, 2012			16	353		3,043	3,355		6,767
Reserves at December 31, 2012	1,633	1,317	5,574	2,414	2,038	3,605	3,804	572	20,957
Developed	1,325	925	2,736	1,429	1,401	774	340	459	9,389
consolidated subsidiaries	1,325	925	2,720	1,429	1,401	372	334	459	8,965
equity-accounted entities			16			402	6		424
Undeveloped	308	392	2,838	985	637	2,831	3,464	113	11,568
consolidated subsidiaries	308	392	2,838	632	637	190	115	113	5,225
equity-accounted entities				353		2,641	3,349		6,343
(a) Including approximately 767 billion cubic feet of natural gas held in storage at December 31, 2011.

Contents

Eni Fact Book Supplemental oil and gas information

Movements in net proved natural gas reserves	(bcf)
Italy	Rest of Europe	North Africa	Sub-Saharan Africa	Kazakhstan	Rest of Asia	Americas	Australia and Oceania	Total

2013
Consolidated subsidiaries
Reserves at December 31, 2012	1,633	1,317	5,558	2,061	2,038	562	449	572	14,190
of which:
developed	1,325	925	2,720	1,429	1,401	372	334	459	8,965
undeveloped	308	392	2,838	632	637	190	115	113	5,225
Purchase of minerals in place			5						5
Revisions of previous estimates	105	103	253	475	(3)	104	142	316	1,495
Improved recovery
Extensions and discoveries	24	1	24	14		208	7		278
Production	(230)	(157)	(609)	(176)	(78)	(130)	(89)	(40)	(1,509)
Sales of minerals in place		(17)							(17)
Reserves at December 31, 2013	1,532	1,247	5,231	2,374	1,957	744	509	848	14,442
Equity-accounted entities
Reserves at December 31, 2012			16	353		3,043	3,355		6,767
of which:
developed			16			402	6		424
undeveloped				353		2,641	3,349		6,343
Purchase of minerals in place
Revisions of previous estimates			1	(18)		16	(2)		(3)
Improved recovery
Extensions and discoveries
Production			(2)	(5)		(60)			(67)
Sales of minerals in place						(2,971)			(2,971)
Reserves at December 31, 2013			15	330		28	3,353		3,726
Reserves at December 31, 2013	1,532	1,247	5,246	2,704	1,957	772	3,862	848	18,168
Developed	1,266	904	2,447	1,295	1,488	300	315	561	8,576
consolidated subsidiaries	1,266	904	2,432	1,295	1,488	286	310	561	8,542
equity-accounted entities			15			14	5		34
Undeveloped	266	343	2,799	1,409	469	472	3,547	287	9,592
consolidated subsidiaries	266	343	2,799	1,079	469	458	199	287	5,900
equity-accounted entities				330		14	3,348		3,692

Contents

Eni Fact Book Supplemental oil and gas information

Movements in net proved natural gas reserves	(bcf)
Italy	Rest of Europe	North Africa	Sub-Saharan Africa	Kazakhstan	Rest of Asia	Americas	Australia and Oceania	Total

2014
Consolidated subsidiaries
Reserves at December 31, 2013	1,532	1,247	5,231	2,374	1,957	744	509	848	14,442
of which:
developed	1,266	904	2,432	1,295	1,488	286	310	561	8,542
undeveloped	266	343	2,799	1,079	469	458	199	287	5,900
Purchase of minerals in place		21
Revisions of previous estimates	113	99	668	214	165	156	23	(1)	1,437
Improved recovery
Extensions and discoveries			19	341		59	16		435
Production	(213)	(195)	(627)	(185)	(73)	(113)	(80)	(40)	(1,526)
Sales of minerals in place		(1)							(1)
Reserves at December 31, 2014	1,432	1,171	5,291	2,744	2,049	846	468	807	14,808
Equity-accounted entities
Reserves at December 31, 2013			15	330		28	3,353		3,726
of which:
developed			15			14	5		34
undeveloped				330		14	3,348		3,692
Purchase of minerals in place
Revisions of previous estimates			2	25		(2)			25
Improved recovery
Extensions and discoveries
Production			(2)	(4)		(8)			(14)
Sales of minerals in place
Reserves at December 31, 2014			15	351		18	3,353		3,737
Reserves at December 31, 2014	1,432	1,171	5,306	3,095	2,049	864	3,821	807	18,545
Developed	1,192	887	2,125	1,360	1,553	271	399	675	8,462
consolidated subsidiaries	1,192	887	2,110	1,271	1,553	261	393	675	8,342
equity-accounted entities			15	89		10	6		120
Undeveloped	240	284	3,181	1,735	496	593	3,422	132	10,083
consolidated subsidiaries	240	284	3,181	1,473	496	585	75	132	6,466
equity-accounted entities				262		8	3,347		3,617

Contents

Eni Fact Book Supplemental oil and gas information

Results of operations from oil and gas producing activities	(euro million)
Italy	Rest of Europe	North Africa	Sub-Saharan Africa	Kazakhstan	Rest of Asia	Americas	Australia and Oceania	Total

2012
Consolidated subsidiaries
Revenues:
- sales to consolidated entities	3,712	3,177	2,338	6,040	459	425	1,614	425	18,190
- sales to third parties	50	715	9,129	2,243	1,368	1,387	106	333	15,331
Total revenues	3,762	3,892	11,467	8,283	1,827	1,812	1,720	758	33,521
Operations costs	(302)	(655)	(606)	(913)	(188)	(209)	(361)	(134)	(3,368)
Production taxes	(307)		(390)	(818)		(43)			(1,558)
Exploration expenses	(32)	(154)	(153)	(993)	(3)	(230)	(147)	(123)	(1,835)
D.D. & A. and provision for abandonment (a)	(777)	(683)	(1,137)	(1,750)	(120)	(720)	(1,256)	(167)	(6,610)
Other income (expenses)	(201)	(122)	(934)	(435)	206	(149)	74	(42)	(1,603)
Pretax income from producing activities	2,143	2,278	8,247	3,374	1,722	461	30	292	18,547
Income taxes	(919)	(1,524)	(5,194)	(2,508)	(736)	(176)	(14)	(164)	(11,235)
Results of operations from E&P activities of consolidated subsidiaries (b)	1,224	754	3,053	866	986	285	16	128	7,312
Equity-accounted entities
Revenues:
- sales to consolidated entities
- sales to third parties		2	20	44		144	300		510
Total revenues		2	20	44		144	300		510
Operations costs			(10)	(5)		(14)	(20)		(49)
Production taxes		(1)	(3)			(4)	(128)		(136)
Exploration expenses		(5)	(2)	(11)		(4)			(22)
D.D. & A. and provision for abandonment		(50)	(2)	(13)		(41)	(35)		(141)
Other income (expenses)		(7)	2	(48)		(6)	(55)		(114)
Pretax income from producing activities		(61)	5	(33)		75	62		48
Income taxes			(3)	4		(36)	(38)		(73)
Results of operations from E&P activities of equity-accounted entities (b)		(61)	2	(29)		39	24		(25)

(a) Includes asset impairments amounting to euro 547 million in 2012.
(b) The "Successful Effort Method" application according to Eni accounting policy would have led to a decrease of result of operations of euro 610 million in 2012 for the consolidated subsidiaries and a decrease of euro 10 million in 2012 for equity-accounted entities.

Contents

Eni Fact Book Supplemental oil and gas information

Results of operations from oil and gas producing activities	(euro million)
Italy	Rest of Europe	North Africa	Sub-Saharan Africa	Kazakhstan	Rest of Asia	Americas	Australia and Oceania	Total

2013
Consolidated subsidiaries
Revenues:
- sales to consolidated entities	3,784	2,468	2,341	5,264	396	870	1,537	146	16,806
- sales to third parties		704	7,723	1,855	1,175	864	93	338	12,752
Total revenues	3,784	3,172	10,064	7,119	1,571	1,734	1,630	484	29,558
Operations costs	(391)	(717)	(649)	(932)	(192)	(224)	(342)	(119)	(3,566)
Production taxes	(326)		(317)	(710)		(38)		(25)	(1,416)
Exploration expenses	(32)	(288)	(95)	(869)	(1)	(205)	(136)	(110)	(1,589)
D.D. & A. and provision for abandonment (a)	(907)	(573)	(1,192)	(1,882)	(111)	(524)	(848)	43	(5,994)
Other income (expenses)	(277)	161	(1,009)	(519)	(105)	(140)	20	(11)	(1,880)
Pretax income from producing activities	1,851	1,755	6,802	2,207	1,162	603	324	262	14,966
Income taxes	(872)	(1,006)	(4,281)	(1,702)	(396)	(178)	(117)	(149)	(8,701)
Results of operations from E&P activities of consolidated subsidiaries (b)	979	749	2,521	505	766	425	207	113	6,265
Equity-accounted entities
Revenues:
- sales to consolidated entities
- sales to third parties			20	26		199	243		488
Total revenues			20	26		199	243		488
Operations costs			(11)	(44)		(18)	(23)		(96)
Production taxes			(4)			(14)	(113)		(131)
Exploration expenses		(8)	(3)			(25)	(1)		(37)
D.D. & A. and provision for abandonment		(1)	(1)			(65)	(40)		(107)
Other income (expenses)		(4)	5	(12)		(13)	(38)		(62)
Pretax income from producing activities		(13)	6	(30)		64	28		55
Income taxes			(4)	(10)		(35)	30		(19)
Results of operations from E&P activities of equity-accounted entities (b)		(13)	2	(40)		29	58		36

(a) Includes asset impairments amounting to euro 15 million in 2013.
(b) The "Successful Effort Method" application according to Eni accounting policy would have led to a decrease of result of operations of euro 295 million in 2013 for the consolidated subsidiaries and an increase of euro 6 million in 2013 for equity-accounted entities.

Contents

Eni Fact Book Supplemental oil and gas information

Results of operations from oil and gas producing activities	(euro million)
Italy	Rest of Europe	North Africa	Sub-Saharan Africa	Kazakhstan	Rest of Asia	Americas	Australia and Oceania	Total

2014
Consolidated subsidiaries
Revenues:
- sales to consolidated entities	3,028	2,721	2,010	4,716	346	589	1,691	67	15,168
- sales to third parties		596	7,415	1,369	976	774	129	299	11,558
Total revenues	3,028	3,317	9,425	6,085	1,322	1,363	1,820	366	26,726
Operations costs	(423)	(687)	(694)	(935)	(208)	(223)	(357)	(124)	(3,651)
Production taxes	(293)		(291)	(648)		(33)		(15)	(1,280)
Exploration expenses	(29)	(227)	(207)	(706)		(185)	(189)	(46)	(1,589)
D.D. & A. and provision for abandonment (a)	(818)	(1,083)	(1,288)	(2,010)	(91)	(850)	(1,181)	(172)	(7,493)
Other income (expenses)	(184)	(96)	(773)	(358)	(251)	(117)	(78)	(30)	(1,887)
Pretax income from producing activities	1,281	1,224	6,172	1,428	772	(45)	15	(21)	10,826
Income taxes	(351)	(803)	(3,928)	(1,273)	(291)	(112)	(6)	(16)	(6,780)
Results of operations from E&P activities of consolidated subsidiaries (b)	930	421	2,244	155	481	(157)	9	(37)	4,046
Equity-accounted entities
Revenues:
- sales to consolidated entities
- sales to third parties			19			87	232		338
Total revenues			19			87	232		338
Operations costs			(11)			(11)	(27)		(49)
Production taxes			(3)				(94)		(97)
Exploration expenses		(8)				(45)	(1)		(54)
D.D. & A. and provision for abandonment		(1)	(1)			(44)	(60)		(106)
Other income (expenses)		(1)	1	(32)		(3)	(42)		(77)
Pretax income from producing activities		(10)	5	(32)		(16)	8		(45)
Income taxes			(4)			(23)	(17)		(44)
Results of operations from E&P activities of equity-accounted entities (b)		(10)	1	(32)		(39)	(9)		(89)

(a) Includes asset impairments amounting to euro 690 million in 2014.
(b) The "Successful Effort Method" application according to Eni accounting policy would have led to a decrease of result of operations of euro 5 million in 2014 for the consolidated subsidiaries and an increase of euro 24 million in 2014 for equity-accounted entities.

Contents

Eni Fact Book Supplemental oil and gas information

Capitalized cost (a)	(euro million)
Italy	Rest of Europe	North Africa	Sub-Saharan Africa	Kazakhstan	Rest of Asia	Americas	Australia and Oceania	Total

2013
Consolidated subsidiaries
Proved mineral interests	13,465	12,497	18,237	21,854	2,351	6,604	10,652	1,662	87,322
Unproved mineral interests	31	385	428	2,835	37	1,441	1,419	190	6,766
Support equipment and facilities	269	37	1,370	992	78	90	57	12	2,905
Incomplete wells and other	799	2,803	1,105	1,851	6,069	634	669	24	13,954
Gross Capitalized Costs	14,564	15,722	21,140	27,532	8,535	8,769	12,797	1,888	110,947
Accumulated depreciation, depletion and amortization	(10,241)	(8,581)	(11,370)	(15,562)	(1,000)	(6,269)	(8,406)	(723)	(62,152)
Net Capitalized Costs consolidated subsidiaries (b) (c)	4,323	7,141	9,770	11,970	7,535	2,500	4,391	1,165	48,795
Equity-accounted entities
Proved mineral interests		2	77	34		438	429		980
Unproved mineral interests		52				74			126
Support equipment and facilities			7			1	3		11
Incomplete wells and other		20	4	1,059			378		1,461
Gross Capitalized Costs		74	88	1,093		513	810		2,578
Accumulated depreciation, depletion and amortization		(56)	(67)			(405)	(145)		(673)
Net Capitalized Costs equity-accounted entities (b) (c)		18	21	1,093		108	665		1,905
2014
Consolidated subsidiaries
Proved mineral interests	14,862	13,754	21,549	27,697	2,917	8,827	13,050	1,825	104,481
Unproved mineral interests	31	399	493	3,263	43	1,590	1,588	214	7,621
Support equipment and facilities	346	42	1,569	1,164	94	35	66	13	3,329
Incomplete wells and other	816	3,527	1,411	2,988	7,140	690	819	120	17,511
Gross Capitalized Costs	16,055	17,722	25,022	35,112	10,194	11,142	15,523	2,172	132,942
Accumulated depreciation, depletion and amortization	(11,154)	(9,519)	(14,335)	(20,039)	(1,241)	(8,042)	(10,605)	(1,009)	(75,944)
Net Capitalized Costs consolidated subsidiaries (b) (c)	4,901	8,203	10,687	15,073	8,953	3,100	4,918	1,163	56,998
Equity-accounted entities
Proved mineral interests		2	77	24		539	549		1,191
Unproved mineral interests		31				84			115
Support equipment and facilities			7			1	4		12
Incomplete wells and other		12	5	1,241			776		2,034
Gross Capitalized Costs		45	89	1,265		624	1,329		3,352
Accumulated depreciation, depletion and amortization		(39)	(69)			(522)	(230)		(860)
Net Capitalized Costs equity-accounted entities (b) (c)		6	20	1,265		102	1,099		2,492
(a) Capitalized costs represent the total expenditure for proved and unproved mineral interests and related support equipment and facilities utilized in oil and gas exploration and production activities, together with related accumulated depreciation, depletion and amortization.
(b) The amounts include net capitalized financial charges totaling euro 715 million in 2013 and euro 868 million in 2014 for the consolidated subsidiaries and euro 12 million in 2013 and euro 46 million in 2014 for equity-accounted entities.
(c) The amounts do not include costs associated with exploration activities which are capitalized in order to reflect their investment nature and amortized in full when incurred. The "Successful Effort Method" application according to Eni accounting policy would have led to an increase in net capitalized costs, mainly in relation to exploration cost, of euro 4,378 million in 2013 and euro 4,786 million in 2014 for the consolidated subsidiaries and euro 86 million in 2013 and euro 123 million in 2014 for equity-accounted entities.

Contents

Eni Fact Book Supplemental oil and gas information

Cost incurred (a)	(euro million)
Italy	Rest of Europe	North Africa	Sub-Saharan Africa	Kazakhstan	Rest of Asia	Americas	Australia and Oceania	Total

2012
Consolidated subsidiaries
Proved property acquisitions			14	27			2		43
Unproved property acquisitions
Exploration	32	151	153	1,142	3	193	80	96	1,850
Development (b)	1,045	2,485	1,441	2,246	762	702	1,071	16	9,768
Total costs incurred consolidated subsidiaries	1,077	2,636	1,608	3,415	765	895	1,153	112	11,661
Equity-accounted entities
Proved property acquisitions
Unproved property acquisitions
Exploration		13	2	11		4			30
Development (c)		19	7	117		188	154		485
Total costs incurred equity-accounted entities		32	9	128		192	154		515
2013
Consolidated subsidiaries
Proved property acquisitions			64						64
Unproved property acquisitions			45						45
Exploration	32	357	95	757	1	233	110	84	1,669
Development (b)	697	1,855	765	2,617	600	719	1,141	57	8,451
Total costs incurred consolidated subsidiaries	729	2,212	969	3,374	601	952	1,251	141	10,229
Equity-accounted entities
Proved property acquisitions
Unproved property acquisitions
Exploration		5	3			81	1		90
Development (c)		1	5	39		353	318		716
Total costs incurred equity-accounted entities		6	8	39		434	319		806
2014
Consolidated subsidiaries
Proved property acquisitions
Unproved property acquisitions
Exploration	29	188	227	635		160	139	20	1,398
Development (b)	1,382	2,395	955	3,479	572	1,118	1,169	122	11,192
Total costs incurred consolidated subsidiaries	1,411	2,583	1,182	4,114	572	1,278	1,308	142	12,590
Equity-accounted entities
Proved property acquisitions
Unproved property acquisitions
Exploration		2				33	1		36
Development (c)			1	22		38	375		436
Total costs incurred equity-accounted entities		2	1	22		71	376		472

(a) Cost incurred represent amounts both capitalized and expenses in connection with oil and gas producing activities.
(b) Includes the abandonment costs of the assets for euro 1,381 million in 2012, negative for euro 191 million in 2013 and euro 2,062 million in 2014.
(c) Includes the abandonment costs of the assets for euro 63 million in 2012, euro 10 million in 2013 and negative for euro 47 million in 2014.

Contents

Eni Fact Book Supplemental oil and gas information

Standardized measure of discounted future net cash flows

Estimated future cash inflows represent the revenues that would be received from production and are determined by applying the year-end average prices during the years ended.
Future price changes are considered only to the extent provided by contractual arrangements. Estimated future development and production costs are determined by estimating the expenditures to be incurred in developing and producing the proved reserves at the end of the year. Neither the effects of price and cost escalations nor expected future changes in technology and operating practices have been considered.
The standardized measure is calculated as the excess of future cash inflows from proved reserves less future costs of producing and developing the reserves, future income taxes and a yearly 10% discount factor.
Future production costs include the estimated expenditures related to the production of proved reserves plus any production taxes without consideration of future inflation. Future development costs include	the estimated costs of drilling development wells and installation of production facilities, plus the net costs associated with dismantlement and abandonment of wells and facilities, under the assumption that year-end costs continue without considering future inflation. Future income taxes were calculated in accordance with the tax laws of the countries in which Eni operates.
The standardized measure of discounted future net cash flows, related to the preceding proved oil and gas reserves, is calculated in accordance with the requirements of FASB Extractive Activities - Oil & Gas (Topic 932).
The standardized measure does not purport to reflect realizable values or fair market value of Eni’s proved reserves. An estimate of fair value would also take into account, among other things, hydrocarbon resources other than proved reserves, anticipated changes in future prices and costs and a discount factor representative of the risks inherent in the oil and gas exploration and production activity.

Contents

Eni Fact Book Supplemental oil and gas information

Standardized measure of discounted future net cash flows	(euro million)
Italy	Rest of Europe	North Africa	Sub-Saharan Africa	Kazakhstan	Rest of Asia	Americas	Australia and Oceania	Total

December 31, 2012
Consolidated subsidiaries
Future cash inflows	30,308	38,912	108,343	56,978	53,504	7,881	11,008	4,957	311,891
Future production costs	(5,900)	(8,190)	(18,555)	(14,844)	(9,561)	(2,854)	(2,520)	(921)	(63,345)
Future development and abandonment costs	(3,652)	(7,511)	(8,412)	(6,873)	(3,802)	(1,974)	(1,502)	(197)	(33,923)
Future net inflow before income tax	20,756	23,211	81,376	35,261	40,141	3,053	6,986	3,839	214,623
Future income tax	(6,911)	(15,063)	(44,256)	(21,348)	(10,293)	(903)	(2,906)	(1,181)	(102,861)
Future net cash flows	13,845	8,148	37,120	13,913	29,848	2,150	4,080	2,658	111,762
10% discount factor	(5,519)	(2,630)	(16,539)	(4,976)	(17,943)	(496)	(1,337)	(1,030)	(50,470)
Standardized measure of discounted future net cash flows	8,326	5,518	20,581	8,937	11,905	1,654	2,743	1,628	61,292
Equity-accounted entities
Future cash inflows		1	658	3,594		6,689	18,132		29,074
Future production costs			(203)	(576)		(2,216)	(5,003)		(7,998)
Future development and abandonment costs		(1)	(17)	(101)		(1,061)	(2,563)		(3,743)
Future net inflow before income tax			438	2,917		3,412	10,566		17,333
Future income tax			(36)	(1,291)		(795)	(5,729)		(7,851)
Future net cash flows			402	1,626		2,617	4,837		9,482
10% discount factor			(206)	(962)		(1,747)	(3,621)		(6,536)
Standardized measure of discounted future net cash flows			196	664		870	1,216		2,946
Total	8,326	5,518	20,777	9,601	11,905	2,524	3,959	1,628	64,238
December 31, 2013
Consolidated subsidiaries
Future cash inflows	28,829	33,319	92,661	58,252	50,754	12,487	10,227	5,294	291,823
Future production costs	(6,250)	(6,836)	(16,611)	(15,986)	(9,072)	(3,876)	(2,379)	(1,417)	(62,427)
Future development and abandonment costs	(4,593)	(6,202)	(8,083)	(7,061)	(3,445)	(3,960)	(1,561)	(279)	(35,184)
Future net inflow before income tax	17,986	20,281	67,967	35,205	38,237	4,651	6,287	3,598	194,212
Future income tax	(5,776)	(12,746)	(35,887)	(20,491)	(9,939)	(1,391)	(2,387)	(1,093)	(89,710)
Future net cash flows	12,210	7,535	32,080	14,714	28,298	3,260	3,900	2,505	104,502
10% discount factor	(5,048)	(2,110)	(14,327)	(5,619)	(16,984)	(1,683)	(1,353)	(1,201)	(48,325)
Standardized measure of discounted future net cash flows	7,162	5,425	17,753	9,095	11,314	1,577	2,547	1,304	56,177
Equity-accounted entities
Future cash inflows			524	4,041		262	17,239		22,066
Future production costs			(164)	(1,465)		(38)	(5,467)		(7,134)
Future development and abandonment costs			(17)	(85)		(73)	(2,299)		(2,474)
Future net inflow before income tax			343	2,491		151	9,473		12,458
Future income tax			(20)	(1,617)		(61)	(4,156)		(5,854)
Future net cash flows			323	874		90	5,317		6,604
10% discount factor			(175)	(401)		(20)	(3,681)		(4,277)
Standardized measure of discounted future net cash flows			148	473		70	1,636		2,327
Total	7,162	5,425	17,901	9,568	11,314	1,647	4,183	1,304	58,504

Contents

Eni Fact Book Supplemental oil and gas information

Standardized measure of discounted future net cash flows	(euro million)
Italy	Rest of Europe	North Africa	Sub-Saharan Africa	Kazakhstan	Rest of Asia	Americas	Australia and Oceania	Total

December 31, 2014
Consolidated subsidiaries
Future cash inflows	24,951	29,140	96,372	65,853	55,740	13,664	10,955	4,849	301,524
Future production costs	(6,374)	(6,856)	(19,906)	(18,236)	(9,878)	(4,158)	(2,680)	(1,092)	(69,180)
Future development and abandonment costs	(4,698)	(5,292)	(9,673)	(9,139)	(4,576)	(4,600)	(1,892)	(356)	(40,226)
Future net inflow before income tax	13,879	16,992	66,793	38,478	41,286	4,906	6,383	3,401	192,118
Future income tax	(3,583)	(10,595)	(35,484)	(20,514)	(10,400)	(1,462)	(2,401)	(989)	(85,428)
Future net cash flows	10,296	6,397	31,309	17,964	30,886	3,444	3,982	2,412	106,690
10% discount factor	(4,064)	(1,464)	(13,905)	(7,164)	(19,699)	(1,900)	(1,353)	(1,106)	(50,655)
Standardized measure of discounted future net cash flows	6,232	4,933	17,404	10,800	11,187	1,544	2,629	1,306	56,035
Equity-accounted entities
Future cash inflows			485	3,861		200	18,871		23,417
Future production costs			(165)	(692)		(33)	(5,724)		(6,614)
Future development and abandonment costs			(18)	(104)		(51)	(2,032)		(2,205)
Future net inflow before income tax			302	3,065		116	11,115		14,598
Future income tax			(23)	(426)		(45)	(4,608)		(5,102)
Future net cash flows			279	2,639		71	6,507		9,496
10% discount factor			(158)	(1,442)		(11)	(4,327)		(5,938)
Standardized measure of discounted future net cash flows			121	1,197		60	2,180		3,558
Total	6,232	4,933	17,525	11,997	11,187	1,604	4,809	1,306	59,593

Contents

Eni Fact Book Supplemental oil and gas information

Changes in standardized measure of discounted future net cash flows	(euro million)
Consolidated subsidiaries	Equity-accounted entities	Total

Standardized measure of discounted future net cash flows at December 31, 2011	62,238	2,660	64,898
Increase (decrease):
- sales, net of production costs	(28,595)	(325)	(28,920)
- net changes in sales and transfer prices, net of production costs	2,264	(56)	2,208
- extensions, discoveries and improved recovery, net of future production and development costs	4,868	812	5,680
- changes in estimated future development and abandonment costs	(3,802)	(357)	(4,159)
- development costs incurred during the period that reduced future development costs	8,199	409	8,608
- revisions of quantity estimates	3,725	824	4,549
- accretion of discount	12,527	477	13,004
- net change in income taxes	2,207	(830)	1,377
- purchase of reserves in-place
- sale of reserves in-place	(1,509)	(615)	(2,124)
- changes in production rates (timing) and other	(830)	(53)	(883)
Net increase (decrease)	(946)	286	(660)
Standardized measure of discounted future net cash flows at December 31, 2012	61,292	2,946	64,238
Increase (decrease):
- sales, net of production costs	(24,576)	(261)	(24,837)
- net changes in sales and transfer prices, net of production costs	(3,632)	(223)	(3,855)
- extensions, discoveries and improved recovery, net of future production and development costs	1,699	3	1,702
- changes in estimated future development and abandonment costs	(6,821)	(427)	(7,248)
- development costs incurred during the period that reduced future development costs	8,456	665	9,121
- revisions of quantity estimates	6,385	(298)	6,087
- accretion of discount	11,937	521	12,458
- net change in income taxes	5,587	379	5,966
- purchase of reserves in-place	74		74
- sale of reserves in-place	(252)	(770)	(1,022)
- changes in production rates (timing) and other	(3,972)	(208)	(4,180)
Net increase (decrease)	(5,115)	(619)	(5,734)
Standardized measure of discounted future net cash flows at December 31, 2013	56,177	2,327	58,504
Increase (decrease):
- sales, net of production costs	(21,795)	(192)	(21,987)
- net changes in sales and transfer prices, net of production costs	(12,053)	(500)	(12,553)
- extensions, discoveries and improved recovery, net of future production and development costs	1,667		1,667
- changes in estimated future development and abandonment costs	(6,047)	223	(5,824)
- development costs incurred during the period that reduced future development costs	8,745	451	9,196
- revisions of quantity estimates	8,085	(325)	7,760
- accretion of discount	11,064	512	11,576
- net change in income taxes	7,049	704	7,753
- purchase of reserves in-place	67		67
- sale of reserves in-place	(271)		(271)
- changes in production rates (timing) and other	3,347	358	3,705
Net increase (decrease)	(142)	1,231	1,089
Standardized measure of discounted future net cash flows at December 31, 2014	56,035	3,558	59,593

Contents

Eni Fact Book Quarterly information

Quarterly information

Main financial data (a) (b)
2012	2013	2014

(euro million)	I quarter	II quarter	III quarter	IV quarter	I quarter	II quarter	III quarter	IV quarter	I quarter	II quarter	III quarter	IV quarter

Net sales from operations	33,112	30,035	31,466	32,496	127,109	30,440	26,055	28,374	29,828	114,697	29,203	27,353	26,600	26,691	109,847
Operating income	6,583	2,825	4,115	1,685	15,208	3,867	1,471	3,302	248	8,888	3,646	2,255	2,579	(563)	7,917
Adjusted operating profit:	6,271	4,255	4,404	4,953	19,883	3,746	1,959	3,438	3,507	12,650	3,491	2,728	3,032	2,323	11,574
Exploration & Production	5,095	4,239	4,336	4,867	18,537	3,998	3,409	3,916	3,320	14,643	3,450	2,981	3,088	2,032	11,551
Gas & Power	1,042	(378)	(281)	15	398	(211)	(424)	(344)	341	(638)	241	70	(109)	108	310
Refining & Marketing	(216)	(134)	60	1	(289)	(134)	(176)	(55)	(92)	(457)	(223)	(219)	39	195	(208)
Versalis	(169)	(25)	(173)	(116)	(483)	(63)	(82)	(111)	(130)	(386)	(89)	(93)	(98)	(66)	(346)
Engineering & Construction	381	392	390	322	1,485	204	(678)	220	155	(99)	128	165	155	31	479
Other activities	(45)	(57)	(40)	(80)	(222)	(55)	(52)	(52)	(51)	(210)	(45)	(43)	(42)	(48)	(178)
Corporate and financial companies	(80)	(99)	(64)	(82)	(325)	(82)	(76)	(92)	(82)	(332)	(81)	(58)	(65)	(61)	(265)
Unrealized profit intragroup elimination and consolidation adjustments	263	317	176	26	782	89	38	(44)	46	129	110	(75)	64	132	231
Net profit: (c)	3,617	227	2,485	1,461	7,790	1,543	275	3,989	(647)	5,160	1,303	658	1,714	(2,384)	1,291
- continuing operations	3,544	156	2,464	(1,964)	4,200	1,543	275	3,989	(647)	5,160	1,303	658	1,714	(2,384)	1,291
- discontinued operations	73	71	21	3,425	3,590
Capital expenditure	2,643	3,026	3,235	3,901	12,805	3,122	2,825	3,064	3,789	12,800	2,545	2,979	3,083	3,633	12,240
Investments	245	61	207	56	569	113	63	40	101	317	60	133	91	124	408
Net borrowings at period end	26,984	26,467	19,175	15,069	15,069	15,519	15,984	14,687	14,963	14,963	13,799	14,601	15,837	13,685	13,685

(a) Quarterly data are unaudited.
(b) In accordance with the guidelines of IFRS 5, results of the Italian regulated businesses managed by Snam divested in accordance to Law Decree No. 1/2012, enacted into Law on March 14, 2012 have been reported as discontinued operations from July 1, 2012. Prior year data have been reclassified accordingly.
(c) Net profit attributable to Eni’s shareholders.

Key market indicators
2012	2013	2014

I quarter	II quarter	III quarter	IV quarter	I quarter	II quarter	III quarter	IV quarter	I quarter	II quarter	III quarter	IV quarter

Average price of Brent dated crude oil (a)	118.49	108.19	109.61	110.02	111.58	112.60	102.44	110.37	109.27	108.66	108.20	109.63	101.85	76.27	98.99
Average EUR/USD exchange rate (b)	1.311	1.281	1.250	1.297	1.285	1.321	1.306	1.324	1.361	1.328	1.370	1.371	1.325	1.249	1.329
Average price in euro of Brent dated crude oil	90.38	84.46	87.69	84.33	86.83	85.24	78.44	83.36	80.29	81.82	78.98	79.96	76.87	61.06	74.48
Standard Eni Refining Margin (SERM) (c)	n.a.	n.a.	n.a.	n.a.	4.12	n.a.	3.25	2.43	0.96	2.43	1.17	2.29	4.39	4.97	3.21
Price of NBP gas (d)	9.34	9.09	9.00	10.49	9.48	11.46	10.06	10.11	10.93	10.63	9.95	7.55	7.03	8.37	8.22
Euribor - three-month euro rate (%)	1.0	0.7	0.4	0.2	0.6	0.2	0.2	0.2	0.2	0.2	0.3	0.3	0.2	0.1	0.2
Libor - three-month dollar rate (%)	0.5	0.5	0.4	0.3	0.4	0.3	0.3	0.3	0.2	0.3	0.2	0.2	0.2	0.2	0.2

(a) In USD per barrel. Source: Platt’s Oilgram.
(b) Source: BCE.
(c) In USD per barrel FOB Mediterranean Brent dated crude oil. Source: Eni calculations. Approximates the margin of Eni’s refining system in consideration of material balances and refineries’ product yields.
(d) In USD per BTU (British Thermal Unit). Source Platt’s Oilgram.

Contents

Eni Fact Book Quarterly information

Main operating data
2012	2013	2014

I quarter	II quarter	III quarter	IV quarter	I quarter	II quarter	III quarter	IV quarter	I quarter	II quarter	III quarter	IV quarter

Liquids production	(kbbl/d)	867	856	891	912	882	818	845	851	816	833	822	813	812	868	828
Natural gas production	(mmcf/d)	4,480	4,394	4,545	4,584	4,501	4,290	4,410	4,402	4,177	4,320	4,182	4,234	4,197	4,284	4,224
Hydrocarbons production:	(kboe/d)	1,683	1,656	1,718	1,747	1,701	1,600	1,648	1,653	1,577	1,619	1,583	1,584	1,576	1,648	1,598
Italy		188	187	187	195	189	180	181	189	192	186	182	179	174	182	179
Rest of Europe		206	173	162	172	178	158	151	141	173	155	192	195	179	196	190
North Africa		570	573	593	610	586	554	598	569	506	556	542	549	584	590	567
Sub-Saharan Africa		335	333	387	324	345	313	322	377	316	332	324	321	317	339	325
Kazakhstan		111	106	90	99	102	103	105	90	102	100	102	90	76	85	88
Rest of Asia		111	128	128	149	129	141	150	143	143	144	96	104	93	97	98
Americas		119	120	135	166	135	119	110	117	116	116	117	120	131	131	125
Australia and Oceania		43	36	36	32	37	32	31	27	29	30	28	26	22	28	26
Production sold	(mmboe)	149.2	144.6	150.5	154.4	598.7	135.8	140.3	141.8	137.4	555.3	134.7	133.0	138.5	143.3	549.5
Sales of natural gas to third parties	(bcm)	26.03	16.29	16.47	21.81	80.60	26.61	16.23	15.27	22.17	80.28	23.56	16.64	17.50	21.47	79.17
Own consumption of natural gas		1.77	1.57	1.58	1.51	6.43	1.56	1.29	1.53	1.55	5.93	1.48	1.27	1.44	1.43	5.62
Sales to third parties and own consumption		27.80	17.86	18.05	23.32	87.03	28.17	17.52	16.80	23.72	86.21	25.04	17.91	18.94	22.90	84.79
Sales of natural gas of Eni's affiliates (net to Eni)		2.81	2.29	1.43	1.76	8.29	2.00	1.57	1.55	1.84	6.96	1.72	1.18	0.68	0.80	4.38
Total sales and own consumption of natural gas		30.61	20.15	19.48	25.08	95.32	30.17	19.09	18.35	25.56	93.17	26.76	19.09	19.62	23.70	89.17
Electricity sales	(TWh)	12.29	9.62	10.54	10.13	42.58	9.16	8.69	8.45	8.75	35.05	8.25	7.75	8.26	9.32	33.58
Sales of refined products:	(mmtonnes)	10.01	12.73	13.25	12.34	48.33	10.65	10.42	11.91	10.51	43.49	10.32	11.03	11.41	11.65	44.41
Retail sales in Italy		1.81	1.98	2.24	1.80	7.83	1.65	1.71	1.71	1.57	6.64	1.45	1.60	1.58	1.51	6.14
Wholesale sales in Italy		2.06	2.18	2.20	2.18	8.62	1.86	2.08	2.26	2.17	8.37	1.68	1.79	2.12	1.98	7.57
Retail sales Rest of Europe		0.72	0.76	0.81	0.75	3.04	0.68	0.78	0.83	0.76	3.05	0.71	0.78	0.83	0.75	3.07
Wholesale sales Rest of Europe		0.89	1.03	1.05	0.99	3.96	0.94	1.08	1.10	1.11	4.23	1.01	1.17	1.23	1.19	4.60
Wholesale sales outside Europe		0.10	0.11	0.10	0.11	0.42	0.10	0.11	0.11	0.11	0.43	0.10	0.11	0.11	0.11	0.43
Other markets		4.43	6.67	6.85	6.51	24.46	5.42	4.66	5.90	4.79	20.77	5.37	5.58	5.54	6.11	22.60

Contents

Energy conversion table

Oil

(average reference density 32.35 °API, relative density 0.8636)

1 barrel	(bbl)	158.987 l oil[a]	0.159 m^3 oil	162.602 m^3 gas 5,800,000 btu		5,492 ft^3 gas
1 barrel/d	(bbl/d)	~50 t/y				
1 cubic meter	(m^3)	1,000 l oil	6.29 bbl	1,033 m^3 gas		36,481 ft^3 gas
1 tonne oil equivalent	(toe)	1,160.49 l oil	7.299 bbl	1.161 m^3 oil	1,187 m^3 gas	41,911 ft^3 gas

Gas

1 cubic meter	(m^3)	0.976 l oil	0.00643 bbl	35,314.67 btu		35,315 ft^3 gas
1,000 cubic feet	(ft^3)	27.637 l oil	0.1742 bbl	1,000,000 btu	27.317 m^3 gas	0.02386 toe
1,000,000 British thermal unit	(btu)	27.4 l oil	0.17 bbl	0.027 m^3 oil	28.3 m^3 gas	1,000 ft^3 gas
1 tonne LNG	(tLNG)	1.2 toe	8.9 bbl	52,000,000 btu		52,000 ft^3 gas

Electricity

1 megawatthour=1,000 kWh	(MWh)	93.532 l oil	0.5883 bbl	0.0955 m^3 oil	94.448 m^3 gas	3,412.14 ft^3 gas
1 teraJoule	(TJ)	25,981.45 l oil	163.42 bbl	25.9814 m^3 oil	26,939.46 m^3 gas	947,826.7 ft^3 gas
1,000,000 kilocalories	(kcal)	108.8 l oil	0.68 bbl	0.109 m^3 oil	112.4 m^3 gas	3,968.3 ft^3 gas

(a) l oil: liters of oil.

Conversion of mass

	kilogram (kg)	pound (lb)	metric ton (t)
kg	1	2.2046	0.001
lb	0.4536	1	0.0004536
t	1,000	22,046	1

Conversion of length

	meter (m)	inch (in)	foot (ft)	yard (yd)
m	1	39.37	3.281	1.093
in	0.0254	1	0.0833	0.0278
ft	0.3048	12	1	0.3333
yd	0.9144	36	3	1

Conversion of volumes

	cubic foot (ft^3)	barrel (bbl)	liter (lt)	cubic meter (m^3)
ft^3	1	0	28.32	0.02832
bbl	5.615	1	159	0.158984
l	0.035311	0.0063	1	0.001
m^3	35.3107	6.2898	10^3	1

Contents

Contents

Contents

Contents

Summary annual review

Eni in | 2014

DOCKWISE

eni

Contents

Mission

We are a major integrated energy company, committed to growth in the activities of finding, producing, transporting, transforming and marketing oil and gas. Eni men and women have a passion for challenges, continuous improvement, excellence and particularly value people, the environment and integrity.

Our activities

Our solid portfolio of conventional oil assets with competitive costs and our large resource base (with options for anticipated monetization), ensure high value generation at Eni's upstream activity.

The large presence in the gas and LNG markets, and the commercial know-how enable the Company to capture synergies and pursue joint opportunities and projects in the hydrocarbon value chain.

Our strategies, resource allocation processes and conduct of day-by-day operations underpin the delivery of sustainable value to our shareholders and, more generally, to all of our stakeholders, respecting the countries where the Company operates and people working for and with Eni.

Our way of doing business, based on operating excellence, focus on health, safety and the environment, is committed to preventing and mitigating operational risks.

upstream

Eni engages in oil and natural gas exploration, field development and production, mainly in Italy, Algeria, Angola, Congo, Egypt, Ghana, Libya, Mozambique, Nigeria, Norway, Kazakhstan, UK, the United States and Venezuela, overall in 40 countries.

Exploration
Developing oil and gas fields
Onshore
Offshore
Liquefying gas
Trading and shipping
Refineries and petrochemical plants
International oil and gas markets
Regassifying LNG
Gas and power sales
Power generation
Green productions
B2C
Power sales
Chemical products
Lubricants
oil
B2B
Fuels

mid-downstream

Eni engages in selling natural gas to large clients and to the retail markets across Europe leveraging a diversified portfolio of equity gas and long-term contracts gas supplies. We also sell LNG on a global scale and we produce and market power. Eni processes crude oil and other oil-based feedstock to produce fuels, lubricants and chemical products that are supplied to businesses, wholesalers or through retail networks or distributors. Eni engages in the trading of oil, natural gas, LNG and electricity.

This summary review comprises an extract of the description of the businesses, the management’s discussion and analysis of financial condition and results of operations and certain other Company information from Eni’s Integrated Annual Report for the year ended December 31, 2014. It does not contain sufficient information to allow as full an understanding of financial results, operating performance and business developments of Eni as "Eni 2014 Integrated Annual Report". It is not deemed to be filed or submitted with any Italian or US market or other regulatory authorities. You may obtain a copy of "Summary Annual Review - Eni in 2014" and "Eni 2014 Integrated Annual Report" on request, free of charge (see the request form on Eni’s website – eni.com – under the section "Publications").
The "Summary Annual Review" and "Eni 2014 Integrated Annual Report" may be downloaded from Eni’s web site under the section "Publications". Financial data presented in this report is based on Consolidated Financial Statements prepared in accordance with the IFRS endorsed by the EU.
This report contains certain forward-looking statements particularly those regarding capital expenditure, development and management of oil&gas resources, dividends, buy-back, allocation of future cash flow from operations, future operating performance, gearing, targets of production and sale growth, new markets and the progress and timing of projects. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will or may occur in the future. Actual results may differ from those expressed in such statements, depending on a variety of factors, including the timing of bringing new fields on stream; management’s ability in carrying out industrial plans and in succeeding in commercial transactions; future levels of industry product supply; demand and pricing; operational problems; general economic conditions; political stability and economic growth in relevant areas of the world; changes in laws and regulations; development and use of new technologies; changes in public expectations and other changes in business conditions; the actions of competitors and other factors discussed elsewhere in this document. As Eni shares, in the form of ADRs, are listed on the New York Stock Exchange (NYSE), an Annual Report on Form 20-F has been filed with the US Securities and Exchange Commission in accordance with the US Securities Exchange Act of 1934. Hard copies may be obtained free of charge (see the request form on Eni’s website – eni.com – under the section "Publications"). Eni discloses on its Annual Report on Form 20-F significant ways in which its corporate governance practices differ from those mandated for US companies under NYSE listing standards. The term "shareholder" in this report means, unless the context otherwise requires, investors in the equity capital of Eni SpA, both direct and/or indirect. Eni shares are traded on the Italian Stock Exchange (Mercato Telematico Azionario) and on the New York Stock Exchange (NYSE) under the ticker symbol "E".	■	Eni at a glance Our business model Our strategy Business review	2 4 6
	■	■ Exploration & Production ■ Gas & Power ■ Refining & Marketing ■ Versalis ■ Engineering & Construction Financial review	8 12 14 16 18
	■	Group results for the year 2014 results Profit and loss account Summarized Group balance sheet Summarized Group cash flow statements	20 20 23 28 30
	■	Directors and officers Investor information	34 38

Contents

Eni at a glance Eni in 2014

Eni at a glance

Eni is an integrated energy company, with operations in 83 countries around the world with a staff of 84,405 employees. Eni boasts a strong position in the oil&gas value chain, from the hydrocarbon exploration phase to the product marketing.

Our strong presence in the gas market and in LNG, our skills in power generation and refining, strengthened by world class skills in engineering and project management, allow us to catch integrated opportunities in the market place and to pursue synergies across all our businesses.

€11,574 million
Adjusted operating profit

€4,006 million
Dividends paid to shareholders

€15,110 million
Record cash flow from operations

€13,685 million
Net borrowings

0.22
Leverage

8.3%
Distribution Yield

E&P Exploration & Production

Eni's **Exploration & Production** segment engages in oil and natural gas exploration and field development and production, as well as LNG operations in 40 countries, including Italy, Angola, Congo, Egypt, Ghana, Libya, Mozambique, Nigeria, Norway, Kazakhstan, the United Kingdom, the United States and Venezuela.

6.6 bboe
Net proved hydrocarbon reserves

0.9 bboe
Discovered resources

G&P Gas & Power

Eni's **Gas & Power** segment engages in supply, trading and marketing of gas and electricity, international gas transport activities, and LNG supply and marketing. This segment also includes the activity of electricity generation that is ancillary to the marketing of electricity.

89.17 bcm
Worldwide natural gas sales

70%
Long-term gas supply portfolio hub indexed

R&M Refining & Marketing

Eni's **Refining & Marketing** segment engages in crude oil supply and refining. It markets petroleum products to wholesalers or through retail networks, mainly in Italy and in the rest of Europe.

-30% vs. 2012
Refining capacity due to reconversion in biofuel plants

9.21 mmtonnes
Retail sales of petroleum products in Europe

V Versalis

Through its wholly-owned subsidiary Versalis, Eni engages in the production and marketing of olefins, basic chemicals, plastics and elastomers, as well as advanced and eco-friendly plastics and rubber **Versalis** operations are concentrated in Italy and Western Europe.

5.28 mmtonnes
Petrochemical production

71.3%
Average plant utilization rate due to business restructuring

E&C Engineering & Construction

Through its partially-owned subsidiary Saipem, Eni provides a full range of engineering, drilling and construction services to the oil&gas industry and downstream refining and chemicals sectors.

€17,971 million
Orders acquired

€22,147 million
Order backlog

Contents

Eni at a glance Eni in 2014

Countries of activity

V
17
R&M
23
G&P
27
E&P
40
E&C
68

Europe

E&P
9
G&P
14
R&M
13
V
16
E&C
21

Africa

R&M
3
G&P
3
E&P
13
E&C
13

Asia and Oceania

V
1
R&M
4
G&P
7
E&P
12
E&C
22

America

E&P
6
G&P
3
R&M
3
E&C
12

Europe

Country	Exploration & Production	Gas & Power	Refining & Marketing	Versalis	Engineering & Construction
Austria		●	●		●
Belgium		●		●	●
Bulgaria					●
Croatia	●				●
Cyprus	●				●
Czech Republic			●	●	
Denmark				●	●
France		●	●	●	●
Germany		●	●	●	
Greece		●		●	
Greenland	●				
Hungary		●	●	●	
Ireland	●				
Italy	●	●	●	●	●
Luxembourg		●			●
Malta					●
the Netherlands		●	●		●
Norway	●				●
Poland				●	●
Portugal	●				●
Romania			●	●	●
Slovakia			●	●	
Slovenia		●	●		
Spain		●	●	●	●
Sweden				●	●
Switzerland		●	●	●	●
Turkey		●		●	●
Ukraine	●				●
the United Kingdom	●	●	●	●	●

Africa

Country	Exploration & Production	Gas & Power	Refining & Marketing	Versalis	Engineering & Construction
Algeria	●				●
Angola	●				●
Congo	●				●
Egypt	●	●			●
Gabon	●		●		●
Ghana	●		●		●
Kenya	●				
Liberia	●				
Libya	●	●			●
Mauritania					●
Morocco					●
Mozambique	●				●
Nigeria	●				●
South Africa	●				●
Tunisia	●	●	●		
Uganda					●

Asia and Oceania

Country	Exploration & Production	Gas & Power	Refining & Marketing	Versalis	Engineering & Construction
Australia	●				●
Azerbaijan					●
China	●		●	●	●
India	●	●			●
Indonesia	●				●
Iraq	●				●
Japan		●			●
Kazakhstan	●				●
Kuwait					●
Malaysia					●
Myanmar	●				
Oman		●			●
Pakistan	●				●
Papua-New Guinea					●
Philippines		●			
Qatar					●
Russia	●	●	●		●
Saudi Arabia			●		●
Singapore		●	●		●
South Korea		●			●
Thailand					●
Timor Leste	●				
Turkmenistan	●				●
the United Arab Emirates					●
Vietnam	●				●

America

Country	Exploration & Production	Gas & Power	Refining & Marketing	Versalis	Engineering & Construction
Argentina	●	●			
Bolivia					●
Brazil		●			●
Canada	●				●
Chile					●
Colombia					●
Ecuador	●		●		●
Mexico					●
Peru					●
Suriname					●
Trinidad & Tobago	●				●
the United States	●	●	●		●
Venezuela	●		●		●

Exploration & Production ● Gas & Power ● Refining & Marketing ● Versalis ● Engineering & Construction ●

Contents

Our business model Eni in 2014

Our business model

Eni’s business model targets the delivery of long-term value to its stakeholders. This will leverage on profitable production growth, restructuring the mid-downstream businesses, efficiency and operational excellence and managing the operational risks. Our business model is underpinned by our relentless focus on capital stewardship, environmental conservation, attention to local communities, preservation of health and safety of people working in Eni and with Eni, respect of human rights and endorsement of ethics and transparency. The main capitals used by Eni (financial capital, productive capital, intellectual capital, natural capital, human capital,	social and relationship capital) are classified in accordance with the criteria included in the "International IR Framework" published by the International Integrated Reporting Council (IIRC). 2014 financial results and sustainability performance rely on the responsible and efficient use of our capitals.
Hereunder is articulated the map of the main capitals exploited by Eni and actions positively effecting on their quality and availability. At the same time, the scheme evidences how the efficient use of capitals and related connections create value for the Company and its stakeholders.

Contents

stock of capital	Eni's main actions	value creation for Eni	value creation for Eni's stakeholders
financial capital	• Financial structure • Liquidity reserves	• Cash flow from operations • Bank loans • Bonds • Maintaining strategic liquidity • Hedging • Dividends • Working capital optimization	• Going concern • Lower cost of capital • Reduction of working capital • Leverage optimization • M&A opportunities • Mitigation of market volatility • Credit worthiness	• Yields • Share price appreciation • Social and economical growth • Satellite activities
productive capital	• Onshore and offshore plants • Pipelines and storage plants • Liquefaction plants • Refineries • Distribution networks • Power plants • Chemical plants • Buildings and other equipment	• Technological upgrade • Process upgrade • Investment in new businesses (biorefinery, Green chemistry, car sharing) • Maintenance and development activities • Increase environment Certifications (ISO 14001, ISO 50001, EMAS, etc.)	• Returns • Enlarging asset portfolio • Increase assets value • Reduction of operational risk • Energy and operational efficiency • Reputation	• Availability of energy sources and green products • Employment • Satellite activities • Reduction of direct GHG emissions and responsible use of resources
intellectual capital	• Technologies and intellectual property • Corporate internal procedures • Corporate governance system • Integrated risk management • Management and control systems • Knowledge management • ICT (Green Data Center)	• Research and development expenditures • Partnership with centres of excellence • Development of proprietary technologies and patents • Application of procedures and systems • Audit	• Competitive advantage • Risk mitigation • Transparency • Performance • License to operate • Stakeholders' acceptability	• Reduction of environmental and social impacts • Transfer of best available technologies and know-how to host countries • Contributing to the fight against corruption • Green products
human capital	• Health and safety of people • Know-how and skills • Experience • Engagement • Diversity (gender, seniority, geographical) • Eni's thinking	• Safety at work • Recruiting, education and training on the job • Promotion of human rights • Eni's people engagement • Knowledge management • Welfare • Leveraging on diversity • Enhancing individual talents and remuneration in accordance to a merit system	• Performance • Efficiency • Competitiveness • Innovation • Risk mitigation • Reputation • Talent attraction • Job enhancement	• Create employment and preserve jobs • Job enhancement • Wellness of Eni's people and local communities • Increase and transfer know-how
social and relationship capital	• Relationship with stakeholders (institutions, governments, communities, associations, customers, suppliers, industrial partners, NGO, universities, trade unions) • Eni's brand	• Stakeholders' Engagement • MoU with Governments and local authorities • Projects for local development and Local content • Strategic partnerships • Involvement in international panel discussion • Development of programmes on research and training • Partnerships with trade unions • Quality of services rendered • Brand management	• Operational & social licence • Reduction of Time-to-market • Country risk reduction • Market share • Alignment to international best practices • Reputation • Competitive advantage • Suppliers reliability • Customers retention	• Local socio-economical development • Customers and suppliers satisfaction • Share of expertise with territories and communities • Satisfaction and incentive of people • Promoting respect for workers' rights
natural capital	• Oil and gas reserves • Water • Biodiversity and ecosystems • Air • Soil	• Exploration, production, transporting, refining and distributing hydrocarbons • Investment in new businesses (biorefinery, Green Chemistry, car sharing) • Investment in technological and process upgrade • Remediation activities	• Hydrocarbon reserves growth • Opex reduction • Mitigation of operational risk (asset integrity) • Reputation • License to operate • Stakeholders' recognition	• Reduction of gas flared • Reduction of oil spill • Reduction of blow out risk • Preservation of biodiversity • Green products • Containment of water consumption (reinjection and water reuse) • Energy efficiency

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Our strategy Eni in 2014

Our strategy

In order to manage a radically changed price environment, the Company outlined for the next four-year period an action plan which comprises a number of rigorous initiatives and objectives in order to mitigate the impact of lower oil prices and to preserve a robust financial structure, particularly in the short to medium term. Our oil price assumptions for the Brent benchmark are $55 per barrel in 2015 and we expect a gradual recovery in the subsequent years up to our long-term case of $90 per barrel. Against the backdrop of a low price environment in the short to medium term, our primary target remains cash generation which will be underpinned by well-designed industrial actions, capital discipline, focus on Exploration & Production activities and a large disposal plan. In approving the capital expenditure plan the Company selected high-return projects with short pay-back periods; this optimization will result in a euro 48 billion capital expenditures in the next four years, down by approximately 17% compared to the previous plan, net of exchange rate effects. The disposal plan, amounting to more than euro 8 billion in the 2015-2018 period, is based on the anticipated monetization of exploratory discoveries, optimization of the upstream portfolio, rationalization of midstream and downstream portfolio, and the divestment of residual interests in Snam and Galp. The Company forecasts that the planned industrial actions, the selective approach to capital expenditure and the disposal plan will enable Eni to preserve a robust financial structure and we plan to maintain the leverage below the threshold of 0.30 throughout the oil cycle. As part of its effort to preserve liquidity and the balance sheet, the Company decided to rebase the dividend as it is planning to pay a dividend of euro 0.8 per share for fiscal year 2015.
In the subsequent years, management will reassess its progressive dividend policy against the backdrop of an expected improvement in the oil price scenario and the planned growth in our cash generation as our value-generation strategy in Exploration & Production and our turnaround of Gas & Power, Refining & Marketing and Versalis progress on targets.

The planned reduction in capital expenditure, which will foresee a 17% reduction versus the previous plan at constant exchange rate assumptions, will leverage on:
• a reduction in exploration expenditure which will be mainly focused on low-risk activities, particularly on replacing produced reserves in proven areas and nearby producing assets;
• a reduction in development expenditure by rescheduling the activities at certain large projects without jeopardizing the achievement of the Company’s targets of production growth;
• a reduction of capital expenditure in refining and chemicals due to the shutdown of certain plants which will require fewer investments than in the past and the disposal of certain assets under development like the divestment of our interest in the South Stream project which was defined at the end of 2014; and
• renegotiations of contracts for oilfield services and other supplies in our Exploration & Production segment.

In conclusion, the strategic transformation we started last May aims at making Eni more focused on exploration and production activities and more profitable by streamling the organization, turning around loss-making segments and diluting our presence in non-core activities.

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Contents

Exploration & Production / Business review Eni in 2014

Key performance indicators
2012	2013	2014
Injury frequency rate of total Eni workforce	(No. of accidents per million of worked hours)	0.34	0.23	0.23

Net sales from operations (a)	(euro million)	35,874	31,264	28,488
Operating profit		18,470	14,868	10,766
Adjusted operating profit		18,537	14,643	11,551
Adjusted net profit		7,426	5,950	4,423
Capital expenditure		10,307	10,475	10,524
Adjusted ROACE	(%)	17.6	13.5	9.5

Profit per boe (b)	($/boe)	16.0	15.5	9.9
Opex per boe (b)		7.1	8.3	8.4
Cash Flow per boe (d)		32.8	31.9	30.1
Finding & Development cost per boe (c) (d)		17.4	19.2	21.5
Average hydrocarbons realizations (d)		73.39	71.87	65.49

Production of hydrocarbons (d)	(kboe/d)	1,701	1,619	1,598
Estimated net proved reserves of hydrocarbons (d)	(mmboe)	7,166	6,535	6,602
Reserves life index (d)	(years)	11.5	11.1	11.3
Organic reserves replacement ratio (d)	(%)	147	105	112

Employees at year end	(number)	11,304	12,352	12,777
of which: outside Italy		7,371	8,219	8,243
Oil spills due to operations (>1 barrel)	(bbl)	3,015	1,728	936
Produced water re-injected	(%)	49	55	56
Direct GHG emissions	(mmtonnes CO2 eq)	28.68	25.90	22.98
of which: from flaring		9.46	8.48	5.64
Community investment	(euro million)	59	53	63

(a) Before elimination of intragroup sales. (b) Consolidated subsidiaries. (c) Three-year average. (d) Includes Eni’s share of equity-accounted entities.

2014	Highlights

Performance of the year
è 2014 marked our strong focusing in HSE activities with significant improvements in all KPIs:
- the injury frequency rate confirmed the positive 2013 performance;
- greenhouse gas emissions decreased by 11.3% (down by 33.5% from flaring);
- oil spills due to operations decreased by 46%;
- zero blow-outs for the eleventh consecutive year; and
- water re-injection reported a new record at 56% of water reused in operations.
è Adjusted net profit declined by euro 1,527 million, or 25.7%, due to lower crude oil and gas prices in dollar terms (down	by 8.9% on average) reflecting a falling Brent crude benchmark and a weak gas market, especially in Europe.
è Oil and natural gas production was 1.598 million boe/d in 2014 (up by 0.6% compared to the previous year), excluding the impact of the divestment of Eni’s interest in Siberian assets.
è Estimated net proved reserves at December 31, 2014 amounted to 6.6 bboe based on a reference Brent price of $101 per barrel. The reserves replacement ratio was 112%. The reserves life index was 11.3 years (11.1 years in 2013).
è Development expenditure was euro 9,021 million (up by 5.1% from 2013) to	progress major projects and to maintain production plateau particularly in Norway, Angola, Congo, the United States, Italy, Nigeria, Egypt, Indonesia and Kazakhstan.
è Eni continued its track record of exploratory success. Additions to the Company’s resource backlog were approximately 900 million boe, at a competitive cost of $2.1 per barrel.

Exploration and development activities
è Near-field discoveries marked the year’s exploration activity; such discoveries are expected to achieve quick time-to-market leveraging on the synergies from the front-end-loading

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and the utilization of existing production infrastructures:
- Ochigufu in the Angolan deep waters of Block 15/06 (Eni operator with a 35% interest) with a potential in place estimated at approximately 300 million barrels of oil;
- Minsala in the conventional waters of Block Marine XII (Eni operator with a 65% interest) in Congo, increasing the block’s resources in place by 1 billion barrels;
- Oglan in Block 10 (Eni operator with a 100% interest) in Ecuador, with a potential in place estimated at approximately 300 million barrels of oil;
- Merakes in East Sepinggan offshore block (Eni operator with a 85% interest) in Indonesia, with a potential of gas in place estimated at approximately 2 Tcf;	- Nyonie in Block D4 (Eni operator with a 100% interest) in the conventional waters of Gabon, showed an estimated potential of approximately 500 million boe in place of gas and condensates; and
- the appraisal wells at the Agulha and Coral gas discoveries in Mozambique confirmed reach and extension of their respective reservoirs with a potential in place in Area 4 (Eni operator with a 50% interest) estimated at approximately 88 Tcf.
è Our acreage was strengthened by adding 100,000 square kilometers net to Eni, which puts us in a position to restart a new exploration cycle. Main licenses were located in high potential areas such as Myanmar, Portugal, South Africa and Vietnam, as well as legacy areas such as Algeria, China,	Egypt, Norway, the United Kingdom and the United States.
è The West Hub Development Project in Block 15/06 achieved the first oil late in 2014. This is the first Eni-operated project in Angola, with production ramp-up expected to reach a plateau of up to 100 kbbl/d in the coming months.
è Production start-up achieved at the recent Nené discovery in Block Marine XII in Congo. The full-field development will take place in several stages, with a plateau of over 120 kbbl/d.
è Sanctioned the integrated oil&gas project of the Offshore Cape Three Points (Eni operator with a 47.22% interest) in Ghana. First oil is expected in 2017, first gas in 2018 and production is expected to peak at 80 kboe/d.

| Strategies

Our upstream growth model will continue to focus on the organic development of conventional assets, with large resource base and competitive cost structure. Those features will safeguard the profitability of our oil&gas projects even in a low price environment.
The sizeable exploration successes of the latest years have increased the Company’s resource base and have contributed to the Company’s value generation through early monetization of the discovered resources in excess of the target replacement ratio.
Going forward our top priority in E&P is to enhance cash generation leveraging on profitable production growth and the monetization of the discovered resources.

In the next four years, against the backdrop of weak crude oil prices, we intend to monetize our resources by:
■ re-balancing exploration activities in favor of near-field initiatives to ensure fast support to production;
■ rejuvenating the portfolio of exploration leases; and
■ accelerating the development of discovered resources.

We plan to grow production at an average rate of 3.5% over the next four years, leveraging on a robust pipeline of projects with an average break-even of $45 per boe, which together with the ramp-ups at fields started up in 2014 will add more than 650 kboe/d in 2018. This new production will bring an additional cumulative cash flow of euro 19 billion in the 2015-2018 plan periods. The main planned start-ups are the Goliat field (Eni operator with a 65% interest) in the Barents Sea in Norway, the oil&gas project of Offshore Cape Three Points (Eni operator with a 47.22% interest) in Ghana, the Jangkrik project (Eni operator with a 55% interest) in Indonesia and production re-start of Kashagan field

(Eni’s interest 16.81%) by the end of 2016. The profitability of these projects will be ensured by tight control on execution and time-to-market leveraging on our new development approach whereby we insourced critical project phases. To cope with falling oil prices we plan to be selective in our capital allocation decisions. In 2015-2018 plan periods, we expect a decrease of approximately 13% of capital expenditure net of exchange rate effects versus the previous four-year plan due to a reduction in exploration expenditures which will be focused on near-field and appraisal activities, the re-phasing certain projects yet to be sanctioned, as well as we plan to achieve cost savings by renegotiating contracts for the supply of oilfield services, equipment and other upstream goods.
Finally, we intend to manage the typical upstream risks. A major part of our activities are currently located in countries that are far from high-risk areas and Eni plans to growth mainly in countries with low-mid political risk (approximately 90% of the capital expenditure of the four-year plan). We plan to control the environmental risk by means of strict selection of contractors, and by retaining operatorship in a large number of projects (84% of production related to start-ups). Execution of drilling activities at high pressure/high temperature wells and deep waters wells (24% of planned wells to be drilled in 2015) will be managed by continually deploying our high operational standards.

| Maintaining strong production growth

Eni’s Exploration & Production segment engages in oil and natural gas exploration and field development and production, as well as LNG operations, in 40 countries, including Italy, Libya, Egypt, Norway, the United Kingdom, Angola, Congo, Nigeria, the United States, Kazakhstan, Algeria, Australia, Venezuela, Iraq, Ghana and Mozambique.

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Exploration & Production / Business review Eni in 2014

We are targeting a production rate of 3.5% in the next four-year plan. Management plans to achieve the target production growth by continuing development activities and new project start-ups in the main areas of operations, including North Africa, Sub-Saharan Africa, Barents Sea, Kazakhstan, Venezuela and the Far East, leveraging Eni’s vast knowledge of reservoirs and geological basins, as well as technical and producing synergies.
Management plans to maximize the production recovery rate at our current fields by counteracting natural field depletion and reducing facilities downtime. This will require intense development activities of work-over and infilling and careful planning of maintenance activities. We expect that continuing technological innovation and competence build-up will drive increasing rates of reserve recovery.
Management intends to implement a number of initiatives to support profitability in its upstream operations by exercising tight control on project time schedules and costs. We plan to achieve efficient development of our reserves by: (i) in-sourcing critical engineering and project management activities also redeploying to other areas key competences which will be freed with the start-up of certain strategic projects and increase direct control and governance on construction and commissioning activities; and (ii) signing framework agreements with major suppliers, using standardized specifications to speed up pre-award process for critical equipment and plants, increasing focus on supply chain programming to optimize order flows. Based on these initiatives we believe that almost all of our project which we are currently developing over the next four-year plan will be completed on time and on cost schedule.

Production and reserves: 2014 and outlook
In 2014, Eni’s liquids and gas production of 1,598 kboe/d increased by 0.6% from 2013, excluding the impact of the divestment of Eni’s interest in Siberian assets. The main production increases were reported in the United Kingdom, Algeria, the United States and Angola. These additions more than offset mature fields’ declines. New fields’ start-ups and continuing production ramp-ups contributed 126 kboe/d of production.
In the year we achieved the following main start-ups: (i) the West Hub Development Project in Angola. This first Eni-operated producing project in the Country is currently producing 45 kboe/d through the N’Goma FPSO, with a production ramp-up expected to reach a plateau up to 100 kboe/d in the coming months. The start-up was achieved in just 44 months from the announcement of the commercial discovery, a result that is at the top of the industry for development in deep waters. The N’Goma FPSO is currently producing from the Sangos discovery, future production will leverage the progressive hooking up of the block’s discoveries; (ii) the recent Nené Marine discovery in Congo just 8 months after obtaining the production permit. The early production phase is yielding 7,500 boe/d and the fast-track development of the field has leveraged on the synergies with the front-end loading and the infrastructures of the fields located in the area. The full-field development will take place in several stages and will include the installation of production platforms and the drilling of approximately 30 wells, with a plateau of over 120 kboe/d; and (iii) the DEKA project (Eni operator with a 50% interest) in Egypt with a production of approximately 64 mmcf/d of gas and 800 bbl/d of associated condensates. Peak production is expected at approximately 230 mmcf/d net to Eni.
Actual production volumes will vary from year to year due to the timing of individual project start-ups, operational outages, reservoir performance, regulatory changes, asset sales, severe weather events, price effects under production sharing contracts and other factors.
Estimated net proved reserves at December 31, 2014 amounted to 6.6 bboe based on a reference Brent price of $101 per barrel. Additions to proved reserves booked in 2014 were 654 mmboe and derived from: (i) revisions of previous estimates were 524 mmboe mainly reported in Libya, Italy, Kazakhstan and Congo due to contractual revisions, continuous development activities and field performances; (ii) extensions and discoveries were up by 124 mmboe, with major increases booked in Ghana, Indonesia, the United States and Congo following new project sanctions and proved area extensions; (iii) improved recovery were up by 6 mmboe mainly reported in Algeria and Kazakhstan; (iv) sales of mineral-in-place mainly related to the divestment of assets in Nigeria (down by 7 mmboe) and the United Kingdom (down by 1 mmboe); and (v) purchases of minerals-in-place referred mainly to interests in assets located in the United Kingdom (up by 4 mmboe).
The reserves life index was 11.3 years (11.1 years in 2013).
Eni intends to pay special attention to reserve replacement in order to ensure the medium to long-term sustainability of the business. In 2014, we achieved an all sources replacement ratio of 112% through fast sanctioning and relentless focus on field development. Going forward, our reserve replacement will be underpinned by our strong focus on exploration and timely conversion of resources into reserves and production, while at the same time fighting depletion and enhancing the recovery factor in existing fields through effective reservoir management.

| Exploration

Exploration is the engine of our strategy in the upstream business. Exploration has proved to be a driver of production growth and value generation, as well as Eni’s distinctive feature among the oil majors. Since 2008, Eni has discovered over 10 billion boe in place, corresponding to a growth of 35% in our resource base, more than every other player in the oil industry, of which approximately 900 million boe were discovered in 2014, at a competitive cost of $2.1 per boe. Near-field discoveries marked the year’s activity, in particular: (i) Ochigufu in the deep waters of Block 15/06 in Angola; (ii) in the conventional waters of Block Marine XII in Congo, Minsala was the third discovery in the last two years increasing the block’s resources in place by 1 billion barrels with characteristics similar to the previous discoveries of Litchendjili and Nené, the latter started up early production in record time; (iii) Oglan in Block 10 in Ecuador with a potential in place estimated at approximately 300 million barrels of oil located near the processing facilities of the operated field of Villano; (iv) Merakes in offshore Indonesia. This discovery with a potential in place estimated at approximately 2 Tcf, is located in proximity of the operated field of Jangkrik, which is currently under development and will supply additional gas volumes to the Bontang LNG plant; (v) the appraisal gas wells Agulha 2 and Coral 4 DIR in Mozambique, confirming the extension of their respective fields with a potential in place in Area 4 estimated at approximately 88 Tcf; (vi) Nyonie in the conventional waters of

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Exploration & Production / Business review Eni in 2014

Block D4 in Gabon, with an estimated potential of approximately 500 million boe in place of gas and condensates; (vii) the oil&gas Drivis discovery made at the offshore license PL 532 (Eni 30%) in Norway, with volumes in place estimated in the range of 125 and 140 million barrels and will be put into production with the development of the Johan Castberg Hub; and (viii) the oil discovery ARM-14 in the Abu Rudeis license (Eni 100%) in the Gulf of Suez in Egypt, doubled production level in 2014. These discoveries are expected to have a rapid time-to-market leveraging on the synergies from the front-end loading of ongoing projects and utilization of existing production infrastructures.
Leveraging on these results, our exploration plan has been shaped to face the actual challenging scenario:
• by shifting focus to proven plays and near field exploration where we plan to drill 70% of our scheduled wells; and
• by reducing capital expenditure of 35% net of exchange rate effects in 2015 and 25% over the plan period. Exploration projects will attract some euro 5 billion. The most important amounts of exploration expenses will be incurred in Norway, Nigeria, the United States and Italy.
We target the discovery of 2 billion boe of new resources in the four-year plan at a very competitive cost of $2.6 per boe. We plan to anticipate cash generation by disposal of interests in our discoveries in order to balance costs/risk exposure and profitability in an optimal way, in the meanwhile ensuring the reserve replacement and balanced presence in the worldwide upstream.
We plan to mitigate the operational risk relating to drilling activities by applying Eni’s rigorous procedures throughout the engineering and execution stages by leveraging on proprietary drilling technologies, excellent skills and know-how, increased control of operations and by deploying technologies which we believe to be able to reduce blow-out risks and to enable the Company to respond quickly and effectively in case of emergencies.
We renewed our exploration portfolio through the acquisition of new acreage covering approximately 100,000 square kilometers net to Eni, along the guideline of diversifying the geographical presence. As of December 31, 2014, Eni’s mineral right portfolio consisted of 938 exclusive or shared rights of exploration and development activities for a total acreage of 334,739 square kilometers net to Eni of which developed acreage of 40,771 square kilometers and undeveloped acreage of 293,968 square kilometers net to Eni. We confirm our expansion plans in the Pacific Basin, where we signed the contracts of production sharing for the exploration of 2 onshore blocks in Myanmar and 3 offshore blocks in Vietnam, in addition to the acquisition of licenses in Indonesia, Australia and China. We also confirm our interest for the unexplored basins, following Eni’s entrance in the offshore of Portugal, South Africa and deep offshore of Egypt.

| Develop new projects to fuel future growth

Eni has a strong pipeline of development projects that will fuel the medium and long-term growth of its oil and gas production. The pipeline of projects is geographically diversified and will become even more balanced across our hubs. These projects have an average breakeven of $45 per boe and will generate an overall cash flow from operations of euro 19 billion in the four-year plan.
We are aiming at excellence in time-to-market in order to maximize the value of our reserves. We plan to achieve development efficiency leveraging on the integration of skills along the life cycle of the reserves and by deploying an innovative organizational model which insources engineering and retains tight control of construction and commissioning. Phased project development allowed us to mitigate operating risks and reduce the financial exposure.
This approach led to the top results in the industry such as, above mentioned, the West Hub Development Project in Angola and the Block Marine XII in Congo. The latter is the best example of our integrated approach. With the discoveries of Nené, Minsala and Litchendjili we proved that, with advanced technology and innovative geological concepts, it is feasible to unlock material upside also in mature acreage. The huge potential of this play is now about 5.5 bboe of resources and we expect further upsides from the completion of the appraisal of Minsala and the drilling of two additional prospects. In Nené, we expect FID for the second phase by the end of 2015. In addition, later this year, Litchendjili will start oil&gas production. At the end of this decade, we will achieve an overall production of 150 kboe/d.
In the next four years, we plan to start-up 16 new major fields operated by Eni. In addition to the above mentioned fields, the main projects include: (i) the Goliat field in the Barents Sea in Norway. The FPSO vessel reached Norway in April 2015 and started the final commissioning phase. Start-up is expected in the second half of 2015, with a production plateau at approximately 65 kboe/d net to Eni in 2016; (ii) the giant Perla gas field in the Block Cardon IV (Eni’s interest 50%), located in the Gulf of Venezuela. The early production start-up is expected by the second quarter of 2015 with a target production of approximately 460 mmcf/d. Production ramp-up is expected in 2017 with a target of approximately 800 mmcf/d. The development plan targets a long-term production plateau of approximately 1,200 mmcf/d in 2020; (iii) the East Hub in Block 15/06 in Angola, which will leverage on the synergies with West Hub. Production start-up is expected in 2017, contributing to an overall block production of 45 kboe/d at the end of the period; (iv) the Offshore Cape Three Points block in Ghana, with a fast track deep offshore development and time-to-market of just four years. Management plans to sanction FID in December and production start-up is targeted in 2017. The project will reach a production of about 40 kboe/d in 2019; and (v) the Jangkrik field in the Kalimantan offshore, in Indonesia. The project includes drilling of production wells linked to a Floating Production Unit for gas and condensate treatment, as well as construction of a transportation facility. Start-up is expected in 2017.
Finally we plan to achieve further cost efficiencies by: (i) increasing the scale of our operations as we concentrate our resources on larger fields than in the past where we plan to achieve economies of scale; (ii) expanding projects where we serve as operator. We believe operatorship will enable the Company to exercise better cost control, effectively manage reservoir and production operations, and deploy our safety standards and procedures to minimize risks; (iii) applying our technologies which we believe can reduce drilling and completion costs; and (iv) renegotiating contracts for oilfield services and other items to reap the benefits of the deflationary trend in the industry.

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Gas & Power / Business review Eni in 2014

Key performance indicators
2012	2013	2014
Injury frequency rate of total Eni workforce	(No. of accidents per million of worked hours)	2.23	1.43	0.49

Net sales from operations (a)	(euro million)	36,198	32,212	28,250
Operating profit		(3,125)	(2,967)	186
Adjusted operating profit		398	(638)	310
Adjusted net profit		479	(253)	190
Capital expenditure		213	229	172

Worldwide gas sales (b)	(bcm)	95.32	93.17	89.17
LNG sales (c)		14.6	12.4	13.3
Customers in Italy	(million)	7.45	8.00	7.93
Electricity sales	(TWh)	42.58	35.05	33.58

Employees at year end	(number)	4,836	4,616	4,228
GHG emissions	(mmtonnes CO2 eq)	12.77	11.22	10.08
Customer satisfaction score (CSC) (d)	(%)	89.7	92.9	93.4
Water consumption/withdrawals per kWh eq produced	(cm/kWh eq)	0.012	0.017	0.017

(a) Before elimination of intragroup sales.
(b) Include volumes marketed by the Exploration & Production segment of 3.06 bcm (2.73 and 2.61 bcm in 2012 and 2013, respectively).
(c) Refers to LNG sales of the Gas & Power segment (included in worldwide gas sales) and the Exploration & Production segment.
(d) Data referred to the first half of 2014, as at the date of publication of this document Authority for Electricity Gas and Water (AEEGSI) hasn’t published yet the data for the second part of the year.

2014	Highlights

Performance of the year
è In 2014, employees’ and contractors’ injury frequency rates declined by 66%, in line with historical trends.
è Greenhouse gas emissions decreased by 10.2% from 2013.
è The water consumption rate of EniPower’s plants decreased by 5.9% from 2013, while the same index per KWh produced was substantially stable. The decrease was due to lower use of sea water in cooling operations at Brindisi site and lower production of electricity at Livorno site, due to an unfavorable trading environment, with steam and freshwater consumption almost unchanged from 2013.
è Eni gas sales (89.17 bcm) were down by 4.3% compared to 2013. Eni’s sales in the domestic market of 34.04 bcm	decreased by 5.1% driven by lower sales in all the business segments partially offset by higher spot sales. Barely unchanged volumes marketed in the main European markets (42.21 bcm; down by 1.1%).
è Electricity sales of 33.58 TWh decreased by 1.47 TWh, or 4.2% compared to the previous year.
è Capital expenditure of euro 172 million mainly concerned the flexibility and upgrading of combined cycle power stations (euro 98 million), as well as gas marketing initiatives (euro 66 million).
è In 2014, adjusted net profit amounted to euro 190 million, up by euro 443 million from 2013. This reflected the benefits from the renegotiation of a substantial portion of the long-term gas supply	portfolio, including larger one-off effects related to the purchase costs of volumes supplied in previous reporting periods. These positive effects were partially offset by declining gas and power prices against the backdrop of continuing weak demand and competitive pressure.
è In 2014, we achieved several renegotiations of our long-term gas supply contracts and we obtained a reduction in take-or-pay volumes. Approximately 70% of our long-term gas supply portfolio is now indexed to hub prices. Cash advances paid to suppliers due to the take-or-pay clause in those long-term supply contracts were reduced by euro 0.66 billion also leveraging on sales optimization.

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Gas & Power / Business review Eni in 2014

| Strategies

Eni's management expects a weak outlook for natural gas sales and prices due to structural headwinds in the industry as we forecast demand stagnation, oversupplies and strong competition across all of our main markets in Europe, including Italy.
We believe that going forward reduced sales opportunities and continued pricing competition will be caused by weaker-than-anticipated demand growth which is expected to be dragged down by macroeconomic uncertainties and by the current downturn in the thermoelectric sector which will be penalized by the competition from coal which is cheaper than gas in firing power plants and the development of renewable sources of energy (photovoltaic, solar to name the most important). The absolute level of gas consumption in Europe contracted by approximately 12% in the time span from 2008 to 2013 and in 2014 gas consumption fell dramatically by a further 12%. According to our projections gas consumption will return back to 2013 levels somewhere in 2020.

Against this backdrop, European markets remains well supplied thanks to the fast development of liquid hubs where operators can trade spot gas. In 2013, approximately 62% of gas volumes supplied were traded at continental hubs. These trends will drive continuing competition and pricing pressure, which are expected to be exacerbated by the constraints of the long-term supply contracts with take-or-pay clauses whereby wholesaler operators are forced to compete aggressively on pricing in order to limit the financial exposure dictated by the contracts.
In Italy we expect that gas prices in the wholesale market will remain under pressure due to a number of negative factors including competitive pressure and the current level of minimum take volumes of Italian operators which are well above the absolute dimension of the Italian market. In the retail market, the regulated tariffs to residential and commercial users are currently indexed to spot prices of gas quoted at continental hubs.

Based on the above outlined trends and industrial actions, management will try to retain profitable, cash-positive operations in the Company’s gas marketing business over the plan period.

To achieve this object we intend to put in place the following strategic guidelines:
■ alignment of the supply portfolio to market conditions starting from 2016, leveraging on further renegotiations;
■ streamlining of operations and optimization of logistic costs; and
■ development and growth in the value added segments, in particular in the retail segment, developing the client base also through the sale of extra-commodity products, as well as in the LNG segment, leveraging on the marketing opportunities in premium markets and upstream integration.

Gas & Power value chain

Eni’s Gas & Power segment engages in all phases of the natural gas value chain: supply, trading and marketing of natural gas and LNG. This segment also includes power generation and marketing of electricity. Eni’s leading position in the European gas market is ensured by a set of competitive advantages, including our multi-country approach, long-term gas availability, access to infrastructures, market knowledge and a strong customer base, in addition to long-term relations with producing countries. Furthermore, integration with our upstream operations provides valuables growth options whereby the Company targets to monetize its large gas reserves.

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Refining & Marketing / Business review Eni in 2014

Key performance indicators
2012	2013	2014
Injury frequency rate of total Eni workforce	(No. of accidents per million of worked hours)	1.74	1.01	0.86

Net sales from operations (a)	(euro million)	62,531	57,238	56,153
Operating profit		(1,264)	(1,492)	(2,229)
Adjusted operating profit		(289)	(457)	(208)
Adjusted net profit		(181)	(232)	(147)
Capital expenditure		898	672	537

Refinery throughputs on own account	(mmtonnes)	30.01	27.38	25.03
Conversion index	(%)	61	62	51
Balanced capacity of refineries	(kbbl/d)	767	787	617

Retail sales of petroleum products in Europe	(mmtonnes)	10.87	9.69	9.21
Service stations in Europe at year end	(number)	6,384	6,386	6,220
Average throughput per service station in Europe	(kliters)	2,064	1,828	1,725
Retail efficiency index	(%)	1.48	1.28	1.19

Employees at year end	(number)	8,608	8,438	6,774
GHG emissions	(mmtonnes CO2 eq)	6.06	5.20	5.34
SOx (sulphur oxide) emissions	(ktonnes SO2 eq)	16.99	10.80	6.09
Water consumption rate (refineries)/refinery throughputs	(cm/tonnes)	25.43	19.98	22.42
Bio-fuels marketed	(mmtonnes)	14.83	10.84	12.93
Customer satisfaction index	(Likert scale)	7.90	8.10	8.20

(a) Before elimination of intragroup sales.

2014	Highlights

Performance of the year
è In 2014, the injury frequency rate for employees and contractors was down 14.9% demonstrating our continuing commitment for a more secure workplace.
è In 2014, the Refining & Marketing segment reduced the adjusted net loss to euro 147 million (euro 232 million in 2013) driven by improved margins and restructuring initiatives, including the start-up of the green refinery project in Venice, and cost efficiencies.
è In 2014, refining throughputs were 25.03 mmtonnes, down by 8.6% from 2013. In Italy, processed volumes decreased by 11.7% mainly due to the unfavorable refinery scenario registered in the first part of the year and the shutdown of the Gela and Venice refineries.
è In 2014, the production of bio-fuels amounted to 12.93 mmtonnes, up by	19.3% compared to a year ago following the start-up of the bio-refinery in Venice.
è Retail sales in Italy amounted to 6.14 mmtonnes, down by 7.5% from 2013 due to strong competitive pressure. In 2014, Eni’s average retail market share was 25.5%, down by 2 percentage points from 2013.
è Retail sales in the rest of Europe of 3.07 mmtonnes were substantially stable compared to 2013 (up by 0.7%). Higher volumes marketed in Germany and Austria were offset by lower sales of other subsidiaries.
è Capital expenditure amounted to euro 537 million mainly related to the reconversion of the Venice refinery and improvement of flexibility and yields of the other plants, in particular at Sannazzaro refinery and the rebranding of the retail distribution network.	è In 2014, expenditure in R&D amounted to approximately euro 18 million. During the year, 15 patent applications were filed.

Portfolio rationalization
è In line with the Eni’s strategy focused on selectively growing in high profitable markets, Eni signed a preliminary agreement for the divestment of its marketing activities of fuels located in Czech Republic, Slovakia and Romania to the Hungarian Company MOL. The agreement also comprises the refinery capacity to supply the marketing network through a 32.445% interest in the joint refining asset Ceská Rafinérská as (CRC). All these agreements are subject to the approval of the relevant European Antitrust Authorities.

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Development plan of the Gela site
è In November 2014, Eni defined with the Ministry for Economic Development, the Region of Sicily and interested stakeholders a plan to restore the profitability of the Gela refinery. The key point of the agreement is the reconversion of the Gela site to a bio-refinery.
è The reconversion will follow the model adopted for the Venice green refinery, by leveraging on raw vegetable materials and use of the proprietary technologies.	The agreement also defines terms for building a modern logistic hub and new initiatives in the upstream sector in Sicily, including offshore. Eni will also perform environmental remediation and clean-up activities and institute the Safety Competence Center (SCC), a center of excellence in the security field. The investment plan for such initiatives amounts to euro 2.2 billion, mainly relating to upstream projects in the Sicily region.	Start-up of Venice bio-refinery
è In June 2014, the start-up of the bio-refinery of Porto Marghera was achieved, with a green diesel capacity of 300 ktonnes/y. The green diesel is produced from refined vegetable oil utilizing the proprietary EcofiningTM technology. The production will fulfill half of the Eni’s annual requirement of green diesel, thus ensuring new perspectives for the industrial site of Venice and allowing economic and environmental benefits.

| Strategies

For the next four years, the priority of Eni's Refining & Marketing segment is to return to profitability in the context of weak fundamentals of the European refining market, affected by weak demand, structural overcapacity and competitive pressure from streams of cheaper products from Asia, Russia and the United States.

Against this scenario, the Company priority is to recover the economic and financial sustainability in a short timeframe, targeting to break even at both adjusted operating profit and cash generation before investment in 2015, then to stabilize profitability and cash generation in the long run. In order to achieve this goal, our strategy in the Refining & Marketing sector will leverage on reducing and rationalizing refining capacity in order to limit the Company’s exposure to volatile refining margins, and on efficiency initiatives. We are planning for a 50% capacity cut (2012 base) which, once implemented, will bring our installed capacity in line with our targeted exposure to the refining business considering our view of industry trends and fundamentals.
Till 2014, we have delivered a 30% capacity downsizing, including the shutdown of the Venice refinery, which underwent a restructuring process to be converted into a plant for the production of bio-fuels based on a proprietary technology, and of the Gela refinery, which will be converted into a unit for the manufacturing of bio-fuels like the Venice site and into a logistic hub. Finally we signed a preliminary agreement to divest our interest in a refining asset located in the Czech Republic and we expect to close the transaction by mid 2015.

We believe that the restructuring initiatives implemented so far have reduced the refining break-even margin. Going forward, we plan to divest our interests in certain refining assets abroad and to downsize our less competitive Italian refineries. We intend to make selective capital expenditures expecting to invest approximately euro 1 billion to improve efficiency and optimize existing plant, to complete the bio-refinery at the Venice site and to implement the Gela project.

We have defined other initiatives designed to provide for:
■ optimize plant set-up and logistics operations by means of higher flexibility and process integration; and
■ deliver cost efficiencies, particularly in refinery fixed expenses and energy savings.

In Marketing activities, where we expect continuing competitive pressure due to weak demand trends and oversupplies in our core domestic market, we are planning to achieve a gradual improvement in results of operations mainly by focusing on margin preservation and cost efficiencies. We will try to do this by means of effective marketing initiatives to retain customers, product and service innovation and a continuing focus on the quality of service, as well as the expansion of non-oil activities. Management plans to improve the efficiency of the Italian retail network by closing low-throughput outlets and other rationalizations. Retail operations abroad will be focused on those areas and markets where we expect attractive profitability due to an improving scenario for consumption, while we plan to divest our presence in marginal areas, mainly in Eastern Europe.

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Versalis / Business review Eni in 2014

Key performance indicators
2012	2013	2014
Injury frequency rate of total Eni workforce	(No. of accidents per million of worked hours)	1.09	0.57	0.28

Net sales from operations (a)	(euro million)	6,418	5,859	5,284
Intermediates		3,050	2,709	2,310
Polymers		3,188	2,933	2,800
Other sales		180	217	174
Operating profit		(681)	(725)	(704)
Adjusted operating profit		(483)	(386)	(346)
Adjusted net profit		(395)	(338)	(277)
Capital expenditure		172	314	282

Production	(mmtonnes)	6,090	5,817	5,283
Sales of petrochemical products		3,953	3,785	3,463
Average plant utilization rate	(%)	66.7	65.3	71.3

Employees at year end	(number)	5,668	5,708	5,443
GHG emissions	(mmtonnes CO2 eq)	3.72	3.69	3.09
NMVOC (Non-Methane Volatile Organic Compound) emissions	(ktonnes)	4.40	3.93	3.51
NOx (nitrogen oxide) emissions	(ktonnes NO2 eq)	3.43	3.29	2.45
Recycled/reused water	(%)	81.6	86.2	87.7

(a) Before elimination of intragroup sales.

2014	Highlights

Performance of the year
è In 2014, the injury frequency rate (employees and contractors) was more than halved (down by 50.9%) compared to 2013, in continuation of historical positive trend.
è In 2014, greenhouse gas emissions and other emissions in the atmosphere were lower than in 2013 (down by 16.3%), following the restructuring of the production assets. Recycled/reused water rate improved, up to 87.7%.
è In 2014, adjusted net loss was euro 277 million, euro 61 million lower than in 2013, benefiting from improved margins of intermediates and polyethylene. Results reflected efficiency initiatives and restructuring programs, mainly relating to the start-up of the Porto Torres Green Chemical project and the shutdown of certain unprofitable production units.
è Sales of petrochemical products amounted to 3,463 ktonnes, down by 322 ktonnes, or 8.5% from 2013, driven by weak commodity	demand and strong competition.
è In 2014, expenditure in R&D amounted to approximately euro 40 million, 14 patent applications were filed.

Restructuring of petrochemical activities in Sardinia
è In June 2014, the Green Chemical project of Matrìca, a 50/50 joint venture between Versalis and Novamont, started operations marking the full conversion of the Porto Torres site. Matrìca’s plant is currently leveraging on an innovative technology to transform vegetable oils into monomers and intermediates that are feedstock for the production of complex production of bio-products destined among other to the tyre industry, production of bio-lubricants and plastic. The overall production capacity of approximately 70 ktonnes per year will come gradually online during 2015. The cracking production line was definitively shut down.

è At the end of December 2014, Versalis signed an agreement to divest the Sarroch plant to the refining company Saras, which owns a refinery close to Eni’s petrochemical site. The agreement includes the disposal of the Versalis plants connected with the production cycle of the refinery, in particular the reforming unit, the propylene splitter unit and other related services, including the logistics system.

The Green Chemical project of Porto Marghera
è In November 2014, Eni defined with the Ministry for Economic Development and the interested stakeholders a plan to restore the profitability of the petrochemical plant at Porto Marghera. The project, in partnership with the US-based company Elevance Renewable Science Inc, envisages building of world-scale plants which are the first of their kind and the

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new technology for the production of bio-chemical intermediates from vegetable oils destined for high added-value industrial applications such as detergents, bio-lubricants and chemicals for the oil industry.

Development and sustainability initiatives
è In November 2014, Versalis signed a partnership with Solazyme, an

US-based renewable oil and bio-products company, aimed to expand market access and commercial use of Encapso™ – the world’s first commercially – available, biodegradable encapsulated lubricants for drilling fluids. Encapso will also be used in oil and gas fields operated by Eni.
è Following the strategic partnership signed in 2013 with Yulex, an US-	based leader in bio-materials, to produce guayule-based bio-rubber by using non-food feedstock, is under development the agronomic protocol and the innovative technology engineering, through the development of the entire supply chain, from the cultivation to the extraction of natural rubber, until the construction of a bio-mass power station.

| Strategies

Versalis’ operations are exposed to volatile costs of oil-based feedstock and the cyclicality of demand due to the commoditized nature of product portfolio and underlying weaknesses in the industry. Our commodity chemical businesses have been unprofitable in recent years and we expect only limited improvements in the scenario in the foreseeable future due to structural cost disadvantages with respect to Asian and Middle East players and also US players, as well as a weak macroeconomic outlook which will hamper a sustainable recovery in demand. We believe that the current improvement in the cost of oil-based feedstock will provide only limited upside to the weak underlying fundamentals of the petrochemical sector in Europe.

Against this backdrop, our priority is the economic and financial sustainability in the medium and long term. The breakeven at adjusted operating profit and operating cash flow is expected to be achieved from 2016.

This target will be driven by implementing the following strategic guidelines:
■ downsizing the installed capacity in commoditized and loss-making businesses through the reconversions of inefficient units and plant shutdown and/or divestment and rationalization of the other businesses;
■ refocusing our chemical portfolio on high value-added productions (i.e. specialties) also through the development of green chemistry; and
■ upgrading of our production platform by means of the internationalization of the business to serve global clients and markets featured by high demand growth, also through strategic alliances with industrial partners.

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Engineering & Construction / Business review Eni in 2014

Key performance indicators
2012	2013	2014
Injury frequency rate of total Eni workforce	(No. of accidents per million of worked hours)	0.32	0.26	0.28

Net sales from operations (a)	(euro million)	12,799	11,598	12,873
Operating profit		1,453	(98)	18
Adjusted operating profit		1,485	(99)	479
Adjusted net profit		1,111	(253)	309
Capital expenditure		1,011	902	694

Orders acquired	(euro million)	13,391	10,062	17,971
Order backlog		19,739	17,065	22,147

Employees at year end	(number)	43,387	47,209	49,559
Employees outside Italy rate	(%)	88.1	89.1	89.9
Local managers rate		41.3	41.3	42.0
Local procurement rate		57.4	54.3	55.6
GHG emissions	(mmtonnes CO2 eq)	1.54	1.54	1.42
Water withdrawals	(million of cubic meters)	8.25	8.74	6.32

(a) Before elimination of intragroup sales.

2014	Highlights

Performance of the year
è In 2014, the injury frequency rate registered a 7.7% increase due to a poor performance for contractors (up by 12.7%), partially offset by a lower injury frequency rate for employees (down by 4.9%).
è In 2014, adjusted net profit of the Engineering & Construction segment amounted to euro 309 million, up by euro 562	million from the adjusted net loss of euro 253 million reported in 2013, which was driven by extraordinary contract losses.
è Orders acquired amounted to euro 17,971 million (euro 10,062 million in 2013), 97% of which relating to the works outside Italy, while orders from Eni companies amounted to 8% of the total.
è Order backlog amounted to euro 22,147	million at December 31, 2014 (euro 17,065 million at December 31, 2013), of which euro 9,035 million to be executed in 2015.
è Expenditure in R&D amounted to euro 12 million. 20 patent applications were filed.
è Capital expenditure amounted to euro 694 million (euro 902 million in 2013) which mainly regarded the upgrading of the drilling and construction fleet.

| Strategies

We expect a challenging trading environment in the oilfield services sector due to lower crude oil prices. In spite of this, we forecast that the execution of recently-acquired projects will support operating results.

Over the four-year plan, the Engineering & Construction segment intends to improve profitability by growing in those market segments where it owns competitive advantages, like ultra-deep projects, pipeline laying, onshore projects in harsh environments and with other complexities. The Engineering & Construction segment will leverage on the enhancement of the EPC(I)-oriented business model, its world-class technology, engineering and delivering skills, its strong local presence and established relationships with other major oil companies and national oil companies. The profitability and cash generation over the plan period will be sustained by selective capital expenditure, efficiency actions and working capital optimization.

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Group results for the year / Financial review Eni in 2014

Group results for the year

In 2014, the Group faced strong headwinds in any of its reference markets. Oil&gas realizations in dollar terms declined due to lower a Brent price, down by 9% from 2013, and lower gas benchmarks. Eni’s refining margins (Standard Eni Refining Margin-SERM) that gauge the profitability of Eni’s refineries were up by 32.1% from the particularly depressed level of 2013, due to a fall in the cost of crude oil feedstock. However, the European refining business continued to be affected by structural headwinds from lower demand, overcapacity and increasing competitive pressure from streams of cheaper refined products imported from Russia, Asia and the United States. The European gas market was adversely affected by weak demand, competitive pressures and oversupply. Price competition was tough taking into account minimum off-take obligations provided by gas purchase take-or-pay contracts and reduced sales opportunities. Spot prices in Europe reported a decrease of 22.7% from 2013. Electricity sales reported negative margins due to oversupply and increasing competition from more competitive sources (photovoltaic and coal-fired plants).

| 2014 results

In 2014, net profit attributable to Eni’s shareholders was euro 1,291 million, a decline of euro 3,869 million from 2013, or 75%; operating profit of euro 7,917 million was down by 10.9%.
Business performance was adversely impacted by lower oil prices which decreased revenues in the Exploration & Production segment. The mid-downstream business segments reported cumulatively an improved performance of euro 1.2 billion reflecting gas contract renegotiations, cost efficiencies, as well as optimization and restructuring initiatives, in spite of an unfavorable trading environment. Furthermore, results were affected by a euro 221 million loss on the fair-valued interests in Galp and Snam which underlay two convertible bonds.
In addition to these business trends, 2014 net profit was impacted by net charges of euro 2,416 million due to the alignment of crude oil and product inventories to current market prices, asset impairments driven by a lower price environment in the near to medium term impacting the recoverable amounts of oil&gas properties and of rigs and construction vessels in Saipem, as well as the write-off of deferred tax assets of Italian subsidiaries (euro 976 million) due to the projections of lower future taxable profit (euro 500 million) and the write-off for euro 476 million of deferred tax assets accrued in connection with an Italian windfall tax of 6.5 percentage points which adds to the Italian statutory tax rate of 27.5%. This windfall tax, the so-called Robin Tax, was ruled to be illegitimate by an Italian Court on February 11, 2015. It was the first time that a sentence stated the illegitimacy of a tax rule prospectively, denying any reimbursement right. As a result of the abrogation, deferred tax assets of Italian subsidiaries were recalculated with the lower statutory tax rate of 27.5% instead of 33%, with the difference being written off. These effects were partly offset by the recognition of a tax gain of euro 824 million due to the settlement of a tax dispute with the Italian fiscal Authorities regarding how to determine a tax surcharge of 4% due by the parent company Eni SpA (the so-called Libyan tax) since 2009.
In 2013, significant disposal gains were recognized due to the divestment of a 20% stake in the Mozambique discovery (euro 2,994 million) and the fair-value evaluation of Eni’s interest in Artic Russia (euro 1,682 million), partly offset by extraordinary charges and inventory holding losses for euro 4 billion (post-tax). These transactions affected the year-on-year comparison of reported net profit.

In 2014, adjusted net profit attributable to Eni’s shareholders of euro 3,707 million decreased by 16.3% and excludes an inventory holding loss of euro 1,008 million and special charges of euro 1,408 million, net of tax, with a positive adjustment of euro 2,416 million.

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Group results for the year / Financial review Eni in 2014

Adjusted net profit
2012	(euro million)	2013	2014	Change	% Ch.
4,200	Net profit attributable to Eni's shareholders - continuing operations	5,160	1,291	(3,869)	(75.0)
(23)	Exclusion of inventory holding (gains) losses	438	1,008
2,953	Exclusion of special items	(1,168)	1,408
7,130	Adjusted net profit attributable to Eni’s shareholders - continuing operations (a)	4,430	3,707	(723)	(16.3)

(a) For a detailed explanation of adjusted operating profit and net profit see paragraph "Reconciliation of reported operating and net profit to results on an adjusted basis".

The breakdown of adjusted net profit by segment is shown in the table below:

Adjusted net profit by segment
2012	(euro million)	2013	2014	Change	% Ch.
7,426	Exploration & Production	5,950	4,423	(1,527)	(25.7)
479	Gas & Power	(253)	190)	443	..
(181)	Refining & Marketing	(232)	(147)	85	36.6
(395)	Versalis	(338)	(277)	61	18.0
1,111	Engineering & Construction	(253)	309	562	..
(247)	Other activities	(205)	(200)	5	2.4
(977)	Corporate and financial companies	(484)	(651)	(167)	(34.5)
661	Impact of unrealized intragroup profit elimination (a)	39	152	113
7,877	Adjusted net profit - continuing operations	4,224	3,799	(425)	(10.1)
	of which attributable to:
747	- non-controlling interest	(206)	92	298	..
7,130	- Eni's shareholders	4,430	3,707	(723)	(16.3)

(a) This item concerned mainly intragroup sales of commodities, services and capital goods recorded in the assets of the purchasing business segment at the reporting date.

Results by business segment

Exploration & Production
The Exploration & Production segment reported a 21.1% decrease in adjusted operating profit to euro 11,551 million. This result reflected reduced oil and gas realizations in dollar terms (down by 8.9% on average) higher depreciation charges taken in connection with the start-up of new fields mainly in the second half of 2013, achieving full ramp-up in the course of 2014. Adjusted net profit of euro 4,423 million decreased by 25.7% due to a reduced operating performance. The adjusted tax rate increased by approximately 2 percentage points in the year due to a larger share of taxable profit reported in countries with higher taxations.

Gas & Power
The Gas & Power segment reported an adjusted operating profit of euro 310 million reversing an adjusted operating loss of euro 638 million in 2013. The 2014 results were driven by better competitiveness due to the renegotiation of a substantial portion of the long-term gas supply portfolio, including one-off effects related to the purchase costs of volumes supplied in previous reporting periods, which was larger than in the full year 2013. The result also reflected a positive contribution of international LNG sales. These positives were partially offset by a continued decline in sale prices of gas and electricity, driven by weak demand and continuing competitive pressure, exacerbated by oversupply and market liquidity, as well as a different tariff regime for supplying gas to the residential regulated market.
Adjusted net profit of 2014 amounted to euro 190 million, up by euro 443 million reported in 2013. This reflected better operating performance, partially offset by lower results from equity-accounted entities.

Refining & Marketing
The Refining & Marketing segment reported half-sized operating losses at euro 208 million compared to 2013, in spite of continuing industry headwinds on the back of weak demand and overcapacity. The improvement was driven by improved refining margins compared with the particularly depressed scenario of 2013 following a fall in oil prices, and restructuring initiatives, including the start of the green refinery project in Venice, and cost efficiencies, particularly with respect to energy and overhead costs. Marketing results were sustained by a decline of oil prices despite weak demand and rising competitive pressure. The adjusted net loss for the full year was euro 147 million, down by euro 85 million from the previous reporting period.

Versalis
Versalis reported an adjusted operating loss of euro 346 million, a decrease of euro 40 million, or 10.4% from 2013. The loss matured against the backdrop of an unfavorable trading environment which reflected continued weakness in commodity demand and increasing competition from non-EU producers. These trends were partly offset by efficiency initiatives and restructuring programs, mainly relating to the start-up of the Porto Torres Green Chemical project and the shutdown of certain unprofitable production units, as well as lower oil-based feedstock prices in the last part of 2014. Adjusted net loss of euro 277 million decreased by euro 61 million from 2013.

Engineering & Construction
The Engineering & Construction segment reported an adjusted operating profit of euro 479 million, up by euro 578 million from 2013 reflecting extraordinary losses incurred in 2013 driven by changed estimates at long-term contracts. Adjusted net profit increased by euro 562 million to euro 309 million.

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Group results for the year / Financial review Eni in 2014

Capital expenditure

2012	(euro million)	2013	2014	Change	% Ch.
10,307	Exploration & Production	10,475	10,524	49	0.5
43	- acquisition of proved and unproved properties	109
1,850	- exploration	1,669	1,398
8,304	- development	8,580	9,021
110	- other expenditure	117	105
213	Gas & Power	229	172	(57)	(24.9)
200	- marketing	206	164
13	- international transport	23	8
898	Refining & Marketing	672	537	(135)	(20.1)
675	- refining, supply and logistics	497	362
223	- marketing	175	175
172	Versalis	314	282	(32)	(10.2)
1,011	Engineering & Construction	902	694	(208)	(23.1)
14	Other activities	21	30	9	42.9
152	Corporate and financial companies	190	83	(107)	(56.3)
38	Impact of unrealized intragroup profit elimination	(3)	(82)	(79)
12,805	Capital expenditure - continuing operations	12,800	12,240	(560)	(4.4)
756	Capital expenditure - discontinued operations
13,561	Capital expenditure	12,800	12,240	(560)	(4.4)

In 2014, capital expenditure amounted to euro 12,240 million (euro 12,800 million in 2013) relating mainly to:
- development activities deployed mainly in Norway, Angola, Congo, the United States, Italy, Nigeria, Egypt, Kazakhstan, Indonesia and exploratory activities of which 98% was spent outside Italy, primarily in Libya, Mozambique, the United States, Angola, Nigeria, Indonesia, Cyprus, Norway and Gabon;
- upgrading of the fleet used in the Engineering & Construction segment (euro 694 million);
- refining, supply and logistics in Italy and outside Italy (euro 362 million) with projects designed to improve the conversion rate and flexibility of refineries, as well as the upgrade and rebranding of the refined product retail network in Italy and in the rest of Europe (euro 175 million); and
- initiatives to improve flexibility of the combined cycle power plants (euro 98 million).

Sources and uses of cash
The Company’s cash requirements for capital expenditures, buy-back program, dividends to shareholders, and working capital were financed by a combination of funds generated from operations, borrowings and divestments.
In 2014, net cash provided by operating activities amounted to euro 15,110 million, as it was supported by a reduction of working capital in E&P, G&P mainly due to a reduction in cash advances related to the take-or-pay clause in gas long-term supply contracts, as well as in Saipem. Proceeds from disposals were euro 3,684 million and mainly related to the divestment of Eni’s share in Artic Russia (euro 2,160 million), an 8% interest in Galp Energia (euro 824 million), Eni’s interest in the EnBW joint venture in Germany, as well as the divestment of Eni’s stake in the South Stream project. These cash inflows funded cash outlays relating to capital expenditure totaling euro 12,240 million and dividend payments, share repurchases and other changes amounting to euro 4,434 million (including euro 2,020 million related to the 2014 interim dividend paid to Eni’s shareholders and euro 380 million of share repurchases), reducing the Group’s net debt from December 31, 2013 by euro 1,278 million. Net cash provided by operating activities was negatively affected by lower receivables due beyond the end of the reporting period, being transferred to financing institutions compared to the amount transferred at the end of the previous reporting period (down by euro 961 million from December 31, 2013).

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Group results for the year / Financial review Eni in 2014

| Profit and loss account

2012	(euro million)	2013	2014	Change	% Ch.
127,109	Net sales from operations	114,697	109,847	(4,850)	(4.2)
1,548	Other income and revenues	1,387	1,101	(286)	(20.6)
(99,674)	Operating expenses	(95,304)	(91,677)	3,627	3.8
(158)	Other operating income (expense)	(71)	145	216	..
(13,617)	Depreciation, depletion, amortization and impairments	(11,821)	(11,499)	322	2.7
15,208	Operating profit	8,888	7,917	(971)	(10.9)
(1,371)	Finance income (expense)	(1,009)	(1,065)	(56)	(5.6)
2,789	Net income from investments	6,085	490	(5,595)	(91.9)
16,626	Profit before income taxes	13,964	7,342	(6,622)	(47.4)
(11,679)	Income taxes	(9,005)	(6,492)	2,513	27.9
70.2	Tax rate (%)	64.5	88.4	23.9
4,947	Net profit - continuing operations	4,959	850	(4,109)	(82.9)
3,732	Net profit - discontinued operations
8,679	Net profit	4,959	850	(4,109)	(82.9)
	Attributable to:
7,790	Eni's shareholders:	5,160	1,291	(3,869)	(75.0)
4,200	- continuing operations	5,160	1,291	(3,869)	(75.0)
3,590	- discontinued operations
889	Non-controlling interest:	(201)	(441)	(240)	..
747	- continuing operations	(201)	(441)	(240)	..
142	- discontinued operations

Non-GAAP measures
Reconciliation of reported operating profit and reported
net profit to results on an adjusted basis

Management evaluates Group and business performance on the basis of adjusted operating profit and adjusted net profit, which are arrived at by excluding inventory holding gains or losses, special items and, in determining the business segments’ adjusted results, finance charges on finance debt and interest income. The adjusted operating profit of each business segment reports gains and losses on derivative financial instruments entered into to manage exposure to movements in foreign currency exchange rates which impact industrial margins and translation of commercial payables and receivables. Accordingly also currency translation effects recorded through profit and loss are reported within business segments’ adjusted operating profit.

The taxation effect of the items excluded from adjusted operating or net profit is determined based on the specific rate of taxes applicable to each of them. The Italian statutory tax rate is applied to finance charges and income. Adjusted operating profit and adjusted net profit are non-GAAP financial measures under either IFRS, or US GAAP. Management includes them in order to facilitate a comparison of base business performance across periods, and to allow financial analysts to evaluate Eni’s trading performance on the basis of their forecasting models. The following is a description of items that are excluded from the calculation of adjusted results.

Inventory holding gain or loss is the difference between the cost of sales of the volumes sold in the period based on the cost of supplies of the same period and the cost of sales of the volumes sold calculated using the weighted average cost method of inventory accounting.

Special items include certain significant income or charges pertaining to either: (i) infrequent or unusual events and transactions, being identified as non-recurring items under such circumstances; (ii) certain events or transactions which are not considered to be representative of the ordinary course of business, as in the case of environmental provisions, restructuring charges, asset impairments or write ups and gains or losses on divestments even though they occurred in past periods or are likely to occur in future ones; or (iii) exchange rate differences and derivatives relating to industrial activities and commercial payables and receivables, particularly exchange rate derivatives to manage commodity pricing formulas which are quoted in a currency other than the functional currency. Those items are reclassified in operating profit with a corresponding adjustment to net finance charges, notwithstanding the handling of foreign currency exchange risks is made centrally by netting off naturally-occurring opposite positions and then dealing with any residual risk exposure in the exchange rate market.
As provided for in Decision No. 15519 of July 27, 2006 of the Italian market regulator (CONSOB), non-recurring material income or charges are to be clearly reported in the management’s discussion and financial tables. Also, special items allow to allocate to future reporting periods gains and losses on re-measurement at fair value of certain non hedging commodity derivatives and exchange rate

Contents

Group results for the year / Financial review Eni in 2014

derivatives relating to commercial exposures, lacking the criteria to be designed as hedges, including the ineffective portion of cash flow hedges and certain derivative financial instruments embedded in the pricing formula of long-term gas supply agreements of the Exploration & Production segment.

Finance charges or income related to net borrowings excluded from the adjusted net profit of business segments are comprised of interest charges on finance debt and interest income earned on cash and cash equivalents not related to operations. Therefore, the adjusted net profit of business segments includes finance charges or income deriving from certain segment-operated assets, i.e., interest income on certain receivable financing and securities related to operations and finance charge pertaining to the accretion of certain provisions recorded on a discounted basis (as in the case of the asset retirement obligations in the Exploration & Production segment). Finance charges or interest income and related taxation effects excluded from the adjusted net profit of the business segments are allocated on the aggregate Corporate and financial companies.

For a reconciliation of adjusted operating profit, adjusted net profit to reported operating profit and reported net profit see tables below.

2014 (euro million)	Exploration & Production	Gas & Power	Refining & Marketing	Versalis	Engineering & Construction	Corporate and financial companies	Other activities	Impact of unrealized intragroup profit elimination	GROUP
Operating profit	10,766	186	(2,229)	(704)	18	(246)	(272)	398	7,917
Exclusion of inventory holding (gains) losses		(119)	1,576	170				(167)	1,460
Exclusion of special items:
- asset impairments	692	25	284	96	420		14		1,531
- gains on disposal of assets	(76)		(2)	45	2		3		(28)
- risk provisions	(5)	(42)			25	5	7		(10)
- environmental charges			111	27			41		179
- provision for redundancy incentives	24	11	(6)		5	(22)	(3)		9
- commodity derivatives	(28)	(43)	42	4	9				(16)
- exchange rate differences and derivatives	6	228	(9)	4					229
- other	172	64	25	12		(2)	32		303
Special items of operating profit	785	243	445	188	461	(19)	94		2,197
Adjusted operating profit	11,551	310	(208)	(346)	479	(265)	(178)	231	11,574
Net finance (expense) income (a)	(287)	7	(9)	(3)	(6)	(542)	(22)		(862)
Net income from investments (a)	323	49	67	(3)	21	(156)			301
Income taxes (a)	(7,164)	(176)	3	75	(185)	312		(79)	(7,214)
Tax rate (%)	61.8	48.1	..		37.4				65.5
Adjusted net profit	4,423	190	(147)	(277)	309	(651)	(200)	152	3,799
of which attributable to:
- non-controlling interest									92
- Eni’s shareholders									3,707
Net profit attributable to Eni’s shareholders									1,291
Exclusion of inventory holding (gains) losses									1,008
Exclusion of special items									1,408
Adjusted net profit attributable to Eni’s shareholders									3,707
(a) Excluding special items.

Contents

Group results for the year / Financial review Eni in 2014

2013 (euro million)	Exploration & Production	Gas & Power	Refining & Marketing	Versalis	Engineering & Construction	Corporate and financial companies	Other activities	Impact of unrealized intragroup profit elimination	GROUP
Operating profit	14,868	(2,967)	(1,492)	(725)	(98)	(399)	(337)	38	8,888
Exclusion of inventory holding (gains) losses		191	221	213				91	716
Exclusion of special items:
- asset impairments	19	1,685	633	44			19		2,400
- gains on disposal of assets	(283)	1	(9)		107		(3)		(187)
- risk provisions	7	292		4			31		334
- environmental charges		(1)	93	61			52		205
- provision for redundancy incentives	52	10	91	23	2	72	20		270
- commodity derivatives	(2)	314	5	(1)	(1)				315
- exchange rate differences and derivatives	(2)	(186)	(2)	(5)					(195)
- other	(16)	23	3		(109)	(5)	8		(96)
Special items of operating profit	(225)	2,138	814	126	(1)	67	127		3,046
Adjusted operating profit	14,643	(638)	(457)	(386)	(99)	(332)	(210)	129	12,650
Net finance (expense) income (a)	(264)	14	(6)	(2)	(5)	(571)	4		(830)
Net income from investments (a)	367	70	56		2	290	1		786
Income taxes (a)	(8,796)	301	175	50	(151)	129		(90)	(8,382)
Tax rate (%)	59.7	..	..		..	41.5			66.5
Adjusted net profit	5,950	(253)	(232)	(338)	(253)	(484)	(205)	39	4,224
of which attributable to:
- non-controlling interest									(206)
- Eni’s shareholders									4,430
Net profit attributable to Eni’s shareholders									5,160
Exclusion of inventory holding (gains) losses									438
Exclusion of special items									(1,168)
Adjusted net profit attributable to Eni’s shareholders									4,430
(a) Excluding special items.

Contents

Group results for the year / Financial review Eni in 2014

2012 (euro million)	Exploration & Production	Gas & Power	Refining & Marketing	Versalis	Engineering & Construction	Corporate and financial companies	OTHER ACTIVITIES		Impact of unrealized intragroup profit elimination	GROUP	DISCONTINUED OPERATIONS			CONTINUING OPERATIONS
							Snam	Other activities			Snam	Consolidation adjustments	Total
Operating profit	18,470	(3,125)	(1,264)	(681)	1,453	(341)	1,679	(300)	208	16,099	(1,679)	788	(891)	15,208
Exclusion of inventory holding (gains) losses		163	(29)	63					(214)	(17)				(17)
Exclusion of special items:
- asset impairments	550	2,443	846	112	25			2		3,978				3,978
- gains on disposal of assets	(542)	(3)	5	1	3		(22)	(12)		(570)	22		22	(548)
- risk provisions	7	831	49	18		5		35		945				945
- environmental charges		(2)	40				71	25		134	(71)		(71)	63
- provision for redundancy incentives	6	5	19	14	7	11	2	2		66	(2)		(2)	64
- commodity derivatives	1			1	(3)					(1)				(1)
- exchange rate differences and derivatives	(9)	(52)	(8)	(11)						(80)				(80)
- other	54	138	53					26		271				271
Special items of operating profit	67	3,360	1,004	135	32	16	51	78		4,743	(51)		(51)	4,692
Adjusted operating profit	18,537	398	(289)	(483)	1,485	(325)	1,730	(222)	(6)	20,825	(1,730)	788	(942)	19,883
Net finance (expense) income (a)	(264)	11	(14)	(3)	(7)	(867)	(54)	(24)		(1,222)	54		54	(1,168)
Net income from investments (a)	436	233	43	2	46	99	38	(1)		896	(38)		(38)	858
Income taxes (a)	(11,283)	(163)	79	89	(413)	116	(712)		2	(12,285)	712	(123)	589	(11,696)
Tax rate (%)	60.3	25.4	..		27.1		41.5			59.9				59.8
Adjusted net profit	7,426	479	(181)	(395)	1,111	(977)	1,002	(247)	(4)	8,214	(1,002)	665	(337)	7,877
of which attributable to:
- non-controlling interest										889			(142)	747
- Eni’s shareholders										7,325			(195)	7,130
Net profit attributable to Eni’s shareholders										7,790			(3,590)	4,200
Exclusion of inventory holding (gains) losses										(23)				(23)
Exclusion of special items										(442)			3,395	2,953
Adjusted net profit attributable to Eni’s shareholders										7,325			(195)	7,130
(a) Excluding special items.

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Group results for the year / Financial review Eni in 2014

Breakdown of special items

2012	(euro million)	2013	2014
4,743	Special items of operating profit	3,046	2,197
3,978	- asset impairment	2,400	1,531
(570)	- gains on disposal of assets	(187)	(28)
945	- risk provisions	334	(10)
134	- environmental charges	205	179
66	- provision for redundancy incentives	270	9
(1)	- commodity derivatives	315	(16)
(80)	- exchange rate differences and derivatives	(195)	229
271	- other	(96)	303
203	Net finance (income) expense	179	203
	of which:
80	- exchange rate differences and derivatives	195	(229)
(5,373)	Net income from investments	(5,299)	(189)
	of which:
(2,354)	gains on disposal of assets	(3,599)	(159)
	of which:
	divestment of the 28.57% of Eni’s interest in Eni East Africa	(3,359)
(311)	Galp	(98)	(96)
(2,019)	Snam	(75)
	South Stream		(54)
(3,151)	gains on investment revaluation	(1,682)
	of which:
(1,700)	Galp
(1,451)	Snam
	Artic Russia	(1,682)
191	impairments of equity investments	11	(38)
(15)	Income taxes	901	(270)
	of which:
803	- impairment of deferred tax assets of Italian subsidiaries	954	976
	- other tax profit		(824)
	- deferred tax adjustment on PSAs	490	69
147	- re-allocation of tax impact on intercompany dividends and other special items	64	(12)
(965)	- taxes on special items of operating profit	(607)	(479)
(442)	Total special items of net profit	(1,173)	1,941
	pertaining to:
	- non-controlling interest	(5)	533
(442)	- Eni's shareholders	(1,168)	1,408

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Group results for the year / Financial review Eni in 2014

| Summarized Group balance sheet

The summarized Group balance sheet aggregates the amount of assets and liabilities derived from the statutory balance sheet in accordance with functional criteria which consider the enterprise conventionally divided into the three fundamental areas focusing on resource investments, operations and financing. Management believes that this summarized Group balance sheet is useful	information in assisting investors to assess Eni’s capital structure and to analyze its sources of funds and investments in fixed assets and working capital. Management uses the summarized Group balance sheet to calculate key ratios such as the proportion of net borrowings to shareholders’ equity (leverage) intended to evaluate whether Eni’s financing structure is sound and well-balanced.

(euro million)	December 31, 2013	December 31, 2014	Change
Fixed assets
Property, plant and equipment	63,763	71,962	8,199
Inventories - Compulsory stock	2,573	1,581	(992)
Intangible assets	3,876	3,645	(231)
Equity-accounted investments and other investments	6,180	5,130	(1,050)
Receivables and securities held for operating purposes	1,339	1,861	522
Net payables related to capital expenditure	(1,255)	(1,971)	(716)
	76,476	82,208	5,732
Net working capital
Inventories	7,939	7,555	(384)
Trade receivables	21,212	19,709	(1,503)
Trade payables	(15,584)	(15,015)	569
Tax payables and provisions for net deferred tax liabilities	(3,062)	(1,865)	1,197
Provisions	(13,120)	(15,898)	(2,778)
Other current assets and liabilities	1,274	222	(1,052)
	(1,341)	(5,292)	(3,951)
Provisions for employee post-retirement benefits	(1,279)	(1,313)	(34)
Assets held for sale including related liabilities	2,156	291	(1,865)
CAPITAL EMPLOYED, NET	76,012	75,894	(118)
Eni shareholders' equity	58,210	59,754	1,544
Non-controlling interest	2,839	2,455	(384)
Shareholders’ equity	61,049	62,209	1,160
Net borrowings	14,963	13,685	(1,278)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	76,012	75,894	(118)

The summarized Group balance sheet was affected by a sharp movement in the EUR/USD exchange rate which determined an increase in net capital employed, net borrowings and total equity of euro 5,145 million, euro 137 million and euro 5,008 million respectively following translation of the financial statements of US-denominated subsidiaries reflecting a 12% appreciation of the US dollar (1 EUR = 1.214 USD at December 31, 2014 compared to 1.379 at December 31, 2013).

Fixed assets amounted to euro 82,208 million, representing an increase of euro 5,732 million from December 31, 2013. The increase was attributable to favorable currency movements, capital expenditure (euro 12,240 million), upward revisions of the previous decommissioning provisions in the Exploration & Production segment mainly combine with a benign interest rate environment allowing an increase of euro 2,112 million. These increases were partly offset by the depreciation, depletion, amortization and impairment charges (euro 11,499 million), the reduction in the line item "Equity-accounted investments and other investments" (down by euro 1,051 million) due to the divestment of Eni’s interest in Galp and the fair value evaluation of the residual interest, the sale of other interests (South Stream and EnBw), as well as the decrease in the compulsory inventories reflecting lower commodity prices (euro 992 million).

Net working capital (negative euro 5,292 million) reported a decrease of euro 3,951 million. This reflected lower "Other current assets and liabilities" (down by euro 1,052 million) following the reduction of net receivables vs. joint venture partners in the Exploration & Production segment, and decreased deferred costs related to pre-paid gas volumes provided by take-or-pay obligations due to volume makeup in the year as a result of contract renegotiations. Also lower inventories of crude oil and products (down by euro 384 million) were recorded due to the alignment to current prices. The balance of trade receivables and trade payables declined by euro 934 million mainly in the Exploration & Production segment. Finally, lower tax payables and provisions for deferred taxes were recorded due to the recognition of the above mentioned tax gain on Libyan tax by the parent company Eni SpA, net of the amount already collected in the fourth quarter, and as taxes paid were larger than those accrued in the full year due to a lowered taxable profit. These were partly offset by the write-off of deferred tax assets of Italian subsidiaries for euro 976 million.

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Group results for the year / Financial review Eni in 2014

Shareholders’ equity including non-controlling interest was euro 62,209 million, representing an increase of euro 1,160 million from December 31, 2013. This was due to comprehensive income for the year (euro 5,598 million) as a result of net profit (euro 850 million), positive foreign currency effects (euro 5,008 million), net of negative changes in the cash flow hedge reserve (euro 167 million), and of the reversal of the fair-value reserve recorded in equity on Galp interest due to the divestment. This addition to equity was partly offset by dividend payments to Eni’s shareholders and other changes of euro 4,438 million (dividend to Eni’s shareholders of euro 4,006 million, of which euro 2,020 million related to the interim dividend for fiscal year 2014, share repurchases amounting to euro 380 million and dividends paid to non-controlling interest).

Net borrowings and leverage
Eni evaluates its financial condition by reference to net borrowings, which is calculated as total finance debt less: cash, cash equivalents and certain very liquid investments not related to operations, including among others non-operating financing receivables and securities not related to operations. Non-operating financing receivables consist of amounts due to Eni’s financing subsidiaries from banks and other financing institutions and amounts due to other subsidiaries from banks for investing purposes and deposits in escrow. Securities not related to operations consist primarily of government and corporate securities.

Leverage is a measure used by management to assess the Company’s level of indebtedness. It is calculated as a ratio of net borrowings which is calculated by excluding cash and cash equivalents and certain very liquid assets from financial debt to shareholders’ equity, including non-controlling interest. Management periodically reviews leverage in order to assess the soundness and efficiency of the Group balance sheet in terms of optimal mix between net borrowings and net equity, and to carry out benchmark analysis with industry standards.

(euro million)	December 31, 2013	December 31, 2014	Change
Total debt:	25,560	25,891	331
- short-term debt	4,685	6,575	1,890
- long-term debt	20,875	19,316	(1,559)
Cash and cash equivalents	(5,431)	(6,614)	(1,183)
Securities held for trading and other securities held for non-operating purposes	(5,037)	(5,037)
Financing receivables for non-operating purposes	(129)	(555)	(426)
Net borrowings	14,963	13,685	(1,278)
Shareholders' equity including non-controlling interest	61,049	62,209	1,160
Leverage	0.25	0.22	(0.03)

Contents

Group results for the year / Financial review Eni in 2014

| Summarized Group cash flow statement and Change in net borrowings

Eni’s summarized Group cash flow statement derives from the statutory statement of cash flows. It enables investors to understand the link existing between changes in cash and cash equivalents (deriving from the statutory cash flows statement) and in net borrowings (deriving from the summarized cash flow statement) that occurred from the beginning of the period to the end of period. The measure enabling such a link is represented by the free cash flow which is the cash in excess of capital expenditure needs. Starting from free cash flow it is possible to determine either: (i) changes in cash and cash equivalents for	the period by adding/deducting cash flows relating to financing debts/receivables (issuance/repayment of debt and receivables related to financing activities), shareholders’ equity (dividends paid, net repurchase of own shares, capital issuance) and the effect of changes in consolidation and of exchange rate differences; and (ii) change in net borrowings for the period by adding/deducting cash flows relating to shareholders’ equity and the effect of changes in consolidation and of exchange rate differences. The free cash flow is a non-GAAP measure of financial performance.

2012	(euro million)	2013	2014	Change
4,947	Net profit - continuing operations	4,959	850	(4,109)
	Adjustments to reconcile net profit to net cash provided by operating activities:
11,501	- depreciation, depletion and amortization and other non-monetary items	9,723	12,131	2,408
(875)	- net gains on disposal of assets	(3,770)	(95)	3,675
11,962	- dividends, interests, taxes and other changes	9,174	6,655	(2,519)
(3,281)	Changes in working capital related to operations	456	2,668	2,212
(11,702)	Dividends received, taxes paid, interest (paid) received during the period	(9,516)	(7,099)	2,417
12,552	Net cash provided by operating activities - continuing operations	11,026	15,110	4,084
15	Net cash provided by operating activities - discontinued operations
12,567	Net cash provided by operating activities	11,026	15,110	4,084
(12,805)	Capital expenditure - continuing operations	(12,800)	(12,240)	560
(756)	Capital expenditure - discontinued operations
(13,561)	Capital expenditure	(12,800)	(12,240)	560
(569)	Investments and purchase of consolidated subsidiaries and businesses	(317)	(408)	(91)
6,025	Disposals	6,360	3,684	(2,676)
(193)	Other cash flow related to capital expenditure, investments and disposals	(243)	435	678
4,269	Free cash flow	4,026	6,581	2,555
(79)	Borrowings (repayment) of debt related to financing activities	(3,981)	(414)	3,567
5,814	Changes in short and long-term financial debt	1,715	(628)	(2,343)
(3,743)	Dividends paid and changes in non-controlling interests and reserves	(4,225)	(4,434)	(209)
(16)	Effect of changes in consolidation and exchange differences	(40)	78	118
6,245	NET CASH FLOW	(2,505)	1,183	3,688

Change in net borrowings

2012	(euro million)	2013	2014	Change
4,269	Free cash flow	4,026	6,581	2,555
(2)	Net borrowings of acquired companies	(21)	(19)	2
12,446	Net borrowings of divested companies	(23)		23
(345)	Exchange differences on net borrowings and other changes	349	(850)	(1,199)
(3,743)	Dividends paid and changes in non-controlling interest and reserves	(4,225)	(4,434)	(209)
12,625	CHANGE IN NET BORROWINGS	106	1,278	1,172

Contents

Group results for the year / Financial review Eni in 2014

Consolidated profit and loss account
2012	(euro million)	2013	2014
	REVENUES
127,109	Net sales from operations	114,697	109,847
1,548	Other income and revenues	1,387	1,101
128,657		116,084	110,948
	OPERATING EXPENSES
95,034	Purchases, service and other	90,003	86,340
4,640	Payroll and related costs	5,301	5,337
(158)	OTHER OPERATING (EXPENSE) INCOME	(71)	145
13,617	DEPRECIATION, DEPLETION, AMORTIZATION AND IMPAIRMENTS	11,821	11,499
15,208	OPERATING PROFIT	8,888	7,917
	FINANCE INCOME (EXPENSE)
7,208	Finance income	5,732	6,459
(8,327)	Finance expense	(6,653)	(7,710)
	Finance income (expense) from financial instruments held for trading, net	4	24
(252)	Derivative financial instruments	(92)	162
(1,371)		(1,009)	(1,065)
	INCOME (EXPENSE) FROM INVESTMENTS
186	Share of profit (loss) of equity-accounted investments	222	121
2,603	Other gain (loss) from investments	5,863	369
	- of which gain on the divestment of the 28.57% stake in Eni East Africa	3,359
2,789		6,085	490
16,626	PROFIT BEFORE INCOME TAXES	13,964	7,342
(11,679)	Income taxes	(9,005)	(6,492)
4,947	Net profit - continuing operations	4,959	850
3,732	Net profit (loss) - discontinued operations
8,679	Net profit	4,959	850

	Attributable to:
	Eni’s shareholders
4,200	- continuing operations	5,160	1,291
3,590	- discontinued operations
7,790		5,160	1,291
	Non-controlling interest
747	- continuing operations	(201)	(441)
142	- discontinued operations
889		(201)	(441)

Contents

Group results for the year / Financial review Eni in 2014

Consolidated balance sheet
(euro million)	December 31, 2013	December 31, 2014
ASSETS
Current assets
Cash and cash equivalents	5,431	6,614
Other financial activities held for trading	5,004	5,024
Other financial assets held for trading or available for sale	235	257
Trade and other receivables	28,890	28,601
Inventories	7,939	7,555
Current tax assets	802	762
Other current tax assets	835	1,209
Other current assets	1,325	4,385
	50,461	54,407
Non-current assets
Property, plant and equipment	63,763	71,962
Inventory - Compulsory stock	2,573	1,581
Intangible assets	3,876	3,645
Equity-accounted investments	3,153	3,115
Other investments	3,027	2,015
Other financial assets	858	1,022
Deferred tax assets	4,658	5,231
Other non-current receivables	3,676	2,773
	85,584	91,344
Assets held for sale	2,296	456
TOTAL ASSETS	138,341	146,207
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debt	2,553	2,716
Current portion of long-term debt	2,132	3,859
Trade and other payables	23,701	23,703
Income taxes payables	755	534
Other taxes payables	2,291	1,873
Other current liabilities	1,437	4,489
	32,869	37,174
Non-current liabilities
Long-term debt	20,875	19,316
Provisions for contingencies	13,120	15,898
Provisions for employee benefits	1,279	1,313
Deferred tax liabilities	6,750	7,847
Other non-current liabilities	2,259	2,285
	44,283	46,659
Liabilities directly associated with assets held for sale	140	165
TOTAL LIABILITIES	77,292	83,998
SHAREHOLDERS’ EQUITY
Non-controlling interest	2,839	2,455
Eni shareholders’ equity
Share capital	4,005	4,005
Reserves related to the fair value of cash flow hedging derivatives net of tax effect	(154)	(284)
Other reserves	51,393	57,343
Treasury shares	(201)	(581)
Interim dividend	(1,993)	(2,020)
Net profit	5,160	1,291
Total Eni shareholders’ equity	58,210	59,754
TOTAL SHAREHOLDERS’ EQUITY	61,049	62,209
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	138,341	146,207

Contents

Group results for the year / Financial review Eni in 2014

Consolidated statement of cash flow
2012	(euro million)	2013	2014
4,947	Net profit of the year - continuing operations	4,959	850
	Adjustments to reconcile net profit to net cash provided by operating activities:
9,645	Depreciation and amortization	9,421	9,970
3,972	Impairments of tangible and intangible assets, net	2,400	1,529
(186)	Share of (profit) loss of equity-accounted investments	(222)	(121)
(875)	Gain on disposal of assets, net	(3,770)	(95)
(431)	Dividend income	(400)	(385)
(94)	Interest income	(142)	(171)
808	Interest expense	711	719
11,679	Income taxes	9,005	6,492
(1,947)	Other changes	(1,882)	744
	Changes in working capital:
(1,402)	- inventories	350	1,524
(3,161)	- trade receivables	(1,379)	2,344
2,014	- trade payables	703	(1,253)
329	- provisions for contingencies	59	(187)
(1,061)	- other assets and liabilities	723	240
(3,281)	Cash flow from changes in working capital	456	2,668
17	Net change in the provisions for employee benefits	6	9
930	Dividends received	630	612
79	Interest received	97	112
(829)	Interest paid	(942)	(882)
(11,882)	Income taxes paid, net of tax receivables received	(9,301)	(6,941)
12,552	Net cash provided by operating activities - continuing operations	11,026	15,110
15	Net cash provided by operating activities - discontinued operations
12,567	Net cash provided by operating activities	11,026	15,110
	Investing activities:
(11,267)	- tangible assets	(10,913)	(10,685)
(2,294)	- intangible assets	(1,887)	(1,555)
(178)	- consolidated subsidiaries and businesses	(25)	(36)
(391)	- investments	(292)	(372)
(17)	- securities	(5,048)	(77)
(1,542)	- financing receivables	(978)	(1,289)
54	- change in payables and receivables in relation to investing activities and capitalized depreciation	50	669
(15,635)	Cash flow from investing activities	(19,093)	(13,345)
	Disposals:
1,240	- tangible assets	514	97
61	- intangible assets	16	8
3,521	- consolidated subsidiaries and businesses	3,401
1,203	- investments	2,429	3,579
54	- securities	36	57
1,431	- financing receivables	1,561	506
(252)	- change in payables and receivables in relation to disposals	155	155
7,258	Cash flow from disposals	8,112	4,402
(8,377)	Net cash used in investing activities	(10,981)	(8,943)
10,506	Proceeds from long-term debt	5,418	1,916
(3,961)	Repayments of long-term debt	(4,720)	(2,751)
(731)	Increase (decrease) in short-term debt	1,017	207
5,814		1,715	(628)
	Net capital contributions by non-controlling interest	1	1
	Sale of treasury shares
29	Net acquisition of treasury shares different from Eni SpA	1
604	Acquisition of additional interests in consolidated subsidiaries	(28)
(3,840)	Dividends paid to Eni’s shareholders	(3,949)	(4,006)
(536)	Dividends paid to non-controlling interest	(250)	(49)
	Acquisition of treasury shares		(380)
2,071	Net cash used in financing activities	(2,510)	(5,062)
(93)	- of which with related parties	119	(99)
(4)	Effect of change in consolidation (inclusion/exclusion of significant/insignificant subsidiaries)	2	2
(12)	Effect of exchange rate changes on cash and cash equivalents and other changes	(42)	76
6,245	Net cash flow of the year	(2,505)	1,183
1,691	Cash and cash equivalents - beginning of the year	7,936	5,431
7,936	Cash and cash equivalents - end of the year	5,431	6,614

Contents

Directors and officers Eni in 2014

Directors and officers

Eni's Board of Directors

Emma Marcegaglia
Chairman

Claudio Descalzi
Chief Executive Officer

Pietro A. Guindani
Compensation Committee Chairman | Sustainability and Scenarios Committee

Karina A. Litvack
Compensation Committee | Control and Risk Committee | Sustainability and Scenarios Committee

Alessandro Lorenzi
Control and Risk Committee Chairman | Compensation Committee

Diva Moriani
Nomination Committee | Compensation Committee

Fabrizio Pagani
Sustainability and Scenarios Committee Chairman | Nomination Committee

Luigi Zingales
Control and Risk Committee | Nomination Committee

Andrea Gemma
Nomination Committee Chairman | Control and Risk Committee | Sustainability and Scenarios Committee

From the slate submitted by the Ministry of the Economy and Finance.
From the minority slate.

Three-year term of office, 9 members, 7 independents, 1 executive Director, Chairman non-executive and independent pursuant to law.

Board of Statutory Auditors (Audit Committee under SOA)

Chairman
Matteo Caratozzolo

Statutory Auditors
Paola Camagni
Alberto Falini
Marco Lacchini
Marco Seracini

Alternate Auditors
Stefania Bettoni
Mauro Lonardo

Group officers

Claudio Descalzi
Chief Executive Officer

M. Mondazzi
Chief Financial and Risk Management Officer

L. Bertelli
Chief Exploration Officer

R. Casula
Chief Development, Operations & Technology Officer

A. Vella
Chief Upstream Officer

M. Alverà
Chief Midstream Gas & Power Officer

S. Sardo
Chief Refining & Marketing and Chemicals Officer

A. Zaccari
Retail Market G&P Department Senior Executive Vice President

C. Granata
Chief Services & Stakeholder Relations Officer

M. Mantovani
Chief Legal and Regulatory Affairs

R. Ulissi
Corporate Affairs & Governance Department Senior Executive Vice President

R. Marino
Procurement Department Executive Vice President

P. Salzano
Government Affairs Department Executive Vice President

M. Bardazzi
External Communication Department Executive Vice President

Emma Marcegaglia
Chairman

M. Petracchini
Internal Audit Department Senior Executive Vice President

Contents

Directors and officers Eni in 2014

Remuneration*
The Eni Remuneration Policy is defined consistently with the recommendations of the Borsa Italiana Code as transposed in the Eni Code. It is approved by the Board of Directors following a proposal by the Compensation Committee, entirely made up of non-executive, independent Directors, and it is defined in accordance with the governance model adopted by the Company and with the recommendations of the Corporate Governance Code.	This Policy aims to align the interests of management with the prime objective of creating sustainable value for shareholders over the medium-long term, in accordance with the guidelines defined in the Strategic Plan of the Company. The table describes the main elements of the approved 2015 Guidelines for the remuneration of the Chief Executive Officer, of the Chief Operating Officers of Eni’s Divisions and other Managers with strategic responsibilities (MSR).

Remuneration Policy 2015
Component	Purpose and characteristics	Conditions for the implementation	Values
Fixed remuneration	- Values the expertise, experience and contribution required by the assigned role	- Setting of the remuneration levels through benchmarks consistent with the characteristics of Eni and the assigned roles	- CEO/GM: euro 1,350,000 per year - MSR: remuneration set based on the assigned role with possible adjustments in relation to annual competitive positioning (median market values) settings
AVI - Annual Variable Incentive	- Promotes the achievement of the annual budget targets, also defined in terms of sustainability in the medium to long term - Beneficiaries: all managerial resources	2015 CEO/GM targets:
1. Economic and financial results (25%)
- EBT
- Free cash flow
2. Operating results and sustainability of economic results (25%)
- Hydrocarbon production
- Reserve replacement rate
3. Environmental sustainability and human capital (25%)
- CO2 emissions
- accident frequency rate
4. Efficiency and financial strength (25%)
- ROACE
- Debt/EBITDA
- MSR targets: business and individual targets base on those of the CEO/GM and the assigned responsibilities
- Incentives paid on the basis of the results achieved in the previous year and evaluated according to a performance scale 70÷130 points (1), with a minimum threshold for the incentive equal to an overall performance of 85 points
- Clawback in cases of manifestly wrong or fraudulently altered data and violation of laws and regulations, of the Code of Ethics or of Company rules	- CEO/GM: level of target incentive equal to 100% of the fixed remuneration (min 85% and max 130%)

- MSR: levels of incentive targets differentiated according to the assigned role, up to a maximum of 60% of the fixed remuneration

DMI - Deferred Monetary Incentive	- Promotes the achievement of annual targets and profitability growth of the business in the long term - Beneficiaries: managerial resources who have achieved their annual targets	- Target gate: achieving the performance level required for the payment of the annual bonus
- EBT performance measured relative to the value of the Planned EBT
- Incentives assigned, in the event of achievement of individual targets, based on the EBT results achieved in the previous year, rated on a performance scale of 70÷130 (1)
- Incentives paid as a variable percentage between zero and 170% of the assigned amounts, according to the average of the EBT annual results achieved during the vesting period, rated on an annual performance scale of 70÷170 (1)
- Three-year vesting
- Clawback in cases of manifestly wrong or fraudulently altered data and violation of laws and regulations, of the Code of Ethics or of Company rules	- CEO/GM: incentive to be assigned for targets equal to 49.2% of the fixed remuneration (min 34.4% and max 64%)

- MSR: incentives awarded based on targets differentiated according to the assigned role, up to a maximum of 40% of the fixed remuneration

LTMI - Long Term Monetary Incentive	- Promotes the alignment with shareholder interests and the sustainability of value creation in the long term - Beneficiaries: Managerial Resources Critical for the Business (4)	- Performance measured in terms of variation of the TSR parameters (2) (60%) and Net Present Value of proved reserves(40%), compared to the variation achieved by the companies of a peer group of reference (Exxon, Chevron, Shell, BP, Total, Repsol)
- Incentives paid as a percentage varying between zero and 130% of the amounts assigned, according to the average of the annual positioning achieved during the vesting period (3)
- Three-year vesting
- Clawback in cases of manifestly wrong or fraudulently altered data and violation of laws and regulations, of the Code of Ethics or of Company rules	- CEO/GM: incentive to be assigned for targets equal to 100% of the fixed remuneration

- MSR: incentives awarded based on targets differentiated according to the assigned role, up to a maximum of 75% of the fixed remuneration

Benefits	- Supplementing the salary package following a total reward logic by means of predominantly social security and welfare benefits - Beneficiaries: all managerial resources	- Conditions defined by the national collective labor agreements and the complementary company agreements applicable to senior managers	- Supplementary pension - Supplementary health care - Insurance coverage - Car for business and personal use
Severance Payments	- Severance payments to protect the Company also from potential competitive risks	- CEO/GM: additional severance indemnity: non-renewal of the mandate or early termination of the same, except for termination with just cause and resignations not caused by a reduction of powers; non-competition agreement: activated at the discretion of the BoD at the time of termination of the employment relationship (5)	- CEO/GM: supplementary severance indemnities: equal to two years’ annual fixed remuneration (euro 2,700,000); consideration of the non-competition agreement (in case of exercise of the option): ranging from a minimum of euro 1,500,000 to a maximum of euro 2,250,000, depending on the average annual performance achieved in the previous three years

(1) Performance rated below the minimum threshold (70 points) is considered equal to zero.
(2) The Total Shareholder Return measures the overall return of a stock investment, taking into consideration both the price change and the dividends paid and reinvested in the same stock, in a specific period. The Net Present Value of proved reserves represents the present value of the future cash flows of proved reserves, net of future production and development costs and related taxes. It is calculated on the basis of standard references defined by the Securities Exchange Commission on the basis of the data published by oil companies in the official documentation (Form 10-K and Form 20-F).
(3) The minimum incentive threshold involves reaching 5th place for both indicators in at least one year of the three-year vesting period.
(4) The executives of Eni and its subsidiaries identified during the annual implementation of the Plan among those who occupy the positions that are most directly responsible for the business performance or that are of strategic interest and who, at the date of assignment, are employees and/or in service at Eni SpA and its subsidiaries, including Eni Managers with strategic responsibilities.
(5) A consideration of euro 500,000 is provided for the BoD’s stock option.

(*) For detailed information on Eni’s remuneration policy and compensation see the "Remuneration Report 2015" available on Eni’s website under the sections "Governance" and "Investor relations".

Contents

Directors and officers Eni in 2014

The following table lists the individual remunerations to the Directors, Statutory Auditors, General Managers and, in aggregate, to the other Managers with strategic responsibilities. The remunerations received from subsidiaries and/or affiliates,	except those waived or paid to the Company, are shown separately. All parties who filled these roles during the period are included, even if they only held office for a fraction of the year.

Remuneration paid to Directors, Statutory Auditors, Chief Operating Officers, and other Managers with strategic responsibilities
(euro thousand) Name and Surname	Position	Period for which the position was held	Expiration of the office (*)	Fixed remuneration	Remuneration for participation in the Committees	Variable non-equity remuneration		Benefits in kind	Other remuneration	Total	Fair value of equity compensation	Severance indemnity for end of office or termination of employment
						Bonuses and other incentives	Profit sharing
Board of Directors
Giuseppe Recchi	Chairman	01.01 - 05.08	05.2014	272		342	4		618
Emma Marcegaglia	Chairman	05.08 - 12.31	05.2017	154					154
Paolo Scaroni	CEO and General Manager	01.01 - 05.08	05.2014	505		2,696	8		3,209	8,361
Claudio Descalzi	CEO and General Manager	05.09 - 12.31	05.2017	874			9	500	1,383
	COO Division E&P (**)	01.01 - 05.08		273		1,218	4	479	1,974
			Total	1,147		1,218	13	979	3,357
Former Directors		01.01 - 05.08	05.2014	246	98				344
Directors in charge		05.08 - 12.31	05.2017	404	265				669
Board of Statutory Auditors				384					384
Chief Operating Officers
Angelo Fanelli	Division R&M	01.01 - 06.30		300		396	7		703
Other executives with strategic responsibilities (***)	Remuneration in the company that prepares the Financial Statements	5,945		5,777	161	120	12,003	4,990
	Remuneration from subsidiaries and associates	737		115	261	47	1,160
	Total	6,682		5,892	422	167	13,163	4,990
		10,094	363	10,544	454	1,146	22,601	13,351

(*) The term of office expires with the Shareholders’ Meeting approving the Financial Statements for the year ending December 31, 2016.
(**) The position of COO E&P Division has been covered ad interim from May 9 to June 30, 2014 without any remuneration.
(***) Managers who were permanent members of the Company's Management Committee, during the course of the year together with the Chief Executive Officer and Division Chief Operating Officers, or who reported directly to the Chief Executive Officer (twenty managers).

In particular:
- the column "Fixed Remuneration" reports the fixed remuneration and fixed salary from employment due for the year, gross of the social security contribution and tax expenses to be paid by the employee; it excludes attendance fees, as these are not provided for. Any indemnities or payments with reference to the employment relationship are indicated separately;
- the "Committee membership remuneration" column reports the compensation due to the Directors for participation in the Committees established by the Board;
- the column "Variable non-equity remuneration" under the item "Bonuses and other incentives" shows the incentives paid during the year due to rights vested following the assessment and approval of the related performance results by the relevant corporate bodies, in accordance with that specified, in greater detail, in the Table "Monetary incentive plans for Directors, General Managers, and other Managers with strategic responsibilities"; the column "Profit sharing" does not show any figures since there are no provisions for profit sharing;
- the "Non-monetary benefits" column reports the value of the fringe benefits awarded;
- the "Other remuneration" column reports any other remuneration deriving from other services provided;
- the "Fair value of equity remunerations" column reports the relevant fair value for the year related to the existing stock option plans, estimated in accordance with international accounting standards, which assign the related cost in the vesting period; and
- the "Severance indemnities for end of office or termination of employment" column reports the indemnities accrued, even if not yet paid, for the terminations which occurred during the course of the financial year in question, or in relation to the end of the mandate and/or employment.

Contents

Directors and officers Eni in 2014

Monetary incentive plans for Directors, General Managers, and other Managers with strategic responsibilities
(euro thousand) Name and Surname	Position	Bonus for the year			Bonus for previous years			Other bonuses
		payable/paid	deferred	deferral period	no longer payable	payable/paid (1)	still deferred
Giuseppe Recchi	Chairman until 05.08.2014	342
Paolo Scaroni	Chief Executive Officer and General Manager until 05.08.2014	1,831	551	three-year	2,447	865	6,189
Claudio Descalzi	Chief Executive Officer and General Manager since 05.09.2014		1,350	three-year
	COO E&P Division until 05.08.2014	879	378		363	339	1,868
Angelo Fanelli	COO R&M Division until 06.30.2014	396					985
Other Managers with strategic responsibilities (2)		3,168	4,587		3,074	2,464	8,000	260
		6,616	6,866		5,884	3,668	17,042	260

(1) Payment relating to the Deferred Monetary Incentive awarded in 2011.
(2) Managers who were permanent members of the Company's Management Committee, during the course of the year together with the Chief Executive Officer and Division Chief Operating Officers, or who reported directly to the Chief Executive Officer (twenty managers).

Overall remuneration of key management personnel
Remuneration of persons responsible of key positions in planning, direction and control functions of Eni Group companies, including executive and non-executive Directors, Chief Operating Officers and other Managers with strategic responsibilities in charge at December 31, 2014, amounted to euro 43 million, as described in the following table.

Pay-mix
The 2015 Remuneration Policy Guidelines lead to a remuneration mix in line with the managerial role held, with greater weight placed upon the variable component, in particular in the long term, for roles characterized by a greater impact on Company results, as highlighted in the Pay-mix diagram below, calculated by considering the value of short and long-term incentives offered for results within the target values.

Contents

Investor information Eni in 2014

Investor information

Eni share performance in 2014
In accordance with Article 5 of the By-laws, the Company’s share capital amounts to euro 4,005,358,876.00, fully-paid, and is represented by 3,634,185,330 ordinary registered shares without indication of par value.
In the last session of 2014, the Eni share price, quoted on the Italian Stock Exchange, was euro 14.51, down by 17 percentage points from the price quoted at the end of 2013 (euro 17.49). The Italian Stock Exchange is the primary market where the Eni share is traded. During the year the FTSE/MIB index, the basket including the 40 most important shares listed on the Italian Stock Exchange, was barely unchanged (up by 0.2 percentage points). At the end of	2014, the Eni ADR listed on the NYSE was $34.91, down 28.1% compared to the price registered in the last session of 2013 ($48.49). One ADR is equal to two Eni ordinary shares. In the same period the S&P 500 index increased by 11.4 percentage points. Eni market capitalization at the end of 2014 was euro 52.4 billion (euro 63.4 billion at the end of 2013), confirming Eni as the first company for market capitalization listed on the Italian Stock Exchange.
Shares traded during the year totaled almost 4.4 billion, with a daily average of shares traded of 17.2 million (15.4 million in 2013). The total trade value of Eni shares amounted to approximately euro 77 billion (euro 68 billion in 2013), equal to a daily average of euro 304 million.

Share information
2012	2013	2014
Market quotations for common stock on the Mercato Telematico Azionario (MTA)
High	(euro)	18.70	19.48	20.41
Low		15.25	15.29	23.29
Average daily close		17.18	17.57	17.83
Year-end close		18.34	17.49	14.51

Market quotations for ADR on the New York Stock Exchange
High	(US$)	49.44	52.12	55.30
Low		36.85	40.39	32.81
Average daily close		44.24	46.68	47.37
Year-end close		49.14	48.49	34.91

Average daily traded volumes	(million of shares)	15.63	15.44	17.21
Value of traded volumes	(euro million)	267.0	271.4	304.0

Contents

Investor information Eni in 2014

Summary financial data
2012	2013	2014
Net profit
- per share (a)	(euro)	1.16	1.42	0.36
- per ADR (a) (b)	(US$)	2.98	3.77	0.96
Adjusted net profit
- per share (a)	(euro)	1.97	1.22	1.03
- per ADR (a) (b)	(US$)	5.06	3.24	2.74

Leverage		0.47	0.25	0.22
Coverage		11.3	8.8	7.4
Current ratio		1.4	1.5	1.5
Debt coverage		83.4	73.7	110.4

Dividend pertaining to the year	(euro per share)	1.08	1.10	1.12
Pay-out	(%)	50	77	311
Dividend yield (c)	(%)	5.9	6.5	7.6
TSR		22.0	1.3	(11.9)

(a) Fully diluted. Ratio of net profit and average number of shares outstanding in the year. Dollar amounts are converted on the basis of the average EUR/USD exchange rate quoted by ECB for the year presented.
(b) One American Depositary Receipt (ADR) is equal two Eni ordinary shares.
(c) Ratio of dividend for the period and the average price of Eni shares as recorded in December.

| Dividends
Management intends to propose to the Annual Shareholders’ Meeting scheduled on May 13, 2015, the distribution of a dividend of euro 1.12 per share for fiscal year 2014, of which euro 0.56 was already paid as interim dividend in September 2014.
Total cash outlay for the 2014 dividend is expected at approximately euro 4.01 billion (including euro 1.99 billion already paid in September 2014) if the Annual Shareholders’ Meeting approves the annual dividend. In future years, management	expects to continue paying interim dividends for each fiscal year, with the balance to the full-year dividend to be paid in each following year. Eni intends to continue paying interim dividends in the future. Holders of ADRs receive their dividends in US dollars. The rate of exchange used to determine the amount in dollars is equal to the official rate recorded on the date of dividend payment in Italy (May 22, 2014). On ADR payment date, Bank of New York Mellon pays the dividend less the amount of any withholding tax under Italian law (currently 27%) to all Depository	Trust Company Participants, representing payment of Eni SpA’s gross dividend. By submitting to Bank of New York Mellon certain required documents with respect to each dividend payment, US holders of ADRs will enable the Italian Depositary bank and Bank of New York Mellon as ADR Depositary to pay the dividend at the reduced withholding tax rate of 15%. US shareholders can obtain relevant documents, as well as a complete instruction packet to benefit from this tax relief by contacting Bank of New York Mellon at 201-680-6825.

Contents

Investor information Eni in 2014

Publications

Annual Report on Form 20-F 2014
a comprehensive report on Eni's activities and results to comply with the reporting requirements of the US Securities Exchange Act of 1934 and filed with the US Securities and Exchange Commission.

Remuneration Report 2015
a report on Eni's compensation and remuneration policies pursuant to rule 123-ter of Legislative Decree No. 58/1998.

Integrated Annual Report 2014
a comprehensive report on Eni's activities and financial and sustainability results for the year.

Corporate Governance Report 2014
a report on the Corporate Governance system adopted by Eni pursuant to rule 123-bis of Legislative Decree No. 58/1998.

Fact Book 2014
a report on Eni's businesses, strategies, objectives and development projects, including a full set of operating and financial statistics.

These and other Eni publications are available on Eni's internet site eni.com, in the section Publications - http://www.eni.com/en_IT/documentation/documentation.page?type=bil-rap

Shareholders may receive a hard copy of Eni's publications, free of charge, by filling in the request form found in the section Publications or through an e-mail request addressed to segreteriasocietaria.azionisti@eni.com or to investor.relations@eni.com. Any other information relevant to shareholders and investors can be found at Eni's website under the "Investor Relations" section.

Financial calendar

The dates of the Board of Directors' meetings to be held during 2015 in order to approve/review the Company's quarterly and semi-annual, and annual preliminary results are the following:	Results for the first quarter of 2015	April 28, 2015
	Results for the second quarter and the first half of 2015 and proposal of interim dividend for the financial year 2015	July 29, 2015
	Results for the third quarter of 2015	October 28, 2015
	Preliminary full-year results for the year ending December 31, 2015 and dividend proposal for the financial year 2015	February 2016
A press release on quarterly results is disseminated to the market the following day, when management also hosts a conference call with financial analysts to review the Group performance.

Contents

Investor Relations
Piazza Ezio Vanoni, 1 - 20097 San Donato Milanese (Milan)
Tel. +39-0252051651 - Fax +39-0252031929
e-mail: investor.relations@eni.com

eni spa
Headquarters: Rome, Piazzale Enrico Mattei, 1
Capital stock as of December 31, 2014:
€4,005,358,876 fully paid
Tax identification number: 00484960588
Branches:
San Donato Milanese (Milan) - Via Emilia, 1
San Donato Milanese (Milan) - Piazza Ezio Vanoni, 1

Publications
Financial Statement pursuant to rule 154-ter paragraph 1
of Legislative Decree No. 58/1998
Integrated Annual Report
Annual Report on Form 20-F
for the Securities and Exchange Commission
Fact Book (in Italian and English)
Eni in 2014 (in English)
Interim Consolidated Report as of June 30 pursuant
to rule 154-ter paragraph 2 of Legislative Decree No. 58/1998
Corporate Governance Report pursuant to rule 123-bis
of Legislative Decree No. 58/1998
(in Italian and English)
Remuneration Report pursuant to rule 123-ter
of Legislative Decree No. 58/1998 (in Italian and English)

Internet home page: eni.com
Rome office telephone: +39-0659821
Toll-free number: 800940924
e-mail: segreteriasocietaria.azionisti@eni.com

ADRs/Depositary
BNY Mellon Shareowner Services
P.O. Box 30170
College Station, TX 77842-3170
shrrelations@cpushareownerservices.com

Overnight correspondence should be sent to:
BNY Mellon Shareowner Services
211 Quality Circle, Suite 210
College Station, TX 77845

Toll Free numbers for domestic calls: - 1-888-269-2377
Number for International calls: - 201-680-6825

Institutional Investors' contacts for issuances/cancellations of ADRs:
UK: Mark Lewis - Tel. +44 (0) 20 7964 6089
mark.lewis@bnymellon.com
USA: Ravi Davis - Tel 1-212-815-4245
Ravi.davis@bnymellon.com
Hong Kong: Herston Powers - Tel. 852-2840-9868
Herston.powers@bnymellon.com

Cover: Inarea - Rome - Italy
Layout and supervision: Korus - Rome - Italy
Printing: Tipografia Facciotti Srl - Rome - Italy

Contents

Eni Shareholders approve 2014 Financial Statements at Annual Meeting

  2014 net profit euro 4.45 billion
  Total dividend per share for 2014 of euro 1.12
  Remuneration Report approved

Rome, May 13, 2015 - The Ordinary Meeting of Eni’s Shareholders, held today, resolved the following:
•	to approve the financial statements at December 31, 2014 of Eni SpA which report a net profit amounting to euro 4,454,704,262.21;
•	to allocate the net profit for the period of euro 4,454,704,262.21, of which euro 2,435,016,587.73 remains following the distribution of the 2014 interim dividend of 0.56 euro per share, resolved by the Board of Directors on September 17, 2014, as follows:
-	the amount of euro 32,908,326.92 to the reserve required by Article 6, paragraph 1, letter a) of Legislative Decree No. 38 of February 28, 2005;
-	to shareholders a dividend of euro 0.56 per share owned and outstanding at the ex-dividend date, excluding treasury shares on that date, thus completing payment of the dividend for the financial year 2014. The total dividend per share for the financial year 2014 therefore amounts to euro 1.12 per share;
-	the payment of the balance of the 2014 dividend of euro 0.56, on May 20, 2015, with an ex-dividend date of May 18, 2015 and a record date of May 19, 2015.

In addition, Eni’s Shareholders Meeting resolved in favor of the first section of the Remuneration report, pursuant to Article 123-ter of the Legislative Decree 58/1998.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com

Eni: investigation into OPL 245 case, audit conducted by independent US law firm did not find evidence of illegal conduct

San Donato Milanese (Milan), May 31, 2015 - Regarding the pending preliminary investigation by the Italian authorities into the OPL 245 case, Eni informs that an audit conducted by an independent US law firm on behalf of Eni’s board of statutory auditors and watch structure, did not find evidence of illegal conduct in relation to Eni and Shell’s 2011 transaction with the Nigerian government for the acquisition of the OPL 245 license in Nigeria. The audits examined the documents and information available to the company or otherwise received or acquired following the start of the investigation. The final report of this audit was made available to the judiciary with whom Eni is co-operating in full. This press release is issued at the request of Consob, pursuant to Article 114 paragraph 5 of the TUF.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +800 11 22 34 56
Switchboard: +39-0659821

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